Form 20-F
period 2022-12-31
OceanPal Inc.
filed 2023-03-30
CIK 1869467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR-

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

Mrs. Margaret Veniou Pendelis 26, 175 64 Palaio Faliro, Athens, Greece Tel: + 30-210-9485-360, Fax: + 30-210-9401-810 E-mail: mveniou@oceanpal.com
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

As of December 31, 2022, there were 10,183,996 outstanding shares of common stock, par value $0.01 per share.

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

☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

In addition to these important factors and matters discussed elsewhere herein, including under the heading “Item 3. Key Information—D. Risk Factors,” important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to:

●	the strength of world economies;
●	fluctuations in currencies and interest rates, inflationary pressures, and the impact of the discontinuance of the London Interbank Offered Rate for US Dollars, or LIBOR, after June 30, 2023;
●	dry bulk market conditions and trends, including volatility in charter rates, factors affecting supply and demand, fluctuating vessel values, opportunities for the profitable operations of dry bulk carriers;
●	changes in the supply of vessels, including when caused by new newbuilding vessel orders or changes to or terminations of existing orders, and vessel scrapping levels;
●	changes in our operating and capitalized expenses, including bunker prices, crew costs, dry-docking, costs associated with regulatory compliance, and insurance costs;
●	our future operating or financial results;
●	our ability to borrow under future debt agreements on favorable terms or at all, and our ability to comply with the covenants contained therein, in particular due to economic, financial or operational reasons;

i

●	changes to our financial condition and liquidity, including our ability to fund capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue), and other general corporate activities;
●	changes in governmental rules and regulations or actions taken by regulatory authorities;
●	potential liability from pending or future litigation;
●	compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery;
●	new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or regional/national imposed by regional authorities such as the European Union or individual countries;
●	potential cyber-attacks which may disrupt our business operations;
●	the failure of counter parties to fully perform their contracts with us;
●	our dependence on key personnel;
●	adequacy of insurance coverage;
●	the volatility of the price of our common shares;
●	future sales of our securities in the public market and our ability to regain and maintain our compliance with Nasdaq listing requirements;
●	our incorporation under the laws of the Marshall Islands and the different rights to relief that may be available compared to other countries, including the United States;
●	general domestic and international political conditions or labor disruptions, including “trade wars”, global public health threats and major outbreaks of diseases;
●	the impact of port or canal congestion or disruptions;
●	any continuing impacts of coronavirus (COVID-19) on the dry-bulk shipping industry;
●	potential physical disruption of shipping routes due to accidents, climate-related reasons (acute and chronic), political events, public health threats, international hostilities and instability such as the ongoing conflict between Russia and the Ukraine, piracy or acts by terrorists; and
●	other important factors described from time to time in the reports we file with the U.S. Securities and Exchange Commission, or the SEC.

ii

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

iii

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

Summary of Risk Factors

The following is a summary of the risk factors which are described in further detail in this section.

Risks Relating to our Industry

●	Charter hire rates for dry bulk carriers are volatile, which may adversely affect our business, financial condition, operating results, and ability to comply with loan covenants in any future borrowing facilities we may enter into.
●	The current state of the global financial markets and current economic conditions may adversely impact our results of operations, financial condition, cash flows, and ability to obtain future financing or refinance any future credit facilities on acceptable terms, or at all, which may negatively impact our business.
●	An oversupply of vessel capacity in the dry bulk shipping market in which we operate may prolong or further depress low charter rates when they occur, which may limit our ability to operate our vessels profitably.
●	The dry bulk vessel charter market is highly volatile and this may have an adverse effect on our revenues earnings and profitability.
●	Global economic conditions may continue to negatively impact the drybulk shipping industry.
●	Risks associated with operating ocean-going vessels could affect our business and reputation, which could have a material adverse effect on our operating results and financial condition.

●	Our operations outside the United States expose us to global risks, such as political instability, terrorist or other attacks, war, international hostilities and global public health concerns, which may affect the seaborne transportation industry and adversely affect our business.
●	Our operating results are subject to seasonal fluctuations, which could affect our operating results.
●	An increase in the price of fuel may adversely affect our operating results and cash flows.
●	Worldwide inflationary pressures could negatively impact our results of operations and cash flows.
●	We are subject to complex laws and regulations (including environmental standards such as IMO 2020, standards regulating ballast water discharge, etc.), including environmental regulations that can adversely affect the cost, manner or feasibility of doing business and our business, results of operations, cash flows, and financial condition.
●	Operational risks and damage to our vessels could adversely impact our performance.
●	If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations, or other governmental authorities, it could lead to monetary fines or penalties and may adversely affect our reputation and the market for our securities.
●	We conduct business in China, where the legal system is not fully developed and has inherent uncertainties that could limit the legal protections available to us.
●	Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties and an adverse effect on our business.
●	Changing laws and evolving reporting requirements could have an adverse effect on our business.

Risks Relating to our Company

●	A decline in the market values of our vessels could limit our ability to borrow funds in the future, trigger breaches of certain financial covenants contained in any future borrowing facilities we may enter into, and/or result in impairment charges or losses on sale.
●	We charter our vessels on short-term time charters in a volatile shipping industry and a decline in charter hire rates could affect our results of operations and our ability to pay dividends.
●	We may not be able to execute our growth strategy and we may not realize the benefits we expect from past acquisitions or future acquisitions or other strategic transactions.
●	We operate secondhand vessels with an age above the industry average which may lead to increased technical problems for our vessels, higher operating expenses, affect our ability to profitably charter and finance our vessels and to comply with environmental standards and future maritime regulations and result in a more rapid depreciation in our vessels’ market and book values.
●	We and certain of our principal officers and directors have affiliations with Diana Shipping Inc. (“Diana Shipping”), Steamship Shipbroking Enterprises Inc. (“Steamship”) and Diana Wilhelmsen Management Limited (“DWM”) that could create conflicts of interest detrimental to us.
●	Companies affiliated with Diana Shipping or Steamship or with our officers and directors, may acquire vessels that compete with our fleet.

●	Certain of our officers and directors participate in business activities not associated with us, and do not devote all of their time to our business, which may create conflicts of interest and hinder our ability to operate successfully.
●	We depend entirely on DWM and Steamship to provide the management of our fleet. The termination of our arrangements with DWM or Steamship, or DWM’s or Steamship’s failure to perform their obligations under our management agreements with them, may temporarily adversely affect our operations.
●	A cyber-attack could materially disrupt our business.
●	Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
●	Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.
●	We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.
●	In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, and as a result, we may be unable to employ our vessels profitably.
●	We may be unable to retain and recruit qualified key executives, key employees or key consultants, may delay our development efforts or otherwise harm our business.
●	We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations.
●	Technological innovation and quality and efficiency requirements from our customers could reduce our charterhire income and the value of our vessels.
●	We may not have adequate insurance to compensate us if we lose our vessels or to compensate third parties.
●	We are exposed to U.S. dollar and foreign currency fluctuations and devaluations that could harm our reported revenue and results of operations.
●	We may be exposed to volatility in the USD London Interbank Offered Rate, or LIBOR, and the potential discontinuance of LIBOR beyond 2023, which could, while limited, affect our future profitability, earnings and cash flow.
●	We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our operating results and financial performance.
●	We are an “emerging growth company” and we cannot be certain that the reduced disclosure and other requirements applicable to emerging growth companies will not make our common shares less attractive to investors.
●	We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations.
●	Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.
●	If we expand our business further, we may need to improve our operating and financial systems and will need to recruit suitable employees and crew for our vessels.

●	We may be subject to United States federal income tax on United States source income, which may reduce the Company’s earnings.

United States tax authorities could treat us as a “passive foreign investment company,” which could have adverse United States federal income tax consequences to United States holders.

Risks Relating to our Common Stock

●	We cannot assure you that our board of directors will pay dividends in the future.
●	If we do not have sufficient cash to pay dividends on our Series C Preferred Stock and Series D Preferred Stock when due, we may suffer adverse consequences.
●	The market prices and trading volume of our shares of common stock has and may continue to experience rapid and substantial price volatility, which could cause purchasers of our common stock to incur substantial losses.
●	We may not be able to regain compliance with Nasdaq’s continued listing requirements which could limit your ability to make transactions in our securities and subject us to additional trading restrictions.
●	We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law, you may have more difficulty protecting your interests than shareholders of a U.S. corporation.
●	As a Marshall Islands corporation and with some of our subsidiaries being Marshall Islands entities and also having subsidiaries in other offshore jurisdictions, our operations may be subject to economic substance requirements, which could impact our business.
●	Certain of our affiliates hold certain of our Preferred Shares that allow them to exert considerable influence over matters on which our shareholders are entitled to vote.
●	Future issuances or sales of our common stock could cause the market price of our common stock to decline.

Risk Factors

Risks Relating to our Industry

Charter hire rates for dry bulk vessels are volatile and have fluctuated significantly in the past years, which may adversely affect our business, financial condition, operating results and our ability to comply with loan covenants in any future borrowing facilities we may enter into.

Substantially all of our revenues are derived from a single market, the dry bulk market, and therefore our operating results are dependent on the cyclicality of the dry bulk shipping industry and any attendant volatility in charter rates. The degree of charter hire rate volatility among different types of dry bulk vessels has varied widely, and time charter and spot market rates for dry bulk vessel have in the recent past declined below the operating costs of vessels. When we charter our vessels pursuant to spot or short-term time charters, we are exposed to changes in spot market and short-term charter rates for dry bulk carriers and such changes may affect our earnings and the value of our dry bulk carriers at any given time. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or pay any dividends in the future. Fluctuations in charter rates result mainly from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for the major commodities carried by water internationally. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable. A significant decrease in charter rates would adversely affect our operating results, cash flows and may cause vessel values to decline, and, as a result, we may have to record an impairment charge in our consolidated financial statements which could adversely affect our financial results.

Dry bulk market conditions remained volatile in 2022, reflecting the impact of a broad economic slowdown, easing of port congestion, and the conflict in Ukraine. Furthermore, the conflict in Ukraine combined with inflationary pressures and/or supply chain disruptions across most major economies have negatively impacted certain of the countries in which we operate in and may lead to a global economic slowdown, which might in turn adversely affect demand for our vessels. In particular, the conflict in Ukraine and related sanctions measures imposed against Russia has and is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and has impacted the price of certain dry bulk goods, such as grain, as well as energy and fuel prices. Notably, various jurisdictions have imposed sanctions against Russia directly targeting the maritime transport of goods originating from Russia, such as of oil products and agricultural commodities such as potash. Such measures, and the response of targeted jurisdictions to them, have disrupted trade patterns of certain of the goods which we transport and have correspondingly impacted charter rates for the transport of such goods. With the exception of a temporary sharp increase in charter rates in the immediate aftermath of Russia’s invasion of Ukraine, charter rates generally trended downwards during the course of the year. In January 2023, we saw spot rates fall to extremely low levels, following normal seasonal patterns as well as Chinese New Year, which has reduced industrial activity in the region. Market conditions are expected to gradually improve over the course of 2023 as China’s re-opening takes hold, however we cannot guarantee a trend towards recovery.

Factors that influence demand for dry bulk vessel capacity include:

●	supply of and demand for energy resources, commodities, and semi-finished and finished consumer and industrial products;
●	changes in the exploration or production of energy resources, commodities, and semi-finished and finished consumer and industrial products;
●	the location of regional and global exploration, production and manufacturing facilities;
●	the location of consuming regions for energy resources, commodities,and semi-finished and finished consumer and industrial products;
●	the globalization of production and manufacturing;
●	global and regional economic and political conditions, armed conflicts, including the ongoing conflict between Russia and Ukraine and fluctuations in industrial and agricultural production;

●	disruptions and developments in international trade;
●	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;
●	international sanctions, embargoes, import and export restrictions, nationalizations, piracy, and terrorist attacks;
●	legal and regulatory changes including regulations adopted by supranational authorities and/or industry bodies, such as safety and environmental regulations and requirements;
●	epidemics and pandemics, such as the COVID-19 pandemic;
●	weather, acts of God and natural disasters;
●	environmental and other regulatory developments; and
●	currency exchange rates, specifically versus USD.

Demand for dry bulk vessels is also dependent, amongst others, upon economic growth in the world’s economies, seasonal and regional changes in demand and changes to the capacity of the global dry bulk fleet and the sources and supply for dry bulk cargoes transported by sea. Continued adverse economic, political or social conditions or other developments could further negatively impact charter rates and therefore have a material adverse effect on our business results, operating results, and ability to pay dividends, if and when declared.

For a discussion of factors affecting the supply of the dry bulk vessel capacity, see “—An oversupply of vessel capacity in the dry bulk shipping market in which we operate may prolong or further depress low charter rates when they occur, which may limit our ability to operate our vessels profitably.”  These factors are outside of our control and are unpredictable, and accordingly we may not be able to correctly assess the nature, timing and degree of changes in charter rates.

The current state of the global financial markets and current economic conditions may adversely impact our results of operation, cash flows, and ability to obtain future financing or refinance any future credit facilities on acceptable terms, or at all, which may negatively impact our business.

Global financial markets can be volatile and contraction in available credit may occur as economic conditions change. In recent years, operating businesses in the global economy have faced weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets which led to a general decline in the willingness of banks and other financial institutions to extend credit, particularly in the shipping industry. In the future, our ability to obtain credit to finance and expand our operations may be negatively affected by such changes and volatility.

Also, as a result of concerns about the stability of financial markets generally, and the solvency of counterparties specifically, the cost of obtaining money from the credit markets may increase if lenders increase interest rates, enact tighter lending standards, refuse to refinance existing debt at all or on terms similar to current debt, and reduce, or cease to provide funding to borrowers. Due to these factors, future financing may not be available to the extent required, on acceptable terms or at all. If future financing is not available when needed, or is available only on unfavorable terms, we may be unable to expand or meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

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

An oversupply of vessel capacity in the dry bulk shipping market in which we operate may prolong or further depress low charter rates when they occur, which may limit our ability to operate our vessels profitably.

Factors that influence the supply of dry bulk vessel capacity include:

1.	the number of newbuilding orders and deliveries, including slippage in deliveries;
2.	the number of shipyards and ability of shipyards to deliver vessels;
3.	port or canal congestion;
4.	potential disruption, including supply chain disruptions, of shipping routes due to accidents or political events;
5.	the scrapping of older vessels;
6.	speed of vessel operation;
7.	vessel casualties;
8.	technological advances in vessel design and capacity;
9.	the degree of scrapping or recycling of older vessels, depending, among other things, on scrapping or recycling rates and international scrapping or recycling regulations;
10.	the price of steel and vessel equipment;
11.	product imbalances (affecting level of trading activity) and developments in international trade;
12.	the number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire;
13.	availability of financing for new vessels and shipping activity;
14.	changes in international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and
15.	changes in environmental and other regulations that may limit the useful lives of vessels.

In addition to the prevailing and anticipated charter rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage costs, the efficiency and age profile of the existing dry bulk fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for dry bulk shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

We anticipate that the future demand for our dry bulk vessels will be dependent upon economic growth in the world’s economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global dry bulk fleet and the sources and supply of dry bulk cargoes transported by sea. While there has been a general decrease in new dry bulk vessels’ ordering since 2014, the capacity of the global dry bulk carrier fleet could increase and economic growth may not resume in areas that have experienced a recession or continue in other areas. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

The dry bulk vessel charter market is highly volatile and this may have an adverse effect on our revenues, earnings and profitability.

The Baltic Dry Index, or the BDI, a daily average of charter rates for key dry bulk routes published by the Baltic Exchange Limited, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market as well as the performance of the entire dry bulk shipping market and has been very volatile. The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then, reaching a record low of 290 in February 2016. In 2022, the BDI ranged from a high of 3,369 on May 23, 2022 to a low of 965 on August 31, 2022 to drop again to a low of 530 on February 16, 2023. The BDI has since recovered from the February 2023 levels and closed at 1,402 on March 28 2023. There can be no assurance that the dry bulk charter market will continue to improve in the future. The volatility in charter rates in the dry bulk market affects our revenues and operating results and also affects the value of our dry bulk vessels, which follows the trends of dry bulk charter rates.

Volatility in the dry bulk vessel charter market has had and may continue to have additional adverse consequences for our industry and business, including an absence of financing for our vessels, no active secondhand market for the sale of our vessels, charterers seeking to renegotiate the rates for our existing time charters, and widespread loan covenant defaults in the dry bulk shipping industry and future financings which we may enter into. Accordingly, our financial condition and operating results could be adversely affected, which could in turn cause the value of our common shares being reduced or eliminated.

Global economic conditions may continue to negatively impact the dry bulk shipping industry.

Major market disruptions and adverse changes in market conditions and regulatory climate in China, the United States, the European Union and worldwide may adversely affect our business.

Chinese dry bulk imports have accounted for the majority of global dry bulk transportation growth annually over the last decade. Accordingly, our financial condition and operating results, as well as our future prospects, would likely be hindered by an economic downturn in any of these countries or geographic regions. In recent years China and India have been among the world’s fastest growing economies in terms of gross domestic product, and any economic slowdown in the Asia Pacific region particularly in China or India may adversely affect demand for seaborne transportation of our products and our results of operations. Moreover, any deterioration in the economy of the United States or the European Union, may further adversely affect economic growth in Asia.

Economic growth is expected to slow, including due to supply-chain disruption, the recent surge in inflation and related actions by central banks and geopolitical conditions, with a significant risk of recession in many parts of the worlds in the near term. In particular, an adverse change in economic conditions affecting China, Japan, India or Southeast Asia generally could have a negative effect on the dry bulk market, and, as a result, on our financial condition and operating results.

Regulations relating to ballast water discharge may adversely affect our revenues and profitability.

The IMO has imposed updated guidelines for ballast water treatment systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention (‘IOPP’) renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 Discharge Performance Standard (‘D-2 standard’) on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. Within two years after the EPA publishes its final Vessel Incidental Discharge National Standards of Performance, the U.S. Coast Guard must develop corresponding implementation, compliance and enforcement regulations regarding ballast water. While we believe all our vessels are in compliance with the new regulations any changes in such regulations could require the installation of new equipment, which may cause us to incur substantial costs.

Risks associated with operating ocean-going vessels could affect our business and reputation, which could have a material adverse effect on our operating results and financial condition.

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

1.	loss of life or harm to seafarers;
2.	marine disaster;
3.	terrorism;
4.	piracy or robbery;
5.	environmental accidents and pollution;
6.	cargo and property losses and damage; and
7.	business interruptions caused by mechanical failures, human error, war, armed conflicts, political action in various countries, labor strikes or adverse weather conditions.

Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable dry bulk operator.

In addition, international shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures can result in the seizure of the cargo and/or our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, operating results, cash flows, financial condition and available cash.

Our operations outside the United States expose us to global risks, such as political instability, terrorist or other attacks, war, international hostilities and global public health concerns, which may affect the seaborne transportation industry and adversely affect our business.

We are an international shipping company that primarily conducts most of our operations outside the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts.

Currently, the world economy faces a number of challenges, including trade tensions between the United States and China, stabilizing growth in China, continuing threat of terrorist attacks around the world, continuing instability and conflicts and other ongoing occurrences in the Middle East, Ukraine, and in other geographic areas and countries, as well as the public health concerns stemming from the COVID-19 pandemic.

In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region and most recently in the Black Sea in connection with the recent conflict in Ukraine. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our future performance, operating results, cash flows and financial position.

Beginning in February of 2022, President Biden and several European leaders announced various economic sanctions against Russia in connection with the aforementioned conflict in the Ukraine region, which may adversely impact our business.

The United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) administers and enforces multiple authorities under which sanctions have been imposed on Russia, including: the Russian Harmful Foreign Activities sanctions program, established by the Russia-related national emergency declared in Executive Order (E.O.) 14024 and subsequently expanded and addressed through certain additional authorities, and the Ukraine-Russia-related sanctions program, established with the Ukraine-related national emergency declared in E.O. 13660 and subsequently expanded and addressed through certain additional authorities. The United States has also issued several Executive Orders that prohibit certain transactions related to Russia, including the importation of certain energy products of Russian Federation origin (including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal), and all new investments in Russian by U.S. persons, among other prohibitions and export controls. Furthermore, the United States has also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022 with respect to the maritime transport of crude oil and on February 5, 2023 with respect to the maritime transport of other petroleum products. An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that allows each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Violations of the price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business. The ongoing conflict could result in the imposition of further economic sanctions or new categories of export restrictions against individuals in or connected to Russia. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, operating results and cash flows. For instance, on February 24, 2023, OFAC issued a new determination pursuant to Section 1(a)(i) of Executive Order 14024, which enables the imposition of sanctions on individuals and entities who operate or have operated in the metals and mining sector of the Russian economy. Increased restrictions on the metals and mining sector may pose additional risks adversely affecting our business.

Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures.

In addition, public health threats, such as COVID-19, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, Japan and South Korea, which may even become pandemics, such as COVID-19, could lead to a significant decrease of demand for the transportation of dry bulk cargoes. Such events may also adversely impact our operations, including timely rotation of our crews, the timing of completion of any outstanding or future repair works in drydock as well as the operations of our customers. Delayed rotation of crew may adversely affect the mental and physical health of our crew and the safe operation of our vessels as a consequence.

Outbreaks of epidemic and pandemic diseases, such as the COVID-19 pandemic, and governmental responses thereto could adversely affect our business.

Since the beginning of 2020, the COVID-19 pandemic has negatively affected economic conditions, supply chains, labor markets, demand for certain shipped goods both regionally and globally, and has also negatively impacted and may continue to impact our operations and the operations of our customers and suppliers. Over the course of the pandemic, measures taken to mitigate the spread of COVID-19 pandemic have included travel bans, quarantines, social distancing, limitations on public gatherings, impositions on supply chain logistics, lockdowns and other emergency public health measures, resulting in a significant reduction in overall global economic activity and extreme volatility in the global financial markets. Relatively weak global economic conditions during periods of volatility have and may continue to have a number of adverse consequences for the dry bulk shipping sector. While many of the measures taken were relaxed starting in 2022, we cannot predict whether and to what degree emergency public health and other measures will be reinstituted in the event of any resurgence in COVID-19 or any variants thereof.

If a resurgence of COVID-19, including due to new variants, results in travel restrictions, supply chain disruptions, and other impediments to the orderly conduct of seaborne trade, such as those caused by China’s “zero-covid” policy, there may be an additional material adverse effect on our operating results, cash flows and financial condition. For example, we may experience renewed difficulty and increased expenditures in rotating our crews along with associated medical costs and may incur increased fuel costs based on an increase in vessel deviations, repositioning and/or delays. Further, prolongment of the COVID-19 pandemic could also impact credit markets and financial institutions and result in increased interest rate spreads and other costs of, and difficulty in obtaining, bank financing and our ability to finance the purchase price of vessel acquisitions, which could limit our ability to grow our business in line with our strategy.

Our operating results are subject to seasonal fluctuations, which could affect our operating results.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The dry bulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be weaker during the fiscal quarters ending June 30 and September 30, and, conversely, our revenues may be stronger in fiscal quarters ending December 31 and March 31. While this seasonality will not directly affect our operating results, it could materially affect our operating results to the extent our vessels are employed in the spot market in the future.

An increase in the price of fuel may adversely affect our operating results and cash flows.

While we generally do not bear the cost of fuel for vessels operating on time charters, fuel is a significant factor in negotiating charter rates and the largest expense in our shipping operations when our vessels are off-hire and/or idle. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability as relevant circumstances may arise. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries (the "OPEC"), and other oil and gas producers, war and armed conflicts such as the ongoing conflict between Russia and the Ukraine, unrest in oil producing countries and regions, regional production patterns and environmental concerns. Any future increase in the cost of fuel may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

Indicatively, the price of high sulfur fuel and low sulfur fuel has increased significantly as a result of the ongoing conflict between Russia and the Ukraine in 2022, but has since decreased, although there is uncertainty regarding prices’ future direction remains. As a result, our bunker costs for our vessels when off-hire and/or idle have, from an overall perspective, increased since 2021 and may continue to increase, which could have an adverse impact on our operating results and cash flows. This might lead to a decrease in the economic viability of older vessels that lack fuel efficiency and a reduction of useful lives of these vessels.

Worldwide inflationary pressures could negatively impact our results of operations and cash flows.

It has been recently observed that worldwide economies have experienced inflationary pressures, with price increases seen across many sectors globally. For example, the U.S. consumer price index, an inflation gauge that measures costs across dozens of items, rose 6.5% in December 2022 compared to the prior year, driven in large part by increases in energy costs. It remains to be seen whether inflationary pressures will continue, and to what degree, as central banks begin to respond to price increases. In the event that inflation becomes a significant factor in the global economy generally and in the shipping industry more specifically, inflationary pressures would result in increased operating, voyage and administrative costs. Furthermore, the effects of inflation on the supply and demand of the products we transport could alter demand for our services. Interventions in the economy by central banks in response to inflationary pressures may slow down economic activity, including by altering consumer purchasing habits and reducing demand for the commodities and products we carry, and cause a reduction in trade. As a result, the volumes of goods we deliver and/or charter rates for our vessels may be affected. Any of these factors could have an adverse effect on our business, financial condition, cash flows and operating results.

We are subject to complex laws and regulations (including environmental standards such as IMO 2020, standards regulating ballast water discharge, etc.), including environmental regulations that can adversely affect the cost, manner or feasibility of doing business and our business, results of operations, cash flows and financial condition.

Our business and the operations of our vessels are materially affected by environmental regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions (including greenhouse gases), water discharges and ballast water management. These regulations include, but are not limited to, European Union regulations, the U.S. Oil Pollution Act of 1990, requirements of the U.S. Coast Guard, or USCG and the U.S. Environmental Protection Agency, the U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), the U.S. Clean Water Act, and the U.S. Maritime Transportation Security Act of 2002, and regulations of the IMO, including the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships of 1973, as modified by the Protocol of 1978, collectively referred to as MARPOL 73/78 or MARPOL, including designations of Emission Control Areas, thereunder, SOLAS, the International Convention on Load Lines of 1966, the International Convention of Civil Liability for Bunker Oil Pollution Damage, and the ISM Code. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such requirements or the impact thereof on the re-sale price or useful life of any vessel that we own or will acquire. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. Government regulation of vessels, particularly in the areas of safety and environmental requirements, continue to change, requiring us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. In addition, we may incur significant costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential environmental violations and in obtaining insurance coverage.

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

International shipping is subject to various security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Under the U.S. Maritime Transportation Security Act of 2002 (“MTSA”), the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities. These security procedures may result in cargo seizure, delays in the loading, offloading, trans-shipment or delivery and the levying of customs duties, fines or other penalties against us.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, customer relations, financial condition and earnings.

Operational risks and damage to our vessels could adversely impact our performance.

The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, armed conflicts, terrorism, piracy, labor strikes, boycotts and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. Damage to the environment could also result from our operations, particularly through spillage of fuel, lubricants or other chemicals and substances used in operations, or extensive uncontrolled fires. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting, any of which may subject us to litigation. As a result, we could be exposed to substantial liabilities not recoverable under our insurances. Further, the involvement of our vessels in a serious accident could harm our reputation as a safe and reliable vessel operator and lead to a loss of business. Epidemics and other public health incidents may also lead to crew member illness, which can disrupt the operations of our vessels, or to public health measures, which may prevent our vessels from calling on ports or discharging cargo in the affected areas or in other locations after having visited the affected areas.

If our vessels suffer damage, they may need to be repaired at a shipyard. The costs for these repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover at all or in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at shipyards is sometimes limited and not all shipyards are conveniently located. We may be unable to find space at a suitable shipyard or our vessels may be forced to travel to a shipyard that is not conveniently located relative to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant shipyards may adversely affect our business and financial condition.

The operation of dry bulk vessels has certain unique operational risks. With a dry bulk vessel, the cargo itself and its interaction with the vessel can be a risk. By their nature, dry bulk cargoes are often heavy, dense and easily shifted, and react badly to water exposure. In addition, dry bulk vessels are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the dry bulk vessel. Dry bulk vessels damaged due to treatment during unloading procedures may be more susceptible to a breach at sea. Hull breaches in dry bulk vessels may lead to the flooding of their holds. If flooding occurs in the forward holds, the bulk cargo may become so waterlogged that the vessel's bulkheads may buckle under the resulting pressure leading to the loss of the dry bulk vessel. These risks may also impact the risk of loss of life or harm to our crew.

If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition or operating results. In addition, the loss of any of our vessels could harm our crew and our reputation as a safe and reliable vessel owner and operator.

If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations, or other governmental authorities, it could lead to monetary fines or penalties and may adversely affect our reputation and the market for our securities.

We have not engaged in shipping activities in countries or territories or with government-controlled entities in 2022 and up to the date of this annual report in violation of any applicable sanctions or embargoes imposed by the U.S. government, the EU, the United Nations or other applicable governmental authorities. Our contracts with our charterers may prohibit them from causing our vessels to call on ports located in sanctioned countries or territories or carrying cargo for entities that are the subject of sanctions. Although our charterers may, in certain causes, control the operation of our vessels, we have monitoring processes in place reasonably designed to ensure our compliance with applicable economic sanctions and embargo laws. Nevertheless, it remains possible that our charterers may cause our vessels to trade in violation of sanctions provisions without our consent. If such activities result in a violation of applicable sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected.

The applicable sanctions and embargo laws and regulations of these difference jurisdictions vary in their application and do not all apply to the same covered persons or proscribe the same activities. In addition, the sanctions and embargo laws and regulations of each jurisdiction may be amended to increase or reduce the restrictions they impose over time, and the lists of persons and entities designated under these laws and regulations are amended frequently. Moreover, most sanctions regimes provide that entities owned or controlled by the persons or entities designated in such lists are also subject to sanctions. The U.S. and EU have enacted new sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have, and in the future will, become the target of sanctions. These require us to be diligent in ensuring our compliance with sanctions laws. Further, the U.S. has increased its focus on sanctions enforcement with respect to the shipping sector. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions or embargoes imposed by the United States, EU, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our operating results may be adversely affected, or we may suffer reputational harm.

As a result of Russia’s actions in Ukraine, the U.S., EU and United Kingdom, together with numerous other countries and self-sanctioning, have imposed significant sanctions on persons and entities associated with Russia and Belarus, as well as comprehensive sanctions on certain areas within the Donbas region of Ukraine, and such sanctions apply to entities owned or controlled by such designated persons or entities. These sanctions adversely affect our ability to operate in the region and also restrict parties whose cargo we may carry.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2022 and up to the date of this annual report, and intend to maintain such compliance, there can be no assurance that we or our charterers will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business and could result in our reputation and the markets for our securities to be adversely affected and/or in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our shares may adversely affect the price at which our shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities that are not controlled by the governments of countries or territories that are the subject of certain U.S. sanctions or embargo laws, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in countries or territories that we operate in.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports in areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, operating results, cash flows and financial condition.

Maritime claimants could arrest or attack one or more of our vessels, which could interrupt our business or have a negative effect on our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo, lenders, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by “arresting” or “attaching” a vessel through judicial or foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt the cash flow of the charterer and/or require us to pay a significant amount of money to have the arrest or attachment lifted, which would have an adverse effect on our cash flows.

In addition, in some jurisdictions, such as South Africa, under the “sister-ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister-ship” liability against one vessel in our fleet for claims relating to another of our ships. Under most of our present charters, if the vessel is arrested or detained as a result of a claim against us, we may be in default of our charter and the charterer may terminate the charter upon the passage of a period specified in the charter agreement, which will negatively impact our revenues and cash flows.

We conduct business in China, where the legal system is not fully developed and has inherent uncertainties that could limit the legal protections available to us.

Some of our vessels may be chartered to Chinese customers and from time to time on our charterers’ instructions, our vessels may call on Chinese ports. Such charters may be subject to regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Applicable laws and regulations in China may not be well publicized and may not be known to us or to our charterers in advance of us or our charterers becoming subject to them, and the implementation of such laws and regulations may be inconsistent. Changes in Chinese laws and regulations, including with regards to tax matters, or changes in their implementation by local authorities could affect our vessels if chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse impact on our business, financial condition and results of operations.

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

Risks Relating to our Company

A decline in the market values of our vessels could limit our ability to borrow funds in the future, trigger breaches of certain financial covenants contained in any future borrowing facilities we may enter into, and/or result in impairment charges or losses on sale.

The market values of our vessels, have generally experienced high volatility in recent years. While the market values of vessels and the dry bulk charter market have a very close relationship as the charter market moves from trough to peak, the time lag between the effect of charter rates on market values of ships can vary, and sometimes, values can be to a greater or lesser extent affected by the respective move in charter rates.

The market values of our vessels fluctuate depending on a number of factors, including:

1.	the prevailing level of charter rates;
2.	general economic and market conditions affecting the shipping industry;
3.	competition from other shipping companies and other modes of transportation;
4.	the types, sizes and ages of vessels;
5.	the supply of and demand for vessels;

6.	applicable governmental or other regulations;
7.	technological advances;
8.	the need to upgrade vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise; and
9.	the cost of newbuildings.

The market values of our vessels are at low levels compared to historical averages and if the market values of our vessels were to decline further, we may not be able to comply with certain covenants contained in any future loan facilities we enter into and we may not be able to incur debt on terms that are acceptable to us or at all or to refinance any debt we may have in the future.

Furthermore, if we sell any of our owned vessels at a time when prices are depressed, our business, operating results, cash flow and financial condition could be adversely affected. Moreover, if we sell a vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s carrying amount in our financial statements, resulting in a loss and a reduction in earnings. In addition, if vessel values persist or decline further, we may have to record an impairment adjustment in our financial statements which could adversely affect our financial results.

We charter our vessels on short-term time charters in a volatile shipping industry and a decline in charter hire rates could affect our results of operations and our ability to pay dividends.

Although significant exposure to short-term time charters is not unusual in the dry bulk shipping industry, the short-term time charter market is highly competitive and spot market charter hire rates (which affect time charter rates) may fluctuate significantly based upon available charters and the supply of, and demand for, seaborne shipping capacity. While the short-term time charter market may enable us to benefit in periods of increasing charter hire rates, we must consistently renew our charters and this dependence makes us vulnerable to declining charter rates. As a result of the volatility in the dry bulk carrier charter market, we may not be able to employ our vessels upon the termination of their existing charters at their current charter hire rates or at all. The dry bulk carrier charter market is volatile, and in the recent past, short-term time charter and spot market charter rates for some dry bulk carriers declined below the operating costs of those vessels before rising. We cannot assure you that future charter hire rates will enable us to operate our vessels profitably, or to pay dividends , if and when declared.

We may not be able to execute our growth strategy and we may not realize the benefits we expect from past acquisitions or future acquisitions or other strategic transactions.

As our business grows, we intend to acquire additional vessels from related or unaffiliated parties. Our future growth will primarily depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

●	identify suitable vessels and/or shipping companies for acquisitions at attractive prices;
●	realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements from past acquisitions;
●	obtain required financing for our existing and new operations;
●	integrate any acquired vessels, assets or businesses successfully with our existing operations, including obtaining any approvals and qualifications necessary to operate vessels that we acquire;
●	ensure, either directly or through our managers, that an adequate supply of qualified personnel and crew are available to manage and operate our growing business and fleet;
●	improve our operating, financial and accounting systems and controls; and

●	cope with competition from other companies, many of which have significantly greater financial resources than we do, and may reduce our acquisition opportunities or cause us to pay higher prices.

Our failure to effectively identify, acquire, develop and integrate any vessels could adversely affect our business, financial condition, investor sentiment and operating results. Finally, acquisitions may require additional equity issuances, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares, or debt issuances (with amortization payments), both of which could lower our available cash. If any such events occur, our financial condition may be adversely affected.

We operate secondhand vessels with an age above the industry average which may lead to increased technical problems for our vessels, higher operating expenses, affect our ability to finance and profitably charter our vessels, to comply with environmental standards and future maritime regulations and result in a more rapid deterioration in our vessels' market and book values.

Our current fleet consists only of secondhand vessels. While we have inspected our vessels and we intend to inspect any potential future vessel acquisition, this does not provide us with the same knowledge about its condition that we would have had if the vessel had been built for and operated exclusively by us. Generally, purchasers of secondhand vessels do not receive the benefit of warranties from the builders for the secondhand vessels that they acquire.

Our fleet consists of five vessels in operation, having a combined carrying capacity of 572,599 dwt and a weighted average age of 18.0 years as of the date of this annual report. In general, the cost of maintaining a vessel in good operating condition and operating it increases with the age of the vessel, because, amongst other things:

●	as our vessels age, typically, they become less fuel-efficient and more costly to maintain than more recently constructed vessels due to improvements in design, engineering, technology and due to increased maintenance requirements;
●	cargo insurance rates increase with the age of a vessel, making our vessels more expensive to operate;
●	governmental regulations, environmental and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage.

Charterers may also have age restrictions on the vessels they charter and in the past, have actively discriminated against chartering older vessels, which may result to a lower utilization of our vessels resulting to lower revenues. Our charterers have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, operate in extreme climates, utilize related shipyards and pass-through canals and straits. The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations.

Due to the age of our fleet, we may not be able to obtain external financing at all or at reasonable terms as our vessels may be seen as less valuable collateral.

We face competition from companies with more modern vessels with more fuel-efficient designs than our vessels (''eco-vessels''). If new vessels are built that are more efficient or more flexible or have longer physical lives than even the current eco-vessels, competition from the current eco-vessels and any more technologically advanced vessels could adversely affect the amount of charter payments we receive for our vessels once their charters expire and the resale value of our vessels could significantly decrease.

We cannot assure you that, as our vessels age, market conditions will justify expenditures to maintain or update our vessels or enable us to operate our vessels profitably during the remainder of their useful lives or that we will be able to finance the acquisition of new vessels at the time that we retire or sell our aging vessels. This could have a material adverse effect on our business, financial condition and operating results.

We and  certain of our principal officers and directors have affiliations with Diana Shipping Inc. (“Diana Shipping”), Steamship Shipbroking Enterprises Inc. (“Steamship”) and Diana Wilhelmsen Management Limited (“DWM”) that could create conflicts of interest detrimental to us.

Certain of our principal officers and directors are also principals, officers and employees of Diana Shipping, Steamship and DWM. These responsibilities and relationships could create conflicts of interest between us and Diana Shipping, Steamship or DWM. Conflicts may also arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus other vessels that are or may be managed in the future by Steamship or DWM and that are owned by Diana Shipping. While we have entered into a non-competition agreement with Diana Shipping, we cannot assure you that such agreement will successfully address all potential conflicts of interest that arise or that all conflicts will be resolved in our favor. Circumstances in any of these instances may make one decision advantageous to us but detrimental to Diana Shipping, Steamship or DWM, and vice versa.

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

Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. However, our Chairperson and Director, Mrs. Semiramis Paliou, also serves as Chief Executive Officer and a Director of Diana Shipping; our Director, Mr. Eleftherios Paratrifon, also serves as a Director of Diana Shipping; and our Director, President, Interim Chief Financial Officer and Secretary, Mr. Ioannis Zafirakis, also serves as Chief Strategy Officer, Chief Financial Officer, Treasurer and a Director of Diana Shipping. Mrs. Paliou, Mr. Papatrifon and Mr. Zafirakis also serve on our Executive Committee. As a result, Mrs. Paliou, Mr. Papatrifon and Mr. Zafirakis have fiduciary duties to manage the business of Diana Shipping and its affiliates in a manner beneficial to such entities and their shareholders. Consequently, they may encounter situations in which their fiduciary obligations to Diana Shipping and us are in conflict. We use our best efforts to cause compliance with all applicable laws and regulations in addressing such conflicts of interest. Our executive officers participate in business activities not associated with us and are not required to work full-time on our affairs. Our executive officers may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to the shareholders of other companies with which they may be affiliated, including Diana Shipping. Their other business activities may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest will be resolved in our favor. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We depend entirely on DWM and Steamship to provide the management of our fleet. The termination of our arrangements with DWM or Steamship, or DWM’s or Steamship’s failure to perform their obligations under our management agreements with them, may temporarily adversely affect our operations.

Our operational success and ability to execute our growth strategy will depend significantly upon the satisfactory and continued performance of these services by our managers, as well as their reputations. DWM or Steamship may fail to perform their obligations to us or may terminate their management agreement with us other than in accordance with the terms of our management agreements with them, either of which could adversely affect our operations during the process of identifying a replacement for DWM or Steamship (as applicable) and have a material adverse effect on our financial condition and results of our operations.

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

Additionally, due to Russia's invasion of the Ukraine, we may be subject to elevated cybersecurity risk. Moreover, cyberattacks against the Ukrainian government and other countries in the region have been reported in connection with the aforementioned invasion. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions, such developments could adversely affect our business, operating results and financial condition. At this time, it is difficult to assess the likelihood of such threat and any potential impact.

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

Since January 1, 2020, ships have to either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position. In order to comply with the sulfur cap regulation issued on January 1, 2020 related to the control of sulfur in the emissions, our vessels are currently using very low sulfur fuel oil with less than 0.5% sulfur.

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

Additionally, certain investors and lenders may exclude companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors. These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing the equity and debt capital markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our then indebtedness, if any. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

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

As part of our current business strategy to increase our fleet, we may build new or acquire secondhand vessels. While we rigorously inspect secondhand vessels prior to purchase, this does not provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Accordingly, we may not discover defects or other problems with secondhand vessels prior to purchasing or chartering-in, or may incur costs to terminate a purchase agreement. Any such hidden defects or problems may require us to put a vessel into extensive repairs or drydock, which would reduce our average fleet utilization and increase our operating costs. If a hidden defect or problem is not detected, it may result in accidents or other incidents for which we may become liable to third parties.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel-efficient than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Furthermore, governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment and may restrict the type of activities in which the vessel may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We have entered into, and may enter into in the future, various contracts, including, among other things, charter agreements, management agreements, shipbuilding contracts and credit facilities. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. For example, the combination of a reduction of cash flow resulting from a decline in world trade and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. As a result, this may have a significant impact on our revenues due to our concentrated customer base, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, and as a result, we may be unable to employ our vessels profitably.

The operation of dry bulk vessels and transportation of dry bulk cargoes is extremely competitive and fragmented. Competition for the transportation of dry bulk cargoes by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Due in part to the highly fragmented market, competitors with greater resources than us could enter the dry bulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. If we are unable to successfully compete with other dry bulk shipping companies, our results of operations may be adversely impacted.

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

Technological innovation and quality and efficiency requirements from our customers could reduce our charter income and the value of our vessels.

Our customers have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related shipyards and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. We face competition from companies with more modern vessels having more fuel efficient designs than our vessels, or eco vessels, and if new dry bulk vessels are built that are more efficient or more flexible or have longer physical lives than the current eco vessels, competition from the current eco vessels and any more technologically advanced vessels could adversely affect the amount of charter payments we receive for our vessels and the resale value of our vessels could significantly decrease. Similarly, technologically advanced vessels are needed to comply with environmental laws, the investment in which, along with the foregoing, could have a material adverse effect on our results of operations, charter hire payments and resale value of vessels. This could have an adverse effect on our results of operations, cash flows, financial condition and ability to pay dividends, if and when declared.

We may not have adequate insurance to compensate us if we lose our vessels or to compensate third parties.

We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurance includes hull and machinery insurance, war risk insurance, protection and indemnity insurance (which includes environmental damage and pollution insurance) and freight, demurrage and defense insurance. We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a total loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs.

We are exposed to U.S. dollar and foreign currency fluctuations and devaluations that could harm our reported revenue and results of operations.

We generate all of our revenues in U.S. dollars and most of our expenses are in U.S. dollars. Although our expenses are not significantly affected by fluctuations in exchange rates, they may be affected in the future and this could affect the amount of net income that we report in future periods. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may employ such instruments from time to time in the future in order to minimize any such risk. Our use of financial derivatives would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our financial condition and results of operations.

We may be exposed to volatility in the USD London Interbank Offered Rate, or LIBOR, and the potential discontinuance of LIBOR beyond 2023, which could, while limited, affect our future profitability, earnings and cash flow.

As certain of our future financing arrangements may have floating interest rates, typically based on LIBOR, movements in interest rates could negatively affect our financial performance in the future. The publication of U.S. Dollar LIBOR for the one-week and two-month U.S. Dollar LIBOR tenors ceased on December 31, 2021, and the ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced the publication of all other U.S. Dollar LIBOR tenors will cease on June 30, 2023. The United States Federal Reserve concurrently issued a statement advising banks to cease issuing U.S. Dollar LIBOR instruments after 2021. As such, any new loan agreements we enter into will not use LIBOR as an interest rate after June 2023.

In order to manage our exposure to interest rate fluctuations under LIBOR, the Secured Overnight Financing Rate, or “SOFR”, or any other alternative rate, we may from time-to-time use interest rate derivatives to effectively fix an amount of any floating rate debt obligations we may have in the future. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our operating results and financial performance.

Historically, a small number of charterers have accounted for a significant part of our revenues. Indicatively, for both the year ended December 31, 2022 and the period from April 15, 2021 (inception date) through December 31, 2021, we derived 57% and 93%, respectively, of our consolidated operating revenues from four and three charterers. Our charters may be terminated early due to certain events, such as a client's failure to make payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform their obligations under a charter with us depends on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping industry, prevailing prices for the commodities and products which we transport and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and could sustain losses. In addition, if we lose an existing client, it may be difficult for us to promptly replace the revenue we derived from that counterparty. Any of these factors could have a material adverse effect on our business, financial condition, cash flows and operating results.

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

For as long as we take advantage of the reduced reporting obligations, the information that we provide our shareholders may be different from information provided by other public companies. We are choosing to "opt out" of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1.235 billion; (ii) the last day of the fiscal year during which the fifth anniversary of the date of the IPO occurs; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that are held by nonaffiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1 billion in non-convertible debt securities during any three-year period. Once we lose emerging growth company status, we expect the costs and demands placed upon our management to increase, as we will be required to comply with additional disclosure and accounting requirements. In addition, management time and attention, as well as the engagement of our auditors and/or other consultants, will be required in order for us to prepare to comply with the increased disclosure and accounting standards required of companies who are not emerging growth companies, most notably compliance with Section 404 of the Sarbanes-Oxley Act and related auditor attestation requirements.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our obligations depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, we may not be able to satisfy our obligations.

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

It is expected that the Company qualified for this statutory tax exemption for the prior taxable period and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in the current or future taxable years and thereby become subject to United States federal income tax on our United States source income. For example, if shareholders with a five percent or greater interest in the Company’s stock were, in the aggregate, to own 50% or more of our outstanding common shares on more than half the days during the taxable year, we may not be able to qualify for exemption under Section 883. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

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

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from some of Nasdaq’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices, and the establishment and composition of an audit committee and a formal written audit committee charter. For a list of the practices followed by us in lieu of Nasdaq’s corporate governance rules, we refer you to “Item 16G. Corporate Governance” in this annual report.

Risks Relating to our Common Stock

We cannot assure you that our board of directors will declare dividend payments in the future.

The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms, or at all, as contemplated by our growth strategy, and the provisions of Marshall Islands law affecting the payment of dividends. In addition, other external factors, such as our lenders imposing restrictions on our ability to pay dividends under the terms of future loan facilities we may enter into, may limit our ability to pay dividends.

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

In addition, our ability to pay dividends to holders of our common shares will be subject to the rights of holders of our Series C Preferred Stock and our Series D Preferred Stock (and other preferred stock we have issued, or will issue in the future, with dividend rights), which in each case do or will rank prior to our common shares with respect to dividends, distributions and payments upon liquidation. No cash dividend may be paid on our common stock unless full cumulative dividends have been or contemporaneously are being paid or provided for on all outstanding shares of Series C Preferred Stock and Series D Preferred Stock (and other preferred stock we have issued, or will issue in the future, with dividend rights) for all prior and the then-ending dividend periods. Cumulative dividends on our shares of Series C Preferred Stock and Series D Preferred Stock accrue at a rate of 8.0% and 7.0% per annum, respectively, at a stated liquidation preference of $1,000 per Series C and Series D Preferred Share and are payable in cash or, at our election, in kind, quarterly on January 15, April 15, July 15 and October 15 of each year, or, if any such dividend payment date otherwise would fall on a date that is not a business day, the immediately succeeding business day.

If we do not have sufficient cash to pay dividends on our Series C Preferred Stock and Series D Preferred Stock when due, we may suffer adverse consequences.

Dividends to holders of our shares of Series C Preferred Stock and Series D Preferred Stock will be paid in cash or, at our election, in kind. If we do not have sufficient cash to pay dividends to holders of shares of Series C Preferred Stock and/or Series D Preferred Stock or otherwise elect to pay dividends on our Series C Preferred Stock and/or Series D Preferred Stock in kind, in the form of additional shares of common stock, then such issuance of additional shares of common stock will result in additional dividend payment obligations of the Company going forward. In addition, a failure to pay dividends on our Series C Preferred Stock and/or Series D Preferred Stock when due will adversely affect our ability to utilize shelf registration statements to sell our securities, which may be an important fund-raising avenue for us in the future. For more information on the terms of our preferred stock, please see Exhibit 2.13 to this annual report.

Shares of our Series D Preferred Stock are convertible into our Common Shares, which could have an adverse effect on the value of our Common Shares.

Shares of our Series D Preferred Stock are convertible, in whole or in part, at their holder’s option, to shares of our common stock at any time. The conversion of our Series D Preferred Stock could result in dilution to our shareholders at the time of conversion. Accordingly, the existence of the Series D Preferred Stock and the ability of a holder to convert the shares of Series D Preferred Stock into shares of our common stock could have a material adverse effect on the value of our common stock.

The market prices and trading volume of our shares of common stock has and may continue to experience rapid and substantial price volatility, which could cause purchasers of our common stock to incur substantial losses.

Recently, the market prices and trading volume of shares of common stock of other small publicly traded companies with a limited number of shares available to purchasers, have experienced rapid and substantial price volatility unrelated to the financial performance of those companies. Similarly, shares of our common stock have and may continue to experience similar rapid and substantial price volatility unrelated to our financial performance, which could cause purchasers of our common stock to incur substantial losses, which may be unpredictable and not bear any relationship to our business and financial performance. Extreme fluctuations in the market price of our common stock may occur in response to strong and atypical retail investor interest, including on social media and online forums, the direct access by retail investors to broadly available trading platforms, the amount and status of short interest in our common stock and our other securities, access to margin debt, trading in options and other derivatives on our shares of common stock and any related hedging and other trading factors:

If there is extreme market volatility and trading patterns in our common stock, it may create several risks for purchasers of our shares, including the following:

●	the market price of our common stock may experience rapid and substantial increases or decreases unrelated to our operating performance or prospects, or macro or industry fundamentals;
●	if our future market capitalization reflects trading dynamics unrelated to our financial performance or prospects, purchasers of our common stock could incur substantial losses as prices decline once the level of market volatility has abated;

●	if the future market price of our common stock declines, purchasers of shares of common stock may be unable to resell such shares at or above the price at which they acquired them. We cannot assure such purchasers that the market of our common stock will not fluctuate or decline significantly in the future, in which case investors could incur substantial losses.

Further, we may incur rapid and substantial increases or decreases in our common stock price in the foreseeable future that may not coincide in timing with the disclosure of news or developments by or affecting us. Accordingly, the market price of our common stock may fluctuate dramatically, and may decline rapidly, regardless of any developments in our business. Overall, there are various factors, many of which are beyond our control, that could negatively affect the market price of our common stock or result in fluctuations in the price or trading volume of our common stock, including:

●	actual or anticipated variations in our annual or quarterly results of operations, including our earnings estimates and whether we meet market expectations with regard to our operating results;
●	our ability to pay dividends or other distributions;
●	publication of research reports by analysts or others about us or the shipping industry in which we operate which may be unfavorable, inaccurate, inconsistent or not disseminated on a regular basis;
●	changes in market valuations of similar companies;
●	market reaction to any additional equity, debt or other securities that we may issue in the future, and which may or may not dilute the holdings of our existing stockholders;
●	additions or departures of key personnel;
●	actions by institutional or significant stockholders;
●	short interest in our common stock or our other securities and the market response to such short interest;
●	the dramatic increase in the number of individual holders of our common stock and their participation in social media platforms targeted at speculative investing;
●	speculation in the press or investment community about our company or industries in which we operate
●	strategic actions by us or our competitors, such as acquisitions or other investments;
●	legislative, administrative, regulatory or other actions affecting our business, our industry;
●	investigations, proceedings, or litigation that involve or affect us;
●	the occurrence of any of the other risk factors included in this annual report; and
●	general market and economic conditions.

We may not be able to regain compliance with Nasdaq’s continued listing requirements which could limit your ability to make transactions in our securities and subject us to additional trading restrictions.

Our common stock is listed on the Nasdaq Capital Market. On March 27, 2023, we received written notification from Nasdaq that because the closing bid price of our common stock for 32 consecutive business days was below the minimum $1.00 per share bid price requirement for continued listing on Nasdaq, we were not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days, or until September 25, 2023. We intend to monitor the closing bid price of our common stock during this period and, if necessary, will take steps necessary to regain compliance with the minimum bid price requirement. If we fail to maintain compliance with all applicable continued listing requirements for Nasdaq and Nasdaq determines to delist our common stock, the delisting could adversely affect the market liquidity of our common stock, our ability to obtain financing to repay any debt and fund our operations. In addition, our ability to raise additional capital through equity or debt financing would be greatly impaired. A suspension or delisting may also breach the terms of certain of our material contracts. The Company was previously able to regain compliance with the minimum bid price requirement and plans to take the steps necessary to regain compliance once again. For additional information, please see “Item 4. Information on the Company — Recent Developments —  Nasdaq Deficiency.”

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

As a Marshall Islands corporation and with some of our subsidiaries being Marshall Islands entities and also having subsidiaries in other offshore jurisdictions, our operations may be subject to economic substance requirements, which could impact our business.

We are a Marshall Islands corporation and some of our subsidiaries are Marshall Islands entities. The Marshall Islands has enacted economic substance laws and regulations with which we may be obligated to comply. We believe that we and our subsidiaries are compliant with the Marshall Islands economic substance requirements. However, if there were a change in the requirements or interpretation thereof, or if there were an unexpected change to our operations, any such change could result in noncompliance with the economic substance legislation and related fines or other penalties, increased monitoring and audits, and dissolution of the non-compliant entity, which could have an adverse effect on our business, financial condition or operating results.

EU Finance ministers rate jurisdictions for tax rates and tax transparency, governance and real economic activity. Countries that are viewed by such finance ministers as not adequately cooperating, including by not implementing sufficient standards in respect of the foregoing, may be put on a “grey list” or a “blacklist”. As of December 31, 2022, the Marshall Islands remained “white-listed” by the EU.  However, on February 14, 2023, the Marshall Islands was placed by the EU on its list of non-cooperative jurisdictions for tax purposes, with the EU listing the Marshall Islands, among others, as “facilitating offshore structures and arrangements aimed at attracting profits without real economic substance.” At present, the impact of being included on the list of non-cooperative jurisdictions for tax purposes is unclear. Although we understand that the Marshall Islands is committed to full cooperation with the EU and expects to be moved back to the “white list” in October 2023, subject to review by the EU Council, there is no assurance that such a reclassification will occur.

If the Marshall Islands is not removed from the list and sanctions or other financial, tax or regulatory measures were applied by European Member States to countries on the list or further economic substance requirements were imposed by the Marshall Islands, our business could be harmed.

EU member states have agreed upon a set of measures, which they can choose to apply against grey- or blacklisted countries, including monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits EU funds from being channeled or transited through entities in countries on the blacklist. Other jurisdictions in which we operate could be put on the blacklist in the future.

Certain of our affiliates hold certain of our Preferred Shares that allow them to exert considerable influence over matters on which our shareholders are entitled to vote.

In connection with the contribution of the OceanPal Inc. Predecessors to us by Diana Shipping, we issued 500,000 shares of Series B Preferred Stock to Diana Shipping. These shares of Series B Preferred Stock (the “Series B Preferred Stock”) vote with our common shares and each share of Series B Preferred Stock entitles the holder thereof to the right to cast a number of votes for all matters on which our shareholders are entitled to vote of up to 34% of the total number of votes entitled to vote on all matters submitted to a vote of our common shareholders, subject to certain limitations that prevent Diana Shipping from exercising more than 49% of the aggregate voting authority derived from any voting security then held by Diana Shipping on any matter put to shareholders. Through its beneficial ownership of the shares of Series B Preferred Stock, Diana Shipping is able to establish a quorum at any shareholder meeting. In addition, in connection with the contribution, Diana Shipping also received 10,000 shares of our Series C Preferred Stock (the “Series C Preferred Stock”), which are convertible into common shares at Diana Shipping’s option commencing upon the first anniversary of the original issue date (i.e. November 29, 2021), at a conversion price equal to the lesser of $65.00 and the 10-trading day trailing VWAP of our common shares, subject to certain adjustments. In addition, as of the date of this annual report, Diana Shipping holds 13,157 shares of our Series D Preferred Stock (the “Series D Preferred Stock”), which are convertible into common shares at Diana Shipping’s option, subject to certain conditions, at a conversion price equal to the 10-trading day trailing VWAP of our common shares, subject to certain adjustments. While Diana Shipping has no agreement, arrangement or understanding relating to the voting of its shares of Series B Preferred Stock, it is able to influence the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. In addition, an entity controlled by our Chairperson also has the ability to cause the vote of up to 15% of the total number of votes entitled to vote on all matters submitted to a vote of our common shareholders through the ownership of certain of our Series E Preferred Shares. For more information, please see “Item 4. Information on the Company — Recent Developments —Issuance of Series E Preferred Stock.”. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our shares. So long as Diana Shipping continues to have a significant financial interest on us, even though the amount is less than 50% of our voting power, it will continue to be able to exercise considerable influence over our decisions. The interests of Diana Shipping may be different from your interests.

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

As of March 28, 2023, we have i) outstanding Class A warrants under the January 2022 Offering (refer to discussion in section “Recent Developments” below) that may obligate us to issue up to an additional of 1,447,400 common shares, ii) outstanding Class B warrants that may obligate us to issue up to an additional of 15,000,000 common shares, iii) outstanding pre-funded warrants that may obligate us to issue up to an additional of 950,000 common shares, and iv) privately placed warrants that may obligate us to issue up to an additional of 15,000,000 common shares, all ii) through iv) under the Registered Direct Offering (refer to section “Recent Reporting Developments” below), or of 32,397,400 common shares in aggregate, upon the exercise of these warrants in full. In addition, we may issue additional shares of common stock upon the conversion of one or more series of our preferred shares and may issue additional securities in the future for any purpose and for such consideration and on such terms and conditions as we may determine appropriate or necessary, including in connection with equity awards, financings or other strategic transactions. In addition, our stockholders may elect to sell large numbers of shares held by them from time to time.

Our amended and restated articles of incorporation authorize us to issue up to 1,000,000,000 shares of common stock, of which 24,233,996 shares were issued and outstanding as of March 28, 2023. The number of shares of common stock available for sale in the public market will be limited by restrictions applicable under securities laws.

The market price of our common shares could also decline due to sales, or the announcements of proposed sales, of a large number of common shares by our large shareholders, or the perception that these sales could occur.

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

Item 4.Information on the Company

A.History and Development of the Company

OceanPal Inc. was incorporated by Diana Shipping (NYSE: DSX) under the laws of the Republic of the Marshall Islands on April 15, 2021 to serve as the holding company of the three former vessel owning subsidiaries that were contributed to us by Diana Shipping (the “OceanPal Inc. Predecessors”), together with $1 million in working capital, in connection with the distribution by us of all of the 882,024 issued and outstanding common stock to Diana Shipping’s shareholders on November 29, 2021 (the “Spin-Off”). In connection with the Spin-Off, Diana Shipping received 500,000 shares of our Series B Preferred Stock and 10,000 shares of our 8.0% Series C Preferred Stock. Our common stock commenced trading on the Nasdaq Capital Market under the ticker symbol “OP” on November 30, 2021.

We and Diana Shipping are independent publicly traded companies with separate independent boards of directors. All references in this annual report to us for periods prior to the Spin-Off refer to the OceanPal Inc. Predecessors. Effective December 22, 2022, we effected a 1-for-10 reverse stock split on our common stock. All share and per share amounts disclosed herein, give effect to this reverse stock split retroactively, for all periods presented, unless indicated otherwise.

We are an independent provider of worldwide ocean-going transportation services. As of the date of this annual report, we own and operate five dry bulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers with a total cargo carrying capacity of approximately 572,599 dwt. We intend to expand our fleet in the future and may acquire additional dry bulk carriers as well as vessels in other sectors based on our assessment of market conditions. We intend to acquire additional vessels principally in the secondhand market, including acquisitions from unrelated third parties, and we may also acquire additional vessels from Diana Shipping or other related parties, provided that such related party acquisitions are negotiated and conducted on an arms-length basis. Diana Shipping has granted us a right of first refusal over six identified dry bulk carriers owned by Diana Shipping on the Spin-Off date. As of the date of this annual report, three of the six identified vessels from Diana Shipping remain available for our purchase. Pursuant to this right of first refusal, we have the right, but not the obligation, to purchase one or all of the three identified vessels when and if Diana Shipping determines to sell the vessels at fair market value at the time of sale. See “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions.” We may also enter into newbuilding contracts to the extent that we believe they present attractive opportunities.

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

Recent Developments

Nasdaq Deficiency

On March 8, 2022, we received a written notification from Nasdaq indicating that because the closing bid price of our common shares for the last 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement under Nasdaq rules. Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days, or until September 5, 2022. On September 6, 2022, we were granted an additional 180-day period from the Nasdaq Stock Market, through March 6, 2023, to regain compliance with the $1.00 minimum bid price requirement for continued listing on the Nasdaq Capital Market. On December 22, 2022, we effected a 1-for-10 reverse split of our common stock. The reverse stock split became effective and our common stock began trading on a split-adjusted basis on the Nasdaq Capital Market at the opening of trading on December 22, 2022.

The reverse stock split was approved by our shareholders at our 2022 Annual Meeting of Shareholders held on April 5, 2022. The one-for ten ratio was approved by our Board on December 19, 2022. Our Board has the authority to effect one or more additional reverse stock splits on our issued shares of common stock, pursuant to the shareholder approval granted on April 5, 2022, each at a ratio of not less than one-for-two and not more than one-for-10 that, together with the reverse stock split effective December 22, 2022, result in the aggregate at a ratio of not more than one-for-40.

As a result of this reverse stock split, there was no change in the number of authorized shares or the par value of our common stock. As of January 6, 2023, our common stock has remained at $1.00 per share or higher for ten consecutive days. As such, on January 9, 2023, the Company received a letter from The Nasdaq Capital Market confirming that it has regained compliance with the minimum bid price requirement.

On March 27, 2023, we received written notification from Nasdaq that because the closing bid price of our common stock for 32 consecutive business days was below the minimum $1.00 per share bid price requirement for continued listing on Nasdaq, we were not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days, or until September 25, 2023. We intend to monitor the closing bid price of our common shares between now and September 25, 2023, and are considering our options in order to regain compliance with the Nasdaq Capital Market minimum bid price requirement. We can cure this deficiency if the closing bid price of our common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period.

Underwritten Public Offering (the “January 2022 Offering”)

On January 25, 2022, we closed an underwritten public offering of 15,571,429 units at a price of $0.77 per unit, ten units consisting of one share of our common stock (or ten pre-funded warrants in lieu of one share of our common stock) and “ten Class A warrants” Class A warrant to purchase one share of our common stock. In addition, certain selling shareholders affiliated with us (the “Selling Shareholders”) sold an aggregate of 62,857 shares of common stock in the offering. Each of the 62,857 shares of common stock sold by the Selling Shareholders on the primary offering, was delivered to the underwriters with ten additional Class A warrants to purchase one share of common stock (sold by the Company), on a firm commitment basis. In addition, the underwriter for the offering fully-exercised its option to purchase an additional 114,857 common shares from the Selling Shareholders and 128,142 common shares, along with 2,430,000 Class A warrants from us to purchase 243,000 shares of common stock. Each of the 114,857 shares of common stock sold by the Selling Shareholders upon exercise of the underwriters’ over-allotment option, was sold with ten Class A warrants (sold by the Company) to purchase one share of our common stock, on a firm commitment basis. As of March 28, 2023, all pre-funded warrants related to this offering have been exercised and Class A warrants to purchase 1,447,400 common shares remain available for exercise at an exercise price of $7.70 per share. The gross proceeds of the offering to us, before underwriting discounts and commissions and estimated offering expenses, were approximately $16.19 million (including the exercise of the overallotment option, the exercise of 4,156,000 Class A warrants to purchase 415,600 shares of common stock, and the exercise of all pre-funded warrants). We did not receive any of the proceeds from the sale of common shares by the Selling Shareholders and only received the proceeds for the class A warrants sold together with the Selling Shareholders’ shares of common stock. We refer to this offering as the “January 2022 Offering.”

Registered Direct Offering

On February 10, 2023, we issued 15,000,000 units with each Unit consisting of one share of common stock (or one pre-funded warrant in lieu of one share of our common stock) and one Class B Warrant. We also offered to each purchaser, with respect to the purchase of units that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% of our outstanding common stock immediately following the consummation of this offering, the opportunity to purchase one pre-funded warrant in lieu of one share of common stock. Each pre-funded warrant is exercisable for one share of common stock at an exercise price of $0.01 per share. As of March 28, 2023, out of the 2,700,000 pre-funded warrants issued on the closing of the offering, 1,750,000 pre-funded warrants have been exercised and 950,000 pre-funded warrants remain available for exercise at an exercise price of $0.01 per share, and Class B warrants to purchase 15,000,000 common shares remain available for exercise at an exercise price of $1.01 per share. The gross proceeds of the offering to us, before deducting for placement agency fees and estimated offering expenses, were approximately $15.14 million, including the exercise of pre-funded warrants as of the date of this annual report. We refer to this offering as the “February 2023 Registered Direct Offering.” Also, on the same date, we sold to each purchaser of the units, unregistered privately placed warrants, to purchase up to an aggregate of 15,000,000 shares of the Company’s common stock at an exercise price of $1.01 per share. On February 23, 2023, we filed with the SEC a resale registration agreement in Form F-1 regarding the privately placed warrants which was declared effective on March 8, 2023. Pursuant to the terms of the privately placed warrants, the holders may elect to exercise such warrants on a cashless basis at the rate of 0.75 common share per warrant on or after the later of (i) March 8, 2023, (ii) March 24, 2023, and (iii) the date the aggregate cumulative trading volume of our common shares beginning on February 8, 2023 exceeds 60 million shares. We will not receive any proceeds from the exercise of the privately placed warrants on a cashless basis. As of March 28, 2023, no privately placed warrants have been exercised.

2021 Equity Incentive Plan

On March 23, 2022, we amended and restated our 2021 Equity Incentive Plan to, among other things, permit grants of shares of Series C Preferred Stock thereunder, in an aggregate amount of up to 10,000 shares.

On April 15, 2022 and March 7, 2023, our Board of Directors approved the award of 1,982 shares and 3,332 shares, respectively, of Series C Preferred Stock to executive management and non-executive directors, pursuant to our 2021 Equity Incentive Plan, as amended and restated (the “2021 Equity Incentive Plan”), as an annual incentive bonus. The fair value of each of the preferred stock awards under the 2021 Equity Incentive Plan, is determined based on independent third party valuations.

Dividend Declarations

On January 17, 2022, we paid a dividend on our then outstanding Series C Preferred Stock (i.e. 10,000 shares) in the aggregate amount of $0.1 million.

On March 18, 2022, our Board of Directors declared a cash dividend on our common stock of $0.5 per share for the fourth quarter ended December 31, 2021. We had 2.98 million shares of common stock issued and outstanding on the record date (April 1, 2022). Holders of our Class A Warrants as of April 1, 2022 received a cash payment in the amount of $0.5 for each common share that such holder would be entitled to receive upon exercise of their Class A Warrants. As of record date April 1, 2022, there were Class A Warrants exercisable for an aggregate of approximately 1.447,000 common shares. On April 11 and 13, 2022, we paid a dividend of $1.49 million on common stock and of $0.73 million on Class A warrants holders of record April 1, 2022, amounting to $2.22 million in aggregate.

On April 14, 2022, we paid a dividend on our then outstanding Series C Preferred Stock (i.e. 10,000 shares) in the aggregate amount of $0.2 million.

On May 30, 2022, our Board of Directors declared a cash dividend on our common stock of $0.1 per share for the first quarter ended March 31, 2022. The cash dividend was paid to all common shareholders of record as of June 14, 2022. Holders of our Class A Warrants as of June 14, 2022 also received a cash payment in the amount of $0.1 for each common share that such holder would be entitled to receive upon exercise of their Class A Warrants. On June 21, 2022, we paid a dividend of $0.3 million on our common stock and of $0.14 million on our Class A warrants holders of record June 14, 2022, amounting to $0.44 million in aggregate.

On July 14, 2022, we paid a dividend on our then outstanding Series C Preferred Stock (i.e. 10,000 shares) and on the 1,982 shares of Series C Preferred Stock awarded to executive management and non- executive directors on April 15, 2022 as part of the 2021 Equity Incentive Plan, concerning the period from April 15, 2022 to July 14, 2022, inclusive, in the aggregate amount of $0.24 million.

On July 27, 2022 our Board of Directors declared a cash dividend on our common stock of $0.1 per share for the second quarter ended June 30, 2022. The cash dividend was paid to all common shareholders of record as of August 12, 2022. Holders of our Class A Warrants as of August 12, 2022 also received a cash payment in the amount of $0.1 for each common share that such holder would be entitled to receive upon exercise of their Class A Warrants. On August 31, 2022, we paid a dividend of $0.3 million on common stock and of $0.14 million on Class A warrants holders of record June 14, 2022, amounting to $0.44 million in aggregate.

On October 17, 2022, we paid a dividend on our then outstanding Series C Preferred Stock (i.e. 10,000 shares) and on the 1,982 shares of Series C Preferred Stock awarded to executive management and non- executive directors on April 15, 2022 as part of the 2021 Equity Incentive Plan, concerning the period from July 15, 2022 to October 14, 2022, inclusive, in the aggregate amount of $0.24 million.

On October 17, 2022, we paid a dividend on our then outstanding Series D Preferred Stock (i.e. 25,000 shares) concerning the period from September 21, 2022 to October 14, 2022, inclusive, in the aggregate amount of $0.12 million.

On January 17, 2023, we paid a dividend on our then outstanding Series C Preferred Stock (i.e. 10,000 shares) and on the 1,982 shares of Series C Preferred Stock awarded to executive management and non- executive directors on April 15, 2022 as part of the 2021 Equity Incentive Plan, concerning the period from October 15, 2022 to January 14, 2023, inclusive, in the aggregate amount of $0.24 million.

On January 17, 2023, we paid a dividend on our then outstanding Series D Preferred Stock (i.e. 9,172 shares), concerning the period from October 15, 2022 to January 14, 2023, inclusive in the aggregate amount of $0.16 million.

On March 27, 2023, our Board of Directors declared a dividend of $0.27 million in aggregate, on i) our outstanding Series C Preferred Stock (i.e. 10,000 shares) and ii) 1,982 shares of Series C Preferred Stock awarded to executive management and non-executive directors on April 15, 2022, for the period from January 15, 2023 to April 14, 2023, inclusive, and on iii) 3,332 shares of Series C Preferred Stock awarded to executive management and non-executive directors on March 7, 2023, for the period from March 7, 2023 to April 14, 2023, inclusive, which is payable on April 17, 2023.

On March 27, 2023, our Board of Directors approved a cash dividend of $0.33 million in aggregate, on our outstanding shares of Series D Preferred Stock issued in connection with i) the Diana Shipping Stock Distribution discussed below (i.e. 9,172 shares) for the period from January 15, 2023 to April 14, 2023, inclusive, and ii) M/V Melia acquisition from Diana Shipping discussed below (i.e. 13,157 shares) for the period from February 8, 2023 to April 14, 2023, inclusive, which is payable on April 17, 2023.

Acquisition of vessels

On June 13, 2022, we, through one of our wholly subsidiaries, entered into a memorandum of agreement with Diana Shipping to acquire a 2005-built Capesize vessel, the m/v Baltimore, having a carrying capacity of 177,243 dwt and an age of 17.3 years, as of that date, for a total consideration of $22.0 million. Of the purchase price, 20%, or $4.4 million, was paid in cash upon signing of the memorandum of agreement, and the remaining amount of $17.6 million was paid upon delivery of the vessel through the issuance to Diana of 25,000 shares of our Series D Preferred Stock. Our purchase of this vessel was made pursuant to our exercise of a right of first refusal granted to us by Diana Shipping on several identified vessels based on an agreement dated November 8, 2021. The vessel was delivered to us on September 20, 2022. The acquisition of the vessel was approved by a committee of independent members of our Board of Directors. For additional information, please see “Directors, Senior Management and Employees — Related Party Transactions — Diana Shipping Right of First Refusal.”

On February 1, 2023, we, through one of our wholly subsidiaries, entered into a memorandum of agreement with Diana Shipping to acquire a 2005-built Panamax vessel, the m/v Melia, having a carrying capacity of 76,225 dwt and an age at that time of 17.9 years, as of that date, for a total consideration of $14.0 million. Of the purchase price, $4.0 million, was paid in cash upon signing of the memorandum of agreement, and the remaining amount of $10.0 million was paid upon delivery of the vessel to us in 13,157 shares of our Series D Preferred Stock. Diana Shipping has advised us that, subject to the effectiveness of a registration statement under the Securities Act of 1922, as amended, it plans to distribute the Series D Preferred Stock that it holds to its shareholders on a pro-rata basis, and in connection therewith will allow Diana Shipping shareholders to opt to take shares of our common stock issuable upon conversion of our Series D Preferred Stock issued in connection with vessel Melia acquisition (i.e. 13,157) in lieu of shares of Series D Preferred Stock. Our purchase of this vessel was made pursuant to our exercise of a right of first refusal granted to us by Diana Shipping on six identified vessels based on an agreement dated November 8, 2021. The vessel was delivered to us on February 8, 2023. The acquisition of the vessel was approved by a committee of independent members of our Board of Directors. For additional information, please see Item 6. “Directors, Senior Management and Employees — Related Party Transactions — Diana Shipping Right of First Refusal.”

Diana Shipping Stock Dividend

Diana Shipping declared a special stock dividend to all of its shareholders of record as of November 28, 2022, of all of our shares of Series D Preferred Stock held by Diana Shipping at that time (i.e. 25,000). The dividend was paid on December 15, 2022 (the “Stock Dividend”). Diana Shipping offered to convert the shares of our Series D Preferred Stock into our Common Shares on the Stock Dividend payment date and distributed our Common Shares to each of its common shareholders. Diana Shipping common shareholders, in their sole discretion, were given the opportunity to opt out, in whole but not in part, of the conversion of the shares of Series D Preferred Stock into our Common Shares and instead receive shares of Series D Preferred Stock in connection with the Stock Dividend.

Diana Shipping’s shareholders electing to receive shares of our Series D Preferred Stock by opting out of the automatic conversion received a number of shares of Series D Preferred Stock equal to such common shareholder’s pro-rata portion of all the shares of our Series D Preferred Stock, rounded down to the nearest whole number. Any fractional shares of the Series D Preferred Stock that would otherwise be distributed were converted into our Common Shares at the applicable conversion rate and sold, and the net proceeds therefrom were delivered to such common shareholder. Diana Shipping common shareholders receiving our Common Shares received the pro-rata number of Common Shares to which they were entitled following conversion, rounded down to the nearest whole number, and any fractional shares were aggregated and sold and the net proceeds thereof were delivered to Diana Shipping’s common shareholders. All of our fractional share calculations and the payment of cash in lieu thereof were determined at the shareholder nominee level.

As a result of the Diana Shipping Stock Dividend, 15,828 shares of our Series D preferred Stock were redeemed through the issuance of 7,201,087 of our Common Shares, and 9,172 shares of our Series D preferred Stock were distributed to Diana Shipping common stockholders.

Appointment of Chief Executive Officer

On February 2, 2023, we appointed Mr. Robert Perri as our Chief Executive Officer, effective as of February 2, 2023. Mr. Perri replaces Mr. Eleftherios Papatrifon, who has served as our Chief Executive Officer since November 2021 and who will continue to serve as a Class II director on our board. For additional information, please see Item 6 “Directors, Senior Management and Employees — Directors and Senior Management.”

New brokerage services agreement with Steamship

On March 7, 2023, the brokerage services agreement between us and Steamship was terminated, and replaced with a new agreement with retroactive effect from January 1, 2023, ending on December 31, 2023. Pursuant to the new brokerage services agreement with Steamship, our fixed brokerage monthly fee was increased from $95,000 to $150,000, whereas the remaining agreement terms remained unaltered.

Issuance of Series E Preferred Stock

On March 20, 2023, the Company issued 1,200 shares of its newly-designated Series E Preferred Stock (the “Series E Preferred Stock”), par value $0.01 per share, to an affiliated company of its Chairperson, Mrs. Semiramis Paliou, for a purchase price of $35. This transaction was evaluated by a financial advisor engaged to evaluate the transaction and deliver an opinion as to the financial fairness of such consideration. The Series E Preferred Stock has no dividend or liquidation rights. The Series E Preferred Stock votes with the shares of common stock of the Company, and each share of the Series E Preferred Stock entitles the holder thereof to up to 25,000 votes, on all matters submitted to a vote of the stockholders of the Company, subject up to 15% of the total number of votes entitled to be cast on matters put to shareholders of the Company. The Series E Preferred Stock is convertible, at the election of the holder, in whole or in part, into shares of our common stock at a conversion price equal to the 10-trading day trailing VWAP of our common stock, subject to certain adjustments, commencing at any time after (i) the cancellation of all of our Series B Preferred Stock or (ii) the transfer for all of our Series B Preferred Stock (collectively, a “Series B Event”). The 15% limitation discussed above, shall terminate upon the occurrence of a Series B Event. The Series E Preferred Stock is transferable only to the holder’s immediate family members and to affiliated persons or entities, with the prior consent of the Company. The issuance of shares of Series D Preferred Stock to Tuscany Shipping Corp. was approved by an independent committee of the Board of Directors of the Company.

2023 Annual General Meeting

On March 28, 2023, the Company announced that it will hold its annual meeting of shareholders (the “Annual Meeting”) in virtual format at 8:00 a.m. Eastern Standard Time on May 3, 2023. All shareholders of record as of March 21, 2023, may attend and vote by following the instructions included in the Notice of Annual Meeting of Shareholders and accompanying proxy statement which is available on the SEC website and Company website.

B.Business overview

We are a global provider of shipping transportation services. We specialize in the ownership of vessels. Each of our vessels is owned through a separate wholly-owned subsidiary.

As of the date of this annual report, our operating fleet consists of five dry bulk carriers, of which three are Panamaxes and two are Capesize vessels, having a combined carrying capacity of 572,599 dwt and a weighted average age of 18.0 years. Our vessels transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers.

Our Current Fleet

The following table presents certain information concerning the dry bulk carriers in our fleet, as of March 28, 2023:

Fleet Employment Profile (As of March 28, 2023)

OceanPal Inc.’s fleet is employed as follows:

	Vessel BUILT DWT	Sister Ships*	Gross Rate (USD/Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes

	3 Panamax Bulk Carriers
1	PROTEFS		$16,250	5.00%	Louis Dreyfus Company Suisse S.A.	23-Sept-22	24-Nov-22	1
	2004 73,630		$12,000	5.00%	Ssangyong C&E Co., Ltd	25-Nov-22	18-Dec-22
		A	$7,000	5.00%	GUO LONG XIANG LIMITED	18-Dec-22	24-Jan-23
			$11,640	5.00%	LOUIS DREYFUS COMPANY FREIGHT ASIA PTE LTD	24-Jan-23	13-May-23 - 06-Aug-23	2, 3
2	CALIPSO		$19,600	5.00%	ETG Commodities Ltd.	02-Jul-22	03-Nov-22
	2005 73,691		$15,250	5.00%	Al Ghurair Resources International LLC	03-Nov-22	25-Jan-23
		A	$8,000	5.00%	NORVIC SHIPPING ASIA PTE. LTD.	26-Jan-23	02-Mar-23	4
			$11,000	5.00%	LIANYI SHIPPING LIMITED	26-Mar-23	25-Apr-23 – 30-Apr-23	5
3	MELIA		$6,300	5.00%	GUO LONG XIANG LIMITED	10-Feb-23	18-Mar-23
	2005 76,225		$13,800	5.00%	TRANSPOWER MARINE PTE LTD.	18-Mar-23	06-Apr-23	6

	2 Capesize Bulk Carriers
4	SALT LAKE CITY		$29,750	5.00%	Koch Shipping Pte. Ltd.	09-Jun-22	14-Oct-22
	2005 171,810		$13,000	5.00%	Hyundai Glovis Co., Ltd	14-Oct-22	20-Nov-22
			$8,000	5.00%		20-Nov-22	20-Dec-22
			$10,000	5.00%	Oldendorff GmbH & Co. KG	20-Dec-22	26-Feb-23
			$5,100	5.00%	RICHLAND BULK PTE. LTD.	26-Feb-23	07-Apr-23	7
5	BALTIMORE		$15,000	5.00%	Hyundai Glovis Co., Ltd	21-Sep-22	03-Nov-22	8
	2005 177,243		$12,900	5.00%	Enesel Bulk Logistics DMCC	03-Nov-22	07-Feb-23
			$13,300	5.00%	Koch Shipping Pte. LTd., Singapore	08-Feb-23	08-Jul-23 - 23-Oct-23

*      Each dry bulk carrier is a “sister ship”, or closely similar to other dry bulk carriers that have the same letter.

**    Total commission percentage paid to third parties.

***  In case of newly acquired vessel with new time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.

****  Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1Charterer paid an additional one-time gross ballast bonus of $625,000.
2Redelivery date based on an estimated time charter trip duration of about 120-195 days.
3The charter rate is US$5,500 per day for the first 32 days of the charter period.
4Vessel on scheduled drydocking from March 05, 2023 to March 22, 2023.
5Redelivery date based on an estimated time charter trip duration of about 30-35 days.
6Redelivery date based on an estimated time charter trip duration of about 19 days.
7Redelivery date based on an estimated time charter trip duration of about 40 days.
8For the last three (3) days of the time charter duration, the gross charter rate was US$18,000 per day, minus a 5% commission paid to third parties, as per the agreed charterparty, which states that for each additional day exceeding the first forty (40) days of the time charter trip, the gross charter hire will be US$18,000 per day.

Management of Our Fleet

Our business is the ownership of vessels. We are a holding company that wholly owns the subsidiaries which own the vessels that comprise our fleet. The holding company sets general overall direction for the company and interfaces with various financial markets. The commercial and technical management, except for insurance services, of our fleet is carried out by Diana Wilhelmsen Management Limited, which we refer to as DWM, a 50/50 joint venture between Wilhelmsen Ship Management and Diana Shipping. In exchange for providing us with commercial and technical services, we pay DWM a monthly fee per vessel and a percentage of the vessels’ gross revenues. Insurance and handling of claims services and the provision of certain administrative management services are carried out by Steamship Shipbroking Enterprises Inc., or Steamship, an affiliated company of us and Diana Shipping. Administrative management services may include budgeting, reporting, monitoring of bank accounts, compliance with banks, payroll services, legal and securities compliance services, and any other possible administrative management services that we require to perform our business activities. Steamship also provides brokerage services to us pursuant to a brokerage services agreement. Please see “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions.”

Our Customers

Our customers include regional and international companies. During 2020 and for the period from January 1, 2021 to November 29, 2021, four and three of the charterers of the OceanPal Inc. Predecessors accounted for 98% and 95%, respectively, of the Predecessors’ revenues. During 2021, for the period from commencement of our vessels’ operations (November 30, 2021), and during 2022 three and four of our charterers accounted for 93% and 57%, respectively, of our revenues.

Currently, our vessels are employed on short to medium-term time charters. Under our time charters, the charterer typically pays us a fixed daily charter rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and canal and port charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel. Our time charters are for fixed terms and will expire in accordance with the scheduled set forth in the table above, and charter-hire is generally paid twice a month in arrears. In 2020 and for the period from January 1, 2021 to November 29, 2021, the OceanPal Inc. Predecessors paid commissions that ranged from 4.75% to 5.0% of the total daily charter hire rate of each charter to unaffiliated ship brokers and to in-house brokers associated with the charterer, depending on the number of brokers involved with arranging the charter. During 2021, for the period from commencement of our operations upon closing of the Spin-Off (November 30, 2021), and during the year ended December 31, 2022, we paid brokerage commissions of 5.0% of the total daily charter hire rate of each charter to unaffiliated ship brokers associated with the charterer and to our managers (which excludes address commissions of 3.75 % paid directly “to” the charterer). Our time charters are subject to earlier termination in the event one of our vessels is a total or constructive loss as the result of casualty or is off-hire for more than a specified period.

Following the expiration of our existing time charters, we expect to employ our fleet in the spot market, by either entering into short-term time charters or voyage charters whereby each vessel is employed on successive charters have a duration of a single voyage, with the exact term depending on the vessel route, although we may employ our vessels on medium to long-term time charters depending on market conditions. Under a voyage charter, we are responsible for both the vessel operating expenses and the voyage expenses incurred in performing the charter, while under a time charter, we are responsible for vessel operating expenses while the charterer is responsible for voyage expenses. We strategically monitor developments in the dry bulk shipping industry on a regular basis and, subject to market demand, seek to adjust the charter hire periods for our vessels according to prevailing market conditions. Currently, our vessels are employed on short to medium-term time charters, which provides us with flexibility in responding to market developments, but in the future we may employ vessels in the spot market or on longer-term time charters. We continuously evaluate the duration of our charters and extend or reduce the charter hire periods of the vessels in our fleet according to the developments in the dry bulk shipping industry.

The Dry Bulk Shipping Industry

The global dry bulk carrier fleet could be divided into the following categories based on a vessel’s carrying capacity. These categories consist of:

(i)	Very Large Ore Carriers. Very large ore carriers, or VLOCs, have a carrying capacity of more than 200,000 dwt and are a comparatively new sector of the dry bulk carrier fleet. VLOCs are built to exploit economies of scale on long-haul iron ore routes.

(ii)	Capesize. Capesize vessels have a carrying capacity of 110,000-199,999 dwt. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size. Capesize vessels are primarily used to transport iron ore or coal and, to a much lesser extent, grains, primarily on long-haul routes.
(iii)	Post-Panamax. Post-Panamax vessels have a carrying capacity of 80,000-109,999 dwt. These vessels tend to have a shallower draft and larger beam than a standard Panamax vessel with a higher cargo capacity. These vessels have been designed specifically for loading high cubic cargoes from draught restricted ports, although they cannot transit the Panama Canal.
(iv)	Panamax. Panamax vessels have a carrying capacity of 60,000-79,999 dwt. These vessels carry coal, iron ore, grains, and, to a lesser extent, minor bulks, including steel products, cement and fertilizers. Panamax vessels are able to pass through the Panama Canal, making them more versatile than larger vessels with regard to accessing different trade routes. Most Panamax and Post-Panamax vessels are “gearless,” and therefore must be served by shore-based cargo handling equipment. However, there are a small number of geared vessels with onboard cranes, a feature that enhances trading flexibility and enables operation in ports which have poor infrastructure in terms of loading and unloading facilities.
(v)	Handymax/Supramax. Handymax vessels have a carrying capacity of 40,000-59,999 dwt. These vessels operate in a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. Within the Handymax category there is also a sub-sector known as Supramax. Supramax bulk carriers are ships between 50,000 to 59,999 dwt, normally offering cargo loading and unloading flexibility with on-board cranes, or “gear,” while at the same time possessing the cargo carrying capability approaching conventional Panamax bulk carriers.
(vi)	Handysize. Handysize vessels have a carrying capacity of up to 39,999 dwt. These vessels are primarily involved in carrying minor bulk cargoes. Increasingly, ships of this type operate within regional trading routes, and may serve as trans-shipment feeders for larger vessels. Handysize vessels are well suited for small ports with length and draft restrictions. Their cargo gear enables them to service ports lacking the infrastructure for cargo loading and unloading.

Other size categories occur in regional trade, such as Kamsarmax, with a maximum length of 229 meters, the maximum length that can load in the port of Kamsar in the Republic of Guinea. Other terms such as Seawaymax, Setouchmax, Dunkirkmax, and Newcastlemax also appear in regional trade.

The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped was 27 years in 2022 and 28 years in 2021.

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

The Baltic Dry Index, or BDI, a daily average of charter rates in 20 shipping routes measured on a time charter and voyage basis and covering Capesize, Panamax, Supramax, and Handysize dry bulk carriers declined from a high of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then. In 2020, the BDI ranged from a low of 393 in May to a high of 2,097 in October, increased to a high of 5,650 on October 7, 2021, and dropped to 2,217 on December 24, 2021. In 2022, the BDI ranged from a high of 3,369 on May 23, 2022 to a low of 965 on August 31, 2022 to drop again to a low of 530 on February 16, 2023. The BDI has since recovered from the February 2023 levels and closed at 1,402 on March 28 2023.

Vessel Prices

Dry bulk vessel values in 2022 generally were lower as compared to 2021. Consistent with these trends were the market values of our dry bulk carriers. Although charter rates and vessel values have improved in early 2023, there can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will decrease or improve to any significant degree in the near future.

Competition

Our business fluctuates in line with the main patterns of trade of the major dry bulk cargoes and varies according to changes in the supply and demand for these items. We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operator. We compete with other owners of dry bulk carriers in the Capesize, Panamax, Post-Panamax and smaller class sectors as well as with owners of larger VLOCs and Newcastlemax dry bulk carriers. Ownership of dry bulk carriers is highly fragmented.

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

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the ”IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as ”MARPOL,” the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to dry bulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage and spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.

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

The Marine Environment Protection Committee, or “MEPC”, adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.5%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect March 1, 2020, with the exception of vessels fitted with exhaust gas cleaning equipment (“scrubbers”) which can carry fuel of higher sulfur content. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs as none of our vessels are fitted with scrubbers.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. On December 15, 2022, MEPC 79 adopted the designation of a new ECA in the Mediterranean, with an effective date of May 1, 2025. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement a Ship Energy Efficiency Management Plans (“SEEMPs”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session on June 2021 and entered into force on November 1, 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023.  MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic.   MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. The amendments will enter into force on May 1, 2024.

To ensure compliance with EEXI requirements most owners/operators, including us, may choose to limit engine power, a solution less costly than applying energy saving devices and/ or effecting certain alterations on existing propeller designs. The engine power limitation is predicted to lead to reduced ballast and laden speeds (at scantling draft,) in the non-compliant vessels which will affect their commercial utilization but also decrease the global availability of vessel capacity. Furthermore, required software and hardware alterations as well as documentation and recordkeeping requirements will increase a vessel’s capital and operating expenditures.

From an overall perspective and irrespective of the solution we choose to follow, we may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments, which came into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.

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

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems are incorporated by ship-owners and managers by their first annual Document of Compliance audit after January 1, 2021.  In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel’s safety management system. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of future regulations is hard to predict at this time.

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

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water treatment systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water treatment systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water treatment systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Treatment Systems, which governs assessment of ballast water treatment systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water treatment system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments have entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water.  MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort.  Guidance will be developed at MEPC 80 (in July 2023) to set out appropriate actions and uniform procedures to ensure compliance with the BWM Convention.

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

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:

●	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
●	injury to, or economic losses resulting from, the destruction of real and personal property;
●	loss of subsistence use of natural resources that are injured, destroyed or lost;

●	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
●	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
●	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective November 12, 2019, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,200 per gross ton or $997,100 (subject to periodic adjustment for inflation). On December 23, 2022, the USCG issued a final rule to adjust the limitation of liability under the OPA.  Effective March 23, 2022, the new adjusted limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,300 per gross ton or $1,076,000 (subject to periodic adjustment for inflation).

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and the former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling.  In January 2021, U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. However, attorney generals from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.”   In August 2022, a federal judge in Louisiana sided with Texas Attorney General Ken Paxton, along with the other 12 plaintiff states, by issuing a permanent injunction against the Biden Administration’s moratorium on oil and gas leasing on federal public lands and offshore waters.  With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally nonnavigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule. On December 7, 2021, the EPA and the Department of the Army proposed a rule that would reinstate the pre-2015 definition. On December 30, 2022, the EPA and the Department of Army announced the final WOTUS rule that largely reinstated the pre-2015 definition.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the EU Emissions Trading System (“EU ETS”). On July 14, 2021, the European Parliament formally proposed its plan, which would involve gradually including the maritime sector from 2023 and phasing the sector in over a three-year period. This will require shipowners to buy permits to cover these emissions. The Environment Council adopted a general approach on the proposal in June 2022. On December 18, 2022, the Environmental Council and European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026.  Most large vessels will be included in the scope of the EU ETS from the start.  Big offshore vessels of 5,000 gross tonnage and above will be included in the 'MRV' on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027.

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

C.Organizational structure

OceanPal Inc. is the sole owner of all of the issued and outstanding shares of our subsidiaries. A list of our subsidiaries is filed as Exhibit 8.1 to this annual report on Form 20-F.

D.Property, plants and equipment

Our only material properties are the vessels in our fleet.

Item 4A.    Unresolved Staff Comments

None.

Item 5.   Operating and Financial Review and Prospects

The following management’s discussion and analysis should be read in conjunction with i) our consolidated financial statements for the year ended December 31, 2022 and for the period from the date of inception (April 15, 2021) through December 31, 2021 and their notes, and ii) the audited combined carve-out financial statements of the OceanPal Inc. Predecessors for the period from January 1, 2021 through November 29, 2021 and for the years ended December 31,2020 and 2019 and their notes, included in this annual report. The following discussion of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included in “Item 18. Financial Statements.” . This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled “Risk Factors” and elsewhere in this annual report.

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

To the extent that we purchase a vessel and assume or renegotiate a related time charter, among others, we will be required to take the following steps before the vessel will be ready to commence operations:

a)	obtain the charterer’s consent to us as the new owner;
b)	obtain the charterer’s consent to a new technical manager;
c)	in some cases, obtain the charterer’s consent to a new flag for the vessel;
d)	arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;
e)	replace all hired equipment on board, such as gas cylinders and communication equipment;
f)	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;
g)	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;
h)	implement a new planned maintenance program for the vessel; and

i)	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

When we charter a vessel pursuant to a long-term time charter agreement with varying rates, we recognize revenue on a straight-line basis, equal to the average revenue during the term of the charter.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is mainly comprised of the following elements:

a)	employment and operation of our vessels; and
b)	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.
c)	The employment and operation of our vessels mainly require the following components:
d)	vessel maintenance and repair;
e)	crew selection and training;
f)	vessel spares and stores supply;
g)	contingency response planning;
h)	onboard safety procedures auditing;
i)	accounting;
j)	vessel insurance arrangement;
k)	vessel chartering;
l)	vessel security training and security response plans (ISPS);
m)	obtaining of ISM certification and audit for each vessel within the six months of taking over a vessel;
n)	vessel hiring management;
o)	vessel surveying; and
p)	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels mainly requires the following components:

●	management of our financial resources, including banking relationships, i.e., administration of bank loans that we may enter into in the future and bank accounts;
●	management of our accounting system and records and financial reporting;
●	administration of the legal and regulatory requirements affecting our business and assets; and

●	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

A.	rates and charter periods;
B.	levels of vessel operating expenses;
C.	depreciation expenses;
D.	financing costs;
E.	the effects of COVID-19;
F.	the war in Ukraine;
G.	inflation; and
H.	fluctuations in foreign exchange rates.

A.Operating results

We charter our vessels to customers pursuant to short- to medium-term time charters, although we may also charter our vessels in the spot market and on longer-term time charters.

Factors Affecting Our Results of Operations

Our results of operations are affected by numerous factors. The principal factors that have impacted the business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact our business are the following:

Time Charter Revenues

Under our time charters, the charterer typically pays us a fixed daily charter hire rate and other compensation costs related to the charter contracts (such as ballast positioning compensation, holds cleaning compensation, etc.) and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. However, our voyage results may be affected by differences in bunker prices as we may incur gain/loss on bunkers when the cost of the bunker fuel sold to the new charterer is greater or less than the cost of the bunker fuel acquired. Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charter hire rates that our vessels earn under charters, which, in turn, are affected by a number of factors, including:

●	the duration of our charters;
●	our decisions relating to vessel acquisitions and disposals;
●	the amount of time that we spend positioning our vessels;
●	the amount of time that our vessels spend in drydock undergoing repairs;
●	maintenance and upgrade work;
●	the age, condition and specifications of our vessels;
●	levels of supply and demand in the dry bulk shipping industry; and

●	other factors affecting spot market charter rates for our dry bulk carriers.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on period charters, future spot charter rates may be higher or lower than the rates at which we have employed our vessels on period charters. Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor their obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows. For 2023, we expect our revenues to increase, if we further expand our fleet.

Voyage Expenses

We incur voyage expenses that primarily consist of commissions because all of our vessels are employed under time charters that require the charterer to bear voyage expenses such as bunkers (fuel oil), port and canal charges. Although the charterer bears the cost of bunkers, our voyage expenses may be affected by differences in bunker prices, and we may record a gain or a loss deriving from such price differences as well as bunker consumption costs during periods when our vessels are repositioning, off-hire or idle. When a vessel is delivered to a charterer, bunkers are purchased by the charterer and sold back to us on the redelivery of the vessel. Bunkers’ gain, or loss, results when a vessel is redelivered by her charterer and delivered to the next charterer at different bunker prices, or quantities. We pay commissions on each charter to one or more unaffiliated ship brokers associated with the charterers for arranging our charters. In addition, we pay commissions to DWM and Steamship for the provision of management and brokerage services, pursuant to the terms of our management agreements (see also “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions.”). For 2023, we expect our voyage expenses to follow the same trend as our revenues, depending also on the gain or loss from bunkers.

Vessel Operating Expenses

We remain responsible for paying the vessels’ operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes, environmental and safety expenses. Our vessel operating expenses are expensed as incurred. Our vessel operating expenses generally represent fixed costs. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydocking. Our ability to control our vessels’ operating expenses also affects our financial results. For 2023, we expect our vessel operating expenses to increase if we further expand our fleet.

Vessel Depreciation

The cost of our vessels is depreciated on a straight-line basis over the estimated useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated salvage value. We estimate the useful life of our dry bulk vessels to be 25 years from the date of initial delivery from the shipyard, which we believe is common in the dry bulk shipping industry. Furthermore, we estimate the salvage values of our vessels based on historical average prices of the cost of the light-weight ton of vessels being scrapped. For 2023, we expect depreciation expense to increase if we further expand our fleet.

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

We incur general and administrative expenses which generally include compensation and fees towards our directors and consultants, compensation cost of restricted stocks awarded to senior management and non-executive directors, lumpsum brokerage fees, traveling, promotional and other expenses of a listed public company, such as legal and professional expenses and other general corporate expenses. These expenses are relatively fixed and are not widely affected by the size of the fleet. For 2023, we expect our general and administrative expenses to remain approximately at the same levels, as these expenses are relatively fixed and are not widely affected by the expansion (or shrinkage) of our fleet.

Results of Operations of OceanPal Inc.

	OceanPal Inc.
		For the period from
(in millions of U.S. dollars) except for share and per share data	For the year ended	April 15, 2021 (inception date) to
	December 31, 2022	December 31, 2021
Results of Operations
Time charter revenues	$19.09	$1.33
Voyage Expenses	3.68	0.05
Vessel Operating Expenses	6.88	0.36
Depreciation and amortization of deferred charges	4.90	0.35
General and Administrative expenses	3.08	0.36
Management fees to related parties	0.88	0.07
Net income / (loss)	(0.33)	0.13
Net income / (loss) attributable to common stockholders	$(2.67)	$0.07
Earnings/(Loss) per share basic	(0.86)	0.07
Earnings/(Loss) per share diluted	(0.86)	0.05
Weighted average number of common shares, basic	3,113,108	882,024
Weighted average number of common shares, diluted	3,113,108	1,227,569

Results of Operations of OceanPal Inc. Predecessors

	OceanPal Inc. Predecessors
	For the period from
(in millions of U.S. dollars)	January 1, 2021 through	For the year ended
	November 29, 2021	December 31, 2020
Results of Operations
Time charter revenues	$11.34	$9.41
Voyage Expenses	0.42	0.98
Vessel Operating Expenses	6.2	8.5
Depreciation and amortization of deferred charges	2.19	2.15
General and Administrative expenses	1.1	1.27
Management fees to related parties	0.68	0.76
Vessel Fair value adjustment	—	0.2
Vessel Impairment charges	—	—
Other loss/(income)	—	0.24
Net income/(loss)	$0.75	$(3.8)

Year ended December 31, 2022 compared to Period from January 1, 2021 through November 29, 2021 (2021 Predecessor Period) and Period from November 30, 2021 through December 31, 2021 (2021 Company Period)

Time Charter Revenues. Time charter revenues increased by $6.42 million, to $19.09 million in 2022, compared to $12.67 million in the 2021 Company and Predecessor Period. This increase was mainly due to the increase in average time charter rates and the increase in our operating days to 1,117 in 2022 from 1,092 in 2021.

Voyage Expenses. Voyage expenses increased by $3.21 million, to $3.68 million in 2022, compared to $0.47 million in the 2021 Company and  Predecessor Period, mainly due to the increase in commissions as a result of increased time charter revenues and losses from bunkers resulting primarily from price differences in the cost of bunker fuel delivered by the previous charterer on vessel re-delivery and the bunker fuel sold to the new charterer on delivery under certain of our charters (loss from bunkers in 2022 compared to gain from bunkers in 2021).

Vessel Operating Expenses. Vessel operating expenses increased by $0.32 million, to $6.88 million in 2022, compared to $6.56 million in the 2021 Company and Predecessor Period, mainly due to the increase in our ownership days.

Depreciation and amortization of deferred charges. Depreciation and amortization of deferred charges increased by $2.36 million, to $4.90 million in 2022, compared to $2.54 million in the 2021 Company and Predecessor Period, due to i) increase in depreciation expense due to the fact that the three vessels contributed to the Company were stated at fair value upon the spin-off consummation and ii) the increase in the ownership days of our fleet following the acquisition of m/v Baltimore.

General and Administrative Expenses. General and administrative expenses increased by $1.62 million, to $3.08 million in 2022, compared to $1.46 million in the 2021 Company and Predecessor Period, such increase mainly attributed to additional expenses incurred by the Company since its listing. General and administrative expenses for 2022 mainly consist of brokerage services’ fees, compensation cost of restricted stock awarded to senior management and non-executive directors, bonuses to related parties, legal, board and audit fees.

Management fees to related parties. Management fees to related parties increased by $0.13 million, to $0.88 million in 2022, compared to $0.75 million in the 2021 Company and Predecessor Period. This increase was mainly due to the increase in the ownership days of our fleet in 2022. Management fees paid at each period were in accordance with the terms of the management agreements then in place.

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

Inflation and Increased Interest Rates

Inflation and increased interest rates do not have a material effect on our expenses given current economic conditions and management does not consider inflation or interest rates to be a significant risk to direct costs in the current and foreseeable economic environment. It is anticipated that insurance costs, which have risen over the last three years, may well continue to rise over the next few years. Maritime transportation is a specialized area and the number of vessels is increasing. There will therefore be an increased demand for qualified crew and this has and will continue to put inflationary pressure on crew costs. However, in a shipping downturn, costs subject to inflation and increased interest rates can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn.

Implications of Being an Emerging Growth Company

As we qualify as an “emerging growth company” as defined in the JOBS Act, we may take advantage or specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	exemption from the auditor attestation requirement in the assessment of the effectiveness of the emerging growth company’s internal controls over financial reporting under Section 404(b) of Sarbanes-Oxley;
●	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and
●	exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of the date we first sell our common equity securities pursuant to an effective registration statement under the Securities Act or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1.235 billion; (ii) the last day of the fiscal year during which the fifth anniversary of the date of the IPO occurs; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that are held by nonaffiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1 billion in non-convertible debt securities during any three-year period. In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to “opt out” of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, we comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

B. Liquidity and Capital Resources

We have historically financed our capital requirements with cash flow from operations and proceeds from equity offerings. Our operating cash flow is generated from charters on our vessels, through our subsidiaries. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, and payments of dividends.

As of December 31, 2022, we did not have any contractual obligations other than those related to our Series C and Series D preferred shares dividend. As of the date of this annual report, we paid a cash dividend on our Series C and D preferred holders as of record date January 14, 2023, amounting to $0.40 million in the aggregate, which amount was funded through cash available. Also, in February 2023, we acquired the Capesize vessel Melia from Diana Shipping Inc. for a purchase price of $14.0 million, which was funded through $4.0 million in cash and $10.0 million through the issuance of 13,157 of our Series D preferred shares.

As of the date of this annual report, we do not have capital expenditures for vessel acquisitions or debt, but we incur capital expenditures when our vessels undergo surveys. This process of recertification may require us to reposition these vessels from a discharging port to the shipyard, which will reduce our operating days during the period. We also incur capital expenditures for vessel improvements to meet new regulations and comply with international and regulatory standards. The loss of earnings associated with the decrease in operating days together with the capital needs for repairs and upgrades result in increased cash flow needs.

We will require capital to fund ongoing operations, vessel improvements to meet requirements under new regulations and the payment of our preferred stock dividends. We intend to finance our future growth through a combination of proceeds from equity offerings, borrowings from debt transactions and cash generated from operations, as deemed appropriate by our management and board of directors.

For the year ended December 31, 2022, our principal sources of funds were cash from operations, and the net proceeds from the January 2022 Offering. As at December 31, 2022 and 2021, working capital, which is current assets minus current liabilities, amounted to $11.71 million and $2.27 million, respectively.

Management monitors the Company’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements. We anticipate that our primary sources of funds for at least twelve months from the date of this report will be available cash, internally generated cash flows from our anticipated revenues and additional equity proceeds together with the proceeds from the Registered Direct Offering completed in February 2023. We believe that these anticipated sources of funds, as well as our ability to access the equity capital markets if needed, will be sufficient to meet our liquidity needs for at least twelve months from the date of this report.

Cash Flow OceanPal Inc.

Cash and cash equivalents as at December 31, 2022 and 2021 was $8.45 and $1.67 million, respectively. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of around three months or less to be cash equivalents. Cash and cash equivalents are held in U.S. dollars.

Net Cash Provided by Operating Activities

Net cash provided by operating activities in 2022, amounted to $1.51 million and net cash provided by operating activities in the period from inception date (April 15, 2021) to December 31, 2021 amounted to $0.72 million. Cash from operations in 2022 increased compared to the period from inception date (April 15,2021) to December 31, 2021, due to the revenues contributed from our dry bulk vessels as a result of the increase in our operating days and the expansion of our fleet, offset though by the decreased working capital due to increased expenses incurred as a result of the expansion of our fleet and dry-docking costs incurred.

Net Cash Used in Investing Activities

Net cash used in investing activities in 2022 and in the period from inception date (April 15, 2021) to December 31, 2021, amounted to $5.09 million and $0.04 million, respectively. Cash used in investing activities in 2022 represents payments of i) $4.4 million cash consideration of the purchase price regarding the acquisition of M/V Baltimore acquired in September 2022, in accordance with the MoA terms, ii) $0.6 million relating to the installation of the ballast water treatment system on M/V Protefs, iii) $0.07 million relating to improvement costs of M/V Salt Lake City and iv) $0.02 million in connection with predelivery expenses of M/V Baltimore.  Net cash used in investing activities in the period from inception date (April 15, 2021) to December 31, 2021 was $0.04 million and represents amounts paid for improvement costs of M/V Salt Lake City.

Net Cash Provided by Financing Activities

Net cash provided by financing activities in 2022 amounted to $10.36 million and comprise from proceeds of $16.19 million from the issuance of units (comprising of common or pre-funded warrants and Class A warrants), common stock and warrants, and the exercise of warrants, under the underwritten public offering completed in January 2022 less i) $4 million of dividends paid to common, Class A warrants, Series C and Series D preferred holders and ii) $1.83 million of equity issuance and financing costs during the same period.

Net cash provided by financing activities in the period from inception date (April 15, 2021) to December 31, 2021 was $1.0 million and represents the contribution of working capital by Diana Shipping to us pursuant to the Spin-Off.

Cash Flow OceanPal Inc. Predecessors

Net Cash provided by /used in Operating Activities

Net cash used in operating activities in 2020 amounted to $2.7 million. Net cash provided by operating activities in the period from January 1, 2021 to November 29, 2021 amounted to $3.18 million.

Net Cash used in Investing Activities

Net cash used in investing activities was $1.5 million for 2020 and related to vessel improvements due to new regulations.

Net cash used in investing activities was $0.02 million for the period from January 1, 2021 to November 29, 2021 and related to vessel improvements due to new regulations.

Net Cash provided by / used in Financing Activities

Net cash provided by financing activities was $4.2 million for 2020 and related to additional investment by the Parent.

Net cash used in financing activities was $3.2 million for the period from January 1, 2021 to November 29, 2021 and relates to amounts distributed to the Parent.

As part of Diana Shipping, OceanPal Inc. Predecessors were dependent upon Diana Shipping for all of its working capital and financing requirements, as Diana Shipping used a centralized approach to cash management and financing of its operations. Financial transactions relating to OceanPal Inc. Predecessors were accounted for through Diana Shipping equity account. Accordingly, none of Diana Shipping’s cash, cash equivalents or debt at the corporate level were assigned to the OceanPal Inc. Predecessors in the combined carve-out financial statements.

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

The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then, reaching a record low of 290 in February 2016. In 2022, the BDI ranged from a high of 3,369 on May 23, 2022 to a low of 965 on August 31, 2022 to drop again to a low of 530 on February 16, 2023. The BDI has since recovered from the February 2023 levels and closed at 1,402 on March 28, 2023. The decline and volatility in charter rates in the dry bulk market reflects in part the fact that the supply of dry bulk vessels in the market has been increasing, and the number of newbuilding dry bulk vessels on order is high. Demand for dry bulk vessel services is influenced by global financial conditions. Global financial markets and economic conditions have been, and continue to be, volatile. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the repricing of credit risk and the current weak economic conditions, have made it difficult to obtain financing. Our revenues and results of operations in 2023 will be subject to demand for our services, the level of inflation, market disruptions and interest rates. Demand for our drybulk oceangoing vessels is dependent upon economic growth in the world’s economies, seasonal and regional changes in demand and changes to the capacity of the global dry bulk fleet and the sources and supply for dry bulk cargo transported by sea. Continued adverse economic, political or social conditions or other developments could further negatively impact charter rates and therefore have a material adverse effect on our business and results of operations.

We believe that the important measures for analyzing trends in our results of operations consist of the following:

	OceanPal Inc.
	For the year ended	For the period from April 15, 2021
	December 31, 2022	(inception date) to December 31, 2021
Fleet Data:
Average number of vessels (1)	3.3	3.0
Number of vessels at year-end	4.0	3.0
Weighted average age of vessels at year-end (in years)	17.7	16.7
Ownership days (2)	1,197	96
Available days (3)	1,154	96
Operating days (4)	1,117	96
Fleet utilization (5)	96.8%	100.0%

	OceanPal Inc. Predecessors
	For the period from
	January 1, 2021 to	For the year ended
	November 29, 2021	December 31, 2020
Fleet Data:
Average number of vessels (1)	3.0	3.0
Number of vessels at year-end	3.0	3.0
Weighted average age of vessels at year-end (in years)	16.6	15.7
Ownership days (2)	999	1,098
Available days (3)	999	1,024
Operating days (4)	996	971
Fleet utilization (5)	99.70%	94.80%

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.
(2)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(3)	Available days are the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels for such events. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.
(4)	Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.
(5)	We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning for such events.

	OceanPal Inc.
	For the year	For the period from
	ended December 31,	April 15, 2021, to
Amounts in the tables below are in U.S dollars	2022	December 31, 2021
Average Daily Results:
Time charter equivalent (TCE) rate (6)	$13,349	$13,333
Daily vessel operating expenses (7)	5,748	3,750

	OceanPal Inc. Predecessors
	For the period from
	January 1, 2021 to	For the year ended
Amounts in the tables below are in U.S dollars	November 29, 2021	December 31, 2020
Average Daily Results:
Time charter equivalent (TCE) rate (6)	$10,935	$8,235
Daily vessel operating expenses (7)	6,206	7,739
(6)	Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE rate is a non-GAAP measure, and management believes it is useful to investors because it is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts. The following table reflects the calculation of our TCE rates for the periods presented.
(7)	Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by Ownership days for the relevant period.

	OceanPal Inc.
		For the period from
	For the year ended	April 15, 2021, to
Amounts in the tables below are in thousands of U.S dollars except for Available days and TCE rate	December 31, 2022	December 31, 2021

Time charter revenues	$19,085	$1,334
Less: voyage expenses	(3,680)	(54)
Time charter equivalent (TCE) revenues	$15,405	$1,280

Available days	1,154	96
Time charter equivalent (TCE) rate	$13,349	$13,333

	OceanPal Inc. Predecessors
	For the period from
	January 1, to	For the year ended
Amounts in the tables below are in U.S dollars, except for Available days	November 29, 2021	December 31, 2020

Time charter revenues	$11,343	$9,411
Less: voyage expenses	(418)	(978)
Time charter equivalent (TCE) revenues	$10,925	$8,433

Available days	999	1,024
Time charter equivalent (TCE) rate	$10,935	$8,235

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

Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. We prepare our financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our material accounting policies, please read “Item 18. Financial Statements” and more precisely Note 2 (“Significant Accounting Policies”) to our consolidated financial statements included elsewhere in this annual report.

Impairment of Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances (such as market conditions, obsolesce or damage to the asset, potential sales and other business plans) indicate that the carrying amount of an asset may not be recoverable. When the estimate of undiscounted projected net operating cash flows, expected to be generated by the use of an asset over its remaining useful life and its eventual disposition is less than its carrying amount plus unamortized dry-docking costs, the Company evaluates the asset for impairment loss. Measurement of the impairment loss is based on the fair value of the asset, determined mainly by third party valuations. The current conditions in the shipping market with decreased charter rates and decreased vessel market values are conditions that the Company considers indicators of a potential impairment.  In developing estimates of future undiscounted projected net operating cash flows, the Company makes assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to future charter rates for the unfixed days and future fleet utilization rate. Other assumptions used, are charter rates calculated for the fixed days using the fixed charter rate of each vessel from existing time charters; the expected outflows for scheduled vessels’ maintenance; vessel operating expenses; estimated remaining useful life of each vessel and the vessels’ residual value if sold for scrap. The assumptions used to develop estimates of future undiscounted projected net operating cash flows are based on historical trends as well as future expectations, employment prospects under the then current market conditions and vessels’ age. During 2022, we reassessed our prior year method to estimate future revenues for the unfixed days through the use of the ten-year blended average one-year time charter rate per type of vessel and the assumption of 99% as effective fleet utilization that were used in our 2021 future undiscounted projected net operating cash flows exercise.  In particular, for the unfixed days, the Company uses the most recent ten-year average of historical six-months’ time charter rates available for each type of vessel over the remaining estimated life of each vessel, net of commissions. Historical ten-year blended average six-months’ time charter rates are in line with the Company’s overall chartering strategy, they reflect the full operating history of vessels of the same type and particulars with the Company’s operating fleet and they cover at least a full business cycle, where applicable. In addition, by effective fleet utilization is assumed to 97% in the Company’s exercise which is additionally affected the period(s) each vessel is expected to undergo her scheduled maintenance, assumptions in line with the Company’s historical performance and its expectations for future fleet utilization under its fleet employment strategy. This calculation is then compared with the vessels’ net book value plus unamortized dry-docking costs. The difference between the carrying amount of the vessel plus unamortized dry-docking costs and their fair value is recognized in the Company's accounts as impairment loss.

Although no impairment loss was identified or recorded during the year ended December 31, 2022 and for the period from inception date (April 15, 2021) to December 31, 2021, according to our assessment, the carrying value plus unamortized dry-docking costs, if any, of vessels for which impairment indicators existed as at December 31, 2022 and 2021, was $64.5 million and $19.7 million, respectively.

Historically, the market values of vessels have experienced volatility, which from time to time may be substantial. As a result, the charter-free market value of certain of our vessels may have declined below those vessels’ carrying value plus unamortized dry-docking costs, even though we would not impair those vessels’ carrying value under our accounting impairment policy. Based on: (i) the carrying value plus unamortized dry-docking costs of each of our vessels as of December 31, 2022 and 2021 and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2022 and 2021, the aggregate carrying value of four and one of the vessels in our fleet as of December 31, 2022 and 2021, respectively, exceeded their aggregate charter-free market value by approximately $11.5 million and $0.3 million, respectively, as noted in the table below. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income or increase our loss if we sold all of such vessels at December 31, 2022 and 2021, on a charter-free basis, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy. For purposes of this calculation, we have assumed that these four vessels and one vessel, respectively, would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2022 and 2021, respectively.

			Carrying value plus unamortized dry dock
Vessels	Dwt	Year Built	cost (in millions of US Dollars)
(in millions of USD)			2022	2021
1. Protefs	73,630	2004	$12.9*	$12.8
2. Calipso	73,691	2005	$12.0*	$13.2
3. Salt Lake City	171,810	2005	$18.2*	$19.7*
4. Baltimore	177,243	2005	$21.4*	$—
Total			$64.5	$45.7

* Indicates dry bulk vessels for which we believe, as of December 31, 2022 and 2021, the charter-free market value was lower than the vessel’s carrying value plus unamortized dry-docking costs. We believe that the aggregate carrying value plus unamortized dry-docking costs of these vessels exceeded their aggregate charter-free market value by approximately $11.5 million and $0.3 million, respectively.

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

As we obtain information from various industry and other sources, our estimates of charter-free vessel market values,charter rates and vessel utilization are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market value of our vessels or prices that we could achieve if we were to sell them. We also refer you to the risk factor in “Item 3. Key Information-D. Risk Factors” entitled “A decline in the market values of our vessels could limit our ability to borrow funds in the future, trigger breaches of certain financial covenants contained in any future borrowing facilities we may enter into, and/or result in impairment charges or losses on sale.” and the discussion under the heading “Item 4. Information on the Company-B. Business Overview-Vessel Prices.”

Our impairment test exercise is sensitive to variances in the time charter rates and utilization rate. Our current analysis, which also involved a sensitivity analysis by assigning possible alternative values to these significant inputs, indicated that time charter rates and utilization would need to be reduced by 2% to 14% to result in impairment of individual long-lived assets with indication of impairment. This minimum decrease of 2% in the time charter rates for the unfixed days as shown in detail in the table below and/or a fleet utilization rate of 95% used instead in our impairment test exercise would result in $2.68 million impairment charge in aggregate for two of our vessels. However, there can be no assurance as to how long charter rates and vessel values will remain at their current levels. If charter rates decrease and remain depressed for some time, it could adversely affect our revenue and profitability and future assessments of vessel impairment.

A comparison of the average estimated daily time charter equivalent rate used in our impairment analysis with the average “break-even rate” for each major class of vessels is presented below:

	Average estimated daily time charter
	equivalent rate used	Average break-even rate

Panamax	$13,286	$13,036
Capesize	$18,044	$16,025

Additionally, the use of the 1-year, 3-year and 5-year average blended rates would not have any effect on the Company’s impairment analysis and as such on the Company’s results of operations:

		Impairment charge		Impairment charge		Impairment charge
	1-year	in USD	3-years	in USD	5-years	in USD
	(period)	million	(period)	million	(period)	million
Panamax	$22,101	$—	$19,472	$—	$16,786	$—
Capesize	$21,872	$—	$22,789	$—	$21,598	$—

Non-Monetary Transactions – Spin-Off

When we enter into a nonmonetary transaction as defined broadly under ASC 845, we determine whether the transaction is a contribution of an asset or a business by assessing the definition of a business under ASC 805 and whether the transaction is pro-rata. A transaction is considered pro rata if each owner receives an ownership interest in the transferee in proportion to its existing ownership interest in the transferor (even if the transferor retains an ownership interest in the transferee). In accordance with FASB Topic 805 Business Combinations: Clarifying the Definition of a Business, if substantially all of the fair value of the gross assets acquired in an acquisition transaction are concentrated in a single identifiable asset or group of similar identifiable assets, then the set is not a business. To be considered a business, a set must include an input and a substantive process that together significantly contributes to the ability to create an output. All assets contributed under nonmonetary transactions that do not meet the definition of a business, are measured at their fair values on the transaction date in accordance with ASC 845, if the fair value is objectively measurable and clearly realizable in an outright sale at or near the distribution.

Fair Value Measurements

The Company follows the provisions of ASC 820 "Fair Value Measurements and Disclosures", which defines fair value and provides guidance for using fair value to measure assets, liabilities and equity instruments classified in stockholders’ equity. The guidance creates a fair value hierarchy of measurement and describes fair value as the price that would be received to sell an asset or paid to transfer a liability or the consideration to transfer equity interests issued in an orderly transaction between market participants in the market in which the reporting entity transacts. The fair value measurement assumes that an instrument classified in stockholders’ equity is transferred to a market participant at the measurement date. The transfer of an instrument classified in stockholders’ equity assumes that the instrument would remain outstanding, and the market participant takes on the rights and responsibilities associated with the instrument. In accordance with the requirements of accounting guidance relating to Fair Value Measurements, the Company classifies and discloses its assets, liabilities and equity instruments classified in stockholders’ equity carried at the fair value in one of the following categories: Level 1: Quoted market prices in active markets for identical assets or liabilities or equity instruments; Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data; Level 3: Unobservable inputs that are not corroborated by market data.

On April 15, 2022, the Company's Board of Directors approved the award and grant of 1,982 shares of Series C Preferred Stock to executive management and non-executive directors, pursuant to the Company's amended and restated plan, for a fair value of $1.59 million, determined through Level 2 inputs of the fair value hierarchy based on valuation obtained by an independent third party for the purposes of the transaction.  On September 20, 2022, the Company acquired M/V Baltimore from Diana Shipping Inc. The non-cash consideration part of the total purchase price paid in the form of 25,000 Series D Preferred Stock as of the vessel acquisition date has been recorded at a fair value of $17.6 million determined through Level 2 inputs of the fair value hierarchy based on valuation obtained by an independent third party for the purposes of the transaction.

The fair values of equity instruments issued by the Company were based as of the measurement dates on the present values of the future cash outflows derived from dividends payable under each equity instrument, assuming the instruments are held in perpetuity since conversion under fixed or variable conversion price at any time would reasonably result in lower returns for a market participant taking into consideration the Company’s market price, outstanding common stock and instruments issuable upon conversion at the measurement dates, through applying a discount factor of 12.7%, and a risk free rate of 1% for the valuation of all instruments.

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

Name	Age	Position
Semiramis Paliou	48	Class I Director and Chairperson
Robert Perri	50	Chief Executive Officer
Ioannis Zafirakis	51	Class III Director, President, Interim Chief Financial Officer and Secretary
Eleftherios Papatrifon	52	Class II Director
Styliani Alexandra Sougioultzoglou	48	Class I Director
Grigorios-Filippos Psaltis	48	Class II Director
Nikolaos Veraros	52	Class III Director
Alexios Chrysochoidis	49	Class I Director
Margarita Veniou	44	Chief Corporate Development and Governance Officer
Vasiliki Plousaki	37	Chief Accounting Officer

The term of our Class II directors expires in 2023, the term of our Class III directors expires in 2024, and the term of our Class I directors expires in 2025. The business address of each officer and director is the address of our principal executive offices, which are located at Pendelis 26, 175 64 Palaio Faliro, Athens, Greece.

Biographical information with respect to each of our directors and executive officers is set forth below.

Semiramis Paliou has served as a Director since April 2021. Mrs. Paliou is the Chairperson of the Board of Directors and of the Executive Committee of the Company since November 2021. Mrs. Paliou has served as a Director of Diana Shipping since March 2015. She has also served as Chief Executive Officer, Chairperson of the Executive Committee and a member of the Sustainability Committee of Diana Shipping since March 1, 2021. She previously served as Deputy Chief Executive Officer of Diana Shipping from October 2019 until February 2021. Mrs. Paliou also served as member of the Executive Committee and the Chief Operating Officer of Diana Shipping from August 2018 until February 2021. Mrs. Paliou also serves as Chief Executive Officer of Diana Shipping Services S.A. Mrs. Paliou also serves as the Chairperson of the Hellenic Marine Environment Protection Association (HELMEPA) since June 2020 and she has served on the board of directors since March 2018. As of June 2021, she serves as Vice-Chairperson of INTERMEPA. Also, she is a member of the board of directors of the UK P&I Club since November 2020, member of the Union of Greek Shipowners as of February 2022 and member of the Global Maritime Forum as of April 2022. She is Vice-Chairperson of the Greek committee of Det Norske Veritas, a member of the Greek committee of Nippon Kaiji Kyokai and a member of the Greek committee of Bureau Veritas. From November 2018 to February 2020 Mrs. Paliou also served as Chief Operating Officer of Performance Shipping Inc. Mrs. Paliou has over 20 years of experience in shipping operations, technical management and crewing. Mrs. Paliou began her career at Lloyd’s Register of Shipping from 1996 to 1998 as a trainee ship surveyor. She was then employed by Diana Shipping Agencies S.A. From 2007 to 2010 she was employed as a Director and President of Alpha Sigma Shipping Corp. From February 2010 to November 2015 she was the Head of the Operations, Technical and Crew department of Diana Shipping Services S.A. From November 2015 to October 2016 she served as Vice- President of the same company. From November 2016 to the end of July 2018, she served as Managing Director and Head of the Technical, Operations, Crew and Supply department of Unitized Ocean Transport Limited. Ms. Paliou obtained her BSc in Mechanical Engineering from Imperial College, London and her MSc in Naval Architecture from University College, London. Ms. Paliou completed courses in “Finance for Senior Executives” and in “Authentic Leader Development” and a certificate program on “Sustainable Business Strategy” all at Harvard Business School. She is the daughter of Simeon Palios, the Chairman of Diana Shipping, and is Vice-Chairperson of the Greek committee of Det Norske Veritas, a member of the Greek committee of Nippon Kaiji Kyokai and a member of the Greek committee of Bureau Veritas.

Robert Perri has served as the Chief Executive Officer of the Company since February 2023. From June 2021 to December 2022, Mr. Perri worked in the Finance Department of Costamare Inc., a publicly traded company. From November 2016 to June 2021, Mr. Perri was the Chief Financial Officer of TMS Cardiff Gas, Ltd., a private shipping company. Mr. Perri has served as a Director of Kalon Acquisition Group since 2019. In addition, Mr. Perri has spent ten years in equity research for several investment banks covering various industries including shipping, technology and IT services. Mr. Perri is a member of the Chartered Financial Analyst (CFA) Institute and a CFA charterholder. Mr. Perri received his Bachelor of Science degree in Accounting and Finance from Drexel University in 1995 and received his MBA with a focus on finance and banking from SDA Bocconi in 1999.

Ioannis Zafirakis has served as a Director and Secretary of the Company since April 2021. He is also the President and Interim Chief Financial Officer since November 2021. Mr. Zafirakis is also member of the Executive Committee of the Company. He has served as a Director of Diana Shipping from February 2005 and as Chief Financial Officer (Interim Chief Financial Officer until February 2021) and Treasurer of Diana Shipping since February 2020 and he is also the Chief Strategy Officer of Diana Shipping. Mr. Zafirakis is also member of the Executive Committee of Diana Shipping. Mr. Zafirakis has held various executive positions such as Chief Operating Officer, Executive Vice-President and Vice-President. In addition, Mr. Zafirakis is the Chief Financial Officer of Diana Shipping Services S.A., where he also serves as Director and Treasurer. From June 1997 to February 2005, Mr. Zafirakis was employed by Diana Shipping Agencies S.A., where he held a number of positions in finance and accounting. From January 2010 to February 2020 he also served as Director and Secretary of Performance Shipping Inc., where he held various executive positions such as Chief Operating Officer and Chief Strategy Officer. Mr. Zafirakis is a member of the Business Advisory Committee of the Shipping Programs of ALBA Graduate Business School at The American College of Greece. He holds a bachelor’s degree in Business Studies from City University Business School in London and a master’s degree in International Transport from the University of Wales in Cardiff.

Eleftherios (Lefteris) A. Papatrifon has served as a Director of the Company since November 2021. Mr. Papatrifon served as the Company’s Chief Executive Officer from November 2021 to January 2023. Mr. Papatrifon is a member of the Executive Committee of the Company. He has served as Director and member of the Executive Committee of Diana Shipping Inc. since February 2023 and as Chief Operating Officer from March 2021 to February 2023. He was Chief Executive Officer, Co-Founder and Director of Quintana Shipping Ltd, a provider of dry bulk shipping services, from 2010 until the company’s successful sale of assets and consequent liquidation in 2017. Previously, for a period of approximately six years, he served as the Chief Financial Officer and a Director of Excel Maritime Carriers Ltd. Prior to that, Mr. Papatrifon served for approximately 15 years in a number of corporate finance and asset management positions, both in the USA and Greece. Mr. Papatrifon holds undergraduate (BBA) and graduate (MBA) degrees from Baruch College (CUNY). He is also a member of the CFA Institute and a CFA charterholder.

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

Margarita Veniou has served as the Chief Corporate Development and Governance Officer of the Company since November 2021. Ms. Veniou also serves as Chief Corporate Development, Governance & Communications Officer of Diana Shipping Inc. (NYSE:DSX) and Corporate Development, Governance & Communications Manager of Diana Shipping Services S.A., a ship management company, since July 2022. From September 2004 to June 2022, she has worked for the same companies holding various positions as Associate, Officer, and Manager in the fields of corporate planning and governance. Ms. Veniou held the position of Corporate Planning & Governance Officer from January 2010 to February 2020 in Performance Shipping Inc., a US-listed company.  She is also the General Manager of Steamship Shipbroking Enterprises Inc. since April 2014. She is a member of WISTA Hellas, holds a bachelor΄s degree in Maritime Studies and a master΄s degree in Maritime Economics & Policy from the University of Piraeus. She completed the Sustainability Leadership and Corporate Responsibility course at the London Business School. She has obtained certification in Shipping Derivatives from the Athens University of Economics and Business and she is an ISO 14001 certified by Lloyd’s Register.

Vasiliki Plousaki has served as the Chief Accounting Officer of the Company since June 2021 during which time she has been responsible for all financial reporting requirements. From 2020 to June 2021, she was employed by Drew Marine, a global maritime company, as EMEA Regional Controller. In 2011 Mrs. Plousaki joined the Athens branch of Ernst and Young (Hellas), where she progressed to Senior Manager and served as an external auditor specializing in audits of US listed shipping companies until 2020. Mrs. Plousaki is a member of the Association of Chartered Certified Accountants (ACCA), holds a Bachelor’s degree in Finance from the University of Athens and a Master’s degree in Auditing and Accounting from the University of Athens and the Greek Institute of Chartered Accountants.

Board Diversity Matrix

As a foreign private issuer listed on the Nasdaq Capital Market, we are required to disclose certain self-identified diversity characteristics about our directors pursuant to Nasdaq board diversity and disclosure rules. The Board Diversity Matrix set forth below contains the requisite information as of the date of this annual report.

Board Diversity Matrix (As of March 28, 2023)
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

B.Compensation

Aggregate executive compensation (including amounts paid to Steamship Shipbroking Enterprises Inc.) for 2022 was $1.94 million. Since November 2021, the services of our executive officers have been provided by Steamship Shipbroking Enterprises Inc., an affiliated company, pursuant to the agreements described in “Item 7. Directors, Senior Management and Employees — Related Party Transactions”. We consider part of these fees under these agreements to constitute the compensation paid to our executives.

Non-employee directors receive annual compensation in the amount of $30,000 plus reimbursement of out-of-pocket expenses. In addition, each director serving as chairman of a committee receives additional annual compensation of $20,000, plus reimbursement for out-of-pocket expenses. Each director serving as member of a committee receives additional annual compensation of $10,000, plus reimbursement for out-of-pocket expenses. For 2022 fees and expenses of our non-executive directors amounted to $0.21 million.

Since 2022 and until the date of this annual report, our Board of Directors awarded an aggregate amount of 5,314 of our Series C Preferred Shares to executive management and non-executive directors, pursuant to our 2021 Equity Incentive Plan, as amended and restated, as an annual incentive bonus. All restricted shares vest ratably over two years from their grant date. The restricted shares are subject to forfeiture until they become vested. Unless they forfeit, grantees have the right to receive and retain all dividends paid and to exercise all other rights, powers and privileges of a holder of shares.

In 2022, compensation costs under our restricted stock awards amounted to $0.57 million.

We do not have a retirement plan for our officers or directors.

Equity Incentive Plan

Our board of directors has approved and the Company has adopted the 2021 Equity Incentive Plan, as amended and restated, pursuant to which the Company may issue up to 100,000 common shares, all of which remain available for issuance as of March 28, 2023 and 10,000 Series C Preferred Shares, of which 4,686 remain available to be granted under the 2021 Equity Incentive Plan.

Under the 2021 Equity Incentive Plan, the Company’s employees, officers and directors are entitled to receive options to acquire the Company’s common stock. The 2021 Equity Incentive Plan is administered by the Compensation Committee of the Company’s Board of Directors or such other committee of the Board as may be designated by the Board. Under the terms of the 2021 Equity Incentive Plan, the Company’s Board of Directors is able to grant (a) non-qualified stock options, (b) stock appreciation rights, (c) restricted stock, (d) restricted stock units, (e) unrestricted stock, (f) other equity-based or equity-related awards, (g) dividend equivalents and (h) cash awards. No options or stock appreciation rights can be exercisable subsequent to the tenth anniversary of the date on which such Award was granted. Under the 2021 Equity Incentive Plan, the Administrator may waive or modify the application of forfeiture of awards of restricted stock and performance shares in connection with cessation of service with the Company. No Awards may be granted under the 2021 Equity Incentive Plan following the tenth anniversary of the date on which the Plan is adopted by the Board.

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

D.Employees

We have no employees but we pay Steamship for the services of our officers. DWM is responsible for identifying the appropriate officers and seamen mainly through crewing agencies. The crewing agencies handle each seaman’s training, travel and payroll. DWM ensures that all our seamen have the qualifications and licenses required to comply with international regulations and shipping conventions. As of December 31, 2022, 86 seafarers were employed by our vessel-owning subsidiaries.

E.Share Ownership

With respect to the total amount of common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares owned by our officers and directors, individually and as a group, see “Item 7. Major Shareholders and Related Party Transactions-A. Major Shareholders.”

F.Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.Major Shareholders and Related Party Transactions

A.Major Shareholders

The following table sets forth information regarding ownership of our common stock as of March 28, 2023 who we know to beneficially own more than five percent of our outstanding common shares, and our executive officers and directors. All of our stockholders listed in this table, are entitled to one vote for each common share held.

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

	Shares Beneficially Owned
Identity of person or group	Number	Percentage*
Diana Shipping Inc.(1)	23,283,643	49%
Semiramis Paliou(2)(3)(4)	11,082,942	31.38%
Ioannis Zafirakis(2)(3)	1,192,891	4.69%
Eleftherios Papatrifon(2)(3)	309,564	1.26%
Intracoastal Capital LLC(5)	5,490,115	9.99%
Anson Investments Master Fund LP(5)	4,087,602	7.69%
All other officers and directors as a group(3)	—	—%
*	Based on 24,233,996 common shares outstanding as of March 28, 2023.
(1)	Diana Shipping Inc. owns 500,000 shares of our Series B Preferred Stock. Through its beneficial ownership of our Series B Preferred Stock, Diana Shipping Inc. is entitled to cast 2,000 votes for each share of Series B Preferred Stock on all matters on which our common shareholders are entitled to vote of up to 34% of the total number of votes entitled to vote on such matter. To the extent the aggregate voting power of any holder of Series B Preferred Stock, together with any affiliate of such holder, would exceed 49% of the total number of votes that may be cast on any matter submitted to a vote of our shareholders, the number of votes of relating to its shares of Series B Preferred Stock shall be automatically reduced so that such holder’s aggregate voting power, together with any affiliate of such holder, is not more than 49%. Diana Shipping also owns 10,000 shares of our Series C Preferred Stock, which may be converted into shares of our common stock, at Diana Shipping’s option commencing upon the first anniversary of the original issue date, at a conversion price equal to the lesser of $65.00 and the 10-trading day trailing VWAP of our common shares, subject to certain adjustments. Diana Shipping, however, is prohibited from converting its shares of Series C Preferred Stock into common shares to the extent that, as a result of such conversion, Diana Shipping (together with its affiliates) would beneficially own more than 49% of the total outstanding common shares. Diana Shipping also owns 13,157 shares of our Series D Preferred Stock, which may be converted into shares of our common stock, at any time at Diana Shipping’s option, at a conversion price equal to the 10-trading day trailing VWAP of our common shares, subject to certain adjustments. Diana Shipping, however, is prohibited from converting its shares of Series D Preferred Stock into common shares to the extent that, as a result of such conversion, Diana Shipping would beneficially own more than 49% of the total outstanding common shares.

(2)	Semiramis Paliou, Ioannis Zafirakis and Eleftherios Papatrifon may be deemed to have beneficial ownership of common shares through their ownership of Series D Preferred Stock which may be converted into common shares at a conversion price equal to the 10-day trailing VWAP of common shares subject to certain adjustments. The above ownership reflects the number of common shares into which such Series D Preferred Stock may be converted at an assumed 10-day trailing VWAP of $0.3747 as of the closing date of March 28, 2023.
(3)	On April 15, 2022, and March 7, 2023, our Board of Directors approved the award of 1,982 and 3,332 shares , respectively, of our Series C Preferred Stock to executive management and non-executive directors pursuant to our 2021 Equity Incentive Plan, as amended, which have not yet been issued. The information in the table above does not include these awards. The Series C Preferred Stock awarded on April 15, 2022 and March 7, 2023, respectively, will vest ratably on April 15, 2023 and 2024 and March 7, 2024 and 2025, respectively, and will be convertible at the holders’ election at such time.
(4)	Semiramis Paliou owns, through Tuscany Shipping Corp., 1,200 shares of our newly designated Series E Preferred Stock. Through her beneficial ownership of our Series E Preferred Stock, Ms. Paliou is entitled to cast a number of votes for all matters on which our common shareholders are entitled to vote of up to 15% of the total number of votes entitled to vote on such matter. The Series E Preferred Stock votes with the shares of common stock of the Company, and each share of the Series E Preferred Stock entitles the holder thereof to up to 25,000 votes, on all matters submitted to a vote of the stockholders of the Company, subject up to 15% of the total number of votes entitled to be cast on matters put to shareholders of the Company. The Series E Preferred Stock is convertible, at the election of the holder, in whole or in part, into shares of our common stock at a conversion price equal to the 10-trading day trailing VWAP of our common stock, subject to certain adjustments, commencing at any time after (i) the cancellation of all of our Series B Preferred Stock or (ii) the transfer for all of our Series B Preferred Stock (collectively a “Series B Event”). The 15% limitation discussed above, shall terminate upon the occurrence of a Series B Event.
(5)	The number of shares of common stock beneficially owned in the table do not give effect to the beneficial ownership blockers contained in the Class A Warrants, Class B warrants, pre-funded warrants and privately placed warrants held by the above reported persons, but the percentages in the table do give effect to such beneficial ownership blockers.

As of March 28, 2023, we had 88 shareholders of record, 74 of which were located in the United States and held an aggregate of 24,098,215 of our common shares, representing 99.44% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 24,096,998 of our common shares as of that date. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B. Related Party Transactions

Related Party Transactions

Steamship Shipbroking Enterprises Inc.

Steamship Shipbroking Enterprises Inc. (“Steamship”), a related party that is controlled by the Chairman of Diana Shipping, provides to us insurance, administrative and brokerage services pursuant to a Management Agreement for insurance-related services; an Administrative Services Agreement; and a Brokerage Services Agreement.

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

Under our Brokerage Services Agreement with Steamship, we paid Steamship a lump sum commission of $95,000 per month until December 31, 2022, plus 2.5% on the hire agreed per charter party for each vessel (subject to required deductions and withholdings); provided, however, that we and Steamship may agree to commissions on a percentage basis for specific deals. On March 7, 2023, our Brokerage Services Agreement with Steamship was terminated, and we thereby entered into a new agreement effective as of January 1, 2023. Pursuant to the new brokerage services agreement with Steamship, our fixed brokerage monthly fee was increased to $150,000, whereas the remaining agreement terms remained unaltered. This Brokerage Services Agreement shall be for a term of 12 (twelve) months commencing on January 1, 2023 and ending (unless terminated earlier on the basis of any other provision contained therein) on December 31, 2023, and shall be automatically renewed for a further periods of one calendar year.

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

Diana Shipping, Right of First Refusal

We have entered into a right of first refusal agreement with Diana Shipping, dated November 8, 2021, pursuant to which Diana Shipping granted us a right of first refusal over six dry bulk carriers then owned by Diana Shipping and identified in the agreement. As of the date of this annual report, three of the six identified vessels from Diana Shipping remain available for our purchase.  Pursuant to this right of first refusal, we have the right, but not the obligation, to purchase one or all of the three identified vessels when and if Diana Shipping determines to sell the vessels. Pursuant to the agreement, in connection with our right of first refusal in any vessel acquisition opportunity, our right to purchase the vessel will be at a price equal to the fair market value of each vessel at the time of sale, as determined by the average of two independent shipbroker valuations from brokers mutually agreeable to the Company and Diana Shipping. If we do not exercise our right to purchase a vessel, Diana Shipping has the right to sell the vessel to any third party for a period of three months from the date we received notice of the offer from Diana Shipping. As of the date of this annual report, three of the six identified vessels remain available for our purchase.

On June 13, 2022, we entered into a memorandum of agreement with Diana Shipping to acquire a 2005- built Capesize vessel, the m/v Baltimore, having a carrying capacity of 177,243 dwt and an age of 17.3 years, as of that date, for a total consideration of $22.0 million. Of the purchase price, 20%, or $4.4 million, was paid in cash upon signing of the memorandum of agreement, and the remaining amount was paid upon delivery of the vessel to us in 25,000 shares of our Series D Preferred Stock. Our purchase of this vessel was made pursuant to our exercise of a right of first refusal granted to us by Diana Shipping on several identified vessels based on an agreement dated November 8, 2021. The vessel was delivered to the Company on September 20, 2022. The acquisition of the vessel was approved by a committee of independent members of our Board of Directors.

On February 1, 2023, we entered into a memorandum of agreement with Diana Shipping to acquire a 2005-built Panamax vessel, the m/v Melia, having a carrying capacity of 76,225 dwt and an age of 18 years, as of that date, for a total consideration of $14.0 million. Of the purchase price, $4.0 million, was paid in cash upon signing of the memorandum of agreement, and the remaining amount was paid upon delivery of the vessel to us in 13,157 shares of our Series D Preferred Stock. Our purchase of this vessel was made pursuant to our exercise of a right of first refusal granted to us by Diana Shipping on several identified vessels based on an agreement dated November 8, 2021. The vessel was delivered to the Company on February 8, 2023. The acquisition of the vessel was approved by a committee of independent members of our Board of Directors.

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

Cumulative dividends on shares of our Series C Preferred Stock and our Series D Preferred Stock are payable in cash or, at our election, in kind, quarterly on each January 15, April 15, July 15 and October 15, or, if any such dividend payment date otherwise would fall on a date that is not a business day, the immediately succeeding business day. The dividend rate on shares of our Series C Preferred Stock is 8.0% per annum per $1,000 of liquidation preference per share (equal to $80 per annum per share) and is not subject to adjustment. The dividend rate on shares of our Series D Preferred Stock is 7.0% per annum per $1,000 of liquidation preference per share (equal to $70 per annum per share) and is not subject to adjustment.

Marshall Islands law provides that we may pay dividends only to the extent that assets are legally available for such purposes. Legally available assets generally are limited to our surplus, which essentially represents our retained earnings and the excess of consideration received by us for the sale of shares above the par value of the shares. In addition, under Marshall Islands law we may not pay dividends if we are insolvent or would be rendered insolvent by the payment of such a dividend or the making of such redemption.

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

E.Taxation

In the opinion of Seward & Kissel LLP, the following is a discussion of the material Marshall Islands and U.S. federal income tax considerations applicable to the Company and U.S. Holders and Non-U.S. Holders, each as defined below, of our common stock.

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

This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities or commodities, financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, persons liable for an alternative minimum tax, persons who hold common stock as part of a straddle, hedge, conversion transaction or integrated investment, U.S. Holders whose functional currency is not the United States dollar, persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement,” investors subject to the “base erosion and anti-avoidance” tax and investors that own, actually or under applicable constructive ownership rules, 10% or more of the Company’s common stock, may be subject to special rules. This discussion deals only with holders who hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common stock.

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

J.Annual Report to Security Holders

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

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

Our Registration Statement on Form F-1 (Registration No. 333-262129) relating to our January 2022 Underwritten Offering was declared effective by the SEC on January 20, 2022. The January 2022 Underwritten Offering was completed on January 25, 2022. Maxim Group LLC acted as the sole book runner for the offering. In the offering, we issued and sold 15,571,429 units at a price of $0.77 per unit, ten units consisting of one share of our common stock (or ten pre-funded warrants in lieu of one share of our common stock) and ten Class A warrants to purchase one share of our common stock. In addition, certain selling shareholders affiliated with us (the “Selling Shareholders”) sold an aggregate of 62,857 shares of common stock in the offering. Each share of common stock sold by a Selling Shareholder was sold with ten Class A warrants to purchase one share of common stock. In addition, the underwriter for the offering fully-exercised its option to purchase an additional 114,857 common shares from the Selling Shareholders and 128,142 common shares along with 2,430,000 Class A warrants from us. As of March 28, 2023, all pre-funded warrants have been exercised and Class A warrants to purchase 1,447,400 shares of common stock remain available for exercise at an exercise price of $7.7 per share. The gross proceeds and the net proceeds of the offering to us, before underwriting discounts and commissions and estimated offering expenses, were approximately $16.19 million and $14.74 million, respectively (including the exercise of the overallotment option, the exercise of all pre-funded warrants and the Class A warrants exercised to date). We did not receive any of the proceeds from the sale of common shares by the Selling Shareholders.

Our Registration Statement on Form F-1 (Registration No. 333-264167) relating to our February 2023 Registered Direct Offering was declared effective by the SEC on February 8, 2023. The February 2023 Registered Direct Offering was completed on February 10, 2023. Maxim Group LLC acted as the placement agent for the offering. In the offering, we issued and sold 15,000,000 units with each Unit consisting of one share of our common stock (or one pre-funded warrant in lieu of one share of our common stock) and one Class B Warrant to purchase one share of common stock. In a concurrent private placement, we also sold to each purchaser of Units unregistered privately placed warrants to purchase up to an aggregate of 15,000,000 shares of our common stock at an exercise price of $1.01 per share pursuant to the exemptions provided in Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder. The privately placed warrants are available for exercise upon issuance for one share of common stock at an exercise price of $1.01 per share. Alternatively, each privately placed warrant is exercisable for 0.75 of a share of common stock under a cashless exercise provision included in the privately placed warrants rather than one share of common stock under the cash exercise provision. In addition, we filed a resale registration statement under the Securities Act for the shares of common stock issuable upon exercise of the privately placed warrants. As of March 28, 2023, out of the 2,700,000 pre-funded warrants issued on the closing of the offering, 1,750,000 pre-funded warrants have been exercised and 950,000 pre-funded warrants remained available for exercise at an exercise price of $0.01 per share, and Class B warrants to purchase 15,000,000 common shares remain available for exercise at an exercise price of $1.01 per share. The gross proceeds of the offering to us, before deducting for placement agency fees and estimated offering expenses, were approximately $15.14 million, including the exercise of pre-funded warrants as of the date of this annual report.

As of the date of this annual report, we have committed substantially all the net proceeds of the January 2022 Underwritten Offering and the February 2023 Registered Direct Offering for general corporate purposes.

Item 15.Controls and Procedures

(a)Disclosure Controls and Procedures.

Management assessed the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2022. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company’s disclosure controls and procedures are effective as of the evaluation date.

(b)Management’s annual report on internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. GAAP.

Management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2022, is effective.

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

Item 16C.   Principal Accountant Fees and Services

(a) Audit Fees

Our principal accountants, Ernst and Young (Hellas), Certified Auditors Accountants S.A., have billed us for audit services. Aggregate audit fees in the year ended December 31, 2022, and the period ended December 31, 2021, amounted to €94,500 and €78,750, or approximately $99,568 and $89,318, respectively, and relate to audit services provided in connection with the audit of our consolidated financial statements.

(b) Audit-related Fees

In 2022 and 2021, our principal accountants, Ernst and Young (Hellas), Certified Auditors Accountants S.A., have also billed us for audit related services provided for the Company’s registration statements, which amounted to €153,750 and €36,750 or about $168,521 and $41,619, respectively.

(c) Tax Fees

During 2022, we received tax services for which fees amounted to $12,500, and relate to the calculation of Earnings and Profits of the Company. No such services were received in 2021.

All the abovementioned fees and services are expressed in U.S Dollars.

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

Item 16I.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17.   Financial Statements

See Item 18.

Item 18.   Financial Statements

The financial statements required by this Item 18 are filed as a part of this annual report beginning on page F-1.

Item 19.   Exhibits

Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation of the Company (1)

1.2	Articles of Amendment of the Amended and Restated Articles of Incorporation of the Company (6)

1.3	Amended and Restated Bylaws of the Company (1)

2.1	Form of Common Share Certificate (1)

2.2	Certificate of Designations of the Series A Participating Preferred Stock of the Company (1)

2.3	Statement of Designations of the Series B Preferred Shares of the Company (1)

2.4	Statement of Designations of the 8.0% Series C Preferred Stock of the Company (1)

2.5	Statement of Designations of the 7.0% Series D Preferred Stock of the Company (7)

2.6	Statement of Designations of the Series E Preferred Stock of the Company

2.7	Form of Class A Warrant (2)

2.8	Warrant Agency Agreement by and between Computershare Trust Company, N.A. and the Company, as to the Class A Warrants (5)

2.9	Warrant Agency Agreement by and between Computershare Trust Company, N.A. and the Company, as to the Pre-Funded Warrants

2.10	Form of Class B Warrant (4)

2.11	Form of Private Placement Warrant (3)

2.12	Form of Pre-Funded Warrant (3)

2.13	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act

4.1	Stockholders Rights Agreement (1)

4.2	2021 Equity Incentive Plan, as amended and restated (5)

4.3	Form of Management Agreement with Diana Wilhelmsen Management Limited (1)

4.4	Form of Amendment to the Management Agreement with Diana Wilhelmsen Management Limited (5)

4.5	Non-Competition Agreement, by and between the Company and Diana Shipping Inc. (1)

4.6	Right of First Refusal Agreement with Diana Shipping Inc. (1)

4.7	Amended and Restated Contribution and Conveyance Agreement between the Company and Diana Shipping Inc. (1)

4.8	Form of Management Agreement with Steamship Shipbroking Enterprises Inc. (1)

4.9	Administrative Services Agreement with Steamship Shipbroking Enterprises Inc. (5)

4.10	Brokerage Services Agreement with Steamship Shipbroking Enterprises Inc. (5)

4.11	Brokerage Services Agreement with Steamship Shipbroking Enterprises Inc., dated March 7, 2023.

8.1	Subsidiaries of the Company (3)

11.1	Code of Ethics (1)

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Schema Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
(1)	Filed as an exhibit to the Company’s Registration Statement on Form F-1 on January 18, 2022, as amended, and incorporated by reference herein.

(2)	Filed as an exhibit on Form 6-K filed on January 25, 2022, and incorporated by reference herein.
(3)	Filed as an exhibit on Form 6-K filed on February 10, 2023, and incorporated by reference herein.
(4)	Filed as an exhibit to the Company’s Registration Statement on Form F-1 on February 23, 2023, as amended, and incorporated by reference herein.
(5)	Filed as an exhibit to the Company’s annual report on Form 20-F for the year ended December 31, 2021, filed with the Commission on April 6, 2022.
(6)	Filed as an exhibit on Form F-1 filed on December 22, 2022, and incorporated by reference herein.

(7)	Filed as an exhibit on Form F-1 filed on October 13, 2022, and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

OCEANPAL INC.

/s/ Ioannis Zafirakis

Ioannis Zafirakis

President, Interim Chief Financial Officer and Secretary]

Dated: March 30, 2023

OCEANPAL INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm (PCAOB ID: 1457)	F-2

Consolidated Balance Sheets as of December 31, 2022 and 2021	F-3

Consolidated Statements of Operations for the year ended December 31, 2022 and for the period from inception (April 15, 2021) through December 31, 2021	F-4

Consolidated Statements of Stockholders’ Equity for the year ended December 31, 2022 and for the period from inception (April 15, 2021) through December 31, 2021	F-5

Consolidated Statements of Cash Flows for the year ended December 31, 2022 and for the period from inception (April 15, 2021) through December 31, 2021	F-6

Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of OceanPal Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of OceanPal Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2022 and for the period from inception (April 15, 2021) through December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021 and the results of its operations and its cash flows for the year ended December 31, 2022 and for the period from inception (April 15, 2021) through December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Athens, Greece

March 30, 2023

OCEANPAL INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2022 and 2021

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2022	2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2(e))	$8,454	$1,673
Accounts receivable, trade, net of allowance for doubtful accounts (Note 2(f))	4,252	811
Due from a related party (Note 3(a) and 3(c))	5	70
Inventories (Note 2(g))	334	186
Prepaid expenses and other assets	1,126	460
Total current assets	14,171	3,200

FIXED ASSETS:
Vessels, net (Note 2(h) and 4)	63,672	45,728
Total fixed assets	63,672	45,728
OTHER NON-CURRENT ASSETS:
Deferred charges, net (Note 2(k) and 2(x))	1,175	152
Total assets	$79,018	$49,080

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable, trade and other	281	263
Due to related parties (Note 3(a) and 3(b))	410	59
Dividend payable to related parties (Note 6(e))	240	—
Accrued liabilities	1,154	381
Unearned revenue	374	228
Total current liabilities	2,459	931

Commitments and contingencies (Note 5)	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 100,000,000 shares authorized, 519,172 and 510,000 issued and outstanding as at December 31, 2022 and 2021, respectively (Note 6)	5	5
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 10,183,996 and 882,024 issued and outstanding as at December 31, 2022 and 2021, respectively (Note 6)	102	9
Additional paid-in capital (Notes 3(c) and 6)	78,773	48,070
(Accumulated Deficit)/Retained Earnings	(2,321)	65
Total stockholders’ equity	76,559	48,149

Total liabilities and stockholders’ equity	$79,018	$49,080

The accompanying notes are an integral part of these consolidated financial statements.

OCEANPAL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the year ended December 31, 2022 and for the period from inception (April 15, 2021) through December 31, 2021

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2022	2021
REVENUES:
Time charter revenues (Note 2(m))	$19,085	$1,334

EXPENSES:
Voyage expenses (Note 2(m))	3,680	54
Vessel operating expenses (Note 2(n))	6,880	360
Depreciation and amortization of deferred charges (Note 2(j), 2(k) and 4)	4,896	354
General and administrative expenses	3,083	358
Management fees to related parties (Note 3(a) and 3(b))	878	74
Other operating income	(6)	—
Operating (loss)/income	$(326)	$134

Net (loss)/income	$(326)	$134

Deemed dividend on Series D Preferred Stock upon issuance of common stock (Note 3(c) and Note 6(h))	$(134)	$—
Dividends on Series C Preferred Stock (Note 6(e))	(950)	(69)
Dividends on Series D Preferred Stock (Note 6(h))	(252)	—
Dividends on Class A warrants (Note 6(g))	$(1,012)	$—

Net (loss)/income attributable to common stockholders	$(2,674)	$65

(Loss)/Earnings per common share, basic (Note 7)	$(0.86)	$0.07

(Loss)/Earnings per common share, diluted (Note 7)	$(0.86)	$0.05

Weighted average number of common stock, basic (Note 7)	3,113,108	882,024

Weighted average number of common stock, diluted (Note 7)	3,113,108	1,227,569

The accompanying notes are an integral part of these consolidated financial statements.

OCEANPAL INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the year ended December 31, 2022 and for the period from inception (April 15, 2021) through December 31, 2021

(Expressed in thousands of U.S. Dollars – except for share and per share and warrants data)

										Retained
	Preferred Stock Series B		Preferred Stock Series C		Preferred Stock Series D		Common Stock		Additional	Earnings/
	# of	Par	# of	Par	# of	Par	# of	Par	Paid-in	(Accumulated	Total
	Shares	Value	Shares	Value	Shares	Value	Shares	Value	Capital	Deficit)	Equity
BALANCE, April 15, 2021	—	$—	—	$—	—	$—	500	$5	$—	$—	$—
Net income	—	$—	—	$—	—	—	—	$—	$—	$134	$134
Cancellation of common stock (Note 6(a))	—	—	—	—	—	—	(500)	(5)	—	—	—
Issuance of common stock (Note 6(a))	—	—	—	—	—	—	882,024	9	40,500	—	40,509
Issuance of Series B Preferred Stock (Note 3(c) and 6(b))	500,000	5	—	—	—	—	—	—	—	—	5
Issuance of Series C Preferred Stock (Note 3(c) and 6(e))	—	—	10,000	—	—	—	—	—	7,570	—	7,570
Dividends on Series C Preferred Stock (Note 6(e))	—	—	—	—	—	—	—	—	—	(69)	(69)
BALANCE, December 31, 2021	500,000	$5	10,000	$—	—	$—	882,024	$9	$48,070	$65	$48,149

Net loss	—	$—	—	$—	—	$—	—	$—	$—	$(326)	$(326)
Issuance of 15,571,429 units (comprising of common stock or prefunded warrants and Class A warrants) and 628,751 warrants at primary offering, net of issuance costs (Note 6(a) and 6(b))	—	—	—	—	—	—	1,307,143	13	10,682	—	10,695
Issuance of 128,142 shares of common stock and 2,430,000 Class A warrants upon exercise of underwriters' over-allotment option (Note 6(a) and 6(b))	—	—	—	—	—	—	128,142	1	897	—	898
Issuance of common stock following exercise of 4,156,000 Class A warrants and 2,500,000 prefunded warrants (Note 6(a) and 6(b))	—	—	—	—	—	—	665,600	7	3,136	—	3,143
Issuance of Series D Preferred Stock (Note 6(h))	—	—	—	—	25,000	—	—	—	17,600	—	17,600
Compensation cost on restricted stock awards (Note 6(f))	—	—	—	—	—	—	—	—	568	—	568
Dividends declared and paid ($0.5 per share of common stock and class A warrant) (Note 6(g))	—	—	—	—	—	—	—	—	(1,767)	(448)	(2,215)
Dividends declared and paid ($0.1 per share of common stock and Class A warrant) (Note 6(g))	—	—	—	—	—	—	—	—	0	(886)	(886)
Series D Preferred Stock redemption and issuance of common stock (Note 3(c) and 6(h))	—	—	—	—	(15,828)	—	7,201,087	72	62	(134)	—
Dividends declared and paid on Series D Preferred Stock (Note 6(h))	—	—	—	—	—	—	—	—	0	(117)	(117)
Dividends declared on Series C Preferred Stock (Note 6(e))	—	—	—	—	—	—	—	—	(475)	(475)	(950)
BALANCE, December 31, 2022	500,000	$5	10,000	$—	9,712	$—	10,183,996	$102	$78,773	$(2,321)	$76,559

The accompanying notes are an integral part of these consolidated financial statements.

OCEANPAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31, 2022 and for the period from inception (April 15, 2021) through December 31, 2021.

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2022	2021
Cash Flows provided by Operating Activities:
Net (loss)/income	$(326)	$134
Adjustments to reconcile net (loss)/income to net cash from operating activities:
Depreciation and amortization of deferred charges (Note 4)	4,896	354
Compensation cost on restricted stock awards (Note 6(f))	568	—
(Increase) / Decrease in:
Accounts receivable, trade, net of allowance for doubtful accounts	(3,441)	24
Due from a related party (Note 3(a) and 3(c))	65	(70)
Inventories	(148)	23
Prepaid expenses and other assets	(666)	(460)
Deferred charges	152	(152)
Increase / (Decrease) in:
Accounts payable, trade and other	18	263
Due to related parties (Note 3(a) and 3(b))	351	59
Accrued liabilities	842	312
Unearned revenue	146	228
Dry-dock costs	(944)	—
Net cash provided by Operating Activities	$1,513	$715

Cash Flows used in Investing Activities:
Payments for vessel improvements and vessel acquisitions (Note 4)	(5,094)	(42)
Net cash used in Investing Activities	$(5,094)	$(42)

Cash Flows provided by Financing Activities:
Proceeds from Spin-Off (Note 3(c))	—	1,000
Proceeds from issuance of units (comprising of common stock or prefunded warrants and warrants), issuance of common stock and warrants and exercise of warrants (Note 6(a))	16,195	—
Payments of equity issuance and financing costs	(1,835)	—
Payments of dividends on common stockholders and Class A warrant holders (Note 6(g))	(3,101)	—
Payments of dividends on Series C Preferred Stock (Note 6(e))	(780)	—
Payments of dividends on Series D Preferred Stock (Note 6(h))	(117)	—
Net cash provided by Financing Activities	$10,362	$1,000

Net increase in cash and cash equivalents	$6,781	$1,673

Cash and cash equivalents at beginning of the year/period	1,673	—
Cash and cash equivalents at end of the year/period	$8,454	$1,673
SUPPLEMENTAL CASH FLOW INFORMATION
Issuance of common stock and preferred stock in exchange for entities’ acquisition (Note 3(c))	$—	$47,084
Dividends on Series C Preferred Stock declared, not paid (Note 6(e))	$(240)	$—
Deemed dividend on Series D Preferred Stock upon redemption and issuance of common stock (Note 6(h))	$(134)	$—
Non cash consideration for vessel acquisition through the issuance of Series D Preferred Stock (Note 6(h))	$(17,600)	$—

The accompanying notes are an integral part of these consolidated financial statements.

1.Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of OceanPal Inc. (the ‘‘Company”, or “OceanPal”, or “OP”), and its wholly-owned subsidiaries (collectively, the “Company”). OP was incorporated by Diana Shipping Inc. (“Diana Shipping” or “DSI”) on April 15, 2021 under the laws of the Republic of the Marshall Islands, having a share capital of 500 shares, par value $0.01 per share, issued to DSI (Note 3 (c)). In November 2021 and December 22, 2022, the Company’s articles of incorporation and bylaws were amended. Under the amended articles of incorporation, the Company’s authorized share capital increased from 500 to 1,000,000,000 shares of common stock at par value $0.01 and 100,000,000 preferred stock at par value $0.01.

On June 24, 2021, OP filed a confidential registration statement on Form 20-F with the US Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, to effect a spin-off of three of DSI’s vessel owning subsidiaries together with working capital in exchange of common and preferred stock to DSI’s stockholders and DSI, respectively (the “Spin-Off”) (Note 3 (c)). On November 29, 2021 the registration statement was declared effective. On November 30, 2021, OP began “regular way” trading on the Nasdaq Capital Market under the ticker symbol “OP”.

Effective December 22, 2022, the Company effected a one-for-ten reverse stock split on its issued and outstanding common stock (Note 6(a)). All share and per share amounts disclosed in the accompanying consolidated financial statements give effect to this reverse stock split retroactively, for the periods presented.

The comparative consolidated financial statements have been presented for the period from inception (April 15, 2021) through December 31, 2021. They include only the accounts of OceanPal Inc. from inception date April 15, 2021 through November 29, 2021, as the accounts of the Company’s wholly-owned subsidiaries have been consolidated from November 30, 2021 (i.e. upon the Spin-Off consummation and the acquisition of the three ship-owning subsidiaries by the Company) when the operation of the Company’s vessels under OceanPal Inc.’s ownership started. Operations prior to the November 30, 2021 consisted principally of organizational expenses.

The Company is engaged in the ocean transportation of cargoes worldwide through the ownership and operation of vessels. Each of the vessels is owned through a separate wholly-owned subsidiary. As at December 31, 2022, the Company is the sole owner of all outstanding shares of the following subsidiaries:

●	Cypres Enterprises Corp., a company incorporated in the Republic of Panama on September 7, 2000, owner of the 2004 built Panamax dry bulk carrier Protefs (Note 3(c) and 4),
●	Darien Compania Armadora S.A., a company incorporated in the Republic of Panama on December 22, 1993, owner of the 2005 built Panamax dry bulk carrier Calipso (Note 3(c) and 4),
●	Marfort Navigation Company Limited, a company incorporated in the Republic of Cyprus on August 10, 2007, owner of the 2005 built Capesize dry bulk carrier Salt Lake City (Note 3 (c) and 4), and
●	Darrit Shipping Company Inc., a company incorporated in the Republic of the Marshall Islands on June 02, 2022, owner of the 2005 built Capesize dry bulk carrier Baltimore (Note 3(c) and 4).

The Company operates its own fleet through Diana Wilhelmsen Management Limited (or “DWM”) (Note 3(a)) and Steamship Shipbroking Enterprises Inc. (or “Steamship”) (Note 3(b)).

Uncertainties caused by the COVID-19 pandemic and the Russo-Ukrainian conflict: The outbreak of the COVID-19 virus has had a negative effect on the global economy and has adversely impacted the international shipping industry into which the Company operates. As of December 31, 2022, the impact of the outbreak of COVID-19 virus continues to unfold.

Additionally, the ongoing conflict between Russia and the Ukraine, since February 2022, has disrupted supply chains and caused instability in the energy markets and the global economy, which have experienced significant volatility. Several countries announced sanctions against Russia, including sanctions targeting the Russian oil sector, among those a prohibition on the import of oil and coal from Russia, and may impose wider sanctions and take other actions in the future. To date, no apparent consequences have been identified on the Company’s business, or counterparties, by COVID-19 and the conflict in Ukraine and their implications. None of the Company’s contracts have been affected by the events in Russia and Ukraine.

Given the dynamic nature of these circumstances, and as volatility continues, the full extent to which the COVID-19 global pandemic and/or the Russo-Ukrainian war may have direct or indirect impact on the industry and on the Company’s business is difficult to be predicted, whereas it is possible that in the future third parties with whom the Company has or will have contracts may be impacted by such events and sanctions. The related financial reporting implications cannot be reasonably estimated at this time, although they could materially affect the Company’s business, results of operations and financial condition in the future. As a result, many of the Company’s estimates and assumptions carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods. The overall impact on the Company’s business, and the efficacy of any measures the Company takes in response to the challenges presented by these geopolitical events, will depend on how those events will further develop, the duration and extent of the restrictive measures that are associated with such events and their impact on global economy and trade, which is still uncertain. The Company is constantly monitoring the developing situation, as well as its charterers’ and other counterparties’ response to the market and continuously evaluates the effect on its operations. Also, the Company monitors elevated inflation in the United States of America, Eurozone and other countries, including ongoing global prices pressures in the wake of the war in Ukraine, driving up energy prices, commodity prices, which continue to have a moderate effect on the Company’s operating expenses.

2. Significant Accounting Policies – Recent Accounting Pronouncements

a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of OceanPal Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation. Under Accounting Standards Codification (“ASC”) 810 “Consolidation”, the Company consolidates entities in which it has a controlling financial interest, by first considering if an entity meets the definition of a variable interest entity (“VIE”) for which the Company is deemed to be the primary beneficiary under the VIE model, or if the Company controls an entity through a majority of voting interest based on the voting interest model. The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist. For entities in which the Company has a variable interest, the Company determines if the entity is a VIE by considering whether the entity’s equity investment at risk is sufficient to finance its activities without additional subordinated financial support and whether the entity’s at-risk equity holders have the characteristics of a controlling financial interest. In performing the analysis of whether the Company is the primary beneficiary of a VIE, the Company considers whether it individually has the power to direct the activities of the VIE that most significantly affect the entity’s performance and also has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company reconsiders the initial determination of whether an entity is a VIE if certain types of events (“reconsideration events”) occur. The Company’s evaluation did not result in an identification of consolidated variable interest entities as of December 31, 2022 and 2021.

b) Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Other Comprehensive Income / (Loss): The Company has no other comprehensive income/(loss) and accordingly comprehensive income/(loss) equals net income/(loss) for the periods presented.

d) Foreign Currency Translation: The functional currency of the Company is the U.S. dollar because the Company’s vessels operate in international shipping markets, and therefore primarily transact business in U.S. dollars. The Company’s accounting records are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities which are denominated in other currencies are translated into U.S. dollars at the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of operations.

e) Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits, certificates of deposit and their equivalents with an original maturity of up to about three months to be cash equivalents.

f) Accounts Receivable, Trade: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire from lease agreements, net of allowance for doubtful accounts related to expected uncollectible accounts receivable, if any. At each balance sheet date, all potentially uncollectible accounts are assessed individually for the purpose of determining the appropriate allowance for doubtful accounts. The Company assessed its accounts receivable, trade and its credit risk relating to its charterers, following the outbreak of the COVID-19 and the Russo-Ukrainian conflict, and the effect that these could have on its accounts. Allowance for doubtful accounts related to expected uncollectible accounts receivable was established to $15 and nil as of December 31, 2022 and 2021, respectively (Note 9). The Company does not recognize interest income on trade receivables as all balances are usually settled within a year.

g) Inventories: Inventories consist of lubricants and victualling which are stated, on a consistent basis, at the lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. When evidence exists that the net realizable value of inventory is lower than its cost, the difference is recognized as a loss in earnings in the period in which it occurs. Cost is determined by the first in, first out method. Inventories may also consist of bunkers when on the balance sheet date a vessel is without employment, or remains idle. Bunkers, if any, are also stated at the lower of cost or net realizable value and cost is determined by the first in, first out method.

h) Vessels, net: Vessels are stated at cost which consists of the contract price and any material expenses incurred upon acquisition or during construction. Expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise, these amounts are charged to expense as incurred. As at balance sheet date, vessels are stated at cost less accumulated depreciation expense and impairment charge, if any. In case of vessel acquisitions, the agreed contract price of which includes non-cash consideration through issuance of equity instruments to the seller, the vessel acquisition is accounted for under the provisions of ASC 360 and the non-cash consideration is assessed through fair value measurement.

i) Impairment of Long-Lived Assets: Long-lived assets are reviewed for impairment whenever events or changes in circumstances (such as market conditions, obsolesce or damage to the asset, potential sales and other business plans) indicate that the carrying amount of an asset may not be recoverable. When the estimate of undiscounted projected net operating cash flows, expected to be generated by the use of an asset over its remaining useful life and its eventual disposition is less than its carrying amount plus unamortized dry-docking costs, the Company evaluates the asset for impairment loss. Measurement of the impairment loss is based on the fair value of the asset, determined mainly by third party valuations. The current conditions in the shipping market with decreased charter rates and decreased vessel market values are conditions that the Company considers indicators of a potential impairment.

In developing estimates of future undiscounted projected net operating cash flows, the Company makes assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to future charter rates for the unfixed days and future fleet utilization rate. Other assumptions used, are charter rates calculated for the fixed days using the fixed charter rate of each vessel from existing time charters; the expected outflows for scheduled vessels’ maintenance; vessel operating expenses; estimated remaining useful life of each vessel and the vessels’ residual value if sold for scrap. The assumptions used to develop estimates of future undiscounted projected net operating cash flows are based on historical trends as well as future expectations, employment prospects under the then current market conditions and vessels’ age. In particular, for the unfixed days, the Company uses the most recent ten-year average of historical six-months’ time charter rates available for each type of vessel over the remaining estimated life of each vessel, net of commissions. Historical ten-year blended average six-months’ time charter rates are in line with the Company’s overall chartering strategy, they reflect the full operating history of vessels of the same type and particulars with the Company’s operating fleet and they cover at least a full business cycle, where applicable. In addition, effective fleet utilization is assumed to 97% in the Company’s exercise, which is additionally affected by the period(s) each vessel is expected to undergo her scheduled maintenance, assumptions in line with the Company’s historical performance and its expectations for future fleet utilization under its fleet employment strategy. This calculation is then compared with the vessels’ net book value plus unamortized dry-docking costs. The difference between the carrying amount of the vessel plus unamortized dry-docking costs and their fair value is recognized in the Company's accounts as impairment loss. No impairment loss was identified or recorded in the year ended December 31, 2022 and for the period from inception date (April 15,2021) to December 31, 2021.

j) Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage (scrap) value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

k) Accounting for Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due. Unamortized dry-docking costs of vessels that are sold or impaired are written off and included in the calculation of the resulting gain or loss in the year of the vessel’s sale or impairment.

l) Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash, trade accounts receivable and amounts due to/from related parties. The Company places its temporary cash investments, consisting mostly of deposits, with various qualified financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk (Note 9).

m) Accounting for Revenues and Expenses: Revenues are generated from time charter agreements which contain a lease as they meet the criteria of a lease under ASC 842. Agreements with the same charterer are accounted for as separate agreements according to their specific terms and conditions. All agreements contain a minimum non-cancellable period and an extension period at the option of the charterer. Each lease term is assessed at the inception of that lease. Under a time charter agreement, the charterer pays a daily hire for the use of the vessel and reimburses the owner for hold cleanings, extra insurance premiums for navigating in restricted areas and damages caused by the charterers. The charterer pays to third parties port, canal and bunkers consumed during the term of the time charter agreement. Such costs are considered direct costs and are not recorded as they are directly paid by charterers, unless they are for the account of the owner, in which case they are included in voyage expenses. The Company incurs voyage expenses such as commissions, bunkers (fuel oil and diesel oil), and port expenses relating to owners’ matters. When a vessel is delivered to a charterer, bunkers are purchased by the charterer and sold back to the Company on the redelivery of the vessel. Bunker gain, or loss, result when a vessel is redelivered by a charterer and delivered to the next charterer at different bunker prices, or quantities. For the year ended December 31, 2022 and for the period from inception (April 15, 2021) through December 31, 2021, the Company incurred loss and gain on bunkers amounting to $1,949 and $63, respectively, resulting mainly from the difference in the value of bunkers paid by the Company when the vessel is redelivered to the Company from the charterer under the vessel’s previous time charter agreement and the value of bunkers sold by the Company when the vessel is delivered to a new charterer. This gain or loss is included in “Voyage expenses” in the accompanying consolidated statements of operations. Under a time charter agreement, the owner pays for the operation and the maintenance of the vessel, including crew, insurance, spares and repairs, which are recognized in operating expenses. Revenues from time charter agreements providing for variable lease payments are accounted for as operating leases and thus recognized on a straight-line basis over the non-cancellable rental periods of such agreements, as service is performed. The Company, as lessor, has elected to apply the practical expedient not to allocate the consideration in the agreement to the separate lease and non-lease components (operation and maintenance of the vessel) as their timing and pattern of transfer to the charterer, as the lessee, are the same and the lease component, if accounted for separately, would be classified as an operating lease, as the criteria of the paragraphs ASC 842-10-15-42A through 42B are met. Additionally, the lease component is considered the predominant component as the Company has assessed that more value is ascribed to the vessel rather than to the services provided under the time charter contracts. Also, the Company elected to apply a package of practical expedients which does not require the Company, as a lessor, to reassess: (1) whether any expired or existing contracts are or contain leases; (2) lease classification for any expired or existing leases; and (3) whether initial direct costs for any expired or existing leases would qualify for capitalization under ASC 842. Apart from the agreed hire rate, the owner may be entitled to an additional income, such as ballast bonus, which is considered as reimbursement of owner's expenses and is recognized together with the lease component over the duration of the charter. The Company has made an accounting policy election to recognize the related ballast costs incurred, mainly consisting of bunkers’ consumption, over the period between the charter party date or the prior redelivery date (whichever is latest) and the delivery date to the charterer, as contract fulfillment costs in accordance with ASC 340-40, and amortize them over the charter period. Commissions paid to brokers are deferred and amortized over the related charter period to the extent revenue has been deferred, since commissions are earned as the Company’s revenues are earned. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met. The majority of the vessels are employed on short to medium-term time charter contracts, which provides flexibility in responding to market developments. The Company monitors developments in the dry bulk shipping industry on a regular basis and adjusts the charter hire periods for the vessels according to prevailing market conditions.

n) Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the year incurred. Such costs are included in “Vessel operating expenses” in the accompanying consolidated statements of operations.

o) Earnings / (loss) per Common Share: Basic earnings / (loss) per common share are computed by dividing net income / (loss) available to common stockholders by the weighted average number of common shares outstanding during the year. Unvested preferred shares granted under the Company’s incentive plan, or else, and Class A warrants are entitled to receive dividends which are not refundable, and therefore are considered participating securities for basic earnings per share calculation purposes, using the two-class method. The two-class method is an earnings allocation method under which EPS is calculated for each class of common stock and participating security considering both dividends declared (or accumulated) and participation rights in undistributed earnings as if all such earnings had been distributed during the period. Under this method, net income is reduced by the amount of dividends declared or accumulated in the current period for common stockholders and participating security holders. The remaining earnings or “undistributed earnings” are allocated between common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. Once calculated, the earnings / (loss) per common share is computed by dividing the net income /(loss) attributable to common stockholders by the weighted average number of common shares outstanding during each year presented. Diluted earnings / (loss) per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted at the beginning of the periods presented, or issuance date, if later. Diluted earnings / (loss) attributable to common stockholders per common share is computed by dividing the net income / (loss) attributable to common stockholders by the weighted average number of common shares outstanding plus the dilutive effect of warrants and shares issued and outstanding under the Company’s incentive plan during the applicable periods and the dilutive effect of convertible securities during the applicable periods as well. The treasury stock method is used to compute the dilutive effect of warrants and shares issued under the Company’s incentive plan. The if converted method is used to compute the dilutive effect of shares which could be issued upon conversion of the convertible preferred stock. The two-class method is used for diluted earnings / (loss) per common share when such is the most dilutive method, considering anti – dilution sequencing as per ASC 260. For purposes of the if converted calculation, the conversion price of convertible preferred stock is based on the fixed conversion price or on the average market price when the number of shares that may be issued is variable. Potential common shares that have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share.

p) Segmental Reporting: The Company engages in the operation of dry-bulk vessels which has been identified as one reportable segment. The operation of the vessels is the main source of revenue generation, the services provided by the vessels are similar and they all operate under the same economic environment. Additionally, the vessels do not operate in specific geographic areas, as they trade worldwide; they do not trade in specific trade routes, as their trading (route and cargo) is dictated by the charterers; and the Company does not evaluate the operating results for each type of dry bulk vessel (i.e. Panamax or Capesize) for the purpose of making decisions about allocating resources and assessing performance.

q) Fair Value Measurements: The Company follows the provisions of ASC 820 "Fair Value Measurements and Disclosures", which defines fair value and provides guidance for using fair value to measure assets, liabilities and equity instruments classified in stockholders’ equity. The guidance creates a fair value hierarchy of measurement and describes fair value as the price that would be received to sell an asset or paid to transfer a liability or the consideration to transfer equity interests issued in an orderly transaction between market participants in the market in which the reporting entity transacts. The fair value measurement assumes that an instrument classified in stockholders’ equity is transferred to a market participant at the measurement date. The transfer of an instrument classified in stockholders’ equity assumes that the instrument would remain outstanding, and the market participant takes on the rights and responsibilities associated with the instrument. In accordance with the requirements of accounting guidance relating to Fair Value Measurements, the Company classifies and discloses its assets, liabilities and equity instruments classified in stockholders’ equity carried at the fair value in one of the following categories: Level 1: Quoted market prices in active markets for identical assets or liabilities or equity instruments; Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data; Level 3: Unobservable inputs that are not corroborated by market data.

r) Share Based Payments: The Company issues restricted share awards which are measured at their grant date fair value and are not subsequently re-measured. That cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Forfeitures of awards are accounted for when and if they occur. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

s)Going concern: The Company follows the provisions of ASC 205-40 “Presentation of financial statements – Going Concern”, which provides guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and on related required footnote disclosures. Management evaluates, at each reporting period, whether there are conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year from the date the financial statements are issued.

t) Financial Instruments, credit losses: At each reporting date, the Company evaluates its financial assets individually for credit losses and presents such assets in the net amount expected to be collected on such financial asset. When financial assets present similar risk characteristics, these are evaluated on a collective basis. When developing an estimate of expected credit losses the Company considers available information relevant to assessing the collectability of cash flows such as internal information, past events, current conditions and reasonable and supportable forecasts. No provision for credit losses were recorded in 2022 and 2021.

u) Evaluation of Nonmonetary Transactions: When the Company enters into a nonmonetary transaction as defined broadly under ASC 845, it determines whether the transaction is a contribution of an asset or a business by assessing the definition of a business under ASC 805 and whether the transaction is pro-rata. A transaction is considered pro rata if each owner receives an ownership interest in the transferee in proportion to its existing ownership interest in the transferor (even if the transferor retains an ownership interest in the transferee). In accordance with FASB Topic 805 Business Combinations: Clarifying the Definition of a Business, if substantially all of the fair value of the gross assets acquired are concentrated in a single identifiable asset or group of similar identifiable assets, then the set is not a business. To be considered a business, a set must include an input and a substantive process that together significantly contributes to the ability to create an output. All assets contributed under nonmonetary transactions that do not meet the definition of a business, are measured at their fair values on the transaction date in accordance with ASC 845, if the fair value is objectively measurable and clearly realizable in an outright sale at or near the distribution.

v) Distinguishing liabilities from equity: The Company follows the provisions of ASC 480 “Distinguishing liabilities from equity” to determine the classification of certain freestanding financial instruments as either liabilities or equity. i) The Company in its assessment for the accounting of the Series C and Series D preferred stock (Note 6(e) and 6(h)), has taken into consideration ASC 480 “Distinguishing liabilities from equity” and determined that the preferred shares should be classified as permanent equity instead of liability or temporary equity. In its assessment, the Company analyzed key features of the Series C and Series D preferred stock to determine whether they are more akin to equity or to debt, examined whether embedded features identified fall under the definition of a derivative according to the provisions of ASC 815 or whether those features require bifurcation (other than those with de minimis value) or affect classification in permanent equity. The Company evaluated the conversion rights of holders of Series C and Series D Preferred Stock in variable number of common shares as redemption features, in accordance with the applicable accounting standard. ii) The Company in its assessment for the accounting of the Class A and the prefunded warrants issued in connection with the underwritten public offering that closed within January 2022 (Note 6(a) and 6(b)), has taken into consideration ASC 480 “Distinguishing liabilities from equity” and determined that the aforementioned warrants are out of the scope of ASC 480. The Company further analyzed key features of the warrants and determined that classification in permanent equity is appropriate, and no features required bifurcation (other than those with de minimis value). In its assessment, the Company examined whether certain features identified fall under the definition of a derivative according to the provisions of ASC 815 or whether those features require bifurcation (other than those with de minimis value) or affect the classification in permanent equity. Upon exercise of the warrants, the holder is entitled to receive common shares.

w) Redemption of Shares of Convertible Preferred Stock for issuance of Shares of Common Stock: In case of conversion of preferred stock to common stock, with the conversion feature assessed by the Company at first as per ASC 480-10-25-14 and then determined as requiring evaluation as a redemption feature (Note 2(v)), the Company considers  as applicable the redemption accounting. A redemption of preferred stock according to its original terms may be paid using cash, other instruments issued by the issuer or other assets (individually and collectively, the consideration) and may include a premium or discount. As per ASC 260-10-S99-2 a premium paid on redemption represents a return similar to a dividend to the preferred holder. In particular, when the Company determines that on the redemption date there is a difference in the carrying value of the preferred stock, as compared to the fair value of the common shares issued, that value represents a dividend to the preferred holders, which should be deducted from (if a premium) or added to (if a discount) the net income/(loss) to arrive at the net income/(loss) available to common stockholders (Note 6(h) and 7).

x) Offering Expenses: Expenses directly attributable to an equity offering are deferred and set off against the proceeds of the offering within additional paid-in capital, unless the offering is aborted, in which case they are written-off and charged to net income/(loss). Deferred offering expenses in relation to ongoing offerings not materialized as at December 31, 2022 and 2021, amounted to $376 and $152, respectively, and are presented in “Deferred charges, net” in the accompanying consolidated balance sheets.

New Accounting Pronouncements - Not Yet Adopted

There are no recent accounting pronouncements, the adoption of which is expected to have a material impact on the Company’s consolidated financial statements and related disclosures in the current or any future periods.

3.Transactions with related parties

a) Diana Wilhelmsen Management Limited, or DWM: On November 29, 2021, the Company appointed DWM to provide management services to the vessels of the Company’s fleet pursuant to a management agreement, under which each of the vessel-owning subsidiaries pays, for each vessel, an aggregate of 1.25% on hire and on freight of the vessel’s gross income per month, plus either (i) $20,000 for each month that the vessel is employed or available for employment or (ii) $10,000 per month for each month that the vessel is laid-up and not available for employment for at least 15 calendar days of such month. Under the addenda on the management agreements, dated on March 1, 2022, the fixed monthly management fee was amended to (i) $18,500 for each month that the vessel is employed or available for employment or (ii) $9,250 per month for each month that the vessel is laid-up and not available for employment for at least 15 calendar days of such month. The management agreements, as amended, may be terminated by either party on three months’ prior written notice. DWM is deemed a related party to the Company on the basis that, members of the Company’s management and board of directors also act as board of directors’ members at DWM. Management fees paid to DWM for the year ended December 31, 2022 and for the period from inception (April 15, 2021) through December 31, 2021, amounted to $974 and $79, respectively. Of the management fees paid to DWM for the year ended December 31, 2022 and for the period from inception (April 15, 2021) through December 31, 2021, $737 and $62, respectively, are included in “Management fees to related parties” in the accompanying consolidated statements of operations. Of the management fees paid to DWM for the year ended December 31, 2022 and for the period from inception (April 15, 2021) through December 31, 2021, $237 and $17, respectively, are included in “Voyage expenses”, in the accompanying consolidated statements of operations. As at December 31, 2022 and 2021 there was an amount of $5 due from and $6 due to DWM, respectively, included in “Due from a related party” and “Due to related parties” in the accompanying consolidated balance sheets.

b) Steamship Shipbroking Enterprises Inc. or Steamship: On November 29, 2021, the Company appointed Steamship to provide insurance, administrative and brokerage services pursuant to a management agreement for insurance-related services, an administrative services agreement, and a brokerage services agreement. Under each vessel-owning subsidiary’s management agreement for insurance-related services with Steamship, the vessel-owning subsidiary pays Steamship a fixed fee of either (i) $500 per month for each month that the vessel is employed or is available for employment or (ii) $250 per month for each month that the vessel is laid-up and not available for employment for at least 15 calendar days of such month. These management agreements may be terminated by either party on three months’ prior written notice. Under the administrative services agreement entered between the Company and Steamship, the Company pays Steamship a monthly fee of $10,000. This agreement may be terminated by either party on 30 days’ prior written notice. Under the brokerage services agreement, the Company pays Steamship a fixed monthly fee of $95,000, plus 2.5% on the hire agreed per charter party for each vessel plus commission on the sale of vessels. This agreement may be terminated by either party at any time by prior written notice. Steamship is deemed a related party to the Company on the basis that, members of the Company’s management and board of directors also act as board of directors’ members at Steamship. For the year ended December 31, 2022 and for the period from inception (April 15, 2021) through December 31, 2021, insurance and administrative management fees amounted to $141 and $12, respectively, and are included in “Management fees to related parties” in the accompanying consolidated statements of operations. For the year ended December 31, 2022 and for the period from inception (April 15, 2021) through December 31, 2021, brokerage fees amounted to $1,614 and $178, respectively. Of the brokerage fees paid to Steamship for the year ended December 31, 2022 and for the period from inception (April 15, 2021) through December 31, 2021, $1,140 and $145 are included in “General and administrative expenses” in the accompanying consolidated statements of operations. Of the brokerage fees paid to Steamship for the year ended December 31, 2022 and for the period from inception (April 15, 2021) through December 31, 2021, $474 and $33 are included in “Voyage Expenses” in the accompanying consolidated statements of operations. For the year ended December 31, 2022 and for the period from inception (April 15, 2021) through December 31, 2021, accrued bonuses of $185 and $nil are included in “General and administrative expenses” in the accompanying consolidated statements of operations (Note 10 (g)). As of December 31, 2022 and 2021, there was an amount of $410 and $33, respectively, due to Steamship, included in “Due to related parties” in the accompanying consolidated balance sheets, regarding outstanding fees for the services provided under the agreements discussed above and also resulting from amounts paid by Steamship on behalf of OceanPal (Note 10 (h)).

c) Diana Shipping Inc., or DSI: Spin-Off: On November 29, 2021, the Company completed its Spin-Off from DSI. In connection with the Spin-Off, DSI contributed to the Company the three vessel-owning subsidiaries discussed in Note 1 above, together with $1,000 in working capital, whereas as of the same date, stockholders of DSI received one of the Company’s common shares for every one hundred shares of DSI’s common stock owned at the close of business on November 3, 2021 (i.e., 882,024 shares). DSI also received 500,000 of the Company’s Series B Preferred Stock (the “Series B Preferred Stock”) and 10,000 of the Company’s Series C Convertible Preferred Stock (the “Series C Preferred Stock”) (Note 6(b) and 6(e)). DSI did not distribute the Series B Preferred Stock or the Series C Preferred Stock to its stockholders in connection with the Spin-Off, and the Series B and Series C Preferred Stock are non-transferable. The transaction was approved unanimously by the Board of Directors of the Company.

Pursuant to the Contribution and Conveyance agreement dated on November 8, 2021, as amended and restated on November 17, 2021, entered between the Company and DSI, DSI has indemnified the Company and the three vessel-owning subsidiaries discussed in Note 1 above, for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the Company’s vessels prior to the effective date of the Spin-Off (November 29, 2021). Additionally, pursuant to a Right of First Refusal agreement entered with DSI, dated November 8, 2021, the Company has been granted a right of first refusal over six identified drybulk carriers owned by DSI, effective as of the consummation of the Spin-Off. According to this right of first refusal, the Company has been granted the right, but not the obligation, to purchase one or all of the six identified vessels when and if DSI determines to sell the vessels at fair market value at the time of sale. As at December 31, 2022, five of the six identified vessels from Diana Shipping were available for purchase by the Company (Note 4 and 10(d)).

Furthermore, the Company as of November 2, 2021, has entered into a Non-Competition agreement with DSI pursuant to which DSI has agreed not to compete with the Company for vessel acquisition or chartering opportunities to the extent that such acquisition or chartering opportunities are suitable for the Company or one of the Company’s vessels.

The Spin-Off was accounted for at fair values. The aggregate fair value of $46,040 of the three vessels contributed to the Company on November 29, 2021, was determined through Level 2 inputs of the fair value hierarchy by taking into consideration third party valuations which were based on the last done deals of sale of vessels with similar characteristics, such as type, size and age at the specific dates (Note 4 and 9). The fair value of other assets contributed to the Company, mainly comprising lubricating oils and bunkers, amounting to $1,044 in aggregate, approximated their respective carrying value. Series B Preferred Stock, which has no economic interest, is recorded at par, amounting to $5 and Series C Preferred Stock has been recorded at a fair value of $7,570 determined through Level 2 inputs of the fair value hierarchy based on valuation obtained by an independent third party for the purposes of the Spin-Off (Note 6(d),6(e) and 9).

Acquisition of M/V Baltimore: Pursuant to the right of first refusal mentioned above, the Company, through its’ new wholly-owned subsidiary, Darrit Shipping Company Inc., entered on June 13, 2022 into a Memorandum of Agreement with DSI, as amended, to acquire the Capesize M/V Baltimore for a purchase price of $22,000. Of the total purchase price, 20%, or $4,400, was paid in cash upon signing of the Memorandum of Agreement, and the remaining amount of $17,600 was paid upon delivery of the vessel to the Company, in the form of 25,000 shares of the Company’s Series D Preferred Stock (Note 4 and Note 6(h)). The vessel cost was accounted for at $22,000, pursuant to the provisions of ASC 360, being the fair value of the consideration, including the fair value of the non-cash consideration. (Series D Preferred Stock has been recorded at a fair value of $17,600 determined through Level 2 inputs of the fair value hierarchy based on valuation obtained by an independent third party for the purposes of the transaction (Note 6(h) and 9)).

Stock Dividend: DSI declared a special stock dividend to all of its stockholders of record as of November 28, 2022, of all of the Company’s shares of Series D Preferred Stock held by DSI at that time. The dividend was paid on December 15, 2022 (the “Stock Dividend”). DSI offered to convert the shares of the Company’s Series D Preferred Stock into the Company’s shares of common stock on the Stock Dividend payment date and distributed the Company’s shares of common stock to each of its common stockholders. DSI common stockholders, in their sole discretion, were given the opportunity to opt out, in whole but not in part, of the conversion of the shares of Series D Preferred Stock into the Company’s shares of common stock and instead receive shares of Series D Preferred Stock in connection with the Stock Dividend. DSI’s stockholders electing to receive shares of the Company’s Series D Preferred Stock by opting out of the automatic conversion received a number of shares of Series D Preferred Stock equal to such common stockholder’s pro-rata portion of all the shares of the Company’s Series D Preferred Stock, rounded down to the nearest whole number. Any fractional shares of the Series D Preferred Stock that would otherwise be distributed were converted into shares of common stock of the Company at the applicable conversion rate and sold, and the net proceeds therefrom were delivered to such common stockholder. DSI’s common stockholders receiving shares of common stock of the Company received the pro-rata number of shares of common stock of the Company to which they were entitled following conversion, rounded down to the nearest whole number, and any fractional shares were aggregated and sold and the net proceeds thereof were delivered to DSI’s common stockholders. All of the fractional share calculations and the payment of cash in lieu thereof were determined at the stockholder nominee level.

As a result of the DSI Stock Dividend, 15,828 shares of Series D Preferred Stock of the Company, were redeemed through the issuance of 7,201,087 of the Company’s shares of common stock, and 9,172 shares of the Company’s Series D Preferred Stock were distributed to DSI stockholders (Note 6(a) and 6(h)).

As of December 31, 2022, there was no amount due to or from DSI. As of December 31, 2021, there was an amount of $70 due from DSI, included in “Due from a related party” in the accompanying consolidated balance sheets, resulting from amounts paid or received by DSI on behalf of OceanPal up to the date of the Spin-Off (Note 10(d)).

4.Vessels, net

Vessel Acquisition

On June 13, 2022, the Company signed, through its wholly-owned subsidiary Darrit Shipping Company Inc., a Memorandum of Agreement, as amended, to acquire from DSI, a Capesize dry bulk vessel, the m/v Baltimore, for a purchase price of $22,000. Of the total purchase price, 20%, or $4,400, was paid in cash upon signing of the Memorandum of Agreement, and the remaining amount of $17,600 was paid upon delivery of the vessel to the Company, in the form of 25,000 shares of the Company’s Series D Preferred Stock (Note 3(c) and Note 6(h)). The vessel was delivered to the Company on September 20, 2022. The purchase of this vessel was made pursuant to the Company’s exercise of a right of first refusal granted to the Company by DSI based on an agreement dated November 8, 2021 (Note 3(c)). The acquisition of the vessel was approved by a committee of independent members of the Company’s Board of Directors (Note 10(d)).

Vessels’ contribution

On November 29, 2021, entities Cypres Enterprises Corp., Darien Compania Armadora S.A., and Marfort Navigation Company Limited, whose substantially all assets were vessels Protefs, Calipso and Salt Lake City, respectively, were contributed to the Company by DSI in connection with the Spin-Off (Note 3(c)).

Vessel improvements

Vessel improvements mainly relate to the implementation of ballast water treatment system and other works necessary for the vessels to comply with new regulations and be able to navigate to additional ports.

The amounts reflected in “Vessels, net” in the accompanying consolidated balance sheets are analyzed as follows:

		Accumulated
	Vessel Cost	Depreciation	Net Book Value
- Vessels contributed by DSI	46,040	—	46,040
- Additions and improvements	42	—	42
- Depreciation for the period	—	(354)	(354)
Balance, December 31, 2021	$46,082	$(354)	$45,728
-Vessel acquisitions	22,000	—	22,000
-Additions for improvements	694	—	694
- Depreciation for the year	—	(4,750)	(4,750)
Balance, December 31, 2022	$68,776	$(5,104)	$63,672

5. Commitments and Contingencies

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
b)As at December 31, 2022, the Company’s vessels were fixed under time charter agreements, considered as operating leases accounted for as per ASC 842 requirements. The minimum contractual gross charter revenues expected to be generated from fixed and non-cancelable time charter contracts existing as at December 31, 2022 and until their expiration falling within 2023 is estimated at $1,597.

6. Capital Stock and Changes in Capital Accounts

(a)Common Stock As at April 15, 2021, the date of Company’s incorporation, the Company’s authorized share capital was 500 shares of common stock, par value $0.01 per share, issued to DSI. On November 29, 2021, the Company’s articles of incorporation were amended and restated. Under the Company’s amended and restated articles of incorporation, the Company’s authorized common stock consists of 1,000,000,000 shares of common stock, par value $0.01 per share, of which 882,024 shares were issued and outstanding on November 29, 2021, immediately upon the Spin-Off consummation (Note 3(c)) and remained issued and outstanding as at December 31,2021 (all shares of common stock in registered form). As at December 31, 2022, following the events described in Note 6 below, 10,183,996 shares of common stock were issued and outstanding (all shares of common stock in registered form).
i)	Receipt of Nasdaq Notice – one-for-ten Reverse Stock Split: On March 8, 2022, the Company received a written notification from Nasdaq indicating that because the closing bid price of the Company’s common shares for 30 consecutive business days, i.e. from January 21, 2022 to March 7, 2022, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the original applicable grace period to regain compliance was 180 days, or until September 5, 2022. On September 6, 2022, the Company was granted an additional 180-day period from the Nasdaq Stock Market, through March 6, 2023, to regain compliance with the $1.00 minimum bid price requirement for continued listing on the Nasdaq Capital Market. Effective December 22, 2022, the Company effected a one-for-ten reverse stock split on its issued and outstanding common stock. The Company’s common stock began trading on a split-adjusted basis on the NASDAQ Capital Market at the opening of trading on December 22, 2022. As a result of this reverse stock split, there was no change in the number of the Company’s authorized shares or the par value of the Company’s common stock. The one-for ten ratio was approved by the Company’s Board on December 19, 2022. In particular, at the Company’s 2022 Annual Meeting of Stockholders held on April 5, 2022, it was approved by the Company’s stockholders that, subject to approval and implementation by the Company’s board of directors, the Company may effect one or more reverse stock splits on its issued shares of common stock, each at a ratio of not less than one-for-two and not more than one-for-10 and in the aggregate at a ratio of not more than one-for-40 (i.e. together with the reverse stock split effective December 22, 2022). The Company can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period. During this time, the Company’s common stock will continue to be listed and trade on the Nasdaq (Note 10(a)).
ii)	Underwritten Public Offering: On January 12, 2022, the Company filed with the SEC a registration statement on Form F-1, which was declared effective on January 20, 2022. On January 25, 2022, the Company closed an underwritten public offering of 15,571,429 units at a price of $0.77 per unit, ten units consisting of one share of the Company’s common stock (or ten prefunded warrants in lieu of one share of the Company’s common stock) and ten Class A warrants to purchase one common share of the Company’s common stock and was immediately separated upon issuance (the “January 2022 offering”). In particular, upon the closing of the offering, 1,307,143 shares of common stock, 2,500,000 prefunded warrants to purchase 250,000 shares of common stock, and 15,571,429 Class A warrants to purchase 1,557,143 shares of common stock were sold.

In addition, the Company had previously agreed with certain of its’ executive officers and significant stockholders (the “selling stockholders”) to register their resale of shares for common stock, whereas an aggregate of 177,715 shares of common stock of certain of the selling stockholders were registered in connection with the January 2022 offering. As such, certain selling stockholders sold an aggregate of 62,857 shares of common stock in the primary offering. Each of the 62,857 shares of common stock sold by the selling stockholders on the primary offering was delivered to the underwriters with ten additional Class A warrants to purchase one share of common stock (sold by the Company), on a firm commitment basis. In addition, the underwriter for the offering fully-exercised its option to purchase an additional 114,858 common shares sold from the selling stockholders and 128,142 common shares along with 2,430,000 Class A warrants to purchase 243,000 shares of common stock sold from the Company (Note 6(b)). Each of the 114,858 shares of common stock sold by the selling stockholders upon exercise of the underwriters’ over-allotment option, was sold with ten Class A warrants (sold by the Company) to purchase one share of common stock, on a firm commitment basis. The Company did not receive any of the proceeds from the sale of common shares by the selling stockholders and only received the proceeds for the Class A warrants sold together with the selling stockholders’ shares of common stock (i.e. Class A warrants to purchase 177,715 shares of common stock in aggregate). The net proceeds received during 2022, under the Underwritten Public Offering, including the exercise of Class A and prefunded warrants discussed in Note 6(b) below and after deducting underwriting commissions and offering expenses paid by the Company, amounted to $14,736. The Company has recorded the excess of the proceeds received over the par value of common stock to additional paid in capital.

(b)Warrants: In connection with the January 2022 offering, all prefunded warrants (i.e. 2,500,000) and 4,156,000 Class A warrants have been exercised to an aggregate of 665,600 shares of common stock within 2022, and as at December 31, 2022, 14,474,000 Class A warrants to purchase 1,447,400 shares of common stock remain available for exercise at an exercise price of $7.70 per share. The Class A warrants were immediately exercisable and expire in five years from issuance, i.e. in January 2027. The Company may at any time during the term of its Class A warrants reduce the then current exercise price of each warrant to any amount and for any period of time deemed appropriate by the board of directors of the Company, subject to terms disclosed in the warrants’ agreements. The Class A warrants also contain a cashless exercise provision, whereby if at the time of exercise, there is no effective registration statement, then the Class A warrants can be exercised by means of a cashless exercise as disclosed in the warrants’ agreements. All Class A warrants are classified in equity, according to the Company’s accounting policy (Note 2(v)). Based on the terms of the Class A warrants’ agreement, each holder of the Class A warrants is, at any time after the issuance of the warrants, entitled to participate in distribution of dividends by the Company, if and when declared, to the same extent that the holder would participate for each common share that such holder would be entitled to receive upon complete exercise of their Class A warrants (Note 6(g) and 7).
(c)Preferred Stock:  Under the Company’s amended and restated articles of incorporation, authorized preferred stock consists of 100,000,000 shares of preferred stock, par value $0.01 per share, of which (i) 1,000,000 shares are designated as Series A Participating Preferred Stock, none of which was issued and outstanding as of November 29, 2021, (ii) 500,000 shares are designated Series B Preferred Stock, all of which were issued and outstanding as of November 29, 2021, and (iii) 10,000 shares are designated Series C Preferred Stock, all of which were issued and outstanding as of November 29, 2021. All of the Company’s shares of preferred stock are in registered form. As at December 31, 2022 and 2021, the Company’s authorized preferred stock consists of 100,000,000 shares of preferred stock, par value $0.01 per share, of which 1,000,000 and 1,000,000, respectively, are designated as Series A Participating Preferred Stock, 500,000 and 500,000, respectively, are designated as Series B Preferred Stock, 20,000 and 10,000, respectively, are designated as Series C Preferred Stock, and 25,000 and none, respectively, are designated as Series D Preferred Stock (Notes 3(c), 6(d), 6(e) and 6(h)). As of December 31, 2022, 1,982 shares of Series C Preferred Stock have been granted (but not yet issued) under the Company’s 2021 Equity Incentive Plan (Note 6(f)). As of December 31, 2022 and 2021, there is no Series A Participating Preferred Stock issued and outstanding.
(d)Series B Preferred Stock:  As at December 31, 2022 and 2021, the Company had 500,000 Series B Preferred Stock issued and outstanding with par value $0.01 per share, issued to DSI. The Series B Preferred Stock votes with the common shares of the Company, and each share of Series B Preferred Stock entitles the holder thereof to 2,000 votes on all matters on which the Company’s stockholders are entitled to vote of up to 34% of the total number of votes entitled to be cast for all matters for which the Company’s stockholders are entitled to vote on, but with no economic rights. To the extent the aggregate voting power of any holder of Series B Preferred Stock, together with any affiliate of such holder, would exceed 49% of the total number of votes that may be cast on any matter submitted to a vote of the Company’s stockholders, the number of votes of the Series B Preferred Stock shall be automatically reduced so that such holder’s aggregate voting power, together with any affiliate of such holder, is not more than 49%. Furthermore, the Series B Preferred Stock has no dividend, distribution or liquidation rights and cannot be transferred without the consent of the Company except to the holder’s affiliates or successors.
(e)Series C Preferred Stock:  As at December 31, 2022 and 2021, the Company had 10,000 shares of Series C Preferred Stock issued and outstanding with par value $0.01 per share, while as at December 31, 2022, additional 1,982 shares of Series C Preferred Stock have been granted (but not yet issued) under the Company’s amended and restated 2021 Equity Incentive Plan (Note 6(f)), at a stated value of $1,000 per share with liquidation preference at $1,000 (i.e. aggregate liquidation preference of $10,000 for the Series C Preferred Stock issued). The 10,000 Series C Preferred Stock issued and outstanding as at December 31, 2022 has been recorded at inception at a fair value of $7,570 determined through Level 2 inputs of the fair value hierarchy based on valuation obtained by an independent third party for the purposes of the Spin-Off (Note 3(c) and 9).

The Series C Preferred Stock has no voting rights except (1) in respect of amendments to the articles of incorporation which would adversely alter the preferences, powers or rights of the Series C Preferred Stock or (2) in the event that the Company proposes to issue any parity stock if the cumulative dividends payable on outstanding Series C Preferred Stock are in arrears or any senior stock. Also, holders of Series C Preferred Stock, rank prior to (i) the holders of common shares, (ii) if issued, any Series A Participating Preferred Stock, and any Series B Preferred Stock and (iii) any other class or series of capital stock established after their original issuance date (i.e. November 29, 2021) with respect to dividends, distributions and payments upon liquidation. The Series C Preferred Stock has a cumulative preferred dividend accruing from the date of original issuance which is payable on the 15th day of January, April, July and October of each year at the dividend rate of 8.0% per annum, and is convertible into common shares at the holders’ option commencing upon the first anniversary of the original issuance date, at a conversion price equal to the lesser of $65.00 (subject to change under anti-dilution provisions) and the 10-trading day trailing VWAP of the common shares, or at any time after the issuance date (i.e. November 29, 2021) in case of any fundamental change (i.e. liquidation, change of control, dissolution or winding up of the affairs of the Company). Series C Preferred Stock is also optionally redeemable at the holder’s option in case of fundamental change, if the holder does not exercise its conversion right discussed above, and optionally redeemable at the option of the holder in case of certain corporate events as defined in the statement of designation of the Series C Preferred Stock. The holder however, is prohibited from converting the Series C Preferred Stock into common shares to the extent that, as a result of such conversion, the holder (together with its affiliates) would beneficially own more than 49% of the total outstanding common shares of the Company.

Series C Preferred Stock is not mandatorily redeemable or does not meet any other criteria under ASC 480 to be classified as liability, and under the Company’s assessment is classified in permanent equity, according to the Company’s accounting policy (Note 2(v)). In particular, the Company assessed that certain of the aforementioned features requiring bifurcation under ASC 815 had de minimis value at inception and in each measurement date, while others were clearly and closely related to the host instrument thus no bifurcation was required or falling under the scope exceptions from derivative accounting.

For the year ended December 31, 2022, dividends declared and dividends paid, at $20.0 per share, on Series C Preferred Stock amounted to $950 and $780, respectively (Note 7 and 10(d)). For the period from inception (April 15, 2021) through December 31, 2021 dividends on Series C Preferred Stock amounted to $69, not paid as at December 31, 2021 (Note 7).

(f)Equity Incentive Plan: On March 23, 2022, the Company’s 2021 Equity Incentive Plan was amended and restated to, among other things, permit grants of Series C Preferred Stock thereunder, in an aggregate amount of up to 10,000 shares. On April 15, 2022, the Company’s Board of Directors approved the award and grant of 1,982 shares of Series C Preferred Stock to executive management and non-executive directors, pursuant to the Company’s amended and restated plan, for a fair value of $1,590, to vest over a service period of two years. The fair value of the Series C Preferred Stock awarded, was determined through Level 2 inputs of the fair value hierarchy based on valuation obtained by an independent third party for the purposes of the transaction (Note 9). As at December 31, 2022, 10,000 shares of Series C Preferred Stock remained reserved for issuance according to the Company’s incentive plan. For the year ended December 31, 2022 and for the period from inception (April 15, 2021) through December 31, 2021, compensation cost on restricted stock amounted to $568 and nil, respectively, and is included in “General and administrative expenses” in the accompanying consolidated statements of operations. At December 31, 2022, the total unrecognized compensation cost relating to restricted share awards was $1,022. As at December 31, 2022, the period over which the total compensation cost related to non-vested restricted stock, is expected to be recognized, is 1.29 years. The Company assessed this Series C Preferred stock and its features in a similar manner as described in Note 6(e) above and concluded that it should be classified in permanent equity and no embedded derivative required bifurcation or was assessed a value other than de minimis.
(g)Dividend to common stock and Class A warrants’ holders: On March 18, 2022, the Company’s Board of Directors declared a cash dividend of $0.5 per share for the fourth quarter ended December 31, 2021, to its’ common stockholders of record as of April 1, 2022. The Company had 2,982,909 shares of common stock issued and outstanding on the record date (April 1, 2022). Holders of the Company’s Class A warrants as of April 1, 2022 received a cash payment in the amount of $0.5 for each common share that such holder would be entitled to receive upon exercise of their Class A warrants. As of record date April 1, 2022, there were Class A warrants exercisable for an aggregate of 1,447,400 common shares. On April 11 and 13, 2022, the Company paid a dividend of $1,491 on common stock and of $724 on Class A warrants holders of record April 1, 2022, amounting to $2,215 in aggregate.

On May 30, 2022, the Company’s Board of Directors declared a cash dividend of $0.1 per share for the first quarter ended March 31, 2022, to its’ common stockholders of record as of June 14, 2022. The Company had 2,982,909 shares of common stock issued and outstanding on the record date (June 14, 2022). Holders of the Company’s Class A warrants as of June 14, 2022 received a cash payment in the amount of $0.1 for each common share that such holder would be entitled to receive upon exercise of their Class A warrants. As of record date June 14, 2022, there were Class A warrants exercisable for an aggregate of 1,447,400 common shares. On June 21, 2022, the Company paid a dividend of $299 on common stock and of $144 on Class A warrants holders of record June 14, 2022, amounting to $443 in aggregate.

On July 27, 2022, the Company’s Board of Directors declared a cash dividend of $0.1 per share for the second quarter ended June 30, 2022, to its’ common stockholders of record as of August 12, 2022. The Company had 2,982,909 shares of common stock issued and outstanding on the record date (August 12, 2022). Holders of the Company’s Class A warrants as of August 12, 2022 received a cash payment in the amount of $0.1 for each common share that such holder would be entitled to receive upon exercise of their Class A warrants. As of record date August 12, 2022, there were Class A warrants exercisable for an aggregate of 1,447,400 common shares. On August 31, 2022, the Company paid a dividend of $299 on common stock and of $144 on Class A warrants holders of record August 12, 2022, amounting to $443 in aggregate (Note 7).

(h)Series D Preferred Stock: As partial consideration for the acquisition of M/V Baltimore, the Company issued on September 21, 2022, 25,000 shares of Series D Preferred Stock, with par value $0.01 per share, at a stated value of $1,000 per share with liquidation preference at $1,000 (i.e. $25,000 aggregate liquidation preference). The 25,000 Series D Preferred Stock issued has been recorded at inception at a fair value of $17,600 determined through Level 2 inputs of the fair value hierarchy based on valuation obtained by an independent third party for the purposes of the M/V Baltimore acquisition (Note 3(c) and 9). On December 15, 2022, i.e., the DSI Stock Dividend payment date (Note 3(c)), 15,828 of the Company’s Series D Preferred Stock was redeemed through the issuance of 7,201,087 of the Company’s shares of common stock, and 9,172 shares of the Company’s Series D Preferred Stock were distributed to DSI stockholders. Following such, as at December 31, 2022, the Company had 9,172 shares of Series D Preferred Stock issued and outstanding. The redemption rate which was utilized in connection with the distribution of the Series D Preferred Stock was based on the 10-day trailing VWAP of the Company’s common stock as of the election deadline (i.e. December 13, 2022) in accordance with the Series D Preferred Stock statement of designation terms. The Company’s valuation determined that the redemption on December 15, 2022 of 15,828 Series D Preferred Stock for the issuance of 7,201,087 of the Company’s shares of common stock resulted in an excess value of the shares of common stock of $134, or $0.00186 per share of common stock, as compared to the fair value of the Series D Preferred Stock redeemed, that was transferred from the Series D Preferred Stock holders to the common holders on the measurement date (i.e. December 15, 2022), and that this value represented a deemed dividend to the common holders, that should be deducted from the net loss to arrive at the net loss available to common stockholders (Note 7). The fair value of the common shares issued on the measurement date of $11,277 was determined through Level 1 inputs of the fair value hierarchy (quoted market price on the date of the redemption of the Series D Preferred Stock for issuance of common stock).

The Series D Preferred Stock has no voting rights except (1) in respect of amendments to the articles of incorporation which would adversely alter the preferences, powers or rights of the Series D Preferred Stock or (2) in the event that the Company proposes to issue any parity stock if the cumulative dividends payable on outstanding Series D Preferred Stock are in arrears or any senior stock. Also, holders of Series D Preferred Stock, rank equal to Series C Preferred Stock, prior to (i) the holders of common shares, (ii) if issued, any Series A Participating Preferred Stock, and any Series B Preferred Stock and (iii) any other class or series of capital stock established after their original issuance date (September 21, 2022) with respect to dividends, distributions and payments upon liquidation. The Series D Preferred Stock has a cumulative preferred dividend accruing from the date of original issuance (i.e. September 21, 2022) which is payable on the 15th day of January, April, July and October of each year at the dividend rate of 7.0% per annum, and is convertible into common shares at the holders’ option at any time after the original issuance date, at a conversion price equal to the 10-trading day trailing VWAP of the common shares. Series D Preferred Stock is also optionally redeemable at the holder’s option in case of fundamental change or in case of certain corporate events as defined in the statement of designation of the Series D Preferred Stock. Holders of the Series D Preferred Stock, however, are prohibited from converting the Series D Preferred Stock into common shares to the extent that, as a result of such conversion, holders (together with their affiliates) would beneficially own more than 49% of the total outstanding common shares of the Company.

Series D Preferred Stock is not mandatorily redeemable or does not meet any other criteria under ASC 480 to be classified as liability and under the Company’s assessment is classified in equity, according to the Company’s accounting policy (Note 2(v)). In particular, the Company assessed that certain of the aforementioned features requiring bifurcation under ASC 815 had de minimis value at inception and in each measurement date, while others were clearly and closely related to the host instrument thus no bifurcation was required.

For the year ended December 31, 2022, dividends declared and dividends paid on Series D Preferred Stock, at $17.50 per share, amounted to $117 and $117, respectively, as regards the period from September 21, 2022 (original issuance date) to October 14, 2022, to Series D Preferred Stock holders of record date October 14, 2022 (i.e. 25,000). Also, the amount of $135 representing the accumulated portion from October 15, 2022 to December 31, 2022, of the cash dividend on the Company’s shares of Series D Preferred Stock to Series D Preferred Stock holders of record date January 14, 2023 (i.e. 9,172 shares) for the period from October 15, 2022 to January 14, 2023, which is payable on January 17, 2023, is deducted from the net loss to arrive at the net loss available to common stockholders (Note 7 and 10(c)).

7.Earnings / (Loss) per Share

All common stock issued (including any restricted shares issued under the Company’s equity incentive plan, or else) are the Company’s common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions as set forth in the respective stock award agreements, as applicable. Furthermore, Class A warrants are entitled to receive dividends which are not refundable, and therefore are considered participating securities for basic earnings per share calculation purposes. Class A warrants do not participate in losses. For the year ended December 31, 2022, the Company declared and paid aggregate cash dividends to its common and Class A warrants’ holders of $2,089 and $1,012, respectively. No dividends were declared to Company’s common holders during the period from inception (April 15, 2021) through December 31, 2021.

For the year ended December 31, 2022, the calculation of basic earnings/(loss) per share does not treat the non-vested shares (not considered participating securities) as outstanding until the time/service-based vesting restriction has lapsed. The dilutive effect of share-based compensation arrangements (following assumed conversion of Series C and Series D preferred stock to common under the “if converted method”) and Class A warrants is computed using the treasury stock method, which assumes that the “proceeds” upon exercise of these awards or warrants are used to purchase common shares at the average market price for the period. The dilutive effect from conversion of outstanding Series C and Series D preferred stock is calculated with the “if converted” method, to the extent that such conversion would not result in beneficial ownership by the preferred stockholders of more than 49% of the total outstanding common shares of the Company, as described in Note 6 above. Incremental shares are the number of shares assumed issued under the i) treasury stock method and the ii) “if converted” method weighted for the periods the non-vested shares, warrants and convertible preferred stock were outstanding. No incremental shares were calculated from the application of the treasury stock method for i) the Class A warrants and ii) the share-based compensation arrangements (following assumed conversion of Series C Preferred Stock to common under the “if converted method”) and the “if converted” method for the Series C and Series D preferred stock as the Company incurred losses for the year ended December 31, 2022, and the effect of such shares was anti-dilutive. For the period from inception date (April 15, 2021) through December 31, 2021,the computation of diluted earnings per share reflects the potential dilution from conversion of the outstanding Series C Preferred Stock calculated with the “if converted” method described above and resulted in 345,545 shares.

Also, loss attributable to common equity holders is adjusted by the amount of dividends declared and/or accrued on Series C and D preferred stock and dividends on Class A warrants as follows:

		From
	December 31,	April 15, 2021 through
	2022	December 31, 2021
Net (loss)/income	$(326)	$134
Less deemed dividend on Series D Preferred Stock upon redemption for issuance of common stock	(134)	—
Less dividends on Series C Preferred Stock	(950)	(69)
Less dividends on Series D Preferred Stock	(252)	—
Less dividends on Class A warrants	(1,012)	—
Net (loss)/earnings attributed to common stockholders	$(2,674)	$65

Weighted average number of common stock, basic	3,113,108	882,024
Effect of dilutive shares	—	345,545
Weighted average number of common stock, diluted	3,113,108	1,227,569

(Loss)/Earnings per share, basic	$(0.86)	$0.07
(Loss)/Earnings per share, diluted	$(0.86)	$0.05

8.Income Taxes

Under the laws of the countries of the companies’ incorporation and / or vessels’ registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of operations.

The Company is potentially subject to a four percent U.S. federal income tax on 50% of its gross income derived by its charters that begin or end in the United States. However, under Section 883 of the Internal Revenue Code of the United States (the “Code”), a corporation is exempt from U.S. federal income taxation on its U.S.-source shipping income if: (a) it is organized in a foreign country that grants an equivalent exemption from tax to corporations organized in the United States (an “equivalent exemption”); and (b) either (i) more than 50% of the value of its common stock is owned, directly or indirectly, by “qualified stockholders,”, which is referred to as the “50% Ownership Test,” or (ii) its common stock is “primarily and regularly traded on an established securities market” in the United States or in a country that grants an “equivalent exemption”, which is referred to as the “Publicly-Traded Test.”

The Company and each of its subsidiaries expects it qualifies for this statutory tax exemption for the 2022 taxable year, and the Company takes this position for United States federal income tax return reporting purposes. Therefore, the Company does not expect to have any U.S. federal income tax liability for the year ended December 31, 2022.

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

For the year ended December 31, 2022 and for the period from inception (April 15, 2021) through December 31, 2021, charterers that individually accounted for 10% or more of the Company’s time charter revenues were as follows:

Charterer	2022	2021
A	20%	—
B	14%	—
C	12%	—
D	11%	32%
E	—	35%
F	—	26%

The maximum aggregate amount of loss due to credit risk that the Company would incur if the aforementioned charterers failed completely to perform according to the terms of the relevant time charter parties, amounted to $215 and to $811 as of December 31, 2022 and 2021, respectively.

Fair value of assets, liabilities and equity instruments classified in stockholders’ equity: The carrying values of financial assets and liabilities reflected in the accompanying consolidated balance sheets, approximate their respective fair values due to the short-term nature of these financial instruments.

On November 29, 2021, DSI contributed to OceanPal three vessels having a fair value of $46,040 determined through Level 2 inputs of the fair value hierarchy by taking into consideration third party valuations which were based on the last done deals of sale of vessels with similar characteristics, such as type, size and age at the specific dates (Notes 3 (c) and 4). Also, on the same date, the Company distributed 10,000 Series C Preferred Stock to DSI which has been recorded at a fair value of $7,570 determined through Level 2 inputs of the fair value hierarchy based on valuation obtained by an independent third party for the purposes of the Spin-Off (Note 3(c) and 6(e)).

On April 15, 2022, the Company's Board of Directors approved the award and grant of 1,982 shares of Series C Preferred Stock to executive management and non-executive directors, pursuant to the Company's amended and restated plan, for a fair value of $1,590, determined through Level 2 inputs of the fair value hierarchy based on valuation obtained by an independent third party for the purposes of the transaction (Note 6(f)).

On September 20, 2022, the Company acquired M/V Baltimore from DSI. The non-cash consideration part of the total purchase price paid in the form of 25,000 Series D Preferred Stock as of the vessel acquisition date has been recorded at a fair value of $17,600 determined through Level 2 inputs of the fair value hierarchy  based on valuation obtained by an independent third party for the purposes of the transaction (Note 3(c) and 6(h)).

The fair values of the above instruments as of the measurement dates were based on the present values of the future cash outflows derived from dividends payable under each equity instrument, assuming the instruments are held in perpetuity since conversion under fixed or variable conversion price at any time would reasonably result in lower returns for a market participant taking into consideration the Company’s market price, outstanding common stock and instruments issuable upon conversion at the measurement dates. The Company applied a discount factor of 12.7%, and a risk free rate of 1% for the valuation of all instruments discussed above.

10.Subsequent Events

(a)	NASDAQ Notification: As of January 6, 2023, the Company’s common stock has remained at $1.00 per share or higher for ten consecutive days. As such, on January 9, 2023, the Company received a letter from The NASDAQ Capital Market confirming that it has regained compliance with the minimum bid price requirement. On March 27, 2023, the Company received a written notification from Nasdaq indicating that because the closing bid price of the Company’s common shares for 32 consecutive business days, i.e. from February 8, 2023 to March 24, 2023, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the original applicable grace period to regain compliance is 180 days, or until September 25, 2023. The Company can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days. During this time, the Company's common stock will continue to be listed and trade on the Nasdaq.
(b)	Series C Preferred Stock Dividend: On January 17, 2023, the Company paid a dividend on its Series C Preferred Stock, amounting to $240, which was declared by its BoD on December 29, 2022. On March 27, 2023, the Company’s Board of Directors, declared a dividend of $269 in the aggregate on i) the Company’s outstanding Series C Preferred Stock (i.e. 10,000 shares), ii) 1,982 shares of Series C Preferred Stock awarded to executive management and non-executive directors on April 15, 2022, for the period from January 15, 2023 to April 14, 2023, inclusive, and iii) 3,332 shares of Series C Preferred Stock awarded to executive management and non-executive directors on March 7, 2023 (Note 10(g)), for the period from March 7, 2023 to April 14, 2023, inclusive, which is payable on April 17, 2023.
(c)	Series D Preferred Stock Dividend: On January 17, 2023, the Company paid a dividend on its Series D Preferred Stock, amounting to $161. On March 27, 2023, the Company’s Board of Directors, declared a dividend of $327 in the aggregate on i) the Company’s outstanding shares of Series D Preferred Stock as at December 31, 2022 (9,172 shares) for the period from January 15, 2023 to April 14, 2023, inclusive, and ii) 13,157 shares of Series D Preferred Stock issued in connection with the acquisition of M/V Melia (Note 10(d)), for the period from February 8, 2023 to April 14, 2023, inclusive, which is payable on April 17, 2023.
(d)	Acquisition of vessel and issuance of Series D Preferred Stock: On February 1, 2023, the Company through its’ new wholly-owned subsidiary, Fiji Shipping Company Inc., entered into a Memorandum of Agreement with DSI to acquire a 2005-built Panamax vessel, the m/v Melia, for a purchase price of $14,000. Of the purchase price, $4,000, was paid in cash upon signing of the Memorandum of Agreement, and the remaining amount of $10,000 was paid upon delivery of the vessel to the Company, on February 8, 2023, in the form of 13,157 shares of the Company’s Series D Preferred Stock. The purchase of this vessel was made pursuant to the Company’s exercise of a right of first refusal granted to the Company by DSI based on an agreement dated November 8, 2021. As of March 29, 2023, following Company’s refusal to acquire one of the identified vessels, and agreement for the acquisition of the m/v Melia, three of the six identified vessels remain available for purchase by the Company (Note 3(c)). The acquisition of the vessel was approved by a committee of independent members of the Company’s Board of Directors.
(e)	Appointment of Chief Executive Officer: On February 2, 2023, the Company’s Board of directors appointed Mr. Robert Perri as the Company’s Chief Executive Officer, effective as of February 2, 2023. Mr. Perri replaces Mr. Eleftherios Papatrifon, who has served as the Company’s Chief Executive Officer since November 2021 and who will continue to serve as a Class II director on the Company’s Board of Directors.

(f)	Registered Direct Offering: On February 8, 2023, the Company closed a registered direct offering of 15,000,000 units, at a price of $1.01 per unit, with each unit consisting of one share of the Company’s common stock (or one prefunded warrant in lieu of one share of the Company’s common stock) and one Class B Warrant to purchase one share of the Company’s common stock. The Company also offered to each purchaser, with respect to the purchase of units that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% of the Company’s outstanding common stock immediately following the consummation of the offering, the opportunity to purchase one prefunded warrant in lieu of one share of common stock. Each prefunded warrant is exercisable for one share of common stock at an exercise price of $0.01 per share. The Company, concurrently with the offering, conducted a private placement with the placement agent for additional unregistered warrants to purchase 15,000,000 shares of the Company’s common stock. The Class B warrants and the privately placed warrants have an exercise price of US$1.01 per common share, are exercisable immediately, and expire five years after the issuance date. Alternatively, each privately placed warrant will become exercisable for 0.75 common shares under the cashless exercise provision included in the privately placed warrants rather than one share of common stock under the cash exercise provision. In particular, on February 10, 2023, the Company issued and sold 15,000,000 units comprising of 12,300,000 shares of the Company’s common stock, 2,700,000 prefunded warrants to purchase shares of common stock, 15,000,000 Class B Warrants to purchase one share of the Company’s common stock at a public offering price of $1.01 per unit. Also, on the same date the Company sold to each purchaser of the units, unregistered privately placed warrants, to purchase up to an aggregate of 15,000,000 shares of the Company’s common stock at an exercise price of $1.01 per share. On February 23, 2023, the Company filed with the SEC a resale registration agreement in Form F-1 regarding the privately placed warrants which was declared effective on March 8, 2023. As of March 29, 2023, out of the 2,700,000 prefunded warrants issued on the closing of the offering, 1,750,000 prefunded warrants have been exercised and 950,000 prefunded warrants remain available for exercise at an exercise price of $0.01 per share, and Class B warrants to purchase 15,000,000 common shares remain available for exercise at an exercise price of $1.01 per share. As of March 29, 2023, 15,000,000 privately placed warrants remain available for up to 15,000,000 common shares.
(g)	Restricted share awards and Cash Bonus: On March 7, 2023, the Company’s Board of Directors approved the award of 3,332 shares of restricted Series C Preferred Stock to executive management and non-executive directors, pursuant to the Company’s amended and restated 2021 Equity Incentive Plan, as annual bonus. The cost of these awards will be recognized in income ratably over the restricted shares vesting period which will be two years. The Board of Directors also approved an aggregate performance cash bonus of about $185 to Steamship Shipbroking Enterprises Inc, which has been accrued for as of December 31, 2022, in the accompanying consolidated financial statements.
(h)	Amendment of brokerage services agreement with Steamship: In March 2023, the brokerage services agreement between the Company and Steamship (Note 3(b)) was terminated and replaced with a new agreement with retroactive effect from January 1, 2023, and ending on December 31, 2023, pursuant to which the fixed monthly fee of $95,000 was increased to $150,000. All other terms of the agreement remained unchanged.
(i)	Series E Preferred Stock : On March 20, 2023, the Company issued 1,200 shares of its newly designated Series E Perpetual Convertible Preferred Stock (the “Series E Preferred Stock”), par value $0.01 per share, to an affiliated company of its Chairperson, Mrs. Semiramis Paliou, for a purchase price of $35. The Series E Preferred Stock has no dividend or liquidation rights. The Series E Preferred Stock votes with the common shares of the Company, and each share of the Series E Preferred Stock entitles the holder thereof to up to 25,000 votes, on all matters submitted to a vote of the stockholders of the Company, subject up to 15% of the total number of votes entitled to be cast on matters put to stockholders of the Company. The Series E Preferred Stock is convertible, at the election of the holder, in whole or in part, into shares of the Company’s common stock at a conversion price equal to the 10-trading day trailing VWAP of the Company’s common stock, subject to certain adjustments, commencing at any time after (i) the cancellation of all of the Company’s Series B Preferred Stock or (ii) the transfer for all of the Company’s Series B Preferred Stock (collectively a “Series B Event”). The 15% limitation discussed above, shall terminate upon the occurrence of a Series B Event. The Series E Preferred Stock is transferable only to the holder’s immediate family members and to affiliated persons or entities, with the Company’s prior consent. The issuance of shares of Series E Preferred Stock to Tuscany Shipping Corp. was approved by an independent committee of the Company’s Board of Directors, which received a fairness opinion from an independent third party that the transaction was fair from a financial point of view to the Company.

OCEANPAL INC. PREDECESSORS

INDEX TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm (PCAOB ID 1457)	F-2
Combined Carve-Out Balance Sheet as of December 31, 2020	F-3
Combined Carve-Out Statements of Comprehensive Income/(Loss) for the period from January 1, 2021 through November 29, 2021 and for the years ended December 31, 2020 and 2019	F-4
Combined Carve-Out Statements of Parent’s Equity for the period from January 1, 2021 through November 29, 2021 and for the years ended December 31, 2020 and 2019	F-5
Combined Carve-Out Statements of Cash Flows for the period from January 1, 2021 through November 29, 2021 and for the years ended December 31, 2020 and 2019	F-6
Notes to Combined Carve-Out Financial Statements	F-7

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

Basis for Opinion

These financial statements are the responsibility of the Predecessor Company’s management. Our responsibility is to express an opinion on the Predecessor Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Predecessor Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

(Expressed in U.S. Dollars)

	Parent Company	Accumulated
	Investment, net	Deficit	Total Equity
BALANCE, January 1, 2019	$141,543,044	$(103,313,797)	$38,229,247
Parent Distribution, net (Note 6)	(1,504,222)	—	(1,504,222)
Net loss and comprehensive loss	$—	$(1,862,852)	$(1,862,852)
BALANCE, December 31, 2019	$140,038,822	$(105,176,649)	$34,862,173
Parent Investment, net (Note 6)	4,235,856	—	4,235,856
Net loss and comprehensive loss	$—	$(3,795,959)	$(3,795,959)
BALANCE, December 31, 2020	$144,274,678	$(108,972,608)	$35,302,070
Parent Distribution, net (Note 6)	(3,196,728)	—	(3,196,728)
Net income and comprehensive income	$—	$750,983	$750,983
BALANCE, November 29, 2021	$141,077,950	$(108,221,625)	$32,856,325

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

November 29, 2021

(Expressed in U.S. Dollars — unless otherwise stated)

1.Basis of Presentation and General Information

OceanPal Inc., (the “Company”, or “OceanPal”), was incorporated by Diana Shipping Inc. (or ”DSI” or “Parent”), as a wholly owned subsidiary, on April 15, 2021 under the laws of the Republic of the Marshall Islands, having an authorized share capital of 500 shares, par value $0.01 per share, issued to the Parent. The Company was formed to serve as the holding company of the following three of the Parent’s vessel-owning subsidiaries (the “Subsidiaries”, or “OceanPal Inc. Predecessors”):

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

2.Significant Policies

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

November 29, 2021

(Expressed in U.S. Dollars — unless otherwise stated)

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

f)Accounts Receivable, Trade: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire from lease agreements, net of allowance for credit loss, if any. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. Operating lease receivables under ASC 842 are not in scope of ASC 326 for assessment of credit loss, however OceanPal Inc. Predecessors assess their accounts receivable, trade and their credit risk relating to their charterers. No provision for doubtful accounts receivable has been recorded in the accompanying statements of comprehensive income/ (loss) during the period from January 1, 2021 through November 29, 2021, and the years ended December 31, 2020 and 2019.

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

November 29, 2021

(Expressed in U.S. Dollars — unless otherwise stated)

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

November 29, 2021

(Expressed in U.S. Dollars — unless otherwise stated)

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

November 29, 2021

(Expressed in U.S. Dollars — unless otherwise stated)

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

Recent Accounting Pronouncements — Not yet adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. ASU 2020-04 applies to contracts that reference LIBOR or another reference rate expected to be terminated because of reference rate reform. The amendments in this Update are effective for all entities as of March 12, 2020 through December 31, 2022. An entity may elect to apply the amendments for contract modifications by Topic or Industry Subtopic as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to the date that the financial statements are available to be issued. Once elected for a Topic or an Industry Subtopic, the amendments in this Update must be applied prospectively for all eligible contract modifications for that Topic or Industry Subtopic. An entity may elect to apply the amendments in this Update to eligible hedging relationships existing as of the beginning of the interim period that includes March 12, 2020 and to new eligible hedging relationships entered into after the beginning of the interim period that includes March 12, 2020. An entity may elect certain optional expedients for hedging relationships that exist as of December 31, 2022 and maintain those optional expedients through the end of the hedging relationship. ASU 2020-04 can be adopted as of March 12, 2020. OceanPal Inc. Predecessors have assessed the impact of this new accounting guidance and the adoption of this ASU is not expected to have a material impact on the combined carve-out financial statements and related disclosures.

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

OceanPal Inc. Predecessors

Notes to combined carve-out financial statements

November 29, 2021

(Expressed in U.S. Dollars — unless otherwise stated)

3.Transactions with related parties

a)Diana Wilhelmsen Management Limited, or DWM: DWM is a joint venture established by Diana Ship Management Inc., a wholly owned subsidiary of the Parent, and Wilhelmsen Ship Management Holding Limited, an unaffiliated third party, each holding 50% of DWM. The DWM office is located in Athens, Greece. Effective July 1, 2020 Wilhelmsen Ship Management Holding Limited, was replaced by Wilhelmsen Ship Management Holding AS, which assumed all the liabilities and obligations of the former company under the Joint venture agreement. Until October 8, 2019, DWM provided management services to the OceanPal Predecessors’ fleet for a fixed monthly fee and commercial services charged as a percentage of the vessels’ gross revenues pursuant to management agreements between the vessel owning companies and DWM. Management fees to DWM for 2019 amounted to $554,000 and are included in “Management fees to related parties” in the accompanying 2019 combined carve-out statement of comprehensive income / (loss). Commercial fees in 2019, amounted to $192,550, and are included in “Voyage expenses”. As at December 31, 2020 there was an amount of $1,169,637 due from DWM mainly related to Protefs’ environmental incident (Note 5), included in “Due from a related party” in the accompanying combined carve-out balance sheet. Since October 9, 2019 and up to May 24, 2021, DWM provided technical management services to the vessels through Diana Shipping Services S.A. (Note 3(b)) and since May 24, 2021 directly. For the provision of management services, the vessels pay monthly fees which for the period from May 24, 2021 until November 29, 2021 amounted to $373,484 and are included in “Management fees to related parties” in the accompanying combined carve-out statements of operations and comprehensive income/(loss). In addition, the vessels pay a commercial fee, which is a percentage of the daily hire, and which for the period from May 24, 2021 to November 29, 2021 amounted to $80,896 and is included in “Voyage expenses” in the accompanying combined carve-out statement of comprehensive income/(loss).

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

The classification of Calipso as held for sale on December 31, 2019 resulted in impairment of $3,047,978 including the write off of the unamortized drydocking costs as the vessel was measured at the lower of its carrying value and fair value (sale price) less costs to sell and is separately presented in “Vessel impairment charges” in the accompanying 2019 combined carve-out statement of comprehensive income / (loss).

OceanPal Inc. Predecessors

Notes to combined carve-out financial statements

November 29, 2021

(Expressed in U.S. Dollars — unless otherwise stated)

In February 2020, the buyers of Calipso elected to exercise their right to cancel the contract as a result of the vessel’s missing the cancelling date due to unforeseen events, unrelated to the condition of the vessel. Following this cancelation of the memorandum of agreement, on March 8, 2020, the vessel was withdrawn from the market as per management’s decision and was recorded at its fair value at that date, amounting to $7.33 million, as held and used, according to the provisions of ASC 360. The vessel’s fair value was determined through Level 2 inputs of the fair value hierarchy by taking into consideration a third party valuation which was based on the last done deals of sale of vessels with similar characteristics, such as type, size and age. The valuation of the vessel at fair value resulted in a gain of $200,500 separately presented in “Vessel fair value adjustment” in the 2020 accompanying combined carve-out statement of comprehensive income / (loss).

The amounts reflected in Vessels, net in the accompanying combined carve-out balance sheet as of December 31, 2020 are analyzed as follows:

	Accumulated
	Vessel Cost	Depreciation	Net Book Value
Balance, December 31, 2019	$38,600,196	$(13,139,306)	$25,460,890
– Additions for improvements	1,474,965	—	1,474,965
– Vessel fair value adjustment	200,500	—	200,500
– Vessel transferred from held for sale	7,129,500	—	7,129,500
– Depreciation for the period	—	(2,016,556)	(2,016,556)
Balance, December 31, 2020	$47,405,161	$(15,155,862)	$32,249,299

Vessels’ depreciation expense for the period from January 1, 2021 through November 29, 2021, and for the years ended December 31, 2020 and 2019, amounted to $1.97 million, $2.02 million, and $2.27 million, respectively, and is included in “Depreciation and amortization of deferred charges” in the accompanying combined carve-out statements of operations and comprehensive income/(loss).

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
b)On July 9, 2020, DWM placed a security bond in the amount of $1.75 million for any potential fines or penalties for alleged violations of law concerning maintenance of books and records and the handling of oil wastes of the vessel Protefs, as a consequence of a environmental incident involving the vessel in 2020. As this amount was paid by the ship owning company of Protefs, a portion of the security bond relating to DWM, amounting to $1 million, was included in “Due from related parties”, as of December 31, 2020 in the accompanying combined carve-out balance sheet. As of December 31, 2020, vessel Protefs also recorded an accrual of about $1.0 million, as the Parent determined that Protefs could be liable for part of a fine related to this incident, as part of its management agreement with DWM and recognized an expense which is presented in “Vessel operating expenses” in the combined carve-out statements of operations and comprehensive income/(loss) for the year ended December 31, 2020, representing the OceanPal Inc. Predecessors’ best estimate for the liability of Protefs in relation to this incident. In February 2021, DWM entered into a plea agreement with the United States pursuant to which DWM, as defendant, agreed to waive indictment, plead guilty pursuant to the terms thereof, accepted a fine of $2.0 million and the placement of DWM on probation for four years, subject to court approval. On September 23, 2021, in the sentencing hearing of the Protefs case, the judge accepted DWM’s guilty pleas, adjudged DWM guilty and imposed the agreed upon sentence of a combined fine of $2 million, a total special assessment and a four-year term of probation. The total amount of the fine was settled during 2021 through the security bond placed by DWM on July 9, 2020, whereas the remaining balance of the fine amounting to $0.25 million was settled by the ship owning company of Protefs.

OceanPal Inc. Predecessors

Notes to combined carve-out financial statements

November 29, 2021

(Expressed in U.S. Dollars — unless otherwise stated)

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

November 29, 2021

(Expressed in U.S. Dollars — unless otherwise stated)

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

9.Subsequent Events

a)Contribution by Parent of the three ship-owning companies to OceanPal Inc.: On November 29, 2021, the spin-off transaction was materialized and the three ship-owning companies were contributed to the Company by the Parent. Following the spin-off consummation OceanPal Inc. and Diana Shipping are independent publicly traded companies with separate independent boards of directors.

b)Uncertainties caused by the Russo-Ukrainian War: The recent outbreak of war between Russia and the Ukraine has disrupted supply chains and caused instability in the global economy, while the United States and the European Union, among other countries, announced sanctions against Russia, including sanctions targeting the Russian oil sector, among those a prohibition on the import of oil from Russia to the United States. The ongoing conflict could result in the imposition of further economic sanctions against Russia and the Company’s business may be adversely impacted.

