Form 20-F/A
period 2022-12-31
OceanPal Inc.
filed 2023-09-22
CIK 1869467

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No.1)
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

Mrs. Margaret Veniou Pendelis 26, 175 64 Palaio Faliro, Athens, Greece Tel: + 30-210‑9485-360, Fax: + 30-210‑9401-810 E-mail: mveniou@oceanpal.com
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
 ☑ Yes  ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b‑2 of the Exchange Act.

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
☐ Item 17  ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act).
☐  Yes ☑  No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐  Yes  ☐ No

Auditor Name	Auditor Location	Auditor Firm ID

Ernst and Young (Hellas), Certified Auditors Accountants S.A.	Athens, Greece	1457

EXPLANATORY NOTE

OceanPal Inc. (the “Company”) is filing this Amendment No. 1 (the “Amendment”) on Form 20-F/A to amend its Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on March 30, 2023 (the “Original 20-F”), for the purpose of filing revised versions of Exhibits 12.1 and 12.2 filed with the Original 20-F.

The Company is filing revised exhibits solely in order to include in the certifications set forth in the Exhibits the reference to internal control over financial reporting in the introductory language to paragraph 4 and in paragraph 4(b), which language was inadvertently omitted from the certifications when originally filed. The Amendment does not reflect events occurring after the date of the filing of the Original 20-F or modify or update any of the other disclosures contained therein in any way. Accordingly, the Amendment should be read in conjunction with the Original 20-F. The Amendment consists solely of the preceding cover page, this explanatory note, the signature page and paragraphs 1, 2, 4 and 5 of each of the revised certifications filed as exhibits to the Amendment. Because no financial statements have been included in this Amendment, paragraph 3 of each of the certifications set forth in the Exhibits has been omitted.

Item 19.	Exhibits

Exhibit Number	Description
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

104	Cover Page Interactive Data File- the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

*     Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F/A and has duly caused and authorized the undersigned to sign this annual report on its behalf.

OCEANPAL INC.

/s/ Robert Perri
Robert Perri
Chief Executive Officer
Dated: September 22, 2023