Form 20-F
period 2023-12-31
OceanPal Inc.
filed 2024-04-15
CIK 1869467

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report: Not applicable

For the transition period from _______________ to _______________

Commission file number: 001-40930

OCEANPAL INC.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

c/o Steamship Shipbroking Enterprises Inc.
Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive offices)

Margarita Veniou Pendelis 26, 175 64 Palaio Faliro, Athens, Greece Tel: + 30-210-9485-360, Fax: + 30-210-9401-810 E-mail: mveniou@oceanpal.com
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
As of December 31, 2023, there were 7,448,601 outstanding shares of common stock, par value $0.01 per share.
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

-i-

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

In addition to these important factors and matters discussed elsewhere herein, including under the heading “Item 3. Key Information—D. Risk Factors,” important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to:

•	the strength of world economies;

•	fluctuations in currencies, interest rates and inflationary pressures;

•
dry bulk market conditions and trends, including volatility in charter rates, factors affecting supply and demand, fluctuating vessel values, opportunities for the profitable operations of dry bulk carriers;

•	changes in the supply of vessels, including when caused by new newbuilding vessel orders or changes to or terminations of existing orders, and vessel scrapping levels;

•	changes in our operating and capitalized expenses, including bunker prices, crew costs, dry-docking, costs associated with regulatory compliance, and insurance costs;

•	our future operating or financial results;

•
our ability to borrow under future debt agreements on favorable terms or at all, and our ability to comply with the covenants contained in any debt agreements we may enter into in the future, in particular due to economic, financial or operational reasons;

•
changes to our financial condition and liquidity, including our ability to fund capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue), and other general corporate activities;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from pending or future disputes, proceedings or litigation;

•
compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery;

•
new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or regional/national imposed by regional authorities such as the European Union or individual countries;

•	potential cyber-attacks or other disruption of information technology systems which may disrupt our business operations;

•	the failure of counterparties to fully perform their contracts with us;

•	our dependence on key personnel;

•	adequacy of insurance coverage;

•	the volatility of the price of our common shares;

•	future sales of our securities in the public market and our ability to maintain our compliance with Nasdaq listing requirements;

•	our incorporation under the laws of the Marshall Islands and the different rights to relief that may be available compared to other countries, including the United States;

•
general domestic and international political conditions or labor disruptions, including “trade wars”, such as the armed conflicts in the Ukraine and the Middle East, acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, global public health threats and major outbreaks of diseases;

•	the impact of port or canal congestion or disruptions;

•	impacts of outbreaks of global or regional epidemic and pandemic diseases on the dry-bulk shipping industry;

•
potential physical disruption of shipping routes due to accidents, climate-related reasons (acute and chronic), political events, public health threats, international hostilities and instability such as the ongoing conflict between Russia and Ukraine and Israel and Hamas, piracy or acts by terrorists, such as the maritime incidents in and around the Red Sea; and

•	other important factors described from time to time in the reports we file with the U.S. Securities and Exchange Commission, or the SEC.

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

PART I.

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our securities. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results, cash available for the payment of dividends on our securities, or the trading price of our common shares.

Summary of Risk Factors

The following is a summary of the risk factors which are described in further detail in this section.

Risks Relating to our Industry

•
Charter hire rates for dry bulk vessels are volatile and have fluctuated significantly in the past years, which may adversely affect our business, financial condition, operating results and our ability to comply with loan covenants in any future borrowing facilities we may enter into.

•
The current state of the global financial markets and current economic conditions may adversely impact our results of operations, cash flows, and ability to obtain future financing or refinance any future credit facilities on acceptable terms, or at all, which may negatively impact our business.

•	An oversupply of vessel capacity in the dry bulk shipping market in which we operate may depress charter rates when they occur, which may limit our ability to operate our vessels profitably.

•	The dry bulk vessel charter market is highly volatile and this may have an adverse effect on our revenues, earnings and profitability.

•	Global economic conditions may continue to negatively impact the dry bulk shipping industry.

•	Risks associated with operating ocean-going vessels could affect our business and reputation, which could have a material adverse effect on our operating results and financial condition.

•
Geopolitical conditions, such as political instability, terrorist or other attacks, war, international hostilities, economic sanctions restrictions and global public health concerns, may affect the seaborne transportation industry and adversely affect our business.

•	Our operating results are subject to seasonal fluctuations, which could affect our operating results.

•	An increase in the price of fuel may adversely affect our operating results and cash flows.

•	Worldwide inflationary pressures could negatively impact our results of operations and cash flows.

•
We are subject to complex laws and regulations (including environmental standards such as IMO 2020, standards regulating ballast water discharge, etc.), including environmental regulations that can adversely affect the cost, manner or feasibility of doing business and our business, results of operations, cash flows, and financial condition.

•	Operational risks and damage to our vessels could adversely impact our performance.

•
If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations, or other governmental authorities, it could lead to monetary fines or penalties and may adversely affect our reputation and the market for our securities.

•	We conduct business in China, where the legal system is not fully developed and has inherent uncertainties that could limit the legal protections available to us.

•	Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties and an adverse effect on our business.

•	Changing laws and evolving reporting requirements could have an adverse effect on our business.

Risks Relating to our Company

•
A decline in the market values of our vessels could limit our ability to borrow funds in the future, trigger breaches of certain financial covenants contained in any future borrowing facilities we may enter into, and/or result in impairment charges or losses on sale.

•
We charter our vessels on time charter trips with short to medium duration in a volatile shipping industry and a decline in charter hire rates could affect our results of operations and our ability to pay dividends.

•	We may not be able to execute our growth strategy and we may not realize the benefits we expect from past acquisitions or future acquisitions or other strategic transactions.

•
We operate secondhand vessels with an age above the industry average which may lead to increased technical problems for our vessels, higher operating expenses, affect our ability to finance and profitably charter our vessels, to comply with environmental standards and future maritime regulations and result in a more rapid depreciation in our vessels’ market and book values.

•
We and certain of our principal officers and directors have affiliations with Diana Shipping Inc. (“Diana Shipping”), Steamship Shipbroking Enterprises Inc. (“Steamship”) and Diana Wilhelmsen Management Limited (“DWM”) that could create conflicts of interest detrimental to us.

•	Companies affiliated with Diana Shipping or Steamship or with our officers and directors, may acquire vessels that compete with vessels in our fleet.

•
Certain of our officers and directors participate in business activities not associated with us, and do not devote all of their time to our business, which may create conflicts of interest and hinder our ability to operate successfully.

•
We depend entirely on DWM and Steamship to provide the management of our fleet. The termination of our arrangements with DWM or Steamship, or DWM’s or Steamship’s failure to perform their obligations under our management agreements with them, may adversely affect our operations.

•	A cyber-attack could materially disrupt our business.

•	Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

•
Increasing scrutiny and changing expectations from investors, banks, and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

•
We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

•
In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, and as a result, we may be unable to employ our vessels profitably.

•	We may be unable to retain and recruit qualified key executives, key employees or key consultants, which may delay our development efforts or otherwise harm our business.

•	Technological innovation and quality and efficiency requirements from our customers could reduce our charter income and the value of our vessels.

•	We may not have adequate insurance to compensate us if we lose our vessels or to compensate third parties.

•	We are exposed to U.S. dollar and foreign currency fluctuations and devaluations that may adversely affect our results of operations.

•	We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our operating results and financial performance.

•
We are an “emerging growth company” and we cannot be certain that the reduced disclosure and other requirements applicable to emerging growth companies will not make our common shares less attractive to investors.

•	We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations.

•	Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

•	If we expand our business further, we may need to improve our operating and financial systems and will need to recruit suitable employees and crew for our vessels.

•	We may be subject to United States federal income tax on United States source income, which may reduce our earnings.

•	United States tax authorities could treat the Company as a “passive foreign investment company,” which could have adverse United States federal income tax consequences to United States holders.

Risks Relating to our Securities

•	We do not have a declared dividend policy and cannot assure you that our board of directors will declare dividend payments in the future.

•	If we do not have sufficient cash to pay dividends on our Series C Preferred Stock and Series D Preferred Stock when due, we may suffer adverse consequences.

•
Shares of our Series C and Series D Preferred Stock are convertible into our Common Shares, and our Series E Preferred Stock are contingently exercisable into our Common Shares, which could have an adverse effect on the value of our Common Shares.

•
The market prices and trading volume of our shares of common stock has and may continue to experience rapid and substantial price volatility, which could cause purchasers of our common stock to incur substantial losses.

•	We may not be able to maintain compliance with Nasdaq’s continued listing requirements.

•
We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law, thus you may have more difficulty protecting your interests than shareholders of a U.S. corporation.

•
As a Marshall Islands corporation and with some of our subsidiaries being Marshall Islands entities and also having subsidiaries in other offshore jurisdictions, our operations may be subject to economic substance requirements, which could impact our business.

•
Certain of our affiliates hold certain of our common shares and certain of our Preferred Shares that, together, allow them to exert considerable influence over matters on which our shareholders are entitled to vote.

•	Future issuances or sales of our common stock could cause the market price of our common stock to decline.

•
Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying, or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Risk Factors

Risks Relating to our Industry

Charter hire rates for dry bulk vessels are volatile and have fluctuated significantly in the past years, which may adversely affect our business, financial condition, operating results and our ability to comply with loan covenants in any future borrowing facilities we may enter into.

Substantially all of our revenues are derived from a single market, the dry bulk market, and therefore our operating results are dependent on the cyclicality of the dry bulk shipping industry and any attendant volatility in charter rates. The degree of charter hire rate volatility among different types of dry bulk vessels has varied widely, and time charter and spot market rates for dry bulk vessel have in the recent past declined below the operating costs of vessels. When we charter our vessels pursuant to time charter trips with short to medium duration or spot charters, we are exposed to changes in the spot market and short to medium term charter market for dry bulk carriers and such changes may affect our earnings and the value of our dry bulk carriers at any given time. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or pay any dividends in the future. Fluctuations in charter rates result mainly from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for the major commodities carried by water internationally. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable. A significant decrease in charter rates would adversely affect our operating results, cash flows and may cause vessel values to decline, and, as a result, we may have to record an impairment charge in our consolidated financial statements which could adversely affect our financial results.

Dry bulk market conditions remained volatile in 2023, reflecting the impact of a broad economic slowdown, the conflicts in Ukraine and the Middle East, including maritime incidents in and around the Red Sea and ongoing inflationary pressures and/or supply chain disruptions across most major economies. The above conditions have negatively impacted certain of the countries in which we operate in and may lead to a global economic slowdown, which might in turn adversely affect demand for our vessels. In particular, the conflict in Ukraine and related sanctions measures imposed against Russia has and is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and has impacted the price of certain dry bulk goods, such as grain, as well as energy and fuel prices. Notably, various jurisdictions have imposed sanctions against Russia directly targeting the maritime transport of goods originating from Russia, such as of oil products and agricultural commodities such as potash. Such measures, and the response of targeted jurisdictions to them, have disrupted trade patterns of certain of the goods which we transport and have correspondingly impacted charter rates for the transport of such goods.

Factors that influence demand for dry bulk vessel capacity include:

•	changes in the supply of and demand for energy resources, commodities, and semi-finished and finished consumer and industrial products;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, and semi-finished and finished consumer and industrial products;

•	the globalization of production and manufacturing;

•
global and regional economic and political conditions, armed conflicts, piracy and terrorist activities, including the ongoing conflicts between Russia and Ukraine and Israel and Hamas and the maritime incidents in and around the Red Sea;

•	disruptions and developments in international trade;

•
changes in seaborne and other transportation patterns, including the distance cargo is transported by sea for reasons including but not limited to reductions in canal capacities, any geopolitical conflict and military responses;

•	international sanctions, embargoes, import and export restrictions, and nationalizations;

•	legal and regulatory changes including regulations adopted by supranational authorities and/or industry bodies, such as safety and environmental regulations and requirements;

•	epidemics and pandemics;

•	weather, acts of God and natural disasters;

•	environmental and other regulatory developments; and

•	currency exchange rates, specifically versus USD.

Demand for dry bulk vessels is also dependent, amongst others, upon economic growth in the world’s economies, seasonal and regional changes in demand and changes to the capacity of the global dry bulk fleet and the sources and supply for dry bulk cargoes transported by sea. Continued adverse economic, political or social conditions or other developments could negatively impact charter rates and therefore have a material adverse effect on our business results, operating results, and ability to pay dividends, if and when declared.

For a discussion of factors affecting the supply of the dry bulk vessel capacity, see “—An oversupply of vessel capacity in the dry bulk shipping market in which we operate may depress charter rates when they occur, which may limit our ability to operate our vessels profitably.” These factors are outside of our control and are unpredictable, and accordingly we may not be able to correctly assess the nature, timing and degree of changes in charter rates.

The current state of the global financial markets and current economic conditions may adversely impact our results of operations, cash flows, and ability to obtain future financing or refinance any future credit facilities on acceptable terms, or at all, which may negatively impact our business.

Global financial markets can be volatile and a contraction in available credit may occur as economic conditions change. In recent years, operating businesses in the global economy have faced weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets which led to a general decline in the willingness of banks and other financial institutions to extend credit, particularly in the shipping industry. In the future, our ability to obtain credit to finance and expand our operations may be negatively affected by such changes and volatility.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors which may have a material adverse effect on our results of operations and financial condition and may cause the price of our common shares to decline.

An oversupply of vessel capacity in the dry bulk shipping market in which we operate may depress charter rates when they occur, which may limit our ability to operate our vessels profitably.

Factors that influence the supply of dry bulk vessel capacity include:

1.	the number of newbuilding orders and deliveries, including slippage in deliveries;

2.	the number of shipyards and ability of shipyards to deliver vessels;

3.	port or canal congestion;

4.	potential disruption, including supply chain disruptions, of shipping routes due to accidents, piracy and terrorist activities or other geopolitical events;

5.	the scrapping of older vessels;

6.	speed of vessel operation;

7.	vessel casualties;

8.	technological advances in vessel design and capacity;

9.	the degree of scrapping or recycling of older vessels, depending, among other things, on scrapping or recycling rates and international scrapping or recycling regulations;

10.	the price of steel and vessel equipment;

11.	product imbalances (affecting level of trading activity) and developments in international trade;

12.	the number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire;

13.	availability of financing for new vessels and shipping activity;

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

The abrupt and dramatic downturn in the dry bulk charter market until the beginning of 2021, from which we derive substantially all of our revenues, severely affected the dry bulk shipping industry and our business. The Baltic Dry Index, or the BDI, a daily average of charter rates for key dry bulk routes published by the Baltic Exchange Limited, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market as well as the performance of the entire dry bulk shipping market and has been very volatile. In 2023, the BDI ranged from a low of 530 on February 16, 2023 to a high of 3,346 on December 4, 2023. During the first months of 2024, BDI ranged from a low of 1,308 on January 17, 2024, to a high of 2,419 on March 18, 2024, and closed at 1,587 on April 10, 2024. There can be no assurance that the dry bulk charter market will continue to improve in the future. The volatility in charter rates in the dry bulk market affects our revenues and operating results and also affects the value of our dry bulk vessels, which follows the trends of dry bulk charter rates.

Volatility in the dry bulk vessel charter market has had and may continue to have additional adverse consequences for our industry and business, including an absence of financing for our vessels, no active secondhand market for the sale of our vessels, charterers seeking to renegotiate the rates for our existing time charters, and widespread loan covenant defaults in the dry bulk shipping industry and any future financings which we may enter into. Accordingly, our financial condition and operating results could be adversely affected, which could in turn cause the value of our common shares being reduced or eliminated.

Global economic conditions may continue to negatively impact the dry bulk shipping industry.

Major market disruptions and adverse changes in market conditions and the regulatory climate in China, the United States, the European Union and worldwide may adversely affect our business.

Chinese dry bulk imports have accounted for the majority of global dry bulk transportation growth annually over the last decade. Accordingly, our financial condition and operating results, as well as our future prospects, would likely be hindered by an economic downturn in any of these countries or geographic regions. In recent years China and India have been among the world’s fastest growing economies in terms of gross domestic product and have been the main driving forces behind increases in shipping trade and the demand for marine transportation. While China, in particular, has enjoyed rates of economic growth significantly above the world average, slowing economic growth rates may reduce the country’s contribution to world trade growth, especially in view of deteriorating real estate property values. If economic growth declines in China, India and other countries in the Asia Pacific region, we may face decreases in shipping trade and demand. The level of imports to and exports from China may also be adversely affected by changes in political, economic, and social conditions (including a slowing of economic growth) or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, internal political instability, changes in currency policies, changes in trade policies and territorial or trade disputes. Furthermore, a slowdown in the economies of the United States or the European Union, or certain other Asian countries may also have adverse impacts on economic growth in the Asia Pacific region. Therefore, a negative change in the economic conditions (including any negative changes resulting from any pandemic) of any of these countries or elsewhere may reduce demand for dry bulk vessels and their associated charter rates, which could have a material adverse effect on our business, financial condition and operating results, as well as our prospects.

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

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. On October 18, 2023, the EPA published a supplemental notice of the proposed rule sharing new ballast water data received from the U.S. Coast Guard (“USCG”) and providing clarification on the proposed rule. The public comment period for the proposed rule ended on December 18, 2023.  Once EPA finalizes the rule (possibly by Fall 2024), USCG must develop corresponding implementation, compliance and enforcement regulations regarding ballast water within two years. While all our vessels are equipped with ballast water treatment system and we believe all our vessels are in compliance with the new regulations, any changes in such regulations could require the installation of new equipment may cause us to incur substantial costs.

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

6.	cargo and property losses and damage; and

7.
business interruptions caused by mechanical failures, human error, war, armed conflicts, terrorist or piracy incidents, political action in various countries, labor strikes or adverse weather conditions.

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

Geopolitical conditions, such as political instability, terrorist or other attacks, war, international hostilities, economic sanctions restrictions, and global public health concerns, may affect the seaborne transportation industry and adversely affect our business.

We are an international shipping company that primarily conducts most of our operations outside the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends, if and when declared, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts.

Currently, the world economy faces a number of challenges, including trade tensions between the United States and China, the armed conflict between Russia and Ukraine and a resultant severe worsening of Russia’s relations with western economies, the slowing economic growth in China, continuing threat of terrorist attacks around the world, continuing instability and conflicts and other ongoing hostilities in the Middle East (such as recent maritime incidents in and around the Red Sea) and other geographic areas and countries.

In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region, in and around the Red Sea with recent attacks on vessels which armed Houthi groups have claimed responsibility for in connection with the recent conflict in the Gaza Strip (these groups have stated that these attacks are a response to the Israel-Hamas conflict), and the Black Sea in connection with the recent conflict in Ukraine. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our future performance, operating results, cash flows and financial position.

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

While Ukraine continued to deploy a number of counter-attacks in 2023 and as of December 2023 held important areas in ground operations, after over two years of fighting Russia still maintains a foothold in a number of key cities and areas. The ongoing conflict could result in the imposition of further economic sanctions or new categories of export restrictions against persons in or connected to Russia. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows. Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures, including as a result of the current conflict between Israel and Hamas.

Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us. This could have a material adverse effect on our business, financial condition and operating results.

In addition, public health threats, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, Japan and South Korea, which may even become pandemics, could lead to a significant decrease of demand for the transportation of dry bulk cargoes. Such events may also adversely impact our operations, including timely rotation of our crews, the timing of completion of any outstanding or future repair works in drydock as well as the operations of our customers. Delayed rotation of crew may adversely affect the mental and physical health of our crew and the safe operation of our vessels as a consequence.

Outbreaks of epidemic and pandemic diseases and governmental responses thereto could adversely affect our business.

Our operations are subject to risks related to pandemics, epidemics or other infectious disease outbreaks and government responses thereto. COVID-19, which was initially declared a pandemic by the World Health Organization on March 11, 2020 and was declared no longer a global health emergency on May 5, 2023, negatively affected economic conditions, supply chains, labor markets, and demand for certain shipped goods both regionally and globally as a result of government efforts to combat the pandemic, including the enactment or imposition of travel bans, quarantines and other emergency public health measures.

The extent to which our business, the global economy and the dry bulk transportation industry may be negatively affected by future pandemics, epidemics or other outbreaks of infectious diseases is highly uncertain and will depend on numerous evolving factors that we cannot predict, including, but not limited to (i) the duration and severity of the infectious disease outbreak; (ii) the imposition of restrictive measures to combat the outbreak and slow disease transmission; (iii) the introduction of financial support measures to reduce the impact of the outbreak on the economy; (iv) volatility in the demand for and price of oil and gas; (v) shortages or reductions in the supply of essential goods, services or labor; and (vi) fluctuations in general economic or financial conditions tied to the outbreak, such as a sharp increase in interest rates or reduction in the availability of credit. We cannot predict the effect that an outbreak of a new COVID-19 variant or strain, or any future infectious disease outbreak, pandemic or epidemic may have on our business, results of operations and financial condition, which could be material and adverse. Organizations across industries, including ours, are rightly focusing on their employees’ well-being, whilst making sure that their operations continue undisrupted and at the same time, adapting to the new ways of operating.

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

While we generally do not bear the cost of fuel for vessels operating on time charters, fuel is a significant factor in negotiating charter rates and the largest expense in our shipping operations when our vessels are off-hire and/or idle. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability as relevant circumstances may arise. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries (the “OPEC”), and other oil and gas producers, war and armed conflicts and other hostilities such as the ongoing conflict between Russia and the Ukraine and Israel and Hamas, the recent maritime incidents in and around the Red Sea, the unrest in oil producing countries and regions, regional production patterns and environmental concerns. Any future increase in the cost of fuel may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

Indicatively, the price of high sulfur fuel and low sulfur fuel has increased significantly as a result of the urgence of the ongoing conflict between Russia and the Ukraine in 2022 but has since decreased as the market adapted to this ongoing conflict, although uncertainty regarding prices’ future direction remains. Any increases to bunker costs for our vessels when off-hire and/or idle have, could have an adverse impact on our operating results and cash flows. This might lead to a decrease in the economic viability of older vessels that lack fuel efficiency and a reduction of useful lives of these vessels.

Worldwide inflationary pressures could negatively impact our results of operations and cash flows.

Over the course of 2022 and 2023, worldwide economies have experienced inflationary pressures, with price increases seen across many sectors globally, though showing signs of de-escalation in 2023 as compared with the previous year. The ongoing effects of inflation in the global economy generally and more specifically in the shipping industry, could result in increased operating, voyage and administrative costs for our vessels. Furthermore, the effects of inflation on the supply and demand of the products we transport could alter demand for our services. Interventions in the economy by central banks in response to inflationary pressures may slow down economic activity, including by altering consumer purchasing habits and reducing demand for the commodities and products we carry, and cause a reduction in trade. As a result, the volumes of goods we deliver and/or charter rates for our vessels may be affected. Any of these factors could have an adverse effect on our business, financial condition, cash flows and operating results.

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

If our vessels suffer damage, they may need to be repaired at a shipyard. The costs for these repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover at all or in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at shipyards is sometimes limited and not all shipyards are conveniently located. We may be unable to find space at a suitable shipyard or our vessels may be forced to travel to a shipyard that is not conveniently located relative to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant shipyards may adversely affect our business and financial condition.

The operation of dry bulk vessels has certain unique operational risks. With a dry bulk vessel, the cargo itself and its interaction with the vessel can be a risk. By their nature, dry bulk cargoes are often heavy, dense and easily shifted, and react badly to water exposure. In addition, dry bulk vessels are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the dry bulk vessel. Dry bulk vessels damaged due to treatment during unloading procedures may be more susceptible to a breach at sea. Hull breaches in dry bulk vessels may lead to the flooding of their holds. If flooding occurs in the forward holds, the bulk cargo may become so waterlogged that the vessel’s bulkheads may buckle under the resulting pressure leading to the loss of the dry bulk vessel. These risks may also impact the risk of loss of life or harm to our crew.

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

None of our vessels called on ports located in countries or territories that are the subject of country-wide or territory-wide sanctions or embargoes imposed by the U.S. government or other applicable governmental authorities (“Sanctioned Jurisdictions”) in 2023 in violation of applicable sanctions or embargo laws. Our contracts with our charterers may prohibit them from causing our vessels to call on ports located in sanctioned countries or territories or carrying cargo for entities that are the subject of sanctions. Although our charterers may, in certain causes, control the operation of our vessels, we have monitoring processes in place reasonably designed to ensure our compliance with applicable economic sanctions and embargo laws. Nevertheless, it remains possible that our charterers may cause our vessels to trade in violation of sanctions provisions without our consent. If such activities result in a violation of applicable sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected.

The applicable sanctions and embargo laws and regulations of these different jurisdictions vary in their application and do not all apply to the same covered persons or proscribe the same activities. In addition, the sanctions and embargo laws and regulations of each jurisdiction may be amended to increase or reduce the restrictions they impose over time, and the lists of persons and entities designated under these laws and regulations are amended frequently. Moreover, most sanctions regimes provide that entities owned or controlled by the persons or entities designated in such lists are also subject to sanctions. The U.S. and EU have enacted new sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have, and in the future will, become the target of sanctions. These require us to be diligent in ensuring our compliance with sanctions laws. Further, the U.S. has increased its focus on sanctions enforcement with respect to the shipping sector. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions or embargoes imposed by the United States, EU, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our operating results may be adversely affected, or we may suffer reputational harm.

As a result of Russia’s actions in Ukraine, the U.S., EU and United Kingdom, together with numerous other countries and self-sanctioning, have imposed significant sanctions on persons and entities associated with Russia and Belarus, as well as comprehensive sanctions on certain areas within the Donbas region of Ukraine, and such sanctions apply to entities owned or controlled by such designated persons or entities. EU and countries, such as Canada and the United Kingdom, have also broadly prohibited Russian-affiliated vessels from entering their waters and/or ports. These sanctions adversely have altered trade patterns across the shipping industry and thus, affect our ability to operate in the region and also restrict parties whose cargo we may carry.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2023 and up to the date of this annual report, and intend to maintain such compliance, there can be no assurance that we or our charterers will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business and could result in our reputation and the markets for our securities to be adversely affected and/or in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our shares may adversely affect the price at which our shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities that are controlled by the governments of countries or territories that are the subject of certain U.S. sanctions or embargo laws, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are related to those countries or territories or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in countries or territories that we operate in. Any of these factors could adversely affect our business, financial condition, and operating results.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels may call in ports in areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, operating results, cash flows and financial condition.

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

If the market value of our vessels decline, we may not be able to comply with certain covenants contained in any future loan facilities we enter into and we may not be able to incur debt on terms that are acceptable to us or at all or to refinance any debt we may have in the future.

Furthermore, if we sell any of our owned vessels at a time when prices are depressed, our business, operating results, cash flow and financial condition could be adversely affected. Moreover, if we sell a vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s carrying amount in our financial statements, resulting in a loss and a reduction in earnings. In addition, if vessel values decline, we may have to record an impairment adjustment in our financial statements which could adversely affect our financial results.

We charter our vessels on time charter trips with short to medium duration in a volatile shipping industry and a decline in charter hire rates could affect our results of operations and our ability to pay dividends.

Although significant exposure to time charter trips with short to medium duration is not unusual in the dry bulk shipping industry, the time charter market is highly competitive and spot market charter hire rates (which affect time charter rates) may fluctuate significantly based upon available charters and the supply of, and demand for, seaborne shipping capacity. While the short-term to medium-term time charter market may enable us to benefit in periods of increasing charter hire rates, we must consistently renew our charters and this dependence makes us vulnerable to declining charter rates. As a result of the volatility in the dry bulk carrier charter market, we may not be able to employ our vessels upon the termination of their existing charters at favorable charter hire rates or at all. The dry bulk carrier charter market is volatile, and in the recent past, charter market rates for time charter trips with short to medium duration and spot voyages for some dry bulk carriers declined below the operating costs of those vessels before rising. We cannot assure you that future charter hire rates will enable us to operate our vessels profitably, or to pay dividends, if and when declared.

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

As our business grows, we intend to acquire additional vessels from related or unaffiliated parties. Our future growth will primarily depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

•	identify suitable vessels and/or shipping companies for acquisitions at attractive prices;

•	realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements from past acquisitions;

•	obtain required financing for our existing and new operations;

•	integrate any acquired vessels, assets or businesses successfully with our existing operations, including obtaining any approvals and qualifications necessary to operate vessels that we acquire;

•	ensure, either directly or through our managers, that an adequate supply of qualified personnel and crew are available to manage and operate our growing business and fleet;

•	improve our operating, financial and accounting systems and controls; and

•	cope with competition from other companies, many of which have significantly greater financial resources than we do and may reduce our acquisition opportunities or cause us to pay higher prices.

A failure to effectively identify, acquire, develop and integrate any vessels could adversely affect our business, financial condition, investor sentiment and operating results. Finally, acquisitions may require additional equity issuances, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares, or debt issuances (with amortization payments), both of which could lower our available cash. If any such events occur, our financial condition may be adversely affected.

We operate secondhand vessels with an age above the industry average which may lead to increased technical problems for our vessels, higher operating expenses, affect our ability to finance and profitably charter our vessels, to comply with environmental standards and future maritime regulations and result in a more rapid deterioration in our vessels’ market and book values.

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

Our fleet consists of five vessels in operation, having a combined carrying capacity of 572,599 dwt and a weighted average age of 19.0 years as of the date of this annual report. In general, the cost of maintaining a vessel in good operating condition and operating it increases with the age of the vessel, because, amongst other things:

•
as our vessels age, typically, they become less fuel-efficient and more costly to maintain than more recently constructed vessels due to improvements in design, engineering, technology and due to increased maintenance requirements;

•	cargo insurance rates increase with the age of a vessel, making our vessels more expensive to operate;

•
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

Due to the age of our fleet, we may not be able to obtain external financing at reasonable terms or at all as our vessels may be seen as less valuable collateral.

We face competition from companies with more modern vessels with more fuel-efficient designs than our vessels (‘‘eco-vessels’’). If new vessels are built that are more efficient or more flexible or have longer physical lives than even the current eco-vessels, competition from the current eco-vessels and any more technologically advanced vessels could adversely affect the amount of charter payments we receive for our vessels once their charters expire and the resale value of our vessels could significantly decrease.

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

Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. However, our Chairperson and Director, Mrs. Semiramis Paliou, also serves as Chief Executive Officer and a Director of Diana Shipping; our Director, Mr. Eleftherios Papatrifon, also serves as a Director of Diana Shipping; our Director, Mr. Ioannis Zafirakis, also serves as Chief Strategy Officer, Chief Financial Officer, Treasurer and a Director of Diana Shipping; and our Chief Corporate Development and Governance Officer and Secretary, Ms. Margarita Veniou, also serves as Chief Corporate Development, Governance & Communications Officer of Diana Shipping. Mrs. Paliou, Mr. Papatrifon and Mr. Zafirakis also serve on our Executive Committee. As a result, Mrs. Paliou, Mr. Papatrifon, Mr. Zafirakis and Ms. Veniou have fiduciary duties to manage the business of Diana Shipping and its affiliates in a manner beneficial to such entities and their shareholders. Consequently, they may encounter situations in which their fiduciary obligations to Diana Shipping and us are in conflict. We use our best efforts to cause compliance with all applicable laws and regulations in addressing such conflicts of interest. Certain of our executive officers and certain of our directors participate in business activities not associated with us and are not required to work full-time on our affairs. Our executive officers may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to the shareholders of other companies with which they may be affiliated, including Diana Shipping. Their other business activities may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest will be resolved in our favor. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We depend entirely on DWM and Steamship to provide the management of our fleet. The termination of our arrangements with DWM or Steamship, or DWM’s or Steamship’s failure to perform their obligations under our management agreements with them, may temporarily adversely affect our operations.

Our operational success and ability to execute our growth strategy depends significantly upon the satisfactory and continued performance of these services by our managers, as well as their reputations. DWM or Steamship may fail to perform their obligations to us or may terminate their management agreements with us other than in accordance with the terms of our management agreements with them, either of which could adversely affect our operations during the process of identifying a replacement for DWM or Steamship (as applicable) and have a material adverse effect on our financial condition and results of our operations.

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

Moreover, our risk of cyber-attacks and other sources of security breaches and incidents may be elevated as a result of the ongoing conflicts between Russia and Ukraine and Israel-Hamas. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions, such developments could adversely affect our business, operating results and financial condition. At this time, it is difficult to assess the likelihood of such threat and any potential impact.

In July 2023, the SEC adopted amendments to its rules on cybersecurity risk management, strategy, governance, and incident disclosure. The amendments require us to report material cybersecurity incidents involving our information systems and periodic reporting regarding our policies and procedures to identify and manage cybersecurity risks, amongst other disclosures. For more information, please refer to Item “16K. Cybersecurity”, of this annual report.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. In July 2023, nations at the International Maritime Organization’s Marine Environment Protection Committee (“MEPC”) updated the initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies —levels of ambition to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 20% by 2030, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 70% by 2040 compared to 2008 while pursuing efforts towards phasing them out entirely.

Since January 1, 2020, ships have to either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position. In order to comply with the sulfur cap regulation issued on January 1, 2020, related to the control of sulfur in the emissions, our vessels are currently using very low sulfur fuel oil with less than 0.5% sulfur.

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

Increasing scrutiny and changing expectations from investors, banks, and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, banks and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

In February 2021, the Acting Chair of the U.S. Securities and Exchange Commission (the “SEC”) issued a statement directing the Division of Corporation Finance to enhance its focus on climate-related disclosure in public company filings and in March 2021 the SEC announced the creation of a Climate and ESG Task Force in the Division of Enforcement (the “Task Force”). The Task Force’s goal is to develop initiatives to proactively identify ESG-related misconduct consistent with increased investor reliance on climate and ESG-related disclosure and investment. To implement the Task Force’s purpose, the SEC has taken several enforcement actions, with the first enforcement action taking place in May 2022, and proposed new rules. On March 21, 2022, the SEC proposed that all public companies are to include extensive climate-related information in their SEC filings. On May 25, 2022, SEC proposed a second set of rules aiming to curb the practice of “greenwashing” (i.e., making unfounded claims about one’s ESG efforts) and would add proposed amendments to rules and reporting forms that apply to registered investment companies and advisers, advisers exempt from registration, and business development companies. On March 6, 2024, the SEC adopted final rules to require registrants to disclose certain climate-related information in SEC filings of all public companies. The final rules require companies to disclose, among other things: material climate-related risks; activities to mitigate or adapt to such risks; information about the registrant’s board of directors’ oversight of climate-related risks and management’s role in managing material climate-related risks; and information on any climate-related targets or goals that are material to the registrant’s business, results of operations, or financial condition. Further, to facilitate investors’ assessment of certain climate-related risks, the final rules require disclosure of Scope 1 and/or Scope 2 greenhouse gas (GHG) emissions on a phased-in basis when those emissions are material; the filing of an attestation report covering the required disclosure of such registrants’ Scope 1 and/or Scope 2 emissions, also on a phased-in basis; and disclosure of the financial statement effects of severe weather events and other natural conditions including, for example, costs and losses. The final rules include a phased-in compliance period for all registrants, with the compliance date dependent on the registrant’s filer status and the content of the disclosure. However, on March 15, 2024, the U.S. Court of Appeals for the Fifth Circuit granted an administrative stay on the SEC’s recent climate disclosure rule.

We may face increasing pressures from investors, future lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

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

As part of our current business strategy to increase our fleet, we may build new or acquire secondhand vessels. While we rigorously inspect secondhand vessels prior to purchase, this does not provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Accordingly, we may not discover defects or other problems with secondhand vessels prior to purchasing or chartering-in or may incur costs to terminate a purchase agreement. Any such hidden defects or problems may require us to put a vessel into extensive repairs or drydock, which would reduce our average fleet utilization and increase our operating costs. If a hidden defect or problem is not detected, it may result in accidents or other incidents for which we may become liable to third parties.

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

The operation of dry bulk vessels and transportation of dry bulk cargoes is extremely competitive and fragmented. Competition for the transportation of dry bulk cargoes by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Due in part to the highly fragmented market, competitors with greater resources than us could enter the dry bulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and more modern vessels than we are able to offer. If we are unable to successfully compete with other dry bulk shipping companies, our results of operations may be adversely impacted.

We may be unable to retain and recruit qualified key executives, key employees or key consultants, which may delay our development efforts or otherwise harm our business.

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

We procure insurance for our fleet against risks commonly insured by vessel owners and operators. Our current insurance includes hull and machinery insurance, war risk insurance, protection and indemnity insurance (which includes environmental damage and pollution insurance) and freight, demurrage and defense insurance. We procure insurance for our vessels against those risks that we believe the shipping industry commonly insures against. Despite the above policies, we may not be insured in amounts sufficient to address all risks and we or an intermediary may not be able to obtain adequate insurance coverage for our vessels in the future or may not be able to obtain certain coverage at reasonable rates. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a total loss. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs. Any of these factors could have a material adverse effect on our financial condition.

We are exposed to U.S. dollar and foreign currency fluctuations and devaluations that may adversely affect our results of operations.

We generate all of our revenues in U.S. dollars and most of our expenses are in U.S. dollars. Although our expenses are not significantly affected by fluctuations in exchange rates, they may be affected in the future and this could affect the amounts of net income that we report in future periods. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may employ such instruments from time to time in the future in order to minimize any such risk. Our use of financial derivatives would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our financial condition and results of operations.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our operating results and financial performance.

Historically, a small number of charterers have accounted for a significant part of our revenues. Indicatively, for 2023 and 2022, we derived 51% and 57%, respectively, of our consolidated operating revenues from three and four charterers, respectively. Our charters may be terminated early due to certain events, such as a client’s failure to make payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform their obligations under a charter with us depends on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping industry, prevailing prices for the commodities and products which we transport and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and could sustain losses. In addition, if we lose an existing client, it may be difficult for us to promptly replace the revenue we derived from that counterparty. Any of these factors could have a material adverse effect on our business, financial condition, cash flows and operating results.

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

We are a holding company, and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our obligations depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, we may not be able to satisfy our obligations.

We hold a minority interest in certain transactions and our views about the operations of those vessels may differ from our partners and adversely affect our interest in the investment.

We agreed to invest, as a minority interest holder, in the construction of two methanol-ready, stainless steel chemical tankers. As a minority interest holder in this investment, our partners may have interests that are different from ours which may result in conflicting views as to the operation the vessels  and we may not be able to control the operation of these vessels when delivered or otherwise operate the company in which we have invested in a manner that we believe to be most profitable to its equity holders. However, there can be no assurance that we will complete this investment successfully or identify any similar successful opportunities in the future.

In addition, although we do not expect to initially control the commercial or technical management of the stainless-steel chemical tankers that we have agreed to invest in, to the extent that we do manage them in the future, our management does not have experience managing tanker vessels and we may not be successful in operating the vessels.

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

Our current operating and financial systems may not be adequate if we further expand the size of our fleet and our attempts to improve those systems may be ineffective. In addition, if we expand our fleet further, we will need to recruit suitable additional seafarers and management personnel. While we have not experienced any difficulty in recruiting to date, we cannot guarantee that we will be able to continue to hire suitable employees if we expand our fleet. If we or our crewing agents encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to grow our financial and operating systems or to recruit suitable employees, should we determine to expand our fleet, our financial performance may be adversely affected, among other things.

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

If the Company is not entitled to exemption under Section 883 for any taxable year, the Company, as applicable, could be subject for those years to an effective 2% United States federal income tax on the shipping income such company derives during the year that is attributable to the transport or cargoes to or from the United States. The imposition of this taxation might have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders. See “Item 10. Additional Information—E. Taxation” for a more comprehensive discussion of United States federal income tax considerations.

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

Based on our method of operations, we do not expect to be a PFIC with respect to any taxable year. In this regard, it is expected that gross income derived or are deemed to have been derived from time chartering activities will be treated as services income, rather than rental income. Accordingly, it is expected that income from time chartering activities should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income should not constitute passive assets.

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

Based on our current and expected composition and our respective subsidiaries’ assets and income, it is not anticipated that we will be treated as a PFIC this taxable year. Actual PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year. Accordingly, there can be no assurances regarding our status as a PFIC for the current taxable year or any future taxable year. See the discussion in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation— Passive Foreign Investment Company Status and Significant Tax Consequences”. Our United States shareholders are urged to consult with their own tax advisors regarding the possible application of the PFIC rules.

Changes in tax laws and unanticipated tax liabilities could materially and adversely affect the taxes we pay, results of operations and financial results.

We are subject to income and other taxes in the United States and foreign jurisdictions, and our results of operations and financial results may be affected by tax and other initiatives around the world. For instance, there is a high level of uncertainty in today’s tax environment stemming from global initiatives put forth by the Economic Co-operation and Development’s (“OECD”) two-pillar base erosion and profit shifting project. In October 2021, members of the OECD put forth two proposals: (i) Pillar One reallocates profit to the market jurisdictions where sales arise versus physical presence; and (ii) Pillar Two compels multinational corporations with €750 million or more in annual revenue to pay a global minimum tax of 15% on income received in each country in which they operate. The reforms aim to level the playing field between countries by discouraging them from reducing their corporate income taxes to attract foreign business investment. Over 140 countries agreed to enact the two-pillar solution to address the challenges arising from the digitalization of the economy and, in 2024, these guidelines were declared effective and must now be enacted by those OECD member countries. It is possible that these guidelines, including the global minimum corporate tax rate measure of 15%, could increase the burden and costs of our tax compliance, the amount of taxes we incur in those jurisdictions and our global effective tax rate, which could have a material adverse impact on our results of operations and financial results.

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

Risks Relating to our Securities

We do not have a declared dividend policy and cannot assure you that our board of directors will declare dividend payments in the future.

The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. We do not have a declared dividend policy and if the Board determines to declare cash dividends on our common and preferred shares, or certain other securities, the timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms, or at all, as contemplated by our growth strategy, and the provisions of Marshall Islands law affecting the payment of dividends. In addition, other external factors, such as our future lenders imposing restrictions on our ability to pay dividends under the terms of future loan facilities we may enter into, may limit our ability to pay dividends.

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

In addition, our ability to pay dividends to holders of our common shares will be subject to the rights of holders of our Series C Preferred Stock and our Series D Preferred Stock (and other preferred stock we have issued, or will issue in the future, with dividend rights ranking higher than our common shares), which in each case do or might rank prior to our common shares with respect to dividends, distributions and payments upon liquidation. No cash dividend may be paid on our common stock unless full cumulative dividends have been or contemporaneously are being paid or provided for on all outstanding shares of Series C Preferred Stock and Series D Preferred Stock (and other preferred stock we have issued, or will issue in the future, with dividend rights ranking higher than our common shares) for all prior and the then-ending dividend periods. Cumulative dividends on our shares of Series C Preferred Stock and Series D Preferred Stock accrue at a rate of 8.0% and 7.0% per annum, respectively, at a stated liquidation preference of $1,000 per Series C and Series D Preferred Share and are payable in cash or, at our election, in kind, quarterly on January 15, April 15, July 15 and October 15 of each year, or, if any such dividend payment date otherwise would fall on a date that is not a business day, the immediately succeeding business day.

If we do not have sufficient cash to pay dividends on our Series C Preferred Stock and Series D Preferred Stock when due, we may suffer adverse consequences.

Dividends to holders of our shares of Series C Preferred Stock and Series D Preferred Stock will be paid in cash or, at our election, in kind. If we do not have sufficient cash to pay dividends to holders of shares of Series C Preferred Stock and/or Series D Preferred Stock or otherwise elect to pay dividends on our Series C Preferred Stock and/or Series D Preferred Stock in kind, in the form of additional shares of common stock, then such issuance of additional shares of common stock will result in dilution to our existing shareholders and in additional dividend payment obligations of the Company going forward in periods when our board of directors determines to declare common share dividends. In addition, a failure to pay dividends on our Series C Preferred Stock and/or Series D Preferred Stock when due will adversely affect our ability to utilize shelf registration statements to sell our securities, which may be an important fund-raising avenue for us in the future.

Shares of our Series C and Series D Preferred Stock are convertible into our Common Shares, and our Series E Preferred Stock are contingently exercisable into our Common Shares, which could have an adverse effect on the value of our Common Shares.

Shares of our Series C and Series D Preferred Stock are convertible, in whole or in part, at their holder’s option, to shares of our common stock at any time. In addition, shares of Series E Preferred Stock may be convertible into shares of our common stock upon the occurrence of certain events. The conversion of our Series C or Series D Preferred Stock, or under limited circumstances, our Series E Preferred Stock, could result in dilution to our existing shareholders at the time of conversion. Accordingly, the existence of the Series C and Series D Preferred Stock and the ability of a holder to convert the shares of these shares of preferred stock into shares of our common stock could have a material adverse effect on the value of our common stock.

The market prices and trading volume of our shares of common stock has and may continue to experience rapid and substantial price volatility, which could cause purchasers of our common stock to incur substantial losses.

The market prices and trading volume of shares of common stock of other small publicly traded companies with a limited number of shares available to purchasers, have experienced recently and over the years rapid and substantial price volatility unrelated to the financial performance of those companies. Similarly, shares of our common stock have and may continue to experience similar rapid and substantial price volatility unrelated to our financial performance, which could cause purchasers of our common stock to incur substantial losses, which may be unpredictable and not bear any relationship to our business and financial performance. Extreme fluctuations in the market price of our common stock may occur in response to strong and atypical retail investor interest, including on social media and online forums, the direct access by retail investors to broadly available trading platforms, the amount and status of short interest in our common stock and our other securities, access to margin debt, trading in options and other derivatives on our shares of common stock and any related hedging and other trading factors:

If there is extreme market volatility and trading patterns in our common stock, it may create several risks for purchasers of our shares, including the following:

•	the market price of our common stock may experience rapid and substantial increases or decreases unrelated to our operating performance or prospects, or macro or industry fundamentals;

•
if our future market capitalization reflects trading dynamics unrelated to our financial performance or prospects, purchasers of our common stock could incur substantial losses as prices decline once the level of market volatility has abated;

•
if the future market price of our common stock declines, purchasers of shares of common stock may be unable to resell such shares at or above the price at which they acquired them. We cannot assure such purchasers that the market of our common stock will not fluctuate or decline significantly in the future, in which case investors could incur substantial losses.

Further, we may incur rapid and substantial increases or decreases in our common stock price in the foreseeable future that may not coincide in timing with the disclosure of news or developments by or affecting us. Accordingly, the market price of our common stock may fluctuate dramatically, and may decline rapidly, regardless of any developments in our business. Overall, there are various factors, many of which are beyond our control, that could negatively affect the market price of our common stock or result in fluctuations in the price or trading volume of our common stock, including but not limited to:

•	actual or anticipated variations in our annual or quarterly results of operations, including our earnings estimates and whether we meet market expectations with regard to our operating results;

•	our ability to pay dividends or other distributions;

•	publication of research reports by analysts or others about us or the shipping industry in which we operate which may be unfavorable, inaccurate, inconsistent or not disseminated on a regular basis;

•	changes in market valuations of similar companies;

•	our continued compliance with Nasdaq’s listing standards;

•	market reaction to any additional equity, debt or other securities that we may issue in the future, and which may or may not dilute the holdings of our existing stockholders;

•	additions or departures of key personnel;

•	actions by institutional or significant stockholders;

•	short interest in our common stock or our other securities and the market response to such short interest;

•	the dramatic increase in the number of individual holders of our common stock and their participation in social media platforms targeted at speculative investing;

•	speculation in the press or investment community about our company or industries in which we operate;

•	strategic actions by us or our competitors, such as acquisitions or other investments;

•	legislative, administrative, regulatory or other actions affecting our business, our industry;

•	investigations, proceedings, or litigation that involve or affect us;

•	the occurrence of any of the events described as in other risk factors included in this annual report; and

•	general market and economic conditions.

We may not be able to maintain compliance with Nasdaq’s continued listing requirements.

Our common stock is listed on the Nasdaq Capital Market. If we fail to maintain compliance with all applicable continued listing requirements for Nasdaq, such as the minimum $1.00 per share bid price requirement, and Nasdaq determines to delist our common stock, the delisting could adversely affect the market liquidity of our common stock, our ability to obtain financing, repay any debt we may incur in the future and fund our operations. In addition, our ability to raise additional capital through equity or debt financing would be greatly impaired. A suspension or delisting may also breach the terms of certain of our material contracts.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law, thus, you may have more difficulty protecting your interests than shareholders of a U.S. corporation.

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

EU Finance ministers rate jurisdictions for tax rates and tax transparency, governance and real economic activity. Countries that are viewed by such finance ministers as not adequately cooperating, including by not implementing sufficient standards in respect of the foregoing, may be put on a “grey list” or a “blacklist”. Effective as of October 17, 2023, the Marshall Islands has been designated as a cooperating jurisdiction for tax purposes. If the Marshall Islands is added to the list of non-cooperative jurisdictions in the future and sanctions or other financial, tax or regulatory measures were applied by European Member States to countries on the list or further economic substance requirements were imposed by the Marshall Islands, our business could be harmed.

Certain of our affiliates hold certain of our common shares and certain of our Preferred Shares that, together, allow them to exert considerable influence over matters on which our shareholders are entitled to vote.

In connection with the contribution of the OceanPal Inc. Predecessors to us by Diana Shipping, we issued 500,000 shares of Series B Preferred Stock to Diana Shipping. These shares of Series B Preferred Stock (the “Series B Preferred Stock”) vote with our common shares and each share of Series B Preferred Stock entitles the holder thereof to the right to cast a number of votes for all matters on which our shareholders are entitled to vote of up to 34% of the total number of votes entitled to vote on all matters submitted to a vote of our common shareholders, subject to certain limitations that prevent Diana Shipping from exercising more than 49% of the aggregate voting authority derived from any voting security then held by Diana Shipping on any matter put to shareholders. In addition, in connection with the contribution, Diana Shipping also received 10,000 shares of our Series C Preferred Stock (the “Series C Preferred Stock”), which are convertible into common shares at Diana Shipping’s option following the first anniversary of the original issue date (i.e. November 29, 2021), at a conversion price equal to the lesser of $1,300.00 and the 10-trading day trailing VWAP of our common shares, subject to certain adjustments. On October 17, 2023, Diana Shipping exercised its right to convert an aggregate of 9,793 shares of our Series C Preferred Stock, following which conversion, Diana Shipping as of April 10, 2024 owned 48.97% of our issued and outstanding shares of common stock and holds 207 shares of our Series C Preferred Stock. Through its beneficial ownership of common shares of Series B Preferred Stock, Diana Shipping is able to establish a quorum at any shareholder meeting. While Diana Shipping has no agreement, arrangement or understanding relating to the voting of its common shares or shares of Series B Preferred Stock, it is able to influence the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. In addition, an entity controlled by our Chairperson, also has the ability to cause the vote of up to 15% of the total number of votes entitled to vote on all matters submitted to a vote of our common shareholders through the ownership of our issued and outstanding Series E Preferred Shares. For more information, please see “Item 7B. Related Party Transactions —Issuance of Series E Preferred Stock.”. This concentration of ownership may have the effect of delaying, deferring, or preventing a change in control, merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our shares. So long as Diana Shipping continues to have a significant interest on us, even though the amount is less than 50% of our voting power, it will continue to be able to exercise considerable influence over our decisions. The interests of Diana Shipping may be different from your interests.

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

As of April 10, 2024, we had outstanding Class A warrants under the January 2022 Offering (refer to discussion in Item 4.  Information on the Company under the section “History and Development of the Company” below) that may obligate us to issue up to an additional of 72,370 common shares, and outstanding Class B warrants under the 2023 Registered Direct Offering that may obligate us to issue up to an additional of 750,000 common shares, or of 822,370 common shares in the aggregate, upon the exercise of these warrants in full. In addition, we may issue additional shares of common stock upon the conversion of one or more series of our preferred shares and may issue additional securities in the future for any purpose and for such consideration and on such terms and conditions as we may determine appropriate or necessary, including in connection with equity awards, financings or other strategic transactions. In addition, our stockholders may elect to sell large numbers of shares held by them from time to time.

Our amended and restated articles of incorporation authorize us to issue up to 1,000,000,000 shares of common stock, of which 7,451,977 shares were issued and outstanding as of April 10, 2024. The number of shares of common stock available for sale in the public market will be limited by restrictions applicable under securities laws.

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

These provisions include:

•	authorizing our board of directors to issue “blank check” preferred stock without shareholder approval;

•	providing for a classified board of directors with staggered, three-year terms;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding shares of our common stock entitled to vote for the directors;

•	prohibiting shareholder action by written consent;

•	limiting the persons who may call special meetings of shareholders; and

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

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

Item 4.	Information on the Company

A.	History and Development of the Company

OceanPal Inc. was incorporated by Diana Shipping (NYSE: DSX) under the laws of the Republic of the Marshall Islands on April 15, 2021 to serve as the holding company of the three former vessel owning subsidiaries that were contributed to us by Diana Shipping (the “OceanPal Inc. Predecessors”), together with $1.0 million in working capital, in connection with the distribution by us of all of the 44,101 issued and outstanding common stock to Diana Shipping’s shareholders on November 29, 2021 (the “Spin-Off”). In connection with the Spin-Off, Diana Shipping received 500,000 shares of our Series B Preferred Stock and 10,000 shares of our 8.0% Series C Preferred Stock. Our common stock trades on the Nasdaq Capital Market under the ticker symbol “OP” since November 30, 2021.

We and Diana Shipping are independent publicly traded companies with separate independent boards of directors. All references in this annual report to us for periods prior to the Spin-Off refer to the OceanPal Inc. Predecessors. Effective December 22, 2022, and June 8, 2023, we effected a 1-for-10 and a 1-for-20 reverse stock split, respectively, on our common stock. All share and per share amounts disclosed herein, give effect to these reverse stock splits retroactively, for all periods presented, unless indicated otherwise.

We are an independent provider of worldwide ocean-going transportation services. As of the date of this annual report, we own and operate five dry bulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers with a total cargo carrying capacity of approximately 572,599 dwt. We intend to expand our fleet in the future and may acquire additional dry bulk carriers as well as vessels in other sectors based on our assessment of market conditions. We intend to acquire additional vessels principally in the secondhand market, including acquisitions from unrelated third parties, and we may also acquire additional vessels from Diana Shipping or other related parties, provided that such related party acquisitions are negotiated and conducted on an arms-length basis. Diana Shipping has granted us a right of first refusal over six identified dry bulk carriers owned by Diana Shipping on the Spin-Off date. As of the date of this annual report, one of the six identified vessels from Diana Shipping remains available for our purchase. Pursuant to this right of first refusal, we have the right, but not the obligation, to purchase this identified vessel when and if Diana Shipping determines to sell the vessel at fair market value at the time of sale. See “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions.” We may also enter into newbuilding contracts to the extent that we believe they present attractive opportunities.

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

January 2022 Offering

On January 25, 2022, we closed an underwritten public offering of 15,571,429 units at a price of $0.77 per unit, 200 units consisting of one share of our common stock (or 200 pre-funded warrants in lieu of one share of our common stock) and 200 Class A warrants to purchase one share of our common stock. In addition, certain selling shareholders affiliated with us (the “Selling Shareholders”) sold an aggregate of 3,143 shares of common stock in the offering. Each of the 3,143 shares of common stock sold by the Selling Shareholders on the primary offering, was delivered to the underwriters with 200 additional Class A warrants to purchase one share of common stock (sold by us), on a firm commitment basis. In addition, the underwriter for the offering fully-exercised its option to purchase an additional 5,743 common shares from the Selling Shareholders and 6,407 common shares, along with 2,430,000 Class A warrants from us to purchase 12,150 shares of common stock. Each of the 5,743 shares of common stock sold by the Selling Shareholders upon exercise of the underwriters’ over-allotment option, was sold with 200 Class A warrants (sold by us) to purchase one share of our common stock, on a firm commitment basis. All pre-funded warrants related to this offering were exercised during 2022, whereas, as of April 10, 2024, Class A warrants to purchase 72,370 common shares remained available for exercise at an exercise price of $154.00 per share. The gross proceeds of the offering to us, before underwriting discounts and commissions and estimated offering expenses, were approximately $16.19 million (including the exercise of the overallotment option, the exercise of 4,156,000 Class A warrants to purchase 20,780 shares of common stock, and the exercise of all pre-funded warrants). We did not receive any of the proceeds from the sale of common shares by the Selling Shareholders and we only received the proceeds for the Class A warrants sold together with the Selling Shareholders’ shares of common stock. We refer to this offering as the “January 2022 Offering.”

2023 Registered Direct Offering and Concurrent Private Placement

On February 10, 2023, we issued 15,000,000 units with each twenty units consisting of one share of common stock (or twenty pre-funded warrants in lieu of one share of our common stock) and twenty Class B Warrants. We also offered to each purchaser, with respect to the purchase of units that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% of our outstanding common stock immediately following the consummation of this offering, the opportunity to purchase twenty pre-funded warrants in lieu of one share of common stock. Each twenty pre-funded warrants were exercisable for one share of common stock at an exercise price of $0.20 per share. As of December 31, 2023, all the pre-funded warrants related to this offering have been exercised, and, further, as of April 10, 2024, all Class B warrants to purchase 750,000 common shares remained available for exercise at an exercise price of $20.20 per share. The gross proceeds of the offering to us, before deducting for placement agency fees and estimated offering expenses, including the exercise of pre-funded warrants, were approximately $15.16 million as of the date of this annual report. We refer to this offering as the “February 2023 Registered Direct Offering” Also, on the same date, we sold to each purchaser of the units, 15,000,000 unregistered privately placed warrants, to purchase up to an aggregate of 750,000 shares of our common stock at an exercise price of $20.20 per share. On February 23, 2023, we filed with the SEC a resale registration agreement in Form F-1 regarding the privately placed warrants which was declared effective on March 8, 2023. All the privately placed warrants were exercised by September 29, 2023. We did not receive any proceeds from the exercise of the privately placed warrants since these were exercised on an alternative cashless basis, resulting to the issuance of 562,501 shares of common stock. We refer to this offering as the “Concurrent Private Placement” or the “Selling Shareholders Registration Statement”.

Acquisition of vessel

On February 1, 2023, we, through one of our wholly owned subsidiaries, entered into a memorandum of agreement with Diana Shipping to acquire a 2005-built Panamax vessel, the m/v Melia, for a total consideration of $14.0 million. Of the purchase price, $4.0 million, was paid in cash upon signing of the memorandum of agreement, and the remaining amount of $10.0 million was paid upon delivery of the vessel to us in 13,157 shares of our Series D Preferred Stock. Our purchase of this vessel was made pursuant to our exercise of a right of first refusal granted to us by Diana Shipping on six identified vessels based on an agreement dated November 8, 2021. The vessel was delivered to us on February 8, 2023. The acquisition of the vessel was approved by a committee of independent members of our Board of Directors. For additional information, please see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Diana Shipping Right of First Refusal.”

2021 Equity Incentive Plan

On March 7, 2023, and February 21, 2024, our Board of Directors approved the award of 3,332 shares and 3,332 shares, respectively, of Series C Preferred Stock to our directors, pursuant to our 2021 Equity Incentive Plan, as amended and restated (the “2021 Equity Incentive Plan”), as an annual incentive bonus. The fair value of each of the preferred stock awards under the 2021 Equity Incentive Plan, was determined based on an independent third-party valuation.

On April 10, 2024, we further amended and restated our 2021 Equity Incentive Plan so that the maximum aggregate number of shares of common stock that may be delivered pursuant to awards granted under the 2021 Equity Incentive Plan, is 2,000,000.

Nasdaq Minimum Bid Price Compliance

On March 27, 2023, we received a written notification from Nasdaq indicating that because the closing bid price of our common shares for the last 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement under Nasdaq rules. On June 8, 2023, we effected a 1-for-20 reverse split of our common stock and, at the opening of trading of the same day, our common stock began trading on a split-adjusted basis on the Nasdaq Capital Market. The reverse stock split was approved by our shareholders at our 2023 Annual Meeting of Shareholders held on May 3, 2023. The one-for-twenty ratio was approved by our Board on May 24, 2023. Our Board has the authority to effect one or more additional reverse stock splits on our issued shares of common stock, pursuant to the shareholder approval granted on May 3, 2023, in the aggregate ratio of not more than 1-for-250, with the exact ratio to be determined by the Board in its discretion. As of June 22, 2023, our common stock remained at $1.00 per share or higher for ten consecutive days. As such, on June 23, 2023, we received a letter from the Nasdaq Capital Market confirming that we regained compliance with the minimum bid price requirement. As a result of this reverse stock split, there was no change in the number of authorized shares or the par value of our common stock.

Post-Effective Amendment to Form F-1 on Form F-3

On April 10, 2023, we filed a single prospectus as part of a registration statement on Form F-3 (the “Registration Statement”) to update and supplement information contained in the Prior Registration Statements (as defined below). Pursuant to Rule 429 under the Securities Act, the prospectus included in the Registration Statement is a combined prospectus relating to (i) the registration statement on Form F-1 originally filed with the SEC on January 12, 2022, which was declared effective on January 20, 2022 (the January 2022 Registration Statement”), (ii) the registration statement on Form F-1 originally filed with the SEC on April 7, 2022, which was declared effective on February 8, 2023 (the “February 2023 Registration Statement”) and (iii) the Selling Shareholders Registration Statement, or the “Prior Registration Statements”).

This Post-Effective Amendment to Form F-1 on Form F-3 (the “Post-Effective Amendment”) constitutes Post-Effective Amendment No. 3 to the January 2022 Registration Statement, Post-Effective Amendment No. 1 to the February 2023 Registration Statement and Post-Effective Amendment No. 1 to the Selling Shareholders Registration Statement and was filed in order to convert the Prior Registration Statements into a registration statement on Form F-3.

Filing of Shelf Registration Statement on form F-3

On June 30, 2023, we filed a prospectus as part of a shelf registration statement on Form F-3, under which we may sell, from time to time, our common stock (including related preferred stock purchase rights), preferred stock, debt securities, warrants, purchase contracts, rights and units described in the prospectus in one or more offerings up to a total dollar amount of $250.0 million. The SEC declared the shelf registration statement effective on July 14, 2023.

Issuance of Series E Preferred Stock

On March 20, 2023, we issued 1,200 shares of our newly-designated Series E Preferred Stock (the “Series E Preferred Stock”), par value $0.01 per share, to an affiliated company of our Chairperson, Mrs. Semiramis Paliou, for a purchase price of $35,000. This transaction was evaluated by a financial advisor engaged to evaluate the transaction and deliver an opinion as to the financial fairness and the fair value of such consideration. The Series E Preferred Stock has no dividend or liquidation rights. The Series E Preferred Stock votes with the shares of common stock of the Company, and each share of the Series E Preferred Stock entitles the holder thereof to up to 25,000 votes, on all matters submitted to a vote of the stockholders of the Company, subject up to 15% of the total number of votes entitled to be cast on matters put to shareholders of the Company. The Series E Preferred Stock is convertible, at the election of the holder, in whole or in part, into shares of our common stock at a conversion price equal to the 10-trading day trailing VWAP of our common stock, subject to certain adjustments, commencing at any time after (i) the cancellation of all of our Series B Preferred Stock or (ii) the transfer for all of our Series B Preferred Stock (collectively, a “Series B Event”). The 15% limitation discussed above, shall terminate upon the occurrence of a Series B Event. The Series E Preferred Stock is transferable only to the holder’s immediate family members and to affiliated persons or entities, with the prior consent of the Company. The issuance of shares of Series E Preferred Stock was approved by an independent committee of our Board of Directors.

Appointment of Chief Executive Officer, new Chief Financial Officer and new Secretary

Effective February 2, 2023, we appointed Mr. Robert Perri as our Chief Executive Officer. Effective as of April 25, 2023, we appointed Vasiliki Plousaki as the Company’s new Chief Financial Officer, and appointed Margarita Veniou as the Company’s new Secretary.

Dividend Declarations

On January 17, 2023, we paid a cash dividend on our Series C Preferred Stock i) issued to Diana Shipping and ii) awarded on April 15, 2022 as part of the 2021 Equity Incentive Plan (i.e. 11,982 shares in aggregate) concerning the period from October 15, 2022 to January 14, 2023, inclusive, in the aggregate amount of $0.24 million.

On January 17, 2023, we paid a cash dividend on our then outstanding Series D Preferred Stock (i.e. 9,172 shares), concerning the period from October 15, 2022 to January 14, 2023, inclusive, in the aggregate amount of $0.16 million.

On April 17, 2023, we paid a cash dividend on our then outstanding Series C Preferred Stock i) issued to Diana Shipping and ii) awarded on April 15, 2022 and  as part of the 2021 Equity Incentive Plan (i.e. 11,982 shares in aggregate), for the period from January 15, 2023 to April 14, 2023, inclusive, and iii) our Series C Preferred Stock awarded on March 7, 2023, for the period from March 7, 2023 to April 14, 2023, inclusive, in the aggregate amount of $0.27 million.

On April 17, 2023, we paid a cash dividend on i) 9,172 shares of our Series D Preferred Stock for the period from January 15, 2023 to April 14, 2023, inclusive, and ii) M/V Melia acquisition from Diana Shipping discussed above (i.e. 13,157 shares) for the period from February 8, 2023 to April 14, 2023, inclusive, in the aggregate amount of $0.33 million.

On July 17, 2023, we paid a cash dividend on our then outstanding Series C Preferred Stock i) issued to Diana Shipping and ii) awarded on April 15, 2022 and March 7, 2023 as part of the 2021 Equity Incentive Plan (i.e. 15,314 shares in aggregate), for the period from April 15, 2023 to July 14, 2023, inclusive, in the aggregate amount of $0.31 million.

On July 17, 2023, we paid a cash dividend on our then outstanding Series D Preferred Stock (i.e. 13,739 shares), concerning the period from April 15, 2023 to July 14, 2023, inclusive, in the aggregate amount of $0.24 million.

On October 16, 2023, we paid a cash dividend on our then outstanding Series C Preferred Stock i) issued to Diana Shipping Inc. and ii) awarded on April 15, 2022 and March 7, 2023 as part of the 2021 Equity Incentive Plan (i.e. 15,314 shares in aggregate), for the period from July 15, 2023 to October 14, 2023, inclusive, in the aggregate amount of $0.31 million.

On October 16, 2023, we paid a cash dividend on our then outstanding Series D Preferred Stock (i.e. 13,739 shares), concerning the period from July 15, 2023 to October 14, 2023, inclusive, in the aggregate amount of $0.24 million.

On January 16, 2024, we paid a cash dividend on our then outstanding Series C Preferred Stock i) issued to Diana Shipping Inc. and ii) awarded on April 15, 2022 and March 7, 2023 as part of the 2021 Equity Incentive Plan (i.e. 5,521 shares in aggregate), for the period from October 15, 2023 to January 14, 2024, inclusive, in the aggregate amount of $0.11 million.

On January 16, 2024, we paid a cash dividend on our then outstanding Series D Preferred Stock (i.e. 13,738 shares), concerning the period from October 15, 2023 to January 14, 2024, inclusive, in the aggregate amount of $0.24 million.

Diana Shipping 2023 Stock Dividend and other exercises of Series D Preferred Stock

On April 24, 2023, Diana Shipping declared a special stock dividend to its shareholders of our shares of Series D Preferred Stock issued to Diana in connection with the acquisition of m/v Melia in February 2023 (i.e., 13,157 shares). Because no public market exists or is expected to develop for our Series D Preferred Stock, Diana Shipping converted the shares of our Series D Preferred Stock that were payable as Special Stock Dividend into our shares of common stock and distributed such shares of common stock to each of its common shareholders, provided that each Diana Shipping common shareholder was given the opportunity in their sole discretion to opt out, in whole but not in part, of the conversion of the shares of Series D Preferred Stock into shares of our common stock and instead receive shares of Series D Preferred Stock.

Diana Shipping’s shareholders electing to receive shares of our Series D Preferred Stock by opting out of the automatic conversion received a number of shares of Series D Preferred Stock equal to such common shareholder’s pro-rata portion of all the shares of our Series D Preferred Stock, rounded down to the nearest whole number. Any fractional shares of the Series D Preferred Stock that would otherwise be distributed were converted into our Common Shares at the applicable conversion rate and sold, and the net proceeds therefrom were delivered to such common shareholders. Diana Shipping common shareholders receiving our common shares received the pro-rata number of Common Shares to which they were entitled following conversion, rounded down to the nearest whole number, and any fractional shares were aggregated and sold and the net proceeds thereof were delivered to Diana Shipping’s common shareholders. All of our fractional share calculations and the payment of cash in lieu thereof were determined at the shareholder nominee level.

As a result of Diana Shipping’s June 2023 Special Stock Dividend, 8,590 shares of our Series D preferred Stock were redeemed through the issuance of 1,977,491 shares of our common Stock, and 4,567 shares of our Series D preferred Stock were distributed to Diana Shipping common stockholders.

During 2023 and the period from January 1, 2024, to April 10, 2024, holders of the Company’s Series D preferred stock unaffiliated with the Company, in accordance with the provisions and the conversion mechanism prescribed in the Series D statement of designations, exercised their right to redeem one and nine, respectively, Series D Preferred Stock to common stock, resulting in the issuance of 385 and 3,376, respectively, common shares. As a result of these exercises, as of April 10, 2024, we had issued and outstanding 13,729 shares of Series D Preferred Stock.

Investment in Methanol-Ready Chemical Tanker Newbuildings

On August 29, 2023, we invested in a Norwegian entity, RFSea Infrastructure II AS, that is constructing, under two separate newbuilding contracts, two 6,600 dwt methanol-ready, stainless steel chemical tankers with expected delivery dates between the fourth quarter of 2025 and the first quarter of 2026. In connection with this transaction, we committed an aggregate amount of $4.13 million, due in three equal installments of $1.38 million each. The first installment was paid in September 2023, and the two remaining installments are expected to be due in late 2024 and mid-2025, respectively.

Diana Shipping redemption of Series C Preferred Stock

On October 17, 2023, Diana Shipping, pursuant to the provisions of the Series C Preferred Stock statement of designations, exercised their right to redeem 9,793 of its 10,000 Series C Preferred Stock, through the issuance to Diana Shipping of 3,649,474 of our shares of common stock. The redemption rate which was utilized in connection with the redemption of the Series C Preferred Stock was based on the 10-day trailing VWAP of the Company’s common stock, in accordance with the conversion mechanism prescribed in the Series C Preferred Stock statement of designation.

Recent Developments

2024 Annual General Meeting

On April 3, 2024, we announced that our annual meeting of shareholders (the “Annual Meeting”) will be held in virtual format at 8:00 a.m. Eastern Standard Time on May 17, 2024. All shareholders of record as of March 28, 2024, may attend and vote by following the instructions included in the Notice of Annual Meeting of Shareholders and accompanying proxy statement which is available on the SEC website and Company website.

B.	Business overview

We are a global provider of shipping transportation services. We specialize in the ownership of vessels. Each of our vessels is owned through a separate wholly owned subsidiary.

As of the date of this annual report, our operating fleet consists of five dry bulk carriers, of which three are Panamaxes and two are Capesize vessels, having a combined carrying capacity of 572,599 dwt and a weighted average age of 19.0 years. Our vessels transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers.

Our Current Fleet

The following table presents certain information concerning the dry bulk carriers in our fleet, as of April 10, 2024:

Fleet Employment Profile (As of April 10, 2024)

OceanPal Inc.’s fleet is employed as follows:

	Vessel BUILT DWT	Sister Ships*		Gross Rate (USD/Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
	3 Panamax Bulk Carriers
1	PROTEFS		A	$10,500	5.00%	LOUIS DREYFUS COMPANY FREIGHT ASIA PTE LTD	12-Sept-23	09-Apr-24	1,2
	2004 73,630			$13,000	5.00%	CHINA RESOURCE CHARTERING LIMITED	14-Apr-24	13-Jul-24	3,4
2	CALIPSO		A	$11,000	5.00%	OLDENDORFF CARRIERS DENMARK APS	28-Sep-23	05-Nov-23
	2005 73,691			$10,250	5.00%	COFCO INTERNATIONAL FREIGHT(S) PTE. LTD.	05-Nov-23	24-Feb-24
				$12,500	5.00%	HMM CO., LTD.	24-Feb-24	28-Mar-24
				$13,250	5.00%	COFCO INTERNATIONAL FREIGHT SA	06-Apr-24	05-Jul-24
3	MELIA			$6,250	5.00%	ASL BULK SHIPPING LIMITED	26-Aug-23	09-Nov-23
	2005 76,225			$9,500	5.00%	FORTUNE OCEAN MARINE PTE. LTD.	09-Nov-23	12-Dec-23
				$11,850	5.00%	LOUIS DREYFUS COMPANY FREIGHT ASIA PTE LTD	12-Dec-23	06-Feb-24
				$12,100	5.00%	ASL BULK SHIPPING LIMITED	06-Feb-24	25-Apr-24	5,6

	2 Capesize Bulk Carriers
4	SALT LAKE CITY			$14,500	5.00%	FIVE OCEAN CORPORATION	26-Sep-23	06-Feb-24
	2005 171,810			$15,150	5.00%	DEYESION SHIPPING & TRADING COMPANY LIMITED	06-Feb-24	05-May-24 - 05-Jul-24
5	BALTIMORE			$20,000			27-Sep-23	18-Nov-23
	2005 177,243			$13,500	5.00%	RICHLAND BULK PTE. LTD.	18-Nov-23	20-Apr-24-15-May-24	7

*	Each dry bulk carrier is a “sister ship”, or closely similar to other dry bulk carriers that have the same letter.

**	Total commission percentage paid to third parties.

***	In case of newly acquired vessel with new time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.

****	Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1.
Charterers will compensate the Owners at a rate of 80% of the Baltic Panamax Index 5 TC average as published by the Baltic Exchange on a daily basis of the vessel’s present charter party rate, whichever is higher, for the excess period commencing from March 25, 2024, until the actual redelivery date.

2.	Currently without an active charterparty.

3.	Estimated delivery date to the Charterers.

4.	Redelivery date on an estimated time charter trip duration of about 90 days.

5.	Redelivery date on an estimated time charter trip duration of about 79 days.

6.
For redelivery of the vessel south of Hong Kong, including Hong Kong, the gross rate will be $12,100/day. For redelivery of the vessel north of Hong Kong up to Changjiangkou, including Changjiangkou, the gross rate will be $12,500/day. For redelivery of the vessel north of Changjiangkou, the gross rate will be $13,000/day.

7.	Based on latest information.

Management of Our Fleet

Our business is the ownership of vessels. We are a holding company that wholly owns the subsidiaries which own the vessels that comprise our fleet. The holding company sets general overall direction for the company and interfaces with various financial markets. The commercial and technical management, except for insurance services, of our fleet is carried out by Diana Wilhelmsen Management Limited, which we refer to as DWM, a 50/50 joint venture between Wilhelmsen Ship Management and Diana Shipping. In exchange for providing us with commercial and technical services, we pay DWM a monthly fee per vessel and a percentage of the vessels’ gross revenues. Insurance and handling of claims services, brokerage services and the provision of certain administrative management services are carried out by Steamship, an affiliated company of us and Diana Shipping. Brokerage services relate to the purchase, sale or chartering of our vessels, brokerage services relating to the repairs and other maintenance of our vessels, and any relevant consulting services. Administrative management services may include budgeting, reporting, monitoring of bank accounts, compliance with banks, payroll services, legal and securities compliance services, and any other possible administrative management services that we require to perform our business activities. Please see “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions.”

Our Customers

Our customers include regional and international companies. For the period from January 1, 2021, to November 29, 2021, four and three of the charterers of the OceanPal Inc. Predecessors accounted for 98% and 95%, respectively, of the Predecessors’ revenues. During 2021 (for the period from commencement of our vessels’ operations (November 30, 2021)), 2022 and 2023, three, four, and three of our charterers accounted for 93%, 57%, and 51%, respectively, of our revenues.

Currently, our vessels are employed on time charter trips with short to medium duration. Under our time charters, the charterer typically pays us a fixed daily charter rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and canal and port charges. We remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel. Our time charters are for fixed terms and will expire in accordance with the scheduled set forth in the table above, and charter-hire is generally paid twice a month in arrears. For the period from January 1, 2021 to November 29, 2021, the OceanPal Inc. Predecessors paid commissions that ranged from 4.75% to 5.0% of the total daily charter hire rate of each charter to unaffiliated ship brokers and to in-house brokers associated with the charterer, depending on the number of brokers involved with arranging the charter. During 2021 (for the period from commencement of our operations upon closing of the Spin-Off (November 30, 2021)), 2022 and 2023, we paid brokerage commissions of 5.0% of the total daily charter hire rate of each charter to unaffiliated ship brokers and to our managers (which excludes address commissions of 3.75 % paid directly to the charterer). Our time charters are subject to earlier termination in the event one of our vessels is a total or constructive loss as the result of casualty or is off hire for more than a specified period.

Following the expiration of our existing time charters, we expect to employ our fleet in time charter trips with short to medium duration, by either entering into short-term to medium-term trip time charters or spot voyages, with the exact term depending on the vessel route, although we may employ our vessels on long-term time charters depending on market conditions. Under a voyage charter, we are responsible for both the vessel operating expenses and the voyage expenses incurred in performing the charter, while under a time charter, we are responsible for vessel operating expenses while the charterer is responsible for voyage expenses. We strategically monitor developments in the dry bulk shipping industry on a regular basis and, subject to market demand, seek to adjust the charter hire periods for our vessels according to prevailing market conditions. Currently, our vessels are employed on time charter trips with short to medium duration, which provides us with flexibility in responding to market developments, but in the future we may employ vessels in the spot market or on longer-term time charters. We continuously evaluate the duration of our charters and extend or reduce the charter hire periods of the vessels in our fleet according to the developments in the dry bulk shipping industry.

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

The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped was 28 years in 2023, 27 years in 2022 and 28 years in 2021.

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

The Baltic Dry Index, or BDI, a daily average of charter rates in 20 shipping routes measured on a time charter and voyage basis and covering Capesize, Panamax, Supramax, and Handysize dry bulk carriers ranged in 2023 from a low of 530 on February 16, 2023 to a high of 3,346 on December 4, 2023. During the first months of 2024, BDI ranged from a low of 1,308 on January 17, 2024 to a high of 2,419 on March 18, 2024, and closed at 1,587 on April 10, 2024.

Vessel Prices

Dry bulk vessel values in 2023 generally were lower as compared to 2022. Consistent with these trends were the market values of our dry bulk carriers. Although charter rates and vessel values have started to improve in late 2023 and remain generally strong during the first months of 2024, there can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will decrease or improve to any significant degree in the near future.

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

The Marine Environment Protection Committee, or “MEPC”, adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.5%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect March 1, 2020, with the exception of vessels fitted with exhaust gas cleaning equipment (“scrubbers”) which can carry fuel of higher sulfur content. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs as none of our vessels are fitted with scrubbers.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. On December 15, 2022, MEPC 79 adopted the designation of a new ECA in the Mediterranean, with an effective date of May 1, 2025. In July 2023, MEPC 80 announced three new ECA proposals, including the Canadian Arctic waters and the North-East Atlantic Ocean. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session on June 2021 and entered into force on November 1, 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. The amendments will enter into force on May 1, 2024.  In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by January 1, 2026. There will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.

To ensure compliance with EEXI requirements most owners/operators, including us, may choose to limit engine power, a solution less costly than applying energy saving devices and/ or effecting certain alterations on existing propeller designs. The engine power limitation is predicted to lead to reduced ballast and laden speeds (at scantling draft,) in the non-compliant vessels which will affect their commercial utilization but also decrease the global availability of vessel capacity. Furthermore, required software and hardware alterations as well as documentation and recordkeeping requirements will increase a vessel’s capital and operating expenditures. As of the date of this annual report and since January 1, 2023, official calculations had determined that our vessels were in compliance with the EEXI requirements.

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

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. DWM has obtained applicable documents of compliance and safety management certificates for all of our vessels for which the certificates are required by the IMO. The documents of compliance and safety management certificate are renewed as required.

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

In June 2022, SOLAS also set out new amendments that took effect on January 1, 2024, which include new requirements for: (1) the design for safe mooring operations, (2) the Global Maritime Distress and Safety System (“GMDSS”), (3) watertight integrity, (4) watertight doors on cargo ships, (5) fault-isolation of fire detection systems, (6) life-saving appliances, and (7) safety of ships using LNG as fuel. These new requirements may impact the cost of our operations.

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

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water treatment systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water treatment systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water treatment systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Treatment Systems, which governs assessment of ballast water treatment systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water treatment system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments have entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort. In July 2023, MEPC 80 approved a plan for a comprehensive review of the BWM Convention over the next three years and the corresponding development of a package of amendments to the Convention. MEPC 80 also adopted further amendments relating to Appendix II of the BWM Convention concerning the form of the Ballast Water Record Book, which are expected to enter into force in February 2025. A protocol for ballast water compliance monitoring devices and unified interpretation of the form of the BWM Convention certificate were also adopted.

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

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention.” The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate, or “IAFS Certificate”, is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced. Vessels of 24 meters in length or more but less than 400 gross tonnage engaged in international voyages will have to carry a Declaration on Anti-fouling Systems signed by the owner or authorized agent.

In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the IAFS Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021 and entered into force on January 1, 2023.

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

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:

•	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;

•	injury to, or economic losses resulting from, the destruction of real and personal property;

•	loss of subsistence use of natural resources that are injured, destroyed or lost;

•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

•
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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and the former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling.  In January 2021, U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. However, attorney generals from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.”   In August 2022, a federal judge in Louisiana sided with Texas Attorney General Ken Paxton, along with the other 12 plaintiff states, by issuing a permanent injunction against the Biden Administration’s moratorium on oil and gas leasing on federal public lands and offshore waters.  After being blocked by the courts, in September 2023, the Biden administration announced a scaled back offshore oil drilling plan, including just three oil lease sales in the Gulf of Mexico.  With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule with the pre-2015 definition. In January 2023, the revised WOTUS rule was codified in place of the vacated NWPR. On May 25, 2023, the United States Supreme Court ruled in the case Sackett v. EPA that only wetlands and permanent bodies of water with a “continuous surface connection” to “traditional interstate navigable waters” are covered by the CWA, further narrowing the application of the WOTUS rule.  In August 2023, the EPA and the Department of Army issued the final WOTUS rule, effective on September 8, 2023, that largely reinstated the pre-2015 definition and applied the Sackett ruling.

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

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of April 29, 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the EU Emissions Trading System (“EU ETS”) as part of its “Fit-for-55” legislation to reduce net greenhouse gas emissions by at least 55% by 2030. On July 14, 2021, the European Parliament formally proposed its plan, which would involve gradually including the maritime sector from 2023 and phasing the sector in over a three-year period. This will require shipowners to buy permits to cover these emissions. The Environment Council adopted a general approach on the proposal in June 2022. On December 18, 2022, the Environmental Council and European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances equivalent to a portion of their carbon emissions: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the ‘MRV’ on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. In January 2024, the EU ETS was extended to cover CO2 emissions from all large ships (of 5,000 gross tonnage and above) entering EU ports regardless of the flag they fly and will apply to methane and nitrous oxide emissions beginning in 2026. Shipping companies will need to buy allowances that correspond to the emissions covered by the system. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Furthermore, starting from January 1, 2026, the ETS regulations will expand to include emissions of two additional greenhouse gases: nitrous oxide and methane. Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s “Fit-for-55,” could also affect our financial position in terms of compliance and administration costs when they take effect.

International Labor Organization

The International Labor Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.

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

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the ambition during the revision process. In July 2023, MEPC 80 adopted a revised strategy, which includes an enhanced common ambition to reach net-zero greenhouse gas emissions from international shipping around or close to 2050, a commitment to ensure an uptake of alternative zero and near-zero greenhouse gas fuels by 2030, as well as i) reducing the total annual greenhouse gas emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008; and ii) reducing the total annual greenhouse gas emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. Under the European Climate Law, the EU committed to reduce its net greenhouse gas emissions by at least 55% by 2030 through its “Fit-for-55” legislation package.  As part of this initiative, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market are also forthcoming.

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

Hull & Machinery and War Risks Insurance

We maintain marine hull and machinery and war risks insurance, which cover, among other marine risks, the risk of actual or constructive total loss, for all of our vessels. Our vessels are each covered up to at least fair market value with the hull & machinery deductibles ranging to a maximum of $100,000 per vessel per incident for Panamax vessels and $150,000 per vessel per incident for the Capesize vessels.

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

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 12 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of US$10 million up to, currently, approximately US$2.1 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to Estimated Total Calls payable to the Associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group. Our vessels may be subject to Supplementary calls which are calculated as a percentage of the net Estimated Total Calls for each year and after deducting any applicable rebates, laid up returns and other deductions. A decision to levy Supplementary calls is made by the Board of Directors of the Association at any time during or after the end of the relevant Policy Year. There is no limit to the number or amount of Supplementary Calls that can be levied in respect of a Policy Year. Supplementary calls, if any, are issued when they are announced and according to the period they relate to.

C.	Organizational structure

OceanPal Inc. is the sole owner of all of the issued and outstanding shares of our subsidiaries. A list of our subsidiaries is filed as Exhibit 8.1 to this annual report on Form 20-F.

D.	Property, plants and equipment

Our only material properties are the vessels in our fleet.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

For a discussion of our results for the year ended December 31, 2022, compared to the period from January 1, 2021, through November 29, 2021 and the period from November 30, 2021 through December 31, 2021, please see “Item 5 —A. Operating Results – Year ended December 31, 2022 compared to Period from January 1, 2021 through November 29, 2021 (2021 Predecessor Period) and Period from November 30, 2021 through December 31, 2021 (2021 Company Period)”, contained in our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 31, 2023.

The following management’s discussion and analysis should be read in conjunction with our consolidated financial statements and the notes to these financial statements included in “Item 18. Financial Statements.” This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled “Risk Factors” and elsewhere in this annual report.

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

When we charter a vessel pursuant to a short, medium or long-term time charter agreement with varying rates, we recognize revenue on a straight-line basis, equal to the average revenue during the term of the charter.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is mainly comprised of the following elements:

a)	employment and operation of our vessels; and

b)	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

The employment and operation of our vessels mainly require the following components:

a)	vessel maintenance and repair;

b)	crew selection and training;

c)	vessel spares and stores supply;

d)	contingency response planning;

e)	onboard safety procedures auditing;

f)	accounting;

g)	vessel insurance arrangement;

h)	vessel chartering;

i)	vessel security training and security response plans (ISPS);

j)	performing an ISM audit and obtaining of ISM certification for each vessel after taking over a vessel;

k)	vessel hiring management;

l)	vessel surveying; and

m)	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels mainly requires the following components:

•	management of our financial resources, including banking relationships, i.e., administration of bank loans that we may enter into in the future and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

a)	charter rates and charter periods;

b)	levels of vessel operating expenses;

c)	capital expenditures, dry-docking and special survey costs;

d)	financing costs, if any;

e)	geopolitical conditions such as the conflicts in Ukraine and the Middle East;

f)	inflation; and

g)	fluctuations in foreign exchange rates.

A.	Operating results

We charter our vessels to customers pursuant to time charter trips with short to medium duration, although we may also charter our vessels in the spot market and on longer-term time charters.

Factors Affecting Our Results of Operations

Our results of operations are affected by numerous factors. The principal factors that have impacted the business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact our business are the following:

Time Charter Revenues

Under our time charters, the charterer typically pays us a fixed daily charter hire rate and other compensation costs related to the charter contracts (such as ballast positioning compensation, holds cleaning compensation, etc.) and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. However, our voyage results may be affected by differences in bunker prices as we may incur gain/loss on bunkers when the cost of the bunker fuel sold to the new charterer is greater or less than the cost of the bunker fuel acquired. Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the daily charter hire rates that our vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of our charters;

•	our decisions relating to vessel acquisitions and disposals;

•	the amount of time that we spend positioning our vessels;

•	the amount of time that our vessels spend in undergoing drydock and/or special survey repairs;

•	foreseen and unforeseen maintenance and upgrade work;

•	the age, condition and specifications of our vessels;

•	levels of supply and demand in the dry bulk shipping industry; and

•	other factors affecting spot market charter rates for our dry bulk carriers.

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

Voyage Expenses

We incur voyage expenses that primarily consist of commissions and any gains or losses related to bunker prices as all our vessels are typically employed under time charters that require the charterer to bear voyage expenses such as bunkers (fuel oil), port and canal charges. Although the charterer bears the cost of bunkers, our voyage expenses may be affected by differences in bunker prices, and we may record a gain or a loss deriving from such price differences as well as bunker consumption costs during periods when our vessels are repositioning, off-hire or idle. When a vessel is delivered to a charterer, bunkers are purchased by the charterer and sold back to us on the redelivery of the vessel. Bunkers’ gain, or loss, results when a vessel is redelivered by her charterer and delivered to the next charterer at different bunker prices, or quantities. We pay commissions on each charter to one or more unaffiliated ship brokers for arranging our charters. In addition, we pay commissions to DWM and Steamship for the provision of management and brokerage services, pursuant to the terms of our management agreements (see also “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions”.)

Vessel Operating Expenses

We remain responsible for paying the vessels’ operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes, environmental and safety expenses. Our vessel operating expenses are expensed as incurred. Our vessel operating expenses generally represent fixed costs. Expenses for repairs and maintenance tend to fluctuate from period to period because most repair and maintenance works typically occur during periodic dry-dockings or special surveys. Our ability to control our vessels’ operating expenses also affects our financial results.

Vessel Depreciation

The cost of our vessels is depreciated on a straight-line basis over the estimated useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated salvage value. We estimate the useful life of our dry bulk vessels to be 25 years from the date of initial delivery from the shipyard, which we believe is common in the dry bulk shipping industry. Furthermore, we estimate the salvage values of our vessels based on historical average prices of the cost of the light-weight ton of vessels being scrapped, which we believe is common in the dry bulk shipping industry. In 2023, we identified that the estimated scrap rate used for the determination of annual depreciation was not in line with the current average historical rate and as such, the estimated scrap rate was revised from $250 per lightweight ton to $400 per lightweight ton. For 2023, this increase in salvage values has reduced depreciation and net loss by approximately $0.92 million. A decrease in the useful life of a vessel or in its salvage value would have the effect of increasing the annual depreciation charge. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted at the date such regulations are adopted.

General and Administrative Expenses

We incur general and administrative expenses which include compensation and fees towards our directors and consultants, restricted stock awards amortization cost, lumpsum brokerage fees, traveling, directors’ and officers’ insurance, promotional and other expenses of a listed public company, such as legal and professional expenses and other general corporate expenses. These expenses are relatively fixed and are not widely affected by the size of our fleet.

Results of Operations

(in millions of U.S. dollars) except for share and per share data	For the year ended December 31, 2023	For the year ended December 31, 2022

Results of Operations
Time charter revenues	$18.96	$19.09
Voyage Expenses	(1.94)	(3.68)
Vessel Operating Expenses	(10.42)	(6.88)
Depreciation and amortization of deferred charges	(7.67)	(4.90)
General and Administrative expenses	(5.28)	(3.08)
Management fees to related parties	(1.24)	(0.88)
Change in fair value of warrants’ liability	6.22	-
Finance costs	(0.91)	-
Interest income	0.50	-
Net loss and comprehensive loss	(1.98)	(0.33)
Net loss and comprehensive loss attributable to common stockholders	$(6.71)	$(2.67)
Loss per share, basic	(2.02)	(17.18)
Loss per share, diluted	(3.83)	(17.18)
Weighted average number of common shares, basic	3,315,519	155,655
Weighted average number of common shares, diluted	3,372,207	155,655

Year ended December 31, 2023, compared to the year ended December 31, 2022

Time Charter Revenues. Time charter revenues decreased by $0.13 million, to $18.96 million in 2023, from $19.09 million in 2022, primarily as a result of the decrease in our average time charter rates during 2023, which was partially offset by the increase in our operating days to 1,691 in 2023 from 1,117 in 2022, due to the increased size of our fleet.

Voyage Expenses. Voyage expenses decreased by $1.74 million, to $1.94 million in 2023, from $3.68 million in 2022, mainly due to the decrease in bunker losses primarily arising from the price differences in the cost of bunker fuel paid by the Company to the previous charterers on vessel re-delivery and the bunker fuel sold to the new charterers on same vessel delivery under certain of our charters.

Vessel Operating Expenses. Vessel operating expenses increased by $3.54 million, to $10.42 million in 2023, from $6.88 million in 2022, mainly due to the increased ownership days related to the increased size of our fleet, as well as the increased repair, spares and stores costs for certain of our vessels.

Depreciation and amortization of deferred charges. Depreciation and amortization of deferred charges increased by $2.77 million, to $7.67 million in 2023, from $4.90 million in 2022, due to i) a $2.7 million increase in depreciation expense following the increase in the size of our fleet, and ii) an increase in dry-dock amortization costs, as a result of the dry-docks incurred during 2023 for two vessels in our fleet, compared to one vessel having undergone dry-dock during 2022. The increase in vessel depreciation expense was partially offset by the effect of the change in the estimated scrap rates of our vessels from $250 per lightweight ton to $400, effective July 1, 2023.

General and Administrative Expenses. General and administrative expenses increased by $2.20 million, to $5.28 million in 2023, from $3.08 million in 2022. This increase is mainly attributed to additional expenses incurred by the Company related to brokerage services’ fees as per the amended agreement terms, compensation cost of restricted convertible Series C preferred stock awarded in April 2022 and March 2023 under the 2021 Equity Incentive Plan, increased insurance costs, performance bonuses to a related party, as well as other professional charges essential for the conduct of our business.

Management fees to related parties. Management fees to related parties increased by $0.36 million, to $1.24 million in 2023, from $0.88 million in 2022. This variation was mainly due to the increase in the size of our fleet. Management fees charged for each year were in accordance with the terms of the management agreements then in place.

Changes in fair value of warrant liability. Changes in fair value of warrants’ liability was $6.22 million for 2023, compared to $nil for 2022. The gain of $6.22 million during 2023 resulted from the fair value changes of the private placement warrants under the Concurrent Private Placement from their initial measurement date to their various settlement dates within 2023 (all private placement warrants were settled during 2023). There was no such transaction during 2022.

Finance costs. The $0.91 million finance costs incurred during 2023, represent the pro rata portion of the aggregate fees and costs incurred in the 2023 Registered Direct Offering and the Concurrent Private Placement allocated to the private placement warrants liability at their issuance date that were expensed as incurred as of such date.

Interest income. Interest income was $0.50 million for 2023, compared to $nil for 2022. The amount relates solely to interest earned from time deposits.

Inflation and Increased Interest Rates

Inflation and increased interest rates do not have a material effect on our expenses given current economic conditions and management does not consider inflation or interest rates to be a significant risk to direct costs in the current and foreseeable economic environment. In a shipping downturn, costs subject to inflation and increased interest rates can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices during such periods.

Implications of Being an Emerging Growth Company

As we qualify as an “emerging growth company” as defined in the JOBS Act, we may take advantage or specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•
exemption from the auditor attestation requirement in the assessment of the effectiveness of the emerging growth company’s internal controls over financial reporting under Section 404(b) of Sarbanes-Oxley;

•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and

•
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

As of December 31, 2023, our contractual obligations related to (i) our Series C and Series D preferred shares dividends and, (ii) the aggregate contractual obligations of $2.75 million in connection with our investment in the construction of two chemical tankers (see also “Item 4. Information on the Company—A. History and Development of the Company—Investment in Methanol-Ready Chemical Tanker Newbuildings”), of which $1.375 million are expected to be due in the fourth quarter of 2024 and $1.375 million are expected to be due in the second quarter of 2025. Since January 1, 2024 and up to the date of this annual report, we paid a cash dividend on our Series C and D preferred holders as of record date January 12, 2024, amounting to $0.35 million in the aggregate, which amount was funded through available cash. We intend to fund our contractual obligations as of December 31, 2023, with available cash as well.

As of the date of this annual report, we do not have any debt or capital expenditures for vessel acquisitions, but we incur capital expenditures when our vessels undergo surveys. This process of recertification may require us to reposition these vessels from a discharging port to the shipyard, which will reduce our operating days during the period. We also incur capital expenditures for vessel improvements to meet new regulations and comply with international and regulatory standards. The loss of earnings associated with the decrease in operating days together with the capital needs for repairs and upgrades result in increased cash flow needs.

We will require capital to fund ongoing operations, vessel improvements to meet requirements under new regulations and the payment of dividends on our Series C and Series D preferred stock, as well as the chemical tankers’ investment. We intend to finance our future growth through a combination of cash generated from operations, proceeds from equity offerings, borrowings from debt transactions, as deemed appropriate by our management and board of directors.

For the year ended December 31, 2023, our principal sources of funds were the net proceeds from the 2023 Registered Direct Offering and Concurrent Private Placement, and cash from operations. As at December 31, 2023 and 2022, working capital, which is current assets minus current liabilities, amounted to $17.76 million and $11.71 million, respectively.

Management monitors the Company’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements. We anticipate that our primary sources of funds for at least twelve months from the date of this report will be available cash, internally generated cash flows from our anticipated revenues and equity offering proceeds. We believe that these anticipated sources of funds, as well as our ability to access the equity capital markets if needed, will be sufficient to meet our liquidity needs for at least twelve months from the date of this annual report.

Cash Flows

Cash and cash equivalents as of December 31, 2023, and 2022 was $14.84 and $8.45 million, respectively. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of around three months or less to be cash equivalents. Cash and cash equivalents are held in U.S. dollars.

Net Cash Provided by Operating Activities

Net cash provided by operating activities in 2023, amounted to $0.82 million representing a decrease of $0.69 million compared to $1.51 million in 2022. The decrease in net cash provided by operating activities was attributable to the decrease in 2023 in net income after non-cash items by $2.87 million compared to 2022, which was offset by the decrease in 2023 by $2.18 million in working capital outflows mainly as a result of the decrease in outstanding trade receivables by $4.7 million.

Net Cash Used in Investing Activities

Net cash used in investing activities in 2023 amounted to $6.01 million and represents payments of (i) $4.00 million being the cash consideration of the purchase price regarding the acquisition of the M/V Melia in February 2023, in accordance with the terms of the relevant Memorandum of Agreement, (ii) $1.64 million regarding the first instalment and other transactions costs in connection with the chemical tankers investment, and (iii) $0.37 million relating to vessel improvement costs. Net cash used in investing activities in 2022 amounted to $5.09 million and represents payments of (i) $4.4 million being the cash consideration of the purchase price regarding the acquisition of M/V Baltimore acquired in September 2022, in accordance with the terms of the relevant Memorandum of Agreement, (ii) $0.60 million relating to the installation of the ballast water treatment system on M/V Protefs, (iii) $0.07 million relating to improvement costs of M/V Salt Lake City, and (iv) $0.02 million in connection with predelivery expenses of M/V Baltimore.

Net Cash Provided by Financing Activities

Net cash provided by financing activities in 2023 amounted to $11.58 million and comprises from (i) net proceeds of $13.64 million from the issuance of units (comprising of shares of common stock or prefunded warrants and Class B warrants), the issuance of private placement warrants, and the exercise of pre-funded warrants under the 2023 registered Direct Offering and Concurrent Private Placement, (ii) $0.03 million proceeds in connection with the issuance of the newly designated Series E Preferred Stock, less $2.09 million of dividends paid to Series C and Series D preferred holders.

Net cash provided by financing activities in 2022 amounted to $10.36 million and comprise from proceeds of $16.19 million from the issuance of units (comprising of shares of common stock or pre-funded warrants and Class A warrants), common stock and warrants, and the exercise of warrants, under the 2022 Underwritten Public Offering less (i) $4.00 million of dividends paid to common, Class A warrants, Series C and Series D preferred holders and, (ii) $1.83 million of equity issuance and financing costs during the same period.

C.	Research and development, patents and licenses

Not applicable.

D.	Trend information

Our results of operations depend primarily on the charter hire rates that we are able to realize, and the demand for dry bulk vessel services. The Baltic Dry Index, or the BDI, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market.

In 2023, the BDI ranged from a high of 3,346 on December 4, 2023, to a low of 530 on February 16, 2023. During the first months of 2024, BDI ranged from a low of 1,308 on January 17, 2024 to a high of 2,419 on March 18, 2024, and closed at 1,587 on April 10, 2024. The volatility in charter rates in the dry bulk market reflects in part the supply of dry bulk vessels and the number of newbuilding dry bulk vessels on order. Demand for dry bulk vessel services is influenced by global financial conditions. Global financial markets and economic conditions have been, and continue to be, volatile. Our revenues and results of operations in 2024 will be subject to demand for our services, the level of inflation, market disruptions and interest rates. Demand for our dry bulk oceangoing vessels is dependent upon economic growth in the world’s economies, seasonal and regional changes in demand and changes to the capacity of the global dry bulk fleet and the sources and supply for dry bulk cargo transported by sea. Continued adverse economic, political or social conditions or other developments could further negatively impact charter rates and therefore have a material adverse effect on our business and results of operations.

We believe that the important measures for analyzing trends in our results of operations consist of the following:

	For the year ended December 31, 2023	For the year ended December 31, 2022

Fleet Data:
Average number of vessels (1)	4.9	3.3
Number of vessels at year-end	5.0	4.0
Weighted average age of vessels at year-end (in years)	18.8	17.7
Ownership days (2)	1,787	1,197
Available days (3)	1,707	1,154
Operating days (4)	1,691	1,117
Fleet utilization (5)	99.1%	96.8%

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

	For the year ended December 31, 2023	For the year ended December 31, 2022
Amounts in the tables below are in U.S dollars
Average Daily Results:
Time charter equivalent (TCE) rate (6)	$9,969	$13,349
Daily vessel operating expenses (7)	5,832	5,748

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

Amounts in the tables below are in thousands of U.S dollars except for Available days and TCE rate	For the year ended December 31, 2023	For the year ended December 31, 2022

Time charter revenues	$18,957	$19,085
Less: voyage expenses	(1,940)	(3,680)
Time charter equivalent (TCE) revenues	$17,017	$15,405

Available days	1,707	1,154
Time charter equivalent (TCE) rate	$9,969	$13,349

E.	Critical Accounting Estimates

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

Impairment of Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances (such as market conditions, obsolesce or damage to the asset, potential sales and other business plans) indicate that the carrying amount of an asset may not be recoverable. When the estimate of undiscounted projected net operating cash flows, expected to be generated by the use of an asset over its remaining useful life and its eventual disposition is less than its carrying amount plus unamortized dry-docking costs, the Company evaluates the asset for impairment loss. Measurement of the impairment loss is based on the fair value of the asset, determined mainly by third party valuations. The current conditions in the dry bulk sector with decreased charter rates and decreased vessel market values are conditions that the Company considers indicators of a potential impairment. In developing estimates of future undiscounted projected net operating cash flows, the Company makes assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to future charter rates for the unfixed days and future fleet utilization rate. Other assumptions used, are charter rates calculated for the fixed days using the fixed charter rate of each vessel from existing time charters; the expected outflows for scheduled vessels’ maintenance; vessel operating expenses; estimated remaining useful life of each vessel and the vessels’ residual value if sold for scrap. The assumptions used to develop estimates of future undiscounted projected net operating cash flows are based on historical trends as well as future expectations, employment prospects under the then current market conditions and vessels’ age. In particular, for the unfixed days, the Company uses the most recent ten-year average of historical market charter rates available for each type of vessel over the remaining estimated life of each vessel, net of commissions. Historical ten-year average market charter rates are in line with the Company’s overall chartering strategy, they reflect the full operating history of vessels of the same type and particulars with the Company’s operating fleet and they cover at least a full business cycle, where applicable. In addition, for 2023, the effective fleet utilization is assumed to 98% in the Company’s exercise, in line with the Company’s historical performance and its expectations for future fleet utilization under its fleet employment strategy, which is additionally affected with the period(s) each vessel is expected to undergo its scheduled dry-docking and/or special survey maintenance works. This calculation is then compared with the vessels’ net book value plus unamortized dry-docking and special survey costs. The difference between the carrying amount of the vessel plus unamortized dry-docking and special survey costs and their fair value is recognized in the Company’s accounts as impairment loss.

Although no impairment loss was identified or recorded during the years ended December 31, 2023, and 2022, according to our assessment, the carrying value plus unamortized dry-docking and special survey costs, if any, of vessels for which impairment indicators existed as at December 31, 2023 and 2022, was $73.1 million and $64.5 million, respectively.

Historically, the market values of vessels have experienced volatility, which from time to time may be substantial. As a result, the charter-free market value of certain of our vessels may have declined below those vessels’ carrying value plus unamortized dry-docking and special survey costs, even though we would not impair those vessels’ carrying value under our accounting impairment policy. Based on: (i) the carrying value plus unamortized dry-docking and special survey costs of each of our vessels as of December 31, 2023 and 2022 and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2023 and 2022, the aggregate carrying value of five and four of the vessels in our fleet as of December 31, 2023 and 2022, respectively, exceeded their aggregate charter-free market value by approximately $13.1 million and $11.5 million, respectively, as noted in the table below. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to increase our loss if we sold all of such vessels at December 31, 2023 and 2022, on a charter-free basis, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy. For purposes of this calculation, we have assumed that these five and four vessels, respectively, would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2023, and 2022, respectively.

Vessels	Dwt	Year Built	Carrying value plus unamortized dry dock cost (in millions of US Dollars)

In millions of USD)			2023		2022

1. Protefs	73,630	2004	$11.4	*	$12.9	*
2. Calipso	73,691	2005	$11.2	*	$12.0	*
3. Salt Lake City	171,810	2005	$18.4	*	$18.2	*
4. Baltimore	177,243	2005	$19.4	*	$21.4	*
5. Melia	76,225	2005	$12.7	*	$-
Total			$73.1		$64.5

* Indicates dry bulk vessels for which we believe, as of December 31, 2023, and 2022, the charter-free market value was lower than the vessel’s carrying value plus unamortized dry-docking and special survey costs. We believe that the aggregate carrying value plus unamortized dry-docking and special survey costs of these vessels exceeded their aggregate charter-free market value by approximately $13.1 million and $11.5 million, respectively.

Our estimates of charter-free market value assume that our vessels were all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on information available from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of similar vessel sales;

•	offers that we may have received from potential purchasers of our vessels; and

•
vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of charter-free vessel market values, charter rates and vessel utilization are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market value of our vessels or prices that we could achieve if we were to sell them. We also refer you to the risk factor in “Item 3. Key Information-D. Risk Factors” entitled “A decline in the market values of our vessels could limit our ability to borrow funds in the future, trigger breaches of certain financial covenants contained in any future borrowing facilities we may enter into, and/or result in impairment charges or losses on sale.” and the discussion under the heading “Item 4. Information on the Company-B. Business Overview-Vessel Prices.”

Our impairment test exercise is sensitive to variances in the time charter rates and utilization rate. Our current analysis, which also involved a sensitivity analysis by assigning possible alternative values to these significant inputs, indicated that time charter rates and utilization would need to be reduced by 5.0% to 22.9% to result in impairment of individual long-lived assets with indication of impairment. In particular, a minimum decrease of 5.4% in the time charter rates for the unfixed days as shown in detail in the table below and a minimum fleet utilization rate of 93.0% used instead in our impairment test exercise would result in $4.09 million impairment charge for one of our vessels. However, there can be no assurance as to how long charter rates and vessel values will remain at their current levels. If charter rates decrease and remain depressed for some time, it could adversely affect our revenue and profitability and future assessments of vessel impairment.

A comparison of the average estimated daily time charter equivalent rate used in our impairment analysis with the average “break-even rate” for each major class of vessels is presented below:

	Average estimated daily time charter equivalent rate used	Average break-even rate

Panamax	$12,763	$11,253
Capesize	$15,593	$13,390

Additionally, the use of the 1-year, 3-year and 5-year average blended rates would not have any effect on the Company’s impairment analysis and as such on the Company’s results of operations:

	1-year (period)	Impairment charge in USD million	3-years (period)	Impairment charge in USD million	5-years (period)	Impairment charge in USD Million
Panamax	$13,109	$—	$19,728	$—	$16,354	$—
Capesize	$16,542	$—	$21,742	$—	$19,154	$—

Fair Value Measurements

The Company follows the provisions of ASC 820 “Fair Value Measurements and Disclosures”, which defines fair value and provides guidance for using fair value to measure assets, liabilities and equity instruments classified in stockholders’ equity. The guidance creates a fair value hierarchy of measurement and describes fair value as the price that would be received to sell an asset or paid to transfer a liability or the consideration to transfer equity interests issued in an orderly transaction between market participants in the market in which the reporting entity transacts. The fair value measurement assumes that an instrument classified in stockholders’ equity is transferred to a market participant at the measurement date. The transfer of an instrument classified in stockholders’ equity assumes that the instrument would remain outstanding, and the market participant takes on the rights and responsibilities associated with the instrument. In accordance with the requirements of accounting guidance relating to Fair Value Measurements, the Company classifies and discloses its assets, liabilities and equity instruments classified in stockholders’ equity carried at the fair value in one of the following categories: Level 1: Quoted market prices in active markets for identical assets or liabilities or equity instruments; Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data; Level 3: Unobservable inputs that are not corroborated by market data.

On March 7, 2023, our Board of Directors approved the award and grant of 3,332 shares of Series C Preferred Stock to our directors, pursuant to the Company’s amended and restated equity incentive plan, for a fair value of $2.68 million, to vest over a service period of two years. The fair value of the Series C Preferred Stock was determined based on a valuation obtained by an independent third party for the purposes of the transaction. On February 8, 2023, the Company acquired the M/V Melia from Diana Shipping. The non-cash consideration part of the total purchase price paid in the form of 13,157 Series D Preferred Stock as of the vessel acquisition date has been recorded at a fair value of $10.0 million determined based on valuation obtained by an independent third party for the purposes of the transaction.

The fair values of the above equity instruments issued by the Company were based as of the measurement dates on the present values of the future cash outflows derived from (i) the dividends payable under each equity instrument, assuming the instruments are held until the end of the vessels’ useful life, and (ii) each instrument’s liquidation proceeds. In determining the fair value of the 2023 and 2022 restricted stock awards, the Company applied discount factors of 12.5% and 12.7%, respectively, determined based on the Company’s estimated weighted average cost of capital comprising of (i) risk-free rates of 3.4% and 1.0%, respectively (ii) representative beta of 1.3, for each fair value measurement and (iii) equity market average return of 10.4% and 10%, respectively. The fair value of the instruments is sensitive to changes in the discount factor applied.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. Our Board of Directors consists of 7 members that will be elected annually on a staggered basis, and each director elected will hold office for a three-year term and until his or her successor is elected and has qualified, except in the event of such director’s death, resignation, removal or the earlier termination of his or her term of office. Officers are appointed from time to time by our board of directors and hold office until a successor is appointed or their employment is terminated.

Name	Age	Position
Semiramis Paliou	49	Class I Director and Chairperson
Robert Perri	51	Chief Executive Officer
Vasiliki Plousaki	38	Chief Financial Officer
Ioannis Zafirakis	52	Class III Director
Eleftherios Papatrifon	53	Class II Director
Styliani Alexandra Sougioultzoglou	49	Class I Director
Grigorios-Filippos Psaltis	49	Class II Director
Nikolaos Veraros	53	Class III Director
Alexios Chrysochoidis	50	Class I Director
Margarita Veniou	45	Chief Corporate Development and Governance Officer and Secretary

The term of our Class III directors expires in 2024, the term of our Class I directors expires in 2025, and the term of our Class II directors expires in 2026. The business address of each officer and director is the address of our principal executive offices, which are located at Pendelis 26, 175 64 Palaio Faliro, Athens, Greece.

Biographical information with respect to each of our directors and executive officers is set forth below.

Semiramis Paliou has served as a Director of Oceanpal since April 2021 and currently holds the position of Chairperson of the Board of Directors and of the Executive Committee since November 2021. With extensive experience in the maritime industry, Mrs. Paliou has been a Director of Diana Shipping Inc. since March 2015 and has held various leadership roles within the company including Chief Executive Officer, Chairperson of the Executive Committee and member of the Sustainability Committee since March 1, 2021. Prior to her current positions, she served as Deputy Chief Executive Officer and Chief Operating Officer of Diana Shipping Inc. Mrs. Paliou also serves as Chief Executive Officer of Diana Shipping Services S.A. and has previously held leadership position at United Ocean Transport Limited. Mrs. Paliou’s career began at Lloyd’s Register of Shipping as a trainee ship surveyor and later held roles at Diana Shipping Agencies S.A. and Alpha Sigma Shipping Corp. She holds a BSc in Mechanical Engineering from Imperial College, London and an MSc in Naval Architecture from University College, London. She has furthered her education through courses at Harvard Business School, focusing on finance, authentic leadership development, and sustainable strategy. As a prominent figure in the maritime community, Mrs. Paliou is actively involved in various industry organizations, including serving as Vice-Chairperson of the Greek committee of Det Norske Veritas, a member of the Greek committee of Nippon Kaiji Kyokai and Bureau Veritas, and as a board member of the Hellenic Marine Environment Protection Association (HELMEPA) since since March 2018, where she currently holds the position of Chairperson. Additionally, she serves as Chairperson of INTERMEPA and is a member of the UK P&I Club, the Union of Greek Shipowners and the Global Maritime Forum .

Robert Perri has served as the Chief Executive Officer of the Company since February 2023. From June 2021 to December 2022, Mr. Perri worked in the Finance Department of Costamare Inc., a publicly traded company. From 2016 to 2021, Mr. Perri was the Chief Financial Officer of TMS Cardiff Gas, Ltd., a private shipping company. Mr. Perri has served as a Director of Kalon Acquisition Group since 2019. In addition, Mr. Perri has spent ten years in equity research for several investment banks covering various industries including shipping, technology and IT services. Mr. Perri is a member of the Chartered Financial Analyst (CFA) Institute and a CFA charterholder. Mr. Perri received his Bachelor of Science degree in Accounting and Finance from Drexel University in 1995 and received his MBA with a focus on finance and banking from SDA Bocconi in 1999.

Ioannis Zafirakis has served as a Director of the Company since April 2021. He has also served as the Company’s President, Secretary and Interim Chief Financial Officer from November 2021 to April 2023. Mr. Zafirakis is also member of the Executive Committee of the Company. He has served as a Director of Diana Shipping Inc. from February 2005 and as Chief Financial Officer (Interim Chief Financial Officer until February 2021) and Treasurer of Diana Shipping Inc. since February 2020 and he is also the Chief Strategy Officer of Diana Shipping Inc. Mr. Zafirakis is also member of the Executive Committee of Diana Shipping Inc. Mr. Zafirakis has held various executive positions such as Chief Operating Officer, Executive Vice-President and Vice-President. In addition, Mr. Zafirakis is the Chief Financial Officer of Diana Shipping Services S.A., where he also serves as Director and Treasurer. From June 1997 to February 2005, Mr. Zafirakis was employed by Diana Shipping Agencies S.A., where he held a number of positions in finance and accounting. From January 2010 to February 2020 he also served as Director and Secretary of Performance Shipping Inc., where he held various executive positions such as Chief Operating Officer and Chief Strategy Officer. Mr. Zafirakis is a member of the Business Advisory Committee of the Shipping Programs of ALBA Graduate Business School at The American College of Greece. In 2024, Mr. Zafirakis attended and completed the Advanced Management Programme at INSEAD Business School in Singapore. Mr. Zafirakis has also obtained a certificate in “Blockchain Economics: An Introduction to Cryptocurrencies” from Panteion University of Social and Political Sciences in Greece. He holds a bachelor’s degree in Business Studies from City University Business School in London and a master’s degree in International Transport from the University of Wales in Cardiff.

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

Vasiliki Plousaki has served as the Chief Financial Officer of the Company since April 2023. Mrs. Plousaki has also served as the Chief Accounting Officer of the Company from June 2021 to April 2023, during which time she has been responsible for all financial reporting requirements. From 2020 to June 2021, she was employed by Drew Marine, a global maritime company, as EMEA Regional Controller. In 2011 Mrs. Plousaki joined the Athens branch of Ernst and Young (Hellas), where she progressed to Senior Manager and served as an external auditor specializing in audits of US listed shipping companies until 2020. Mrs. Plousaki is a member of the Association of Chartered Certified Accountants (ACCA), holds a Bachelor’s degree in Finance from the University of Athens and a Master’s degree in Auditing and Accounting from the University of Athens and the Greek Institute of Chartered Accountants.

Margarita Veniou has served as the Chief Corporate Development and Governance Officer of the Company since November 2021 and also served as the Secretary of the Company since April 2023 and she has been responsible for the implementation and supervision of the general corporate matters, including the development of our strategic plans. Ms. Veniou also serves` as Chief Corporate Development, Governance & Communications Officer of Diana Shipping Inc. (NYSE:DSX) and Corporate Development, Governance & Communications Manager of Diana Shipping Services S.A., a ship management company, since July 2022. From September 2004 to June 2022, she has worked for the same companies holding various positions as Associate, Officer, and Manager in the fields of corporate planning and governance. Ms. Veniou held the position of Corporate Planning & Governance Officer from January 2010 to February 2020 in Performance Shipping Inc., a US-listed company.  She is also the General Manager of Steamship Shipbroking Enterprises Inc. since April 2014. She is a member of WISTA Hellas, holds a bachelor΄s degree in Maritime Studies and a masters degree in Maritime Economics & Policy from the University of Piraeus. She completed the Sustainability Leadership and Corporate Responsibility course at the London Business School. She has obtained certification in Shipping Derivatives from the Athens University of Economics and Business and she is an ISO 14001 certified by Lloyd’s Register.

Styliani Alexandra Sougioultzoglou has served as a Director of the Company since November 29, 2021. She is member of the Compensation Committee of the Company. Since October 2019, Ms. Sougioultzoglou has managed the Centre of Entrepreneurship and Innovation of the Municipality of Athens, where she has been involved in numerous green entrepreneurship projects as well as EU-funded tech initiatives that assist young entrepreneurs, and has managed the Centre’s international relations. Furthermore, she has been curating multiple cultural events at Technopolis City of Athens. She is the fourth generation of a shipping family that has owned and operated dry cargo and passenger vessels. She has been a Director of the Human Resources department of Estamar Shipmanagement Company, owners/operators of dry cargo vessels. Ms. Sougioultzoglou graduated from the London School of Economics and Political Science with a degree in International Relations & History.

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

Alexios Chrysochoidis has served as a Director of the Company since November 29, 2021. He is member of the Audit Committee of the Company. Mr. Chrysochoidis joined Eurobank Equities in 2003 and he is General Manager, Head of Trading in Athens, Greece. He supervises the Equity and Equity Derivatives Market Making Desk along with the Prop Trading Desk. He has extensive cross border experience, specializing in multi asset products within the Capital Markets and Alternative Sectors. Prior to this he worked for Telesis Securities, as Deputy Head of the Derivatives Desk. He holds a B.Sc and an M.Eng in Electrical Engineering from Imperial College (UK) and an M.Sc in Engineering Economic Systems from Stanford University (US).

Board Diversity Matrix

As a foreign private issuer listed on the Nasdaq Capital Market, we are required to disclose certain self-identified diversity characteristics about our directors pursuant to Nasdaq board diversity and disclosure rules. The Board Diversity Matrix set forth below contains the requisite information as of the date of this annual report.

Board Diversity Matrix (As of April 10, 2024)
Country of Principal Executive Offices	Greece
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7

	Female	Male		Non-Binary	Did No Disclose Gender
Part I: Gender Identity
Directors	2	5		0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

B.	Compensation

Aggregate executive compensation (including amounts paid to Steamship Shipbroking Enterprises Inc.) for 2023 was $2.80 million. Since November 2021, the services of our officers have been provided by Steamship Shipbroking Enterprises Inc., a related party to the company, pursuant to the agreements described in “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions”. We consider part of these fees under these agreements to constitute the compensation paid to our executives.

All directors receive annual compensation in the amount of $30,000 plus reimbursement of out-of-pocket expenses. In addition, each director serving as chairman of a committee, other than the executive committee, receives additional annual compensation of $20,000, plus reimbursement for out-of-pocket expenses. Each director serving as member of a committee, other than the executive committee, receives additional annual compensation of $10,000, plus reimbursement for out-of-pocket expenses. For 2023, fees and expenses of our directors amounted to $0.26 million.

We do not have a retirement plan for our officers or directors.

Equity Incentive Plan

Our board of directors has approved, and the Company has adopted the 2021 Equity Incentive Plan, as amended and restated, pursuant to which the Company may issue up to 2,000,000 common shares, all of which remain available for issuance and 10,000 Series C Preferred Shares, of which 1,354 remain available to be granted as of April 10, 2024.

Under the 2021 Equity Incentive Plan, as amended and restated, the Company’s employees, officers and directors are entitled to receive options to acquire the Company’s common stock. The 2021 Equity Incentive Plan is administered by the Compensation Committee of the Company’s Board of Directors or such other committee of the Board as may be designated by the Board. Under the terms of the 2021 Equity Incentive Plan, as amended and restated, the Company’s Board of Directors is able to grant (a) non-qualified stock options, (b) stock appreciation rights, (c) restricted stock, (d) restricted stock units, (e) unrestricted stock, (f) other equity-based or equity-related awards, (g) dividend equivalents and (h) cash awards. No options or stock appreciation rights can be exercisable subsequent to the tenth anniversary of the date on which such Award was granted. Under the 2021 Equity Incentive Plan, as amended and restated, the Administrator may waive or modify the application of forfeiture of awards of restricted stock and performance shares in connection with cessation of service with the Company. No Awards may be granted under the 2021 Equity Incentive Plan following the tenth anniversary of the date on which the Plan is adopted by the Board.

Since 2023 and up to the date of this annual report, our Board of Directors awarded 3,332 in 2023 and 3,332 in 2024 of our Series C Preferred Shares to our directors, pursuant to our 2021 Equity Incentive Plan, as amended and restated, as an annual incentive bonus. All restricted shares vest ratably over two years from their grant date. The restricted shares are subject to forfeiture until they become vested. Unless they forfeit, grantees have the right to receive and retain all dividends paid and to exercise all other rights, powers and privileges of a holder of shares.

In 2023, non-cash compensation costs under our restricted stock awards amounted to $1.89 million.

C.	Board Practices

We have established an Audit Committee, comprised of two non-executive board members, which is responsible for reviewing our accounting controls, recommending to the board of directors the engagement of our independent auditors, and pre-approving audit, non-audit or non-assurance and audit-related services and fees. Each member has been determined by our board of directors to be “independent” under the rules and regulations of the SEC. As directed by its written charter, the Audit Committee is responsible for overseeing the work of the internal audit function, for appointing, and overseeing the work of the independent auditors, including reviewing and approving their engagement letter and all fees paid to our auditors, reviewing the adequacy and effectiveness of the Company’s accounting and internal control procedures and reading and discussing with management, the internal audit function and the independent auditors the annual audited and quarterly financial statements. The members of the Audit Committee are Nikolaos Veraros (chairperson and financial expert) and Alexios Chrysochoidis (member and financial expert).

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

We have established an Executive Committee comprised of the Company’s Director and Chairperson, Mrs. Semiramis Paliou (Chairperson), Mr. Ioannis Zafirakis (member), and Mr. Eleftherios (Lefteris) Papatrifon (member). The Executive Committee has, to the extent permitted by law, the powers of the Board of Directors in the management of the business and affairs of the Company.

We also maintain directors’ and officers’ insurance, pursuant to which we provide insurance coverage against certain liabilities to which our directors and officers may be subject, including liability incurred under U.S. securities law.

Clawback Policy

In December 2023, our Board of Directors adopted a policy regarding the recovery of erroneously awarded compensation (“Clawback Policy”) in accordance with the applicable rules of Nasdaq and Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended. In the event we are required to prepare an accounting restatement due to material noncompliance with any financial reporting requirements under U.S. securities laws or otherwise erroneous data or if we determine there has been a significant misconduct that causes material financial, operational or reputational harm, we shall be entitled to recover a portion or all of any incentive-based compensation, if any, provided to certain executives who, during a three-year period preceding the date on which an accounting restatement is required, received incentive compensation based on the erroneous financial data that exceeds the amount of incentive-based compensation the executive would have received based on the restatement.

Our Clawback Policy shall be administered by our Compensation Committee, and the Compensation Committee has the authority, in accordance with the applicable laws, rules and regulations, to interpret and make determinations necessary for the administration of the Clawback Policy, and may forego recovery in certain instances, including if it determines that recovery would be impracticable. The full text of our Clawback Policy is included as Exhibit 97.1 to this annual report.

D.	Employees

We have no employees, but we pay Steamship for the services of our officers. DWM is responsible for identifying the appropriate officers and seamen mainly through crewing agencies. The crewing agencies handle each seaman’s training, travel and payroll. DWM ensures that all our seamen have the qualifications and licenses required to comply with international regulations and shipping conventions. As of December 31, 2023, 2022 and 2021, 106, 86 and 63 seafarers, respectively, were employed by our vessel-owning subsidiaries.

E.	Share Ownership

With respect to the total amount of common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares owned by our officers and directors, individually and as a group, see “Item 7. Major Shareholders and Related Party Transactions-A. Major Shareholders.”

F.	Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding ownership of our common stock as of April 10, 2024 who we know to beneficially own more than five percent of our outstanding common shares, and our executive officers and directors. All of our stockholders listed in this table, are entitled to one vote for each common share held.

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

	Shares Beneficially Owned
Identity of person or group	Number	Percentage**
Diana Shipping Inc. (1)	3,651,468	49.0%
Semiramis Paliou (2)(3)(4)	2,642,586	26.2%
Ioannis Zafirakis (2)(3)	400,664	5.1%
Eleftherios Papatrifon (2)(3)	229,940	3.0%
Anamar Investments Inc. (5)	518,003	6.5%
Coronis Investments Inc. (6)	630,541	7.8%
Taracan Investments S.A (7)	535,203	6.7%
Sphinx Investment Corp. (8)	972,198	13.0%
Nikolaos Veraros (3)	31,512	* %
Grigorios-Filippos Psaltis (3)	31,167	* %
Alexios Chrysochoidis (3)	29,088	* %
Styliani Alexandra Sougioultzoglou (3)	28,742	* %

*             Indicates beneficial ownership of less than 1% of the total common shares outstanding.

**          Based on 7,451,977 common shares outstanding as of April 10, 2024.

(1)
On October 17, 2023, Diana Shipping exercised its right to convert an aggregate of 9,793 shares of our Series C Preferred Stock, following which, 3,649,474 of the Company’s shares of common stock were issued to Diana Shipping. Diana Shipping Inc. also owns 500,000 shares of our Series B Preferred Stock. Through its beneficial ownership of our Series B Preferred Stock, Diana Shipping Inc. is entitled to cast 2,000 votes for each share of Series B Preferred Stock on all matters on which our common shareholders are entitled to vote of up to 34% of the total number of votes entitled to vote on such matter. To the extent the aggregate voting power of any holder of Series B Preferred Stock, together with any affiliate of such holder, would exceed 49% of the total number of votes that may be cast on any matter submitted to a vote of our shareholders, the number of votes of relating to its shares of Series B Preferred Stock shall be automatically reduced so that such holder’s aggregate voting power, together with any affiliate of such holder, is not more than 49%. Diana Shipping also owns 207 shares of our Series C Preferred Stock, which may be converted into shares of our common stock, at Diana Shipping’s option commencing upon the first anniversary of the original issue date, at a conversion price equal to the lesser of $1,300.00 and the 10-trading day trailing VWAP of our common shares, subject to certain adjustments. Diana Shipping, however, is prohibited from converting its shares of Series C Preferred Stock into common shares to the extent that, as a result of such conversion, Diana Shipping (together with its affiliates) would beneficially own more than 49% of the total outstanding common shares.

(2)
Semiramis Paliou, Ioannis Zafirakis and Eleftherios Papatrifon may be deemed to have beneficial ownership of common shares through their ownership of Series C and D Preferred Stock which may be converted into common shares at a conversion price equal to the 10-day trailing VWAP of common shares subject to certain adjustments. The above ownership reflects the number of common shares into which such Series C and Series D Preferred Stock may be converted at an assumed 10-day trailing VWAP of $2.8877 as of the closing date of April 9, 2024.

(3)
On April 15, 2022, March 7, 2023, and February 21, 2024, our Board of Directors approved the award of 1,982, 3,332 and 3,332 shares, respectively, of our Series C Preferred Stock to our directors, pursuant to our 2021 Equity Incentive Plan, as amended and restated, of which 2,657 have been vested as of April 10, 2024. The information in the table above does not include the common shares into which the unvested shares of Series C Preferred Stock under these awards may be converted. The 5,989 unvested Series C Preferred Stock as of April 10, 2024, under the restricted stock awards of April 15, 2022, March 7, 2023, and February 21, 2024, will be convertible at the holders’ election at such time.

(4)
Semiramis Paliou owns 1,200 shares of our newly designated Series E Preferred Stock. Through her beneficial ownership of our Series E Preferred Stock, Mrs. Paliou is entitled to cast a number of votes for all matters on which our common shareholders are entitled to vote of up to 15% of the total number of votes entitled to vote on such matter. The Series E Preferred Stock votes with the shares of common stock of the Company, and each share of the Series E Preferred Stock entitles the holder thereof to up to 25,000 votes, on all matters submitted to a vote of the stockholders of the Company, subject up to 15% of the total number of votes entitled to be cast on matters put to shareholders of the Company. The Series E Preferred Stock is convertible, at the election of the holder, in whole or in part, into shares of our common stock at a conversion price equal to the 10-trading day trailing VWAP of our common stock, subject to certain adjustments, commencing at any time after (i) the cancellation of all of our Series B Preferred Stock or (ii) the transfer for all of our Series B Preferred Stock (collectively a “Series B Event”). The 15% limitation discussed above, shall terminate upon the occurrence of a Series B Event.

(5)	This information is derived from a Schedule 13D/A filed with the SEC on March 28, 2024.

(6)	This information is derived from a Schedule 13G/A filed with the SEC on February 14, 2024.

(7)	This information is derived from a Schedule 13G/A filed with the SEC on February 14, 2024.

(8)	The information regarding number of common shares beneficially owned is derived from a Schedule 13D/A filed with the SEC on March 15, 2024.

As of April 10, 2024, we had 50 shareholders of record, 32 of which were located in the United States and held an aggregate of 3,779,629 of our common shares, representing 50.72% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 3,779,230 of our common shares as of that date. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.	Related Party Transactions

Related Party Transactions

Steamship

Steamship, a related party that since January 2023 is controlled by our Chairperson, provides to us insurance, administrative and brokerage services pursuant to a Management Agreement for insurance-related services an Administrative Services Agreement; and a Brokerage Services Agreement.

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

Under our Brokerage Services Agreement with Steamship, we pay Steamship a lump sum commission of $150,000 per month, plus 2.5% on the hire agreed per charter party for each vessel (subject to required deductions and withholdings); provided, however, that we and Steamship may agree to commissions on a percentage basis for specific deals. This Brokerage Services Agreement had an initial term of twelve months commencing on January 1, 2023 (unless terminated earlier on the basis of any other provision contained therein) and is automatically renewed for further periods of one calendar year.

Diana Shipping, Right of First Refusal

We have entered into a right of first refusal agreement with Diana Shipping, dated November 8, 2021, pursuant to which Diana Shipping granted us a right of first refusal over six dry bulk carriers then owned by Diana Shipping and identified in the agreement. As of the date of this annual report, one of the six identified vessels from Diana Shipping remains available for our purchase. Pursuant to this right of first refusal, we have the right, but not the obligation, to purchase the remaining identified vessel when and if Diana Shipping determines to sell the vessel. Pursuant to the agreement, in connection with our right of first refusal in any vessel acquisition opportunity, our right to purchase the vessel will be at a price equal to the fair market value of such vessel at the time of sale, as determined by the average of two independent shipbroker valuations from brokers mutually agreeable to the Company and Diana Shipping. If we do not exercise our right to purchase this vessel, Diana Shipping has the right to sell the vessel to any third party for a period of three months from the date we received notice of the offer from Diana Shipping.

On February 1, 2023, we entered into a memorandum of agreement with Diana Shipping to acquire a 2005-built Panamax vessel, the M/v Melia, having a carrying capacity of 76,225 dwt, for a total consideration of $14.0 million. Of the purchase price, $4.0 million, was paid in cash upon signing of the memorandum of agreement, and the remaining amount was paid upon delivery of the vessel to us in 13,157 shares of our Series D Preferred Stock. Our purchase of this vessel was made pursuant to our exercise of a right of first refusal granted to us by Diana Shipping. The vessel was delivered to us on February 8, 2023. The acquisition of the vessel was approved by a committee of independent members of our Board of Directors.

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

Diana Shipping, Redemption of Series C Preferred Stock

On October 17, 2023, Diana Shipping, pursuant to the provisions of the Series C Preferred Stock statement of designations, exercised its right to redeem 9,793 of its 10,000 Series C Preferred Stock, through the issuance to Diana Shipping of 3,649,474 of the Company’s shares of common stock. The redemption rate which was utilized in connection with the redemption of the Series C Preferred Stock was based on the 10-day trailing VWAP of the Company’s common stock, in accordance with the conversion mechanism prescribed in the Series C Preferred Stock statement of designation. As a result of this redemption, 207 Series C Preferred Stock of the Company remained in Diana Shipping’s possession as of December 31, 2023 and as of the date of this annual report.

Diana Wilhelmsen Management Limited

Diana Wilhelmsen Management Limited, or DWM, is a 50/50 joint venture of Diana Shipping and an unaffiliated entity of us, which provides management services to the vessels in our fleet pursuant to a management agreement, under which each of our vessel-owning subsidiaries pays, for each vessel, an aggregate of 1.25% on hire and on freight of the vessel’s gross income, plus either (i) $18,500 for each month that the vessel is employed or available for employment or (ii) $9,250 per month for each month that the vessel is laid-up and not available for employment for at least 15 calendar days of such month. The management agreement may be terminated by either party on three months’ prior written notice.

Issuance of Series E Preferred Stock

On March 20, 2023, we issued 1,200 shares of our newly-designated Series E Preferred Stock (the “Series E Preferred Stock”), par value $0.01 per share, to an affiliated company of our Chairperson, Mrs. Semiramis Paliou, for a purchase price of $35,000. In connection with this transaction, we engaged a financial advisor to evaluate the transaction and deliver an opinion as to the financial fairness and the fair value of such consideration. The Series E Preferred Stock has no dividend or liquidation rights. The Series E Preferred Stock votes with the shares of common stock of the Company, and each share of the Series E Preferred Stock entitles the holder thereof to up to 25,000 votes, on all matters submitted to a vote of the stockholders of the Company, subject up to 15% of the total number of votes entitled to be cast on matters put to shareholders of the Company. The Series E Preferred Stock is convertible, at the election of the holder, in whole or in part, into shares of our common stock at a conversion price equal to the 10-trading day trailing VWAP of our common stock, subject to certain adjustments, commencing at any time after a Series B Event. The 15% limitation discussed above, shall terminate upon the occurrence of a Series B Event. The Series E Preferred Stock is transferable only to the holder’s immediate family members and to affiliated persons or entities, with the prior consent of the Company. The issuance of shares of Series E Preferred Stock was approved by an independent committee of the Board of Directors of the Company.

Altair Travel Agency S.A.

Altair Travel Agency S.A., or Altair, an entity in which the Company’s Chairperson holds equity interests, provides us from time to time with travel related services.

C.	Interests of Experts and Counsel

Not Applicable.

Item 8.	Financial information

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

B.	Significant Changes

Not applicable.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

Our common shares currently trade on the Nasdaq Capital Market under the ticker symbol “OP”.

B.	Plan of distribution

Not applicable.

C.	Markets

Our common shares currently trade on the Nasdaq Capital Market under the symbol “OP”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share capital

Not applicable.

B.	Memorandum and articles of association

Our current amended and restated articles of incorporation are filed as exhibit 1.1 hereto, and our current amended and restated bylaws are filed as exhibit 1.2 hereto. The information contained in these exhibits is incorporated by reference herein.

Information regarding the rights, preferences and restrictions attaching to each class of our shares is described in Exhibit 2.10 to this annual report titled “Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.”

C.	Material contracts

As of April 10, 2024, we have not entered into any new material contracts in the last two years, other than those entered in the ordinary course of business or already attached in the exhibits. We also refer you to “Item 4. Information on the Company -A. History and Development of the Company,” “Item 5. Operating and Financial Review and Prospects -B. Liquidity and Capital Resources” and “Item 7. Major Shareholders and Related Party Transactions -B. Related Party Transactions” for a discussion of existing material agreements.

D.	Exchange Controls

Under Marshall Islands, Panamanian, Cypriot and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

E.	Taxation

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

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

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

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code and the Treasury Regulations thereunder, the Company will be exempt from United States federal income taxation on its U.S.-source shipping income if:

•	the Company is organized in a foreign country, or its country of organization, that grants an “equivalent exemption” to corporations organized in the United States; and

Either

•
more than 50% of the value of the Company’s stock is owned, directly or indirectly, by “qualified shareholders,” individuals who are “residents” of a foreign country that grants an “equivalent exemption” to corporations organized in the United States, which we refer to as the “50% Ownership Test,” or

•
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

Under the relevant Treasury regulations, the Company’s common shares will be considered to be “regularly traded” on an established securities market if one or more classes of its stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market (the “listing threshold”). Since the Company’s common shares are listed on the Nasdaq Capital Market, the Company satisfies the listing threshold.

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

The Company’s U.S. source shipping income would be considered “effectively connected” with the conduct of a United States trade or business only if:

•	The Company has, or is considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•
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

•
at least 75% of the Company’s gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the Company’s assets during such taxable year produce, or are held for the production of, passive income, which we refer to as “passive assets”.

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

•
such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, if the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

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

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if a U.S. Individual Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he failed to report all interest or dividends required to be shown on your United States federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

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

Changes in Global Tax Laws

Long-standing international tax initiatives that determine each country’s jurisdiction to tax cross-border international trade and profits are evolving as a result of, among other things, initiatives such as the Anti-Tax Avoidance Directives, as well as the Base Erosion and Profit Shifting reporting requirements, mandated and/or recommended by the EU, G8, G20 and Organization for Economic Cooperation and Development, including the imposition of a minimum global effective tax rate for multinational businesses regardless of the jurisdiction of operation and where profits are generated (Pillar Two). As these and other tax laws and related regulations change (including changes in the interpretation, approach and guidance of tax authorities), our financial results could be materially impacted. Given the unpredictability of these possible changes and their potential interdependency, it is difficult to assess whether the overall effect of such potential tax changes would be cumulatively positive or negative for our earnings and cash flow, but such changes could adversely affect our financial results.

On December 12, 2022, the European Union member states agreed to implement the OECD’s Pillar Two global corporate minimum tax rate of 15% on companies with revenues of at least €750 million effective from 2024. Various countries have either adopted implementing legislation or are in the process of drafting such legislation. Any new tax law in a jurisdiction where we conduct business or pay tax could have a negative effect on our company.

The Company encourages each shareholder to consult with his, her or its own tax advisor as to particular tax consequences to it of holding and disposing of our common shares, including the applicability of any state, local or foreign tax laws and any proposed changes in applicable law.

F.	Dividends and paying agents

Not applicable.

G.	Statement by experts

Not applicable.

H.	Documents on display

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

Shareholders may also request a copy of our filings at no cost by writing or telephoning us at the following address:

Margarita Veniou
Chief Corporate Development and Governance Officer and Secretary
Pendelis 26, 175 64 Palaio Faliro,
Athens, Greece
Tel: +30-210-9485-360
Email: info@oceanpal.com

I.	Subsidiary information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

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

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

On January 25, 2022, we closed an underwritten public offering of 15,571,429 units at a price of $0.77 per unit, 200 units consisting of one share of our common stock (or 200 pre-funded warrants in lieu of one share of our common stock) and 200 Class A warrants to purchase one share of our common stock. In addition, certain selling shareholders affiliated with us (the “Selling Shareholders”) sold an aggregate of 3,143 shares of common stock in the offering. Each of the 3,143 shares of common stock sold by the Selling Shareholders on the primary offering, was delivered to the underwriters with 200 additional Class A warrants to purchase one share of common stock (sold by us), on a firm commitment basis. In addition, the underwriter for the offering fully-exercised its option to purchase an additional 5,743 common shares from the Selling Shareholders and 6,407 common shares, along with 2,430,000 Class A warrants from us to purchase 12,150 shares of common stock. Each of the 5,743 shares of common stock sold by the Selling Shareholders upon exercise of the underwriters’ over-allotment option, was sold with 200 Class A warrants (sold by us) to purchase one share of our common stock, on a firm commitment basis. All pre-funded warrants related to this offering were exercised during 2022, whereas as of April 10, 2024, Class A warrants to purchase 72,370 common shares remained available for exercise at an exercise price of $154.00 per share. The gross proceeds of the offering to us, before underwriting discounts and commissions and estimated offering expenses, were approximately $16.19 million (including the exercise of the overallotment option, the exercise of 4,156,000 Class A warrants to purchase 20,780 shares of common stock, and the exercise of all pre-funded warrants). We did not receive any of the proceeds from the sale of common shares by the Selling Shareholders and only received the proceeds for the Class A warrants sold together with the Selling Shareholders’ shares of common stock.

On February 10, 2023, we issued 15,000,000 units with each twenty units consisting of one share of common stock (or twenty pre-funded warrants in lieu of one share of our common stock) and twenty Class B Warrants. We also offered to each purchaser, with respect to the purchase of units that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% of our outstanding common stock immediately following the consummation of this offering, the opportunity to purchase twenty pre-funded warrants in lieu of one share of common stock. Each twenty pre-funded warrants were exercisable for one share of common stock at an exercise price of $0.20 per share. As of December 31, 2023, all the pre-funded warrants related to this offering have been exercised, and, further, as of April 10, 2024, all Class B warrants to purchase 750,000 common shares remained available for exercise at an exercise price of $20.20 per share. The gross proceeds of the offering to us, before deducting for placement agency fees and estimated offering expenses, including the exercise of all pre-funded warrants, were approximately $15.16 million, as of the date of this annual report. Also, on the same date, we sold to each purchaser of the units, 15,000,000 unregistered privately placed warrants, to purchase up to an aggregate of 750,000 shares of our common stock at an exercise price of $20.20 per share. On February 23, 2023, we filed with the SEC a resale registration agreement in Form F-1 regarding the privately placed warrants which was declared effective on March 8, 2023. All privately placed warrants were exercised by September 29, 2023. We did not receive any proceeds from the exercise of the privately placed warrants since these were exercised on an alternative cashless basis, resulting to the issuance of 562,501 shares of common stock.

As of the date of this annual report, we have committed substantially all the net proceeds of the January 2022 Underwritten Offering and the February 2023 Registered Direct Offering for general corporate purposes.

Item 15.	Controls and Procedures

(a)	Disclosure Controls and Procedures.

Management assessed the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report, being December 31, 2023. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company’s disclosure controls and procedures are effective as of the evaluation date.

(b)	Management’s annual report on internal control over financial reporting.

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

Management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2023, is effective.

(c)	Attestation report of the registered public accounting firm.

This annual report does not include an attestation report of the Company’s registered public accounting firm because as an emerging growth company, we are exempt from this requirement.

(d)	Changes in internal control over financial reporting.

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

Our principal accountants, Ernst and Young (Hellas), Certified Auditors Accountants S.A., have billed us for audit services. Aggregate audit fees in 2023 and 2022, amounted to €135,000 and €94,500, or approximately $146,029 and $99,568, respectively, and relate to audit services provided in connection with the audit of our consolidated financial statements.

(b)	Audit-related Fees

In 2023 and 2022, our principal accountants, Ernst and Young (Hellas), Certified Auditors Accountants S.A., and our external consultants PricewaterhouseCoopers Business Solutions S.A. have also billed us for audit related services provided for the Company’s registration statements, which amounted to €103,000 and €153,750 or about $111,355 and $168,521, respectively.

(c)	Tax Fees

During 2023 and 2022, we received tax services for which fees amounted to $9,000 and $12,500, respectively, and relate to the calculation of Earnings and Profits of the Company.

All the abovementioned fees and services are expressed in U.S Dollars.

(d)	All Other Fees

None

(e)	Audit Committee’s Pre-Approval Policies and Procedures

Our Audit Committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of our independent auditors. As part of this responsibility, the Audit Committee pre-approves the audit and non-audit or non-assurance and audit-related services performed by the independent auditors in order to assure that they do not impair the auditor’s independence from the Company. The Audit Committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved.

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

•
We are not required under Marshall Islands law to maintain a Board of Directors with a majority of independent directors, and we may not be able to maintain a Board of Directors with a majority of independent directors in the future.

•
In lieu of a nomination committee comprised of independent directors, our Board of Directors is responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees. Shareholders may also identify and recommend potential candidates to become board members in writing. No formal written charter has been prepared or adopted because this process is outlined in our bylaws.

•
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

•
In lieu of holding regular meetings at which only independent directors are present, our entire Board of Directors, a majority of whom are independent, hold regular meetings as is consistent with the laws of the Republic of the Marshall Islands.

•
The Board of Directors has adopted an Equity Incentive Plan, as amended and restated. Shareholder approval was not necessary since Marshall Islands law permits the Board of Directors to take such actions.

•
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

•
In lieu of obtaining shareholder approval prior to the issuance of designated securities, the Company  complies with the provisions of the Marshall Islands Business Corporations Act, providing that the Board of Directors approves share issuances.

Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J.	Insider Trading Policies

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will be applicable to us beginning in the fiscal year ending December 31, 2024.

Item 16K.	Cybersecurity

Risk management and strategy

We believe that cybersecurity is fundamental in our operations and, as such, we are committed to maintaining robust governance and oversight of cybersecurity risks and to implementing comprehensive processes and procedures for identifying, assessing, and managing material risks from cybersecurity threats as part of our broader risk management system and processes. We maintain various cybersecurity measures and protocols to safeguard our systems and data and continuously monitor and assess potential threats to pre-emptively address any emerging cyber risks. We have implemented various processes for assessing, identifying, and managing material risks from cybersecurity threats, which are integrated into our overall risk management framework. These risk assessments include identifying reasonably foreseeable potential internal and external risks, the likelihood of occurrence and any potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, controls, and other safeguards in place to manage such risks. As part of our risk management process, we may engage third party experts to help identify and assess risks from cybersecurity threats.

The Company’s personnel are provided cyber security awareness training and are adequately trained to perform their information security-related duties and responsibilities consistent with related policies, procedures, and agreements. Where network connectivity is used, appropriate controls, including firewalls and intrusion detection exist and periodic assessment is performed to prevent unauthorised access.

Governance

Our board of directors considers cybersecurity risk as part of its risk oversight function and has delegated the day-to-day oversight of cybersecurity and other technology risks to an outside consultant who is over sought by Company’s senior management and is responsible for assessing and managing cybersecurity threats and for reporting cybersecurity updates, including updates on monitoring and strategies to prevent cybersecurity threats to the board of directors on a quarterly basis or more often as needed. Senior management regularly discusses cyber risks and trends and, should they arise, any material incidents with our board of directors.

Cybersecurity Threats

During the year ended December 31, 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. For more information about the cybersecurity risks we face, please see Item 3. Key Information — D. Risk Factors — “A cyber-attack could materially disrupt our business.”

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The financial statements required by this Item 18 are filed as a part of this annual report beginning on page F-1.

Item 19.	Exhibits

Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation of the Company (1)

1.2	Amended and Restated Bylaws of the Company (1)

2.1	Form of Common Share Certificate (2)

2.2	Certificate of Designations of the Series A Participating Preferred Stock of the Company (2)

2.3	Statement of Designations of the Series B Preferred Shares of the Company (2)

2.4	Amended and Restated Statement of Designations of the 8.0% Series C Preferred Stock of the Company

2.5	Amended and Restated Statement of Designations of the 7.0% Series D Preferred Stock of the Company

2.6	Statement of Designations of the Series E Preferred Stock of the Company (6)

2.7	Form of Class A Warrant (9)

2.8	Warrant Agency Agreement by and between Computershare Trust Company, N.A. and the Company, as to the Class A Warrants (5)

2.9	Form of Class B Warrant (4)

2.10	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act

4.1	Stockholders Rights Agreement (7)

4.2	2021 Equity Incentive Plan, as amended and restated

4.3	Form of Management Agreement with Diana Wilhelmsen Management Limited (2)

4.4	Form of Amendment to the Management Agreement with Diana Wilhelmsen Management Limited (5)

4.5	Non-Competition Agreement, by and between the Company and Diana Shipping Inc. (2)

4.6	Right of First Refusal Agreement with Diana Shipping Inc. (2)

4.7	Amended and Restated Contribution and Conveyance Agreement between the Company and Diana Shipping Inc. (9)

4.8	Form of Management Agreement with Steamship Shipbroking Enterprises Inc. (2)

4.9	Administrative Services Agreement with Steamship Shipbroking Enterprises Inc.

4.10	Brokerage Services Agreement with Steamship Shipbroking Enterprises Inc.

4.11	Shareholders Agreement with RFSea Infrastructure II AS

8.1	Subsidiaries of the Company (3)

11.1	Code of Ethics (2)

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

15.2	Consent of Independent Registered Public Accounting Firm

97.1	Policy Regarding the Recovery of Erroneously Awarded Compensation

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Schema Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(1)	Filed as an exhibit to the Company’s Report on Form 6-K on June 30, 2023, and incorporated by reference herein.

(2)	Filed as an exhibit on Form 20-FR12B/A filed on November 2, 2021, and incorporated by reference herein.

(3)	Filed as an exhibit on Form 6-K filed on February 10, 2023, and incorporated by reference herein.

(4)	Filed as an exhibit to the Company’s Registration Statement on Form F-1 on February 23, 2023, as amended, and incorporated by reference herein.

(5)	Filed as an exhibit to the Company’s annual report on Form 20-F for the year ended December 31, 2021, filed with the Commission on April 6, 2022.

(6)	Filed as an exhibit to the Company’s annual report on Form 20-F for the year ended December 31, 2023, filed with the Commission on March 30, 2023.

(7)	Filed as an exhibit on Form 6-K filed on December 19, 2022, and incorporated by reference herein.

(8)	Filed as an exhibit on Form 20-FR12B/A filed on November 17, 2021, and incorporated by reference herein.

(9)	Filed as an exhibit on Form 6-K filed on January 25, 2022, and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

OCEANPAL INC.

/s/ Vasiliki Plousaki
Vasiliki Plousaki
Chief Financial Officer
Dated: April 15, 2024

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm (PCAOB ID: 1457)	F-2

Consolidated Balance Sheets as of December 31, 2023 and 2022	F-3

Consolidated Statements of Comprehensive (Loss)/Income for the years ended December 31, 2023, and 2022 and for the period from inception (April 15, 2021) through December 31, 2021	F-4

Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2023, and 2022 and for the period from inception (April 15, 2021) through December 31, 2021	F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2023, and 2022 and for the period from inception (April 15, 2021) through December 31, 2021	F-6

Notes to Consolidated Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of OceanPal Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of OceanPal Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive (loss)/income, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2023 and for the period from inception (April 15, 2021) through December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023 and for the period from inception (April 15, 2021) through December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Athens, Greece
April 15, 2024

OCEANPAL INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31, 2023	December 31, 2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2(e))	$14,841	$8,454
Accounts receivable trade, net (Note 2(f))	2,963	4,252
Due from a related party (Note 3(a))	-	5
Inventories (Note 2(g))	287	334
Prepaid expenses and other assets, net (Note 6)	895	1,126
Insurance claims (Note 2(i))	1,058	-
Total current assets	20,044	14,171

FIXED ASSETS:
Vessels, net (Notes 2(j), 2(k) and 5)	71,100	63,672
Total fixed assets	71,100	63,672
OTHER NON-CURRENT ASSETS:
Deferred charges, net (Notes 2(m) and 2(z))	2,056	1,175
Equity method investment (Notes 2(h) and 4)	1,645	-
Total assets	$94,845	$79,018

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable, trade and other	405	281
Due to related parties (Notes 3(a) and 3(b))	474	410
Dividends payable (Note 7(c))	110	240
Accrued liabilities	898	1,154
Unearned revenue (Note 2(o))	399	374
Total current liabilities	2,286	2,459

Commitments and contingencies (Note 6)	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 100,000,000 shares authorized, 520,459 issued and outstanding as of December 31, 2023, and 519,172 issued and outstanding as of December 31, 2022 (Note 7)	5	5
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 7,448,601 issued and outstanding as of December 31, 2023, and 509,200 issued and outstanding as of December 31, 2022 (Note 7)	74	5
Additional paid-in capital (Note 7)	100,500	78,870
Accumulated deficit	(8,020)	(2,321)
Total stockholders’ equity	92,559	76,559
Total liabilities and stockholders’ equity	$94,845	$79,018

The accompanying notes are an integral part of these consolidated financial statements.

OCEANPAL INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME
For the years ended December 31, 2023, and 2022 and the period from inception (April 15, 2021) through December 31, 2021
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2023	2022	2021
REVENUES:
Time charter revenues (Notes 2(f) and 2(o))	$18,957	$19,085	$1,334

EXPENSES:
Voyage expenses (Note 2(o))	1,940	3,680	54
Vessel operating expenses (Notes 2(p) and 9)	10,421	6,880	360
Depreciation and amortization of deferred charges (Notes 2(l), 2(m) and 5)	7,670	4,896	354
General and administrative expenses	5,281	3,083	358
Management fees to related parties (Notes 3(a) and 3(b))	1,236	878	74
Other operating loss/(income) (Note 6)	131	(6)	-
Operating (loss)/income	$(7,722)	$(326)	134

OTHER INCOME:
Changes in fair value of warrants’ liability (Note 7(b))	6,222	-	-
Finance costs (Note 7(b))	(909)	-	-
Interest income	504	-	-
Gain from equity method investment (Notes 2(h) and 4)	2	-	-
Other expenses	(74)	-	-
Total other income, net	$5,745	$-	$-

Net (loss)/income and comprehensive (loss)/income	$(1,977)	$(326)	$134

Deemed dividend upon redemption of Series D Preferred Stock (Note 7(c))	(154)	(134)	-
Deemed dividend upon redemption of Series C Preferred Stock (Note 7(c))	(2,549)	-	-
Dividends on Series C Preferred Stock (Note 7(c))	(991)	(950)	(69)
Dividends on Series D Preferred Stock (Note 7(c))	(1,036)	(252)	-
Dividends on Class A warrants (Note 7(a))	-	(1,012)	-

Net (loss)/income and comprehensive (loss)/income attributable to common stockholders	$(6,707)	$(2,674)	$65

(Loss)/ earnings per common share, basic (Note 8)	$(2.02)	$(17.18)	$1.47
(Loss)/ earnings per common share, diluted (Note 8)	$(3.83)	$(17.18)	$1.06

Weighted average number of common stock, basic (Note 8)	3,315,519	155,655	44,101
Weighted average number of common stock, diluted (Note 8)	3,372,207	155,655	61,378

The accompanying notes are an integral part of these consolidated financial statements.

OCEANPAL INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the years ended December 31, 2023, and 2022 and for the period from inception (April 15, 2021) through December 31, 2021
(Expressed in thousands of U.S. Dollars – except for share and per share and warrants data)

	Preferred Stock Series B		Preferred Stock Series C		Preferred Stock Series D		Preferred Stock Series E		Common Stock		Additional	Retained Earnings/
	# of Shares	Par Value	# of Shares	Par Value	# of Shares	Par Value	# of Shares	Par Value	# of Shares	Par Value	Paid-in Capital	(Accumulated Deficit)	Total Equity
BALANCE, April 15, 2021	-	$-	-	$-	-	$-	-	$-	25	$-	$-	$-	$-
Net income	-	$-	-	$-	-	$-	-	$-	-	$-	$-	$134	$134
Cancellation of common stock (Note 7(a))	-	-	-	-	-	-	-	-	(25)	-	-	-	-
Issuance of common stock (Note 7(a))	-	-	-	-	-	-	-	-	44,101	-	40,509	-	40,509
Issuance of Series B Preferred Stock (Notes 3(c) and 7(c))	500,000	5	-	-	-	-	-	-	-	-	-	-	5
Issuance of Series C Preferred Stock (Notes 3(c) and 7(c))	-	-	10,000	-	-	-	-	-	-	-	7,570	-	7,570
Dividends on Series C Preferred Stock (Note 7(c))	-	-	-	-	-	-	-	-	-	-	-	(69)	(69)
BALANCE, December 31, 2021	500,000	$5	10,000	$-	-	$-	-	$-	44,101	$0	$48,079	$65	$48,149

Net loss	-	$-	-	$-	-	-	-	-	-	$-	$-	$(326)	$(326)
Issuance of 15,571,429 units (comprising from common stock or prefunded warrants and warrants) and 628,751 warrants at primary offering, net of issuance costs (Note 7(a))	-	-	-	-	-	-	-	-	65,357	1	10,694	-	10,695
Issuance of 6,407 shares of common stock upon exercise of underwriters’ over- allotment option and exercise of 2,430,000 Class A warrants (Note 7(a))	-	-	-	-	-	-	-	-	6,407	-	898	-	898
Issuance of common stock following exercise of 4,156,000 Class A warrants and 2,500,000 prefunded warrants (Note 7(a))	-	-	-	-	-	-	-	-	33,280	-	3,143	-	3,143
Issuance of Series D Preferred Stock (Note 7(c))	-	-	-	-	25,000	-	-	-	-	-	17,600	-	17,600
Compensation cost under the Equity Incentive Plan (Note 7(c))	-	-	-	-	-	-	-	-	-	-	568	-	568
Dividends declared ($10 per share of common stock and Class A warrant) (Note 7(b))	-	-	-	-	-	-	-	-	-	-	(1,767)	(448)	(2,215)
Dividends declared and paid ($2 per share of common stock and Class A warrant) (Note 7(b))	-	-	-	-	-	-	-	-	-	-	-	(886)	(886)
Series D Preferred Stock redemption and issuance of common stock (Note 3(c) and 7(c))	-	-	-	-	(15,828)	-	-	-	360,055	4	130	(134)	-
Dividends on Series D Preferred Stock (Note 7(c))	-	-	-	-	-	-	-	-	-	-	-	(117)	(117)
Dividends on Series C Preferred Stock (Note 7(c))	-	-	-	-	-	-	-	-	-	-	(475)	(475)	(950)
BALANCE, December 31, 2022	500,000	$5	10,000	$-	9,172	$-	-	$-	509,200	$5	$78,870	$(2,321)	$76,559

Net loss	-	$-	-	$-	-	$-	-	$-	-	$-	$-	$(1,977)	$(1,977)
Issuance of Series D Preferred Stock (Notes 3(c) and 7(c))	-	-	-	-	13,157	-	-	-	-	-	10,000	-	10,000
Issuance of 15,000,000 units (comprising from 615,000 shares of common stock, 2,700,000 prefunded warrants and 15,000,000 Class B warrants) at primary offering, net of issuance costs (the “February 2023 Registered Direct Offering”) (Note 7(a))	-	-	-	-	-	-	-	-	615,000	6	6,693	-	6,699
Issuance of common shares pursuant to exercises of 2,700,000 pre-funded warrants in the February 2023 Registered Direct Offering (Note 7(a))	-	-	-	-	-	-	-	-	135,000	1	26	-	27
Issuance of Series E Preferred Stock (Notes 3(d) and 7(c))	-	-	-	-	-	-	1,200	-	-	-	35	-	35
Retirement of fractional common shares in June reverse stock split (Note 7(a))	-	-	-	-	-	-	-	-	(65)	-	-	-	-
Series C Preferred Stock redemption and issuance of common stock (Note 7(c))	-	-	(9,793)	-	-	-	-	-	3,649,474	36	2,513	(2,549)	-
Series D Preferred Stock redemption and issuance of common stock (Note 7(c))	-	-	-	-	(8,591)	-	-	-	1,977,491	20	134	(154)	-
Alternative cashless exercise of private placement warrants (Note 7(b))	-	-	-	-	-	-	-	-	562,501	6	1,276	0	1,282
Issuance of restricted Series C Preferred Stock and compensation cost under the Equity Incentive Plan (Note 7(c))	-	-	5,314	-	-	-	-	-	-	-	1,893	-	1,893
Dividends declared and paid on Series D Preferred Stock (Note 7(c))	-	-	-	-	-	-	-	-	-	-	(255)	(713)	(968)
Dividends declared on Series C Preferred Stock (Note 7(c))	-	-	-	-	-	-	-	-	-	-	(685)	(306)	(991)
BALANCE, December 31, 2023	500,000	$5	5,521	$-	13,738	$-	1,200	-	7,448,601	$74	$100,500	$(8,020)	$92,559

The accompanying notes are an integral part of these consolidated financial statements.

OCEANPAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2023, and 2022 and for the period from inception (April 15, 2021) through December 31, 2021
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2023	2022	2021
Cash Flows provided by Operating Activities:
Net (loss)/income	$(1,977)	$(326)	$134
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization of deferred charges (Note 5)	7,670	4,896	354
Compensation cost on restricted stock awards (Note 7(c))	1,893	568	-
Finance costs (Note 7(b))	909	-	-
Changes in fair value of warrants’ liability (Note 7(b))	(6,222)	-	-
Gain from equity method investment (Note 4)	(2)	-	-
(Increase) / Decrease in:
Accounts receivable, trade, net	1,289	(3,441)	24
Due from a related party	5	65	(70)
Inventories	47	(148)	23
Prepaid expenses and other assets, net	231	(666)	(460)
Insurance claims	(1,058)	-	-
Deferred charges	-	152	(152)
Increase / (Decrease) in:
Accounts payable, trade and other	124	18	263
Due to related parties	64	351	59
Accrued liabilities	(256)	842	312
Unearned revenue	25	146	228
Dry-dock costs	(1,927)	(944)	-
Net cash provided by Operating Activities	$815	$1,513	$715

Cash Flows used in Investing Activities:
Payments for vessel improvements and vessel acquisitions (Note 5)	(4,368)	(5,094)	(42)
Payment for equity method investment (Note 4)	(1,643)	-	-
Net cash used in Investing Activities	$(6,011)	$(5,094)	$(42)

Cash Flows provided by Financing Activities:
Proceeds from Spin-Off (Note 3(c))	-	-	1,000
Proceeds from issuance of units and warrants (Note 7(a))	15,123	16,195	-
Proceeds from exercise of prefunded warrants (Note 7(a))	27	-	-
Proceeds from issuance of Series E Preferred Stock (Note 3(d) and 7(c))	35	-	-
Payments of equity issuance and financing costs (Note 7(a))	(1,513)	(1,835)	-
Payments of dividends on common stockholders and Class A warrant holders (Note 7(a))	-	(3,101)	-
Payments of dividends on Series C Preferred Stock (Note 7(c))	(1,121)	(780)	-
Payments of dividends on Series D Preferred Stock (Note 7(c))	(968)	(117)	-
Net cash provided by Financing Activities	$11,583	$10,362	$1,000

Net increase in cash and cash equivalents	$6,387	$6,781	$1,673
Cash and cash equivalents at beginning of the year/period	8,454	1,673	-
Cash and cash equivalents at end of the year/period	$14,841	$8,454	$1,673

SUPPLEMENTAL CASH FLOW INFORMATION

Series C Preferred Stock dividends declared, not paid (Note 7(c))	$(110)	$(240)	$-
Deemed dividend on Series C Preferred Stock upon issuance of common stock (Note 7(c))	(2,549)	-	-
Deemed dividend on Series D Preferred Stock upon issuance of common stock (Note 7(c))	(154)	(134)	-
Non-cash consideration for vessel acquisition through the issuance of Series D Preferred Stock (Note 7(c))	(10,000)	(17,600)	-
Alternative cashless exercise of private placement warrants (Note 7(b))	1,282	-	-
Issuance of common stock and preferred stock in exchange for entities’ acquisition (Note 3(c))	$-	$-	$47,084

The accompanying notes are an integral part of these consolidated financial statements.

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023 and 2022 and for the period from inception (April 15, 2021) through December 31, 2021
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)

1. Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of OceanPal Inc. (the ‘‘Company”, or “OceanPal”, or “OP”), and its wholly owned subsidiaries (collectively, the “Company”). OP was incorporated by Diana Shipping Inc. (“Diana Shipping” or “DSI”) on April 15, 2021, under the laws of the Republic of the Marshall Islands, having a share capital of 500 shares, par value $0.01 per share, issued to DSI. On June 24, 2021, OP filed a confidential registration statement on Form 20-F with the US Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, to effect a spin-off of three of DSI’s vessel owning subsidiaries together with working capital in exchange of common and preferred stock to DSI’s stockholders and DSI, respectively (the “Spin-Off”) (Note 3(c)). On November 29, 2021, the registration statement was declared effective. Upon Spin-Off consummation, the Company’s articles of incorporation and bylaws were amended. Under the amended articles of incorporation, the Company’s authorized share capital increased from 500 to one billion shares of common stock at par value $0.01 and 100,000,000 preferred stock at par value $0.01. In June 2023, the Company’s articles of incorporation and bylaws were further amended.

The Company’s shares trade on the Nasdaq Capital Market under the ticker symbol “OP”.

Effective December 22, 2022, and June 8, 2023, the Company effected a one-for-ten and a one-for-twenty reverse stock split, respectively, on its then issued and outstanding common stock (Note 7(a)). All share and per share amounts disclosed in the accompanying consolidated financial statements give effect to these reverse stock splits, retroactively, as applicable, for all periods presented.

The comparative consolidated financial statements for the period from inception (April 15, 2021) through December 31, 2021, include only the accounts of OceanPal Inc. from inception date April 15, 2021 through November 29, 2021, as the accounts of the Company’s wholly owned subsidiaries have been consolidated from November 30, 2021 (i.e. upon the Spin-Off consummation and the acquisition of the three ship-owning subsidiaries by the Company) when the operation of the Company’s vessels under OceanPal Inc.’s ownership started. Operations prior to November 30, 2021, consisted principally of organizational expenses.

The Company is engaged in the ocean transportation of cargoes worldwide through the ownership and operation of vessels. Each of the vessels is owned through a separate wholly owned subsidiary. As of December 31, 2023, the Company was the sole owner of all outstanding shares of the following subsidiaries:

•	Cypres Enterprises Corp. (“Cypres”), a company incorporated in the Republic of Panama on September 7, 2000, owner of the 2004 built Panamax dry bulk carrier Protefs,
•	Darien Compania Armadora S.A. (“Darien”), a company incorporated in the Republic of Panama on December 22, 1993, owner of the 2005 built Panamax dry bulk carrier Calipso,
•	Marfort Navigation Company Limited (“Marfort”), a company incorporated in the Republic of Cyprus on August 10, 2007, owner of the 2005 built Capesize dry bulk carrier Salt Lake City,
•	Darrit Shipping Company Inc. (“Darrit”), a company incorporated in the Republic of the Marshall Islands on June 02, 2022, owner of the 2005 built Capesize dry bulk carrier Baltimore, and
•	Fiji Shipping Company Inc. (“Fiji”), a company incorporated in the Republic of the Marshall Islands on January 27, 2023, owner of the 2005 built Panamax dry bulk carrier Melia (Notes 3(c) and 5).

The Company operates its own fleet through Diana Wilhelmsen Management Limited (or “DWM”) (Note 3(a)) and Steamship Shipbroking Enterprises Inc. (or “Steamship”) (Note 3(b)).

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023 and 2022 and for the period from inception (April 15, 2021) through December 31, 2021
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
Uncertainties caused by worldwide health and geopolitical events: As of December 31, 2023, COVID-19 was no longer considered a global health emergency, however the ongoing public health concerns from the COVID-19 pandemic continue to unfold. Additionally, the ongoing conflict between Russia and the Ukraine, has disrupted supply chains and caused instability in the energy markets and the global economy, which have experienced significant volatility. In particular, the conflict in Ukraine and related sanctions measures imposed against Russia has and is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and has also impacted the price of certain dry bulk goods, such as grain, as well as energy and fuel prices. Notably, various jurisdictions have imposed sanctions against Russia directly targeting the maritime transport of goods originating from Russia, such as of oil products and agricultural commodities such as potash. Further, on October 7, 2023, an ongoing armed conflict between Israel and the Palestinian militant group Hamas, which the United States and the European Union classify as a terrorist organization, has been taking place in and around the Gaza Strip, and there has been a notable uptick in hostilities in the Middle East, including reports of vessel hijacking incidents and missile attacks on vessels from threat actors in the Gulf of Aden and the Red Sea. To date, no apparent consequences have been identified on the Company’s business, or counterparties, by COVID-19 or the armed conflicts in Ukraine and the Gaza Strip and their implications. None of the Company’s contracts have been affected by the events in Ukraine and Gaza.

Given the dynamic nature of these circumstances, and as volatility continues, the full extent of the repercussions of the ongoing COVID-19 global pandemic and/or the Russo-Ukrainian and Israel-Hamas armed conflicts, and/or other ongoing hostilities occurring in the Middle East, including in the Gulf of Aden and the Red Sea,  may have either a direct or indirect impact on the industry and on the Company’s business which is difficult to be predicted, insofar as it is possible that in the future third parties with whom the Company has or will have contracts that may be impacted by such events, i.e. current or future sanctions’ measures imposed in connection with the conflicts. The related financial reporting implications cannot be reasonably estimated at this time, although they could materially affect the Company’s business, results of operations and financial condition in the future. As a result, certain of the Company’s estimates and assumptions carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods. The overall impact on the Company’s business, and the efficacy of any measures the Company takes in response to the challenges presented by these geopolitical events, will depend on how those events will further develop, the duration and extent of the restrictive measures that are associated with such events and their impact on global economy and trade, which is still uncertain. The Company is constantly monitoring the developing situation, as well as its charterers’ and other counterparties’ response to the market and continuously evaluates the effect on its operations. Also, the Company monitors inflation in the United States of America, Eurozone and other countries, including ongoing global prices pressures that are driving up energy and commodity prices in the wake of the armed conflicts in Ukraine and the Middle East, which continue to have a moderate effect on the Company’s operating expenses.

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023 and 2022 and for the period from inception (April 15, 2021) through December 31, 2021
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
2. Significant Accounting Policies – Recent Accounting Pronouncements

a) Principles of consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of OceanPal Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation. Under Accounting Standards Codification (“ASC”) 810 “Consolidation”, the Company consolidates entities in which it has a controlling financial interest, by first considering if an entity meets the definition of a variable interest entity (“VIE”) for which the Company is deemed to be the primary beneficiary under the VIE model, or if the Company controls an entity through a majority of voting interest based on the voting interest model. The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist. For entities in which the Company has a variable interest, the Company determines if the entity is a VIE by considering whether the entity’s equity investment at risk is sufficient to finance its activities without additional subordinated financial support and whether the entity’s at-risk equity holders have the characteristics of a controlling financial interest. In performing the analysis of whether the Company is the primary beneficiary of a VIE, the Company considers whether it individually has the power to direct the activities of the VIE that most significantly affect the entity’s performance and also has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. If the Company holds a variable interest in an entity that previously was not a VIE, the Company reconsiders the initial determination of whether the entity has become a VIE if certain types of events (“reconsideration events”) occur. The Company has identified it has variable interests in RFSea Infrastructure II AS (“RFSea”) and that RFSea is a variable interest entity as of December 31, 2023, but is not the primary beneficiary of such entity (Note 4).The Company’s evaluation did not result in identification of consolidated variable interest entities as of December 31, 2023, and 2022.

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

c) Other comprehensive (loss)/ income: The Company has no other comprehensive (loss)/income and accordingly comprehensive (loss)/income equals net (loss)/income for the periods presented.

d) Foreign currency translation: The functional currency of the Company is the U.S. dollar because the Company’s vessels operate in international shipping markets, and therefore primarily transact business in U.S. dollars. The Company’s accounting records are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities which are denominated in other currencies are translated into U.S. dollars at the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of comprehensive (loss)/income.

e) Cash and cash equivalents: The Company considers highly liquid investments such as time deposits, certificates of deposit and their equivalents with an original maturity of up to about three months to be cash equivalents. Interest earned on cash and cash equivalents is separately presented in the accompanying consolidated statements of comprehensive (loss)/income under “Interest Income”.

f) Accounts receivable, trade, net: The amount shown as accounts receivable, trade, net at each balance sheet date, includes receivables from charterers for hire from lease agreements, net of allowance for doubtful accounts related to expected uncollectible accounts receivable, if any. At each balance sheet date, all potentially uncollectible accounts are assessed individually for the purpose of determining the appropriate allowance for doubtful accounts. The Company assessed its accounts receivable, trade and its credit risk relating to its charterers, also considering the global pandemic and geopolitical events and the effect that these events could have on its accounts. The Company recognizes allowance for doubtful accounts deriving from the collectability assessment as direct reduction to lease income, which for 2023, 2022 and 2021 amounted to $33, $15, and nil, respectively. The Company does not recognize interest income on trade receivables as all balances are usually settled within a year. The Company classifies accounts receivable, trade, net from charterers in dispute within “Prepaid expenses and other assets, net” in the accompanying consolidated balance sheets (Note 6).

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023 and 2022 and for the period from inception (April 15, 2021) through December 31, 2021
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
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

h) Equity method investments: Investments in the equity of entities over which the Company exercises significant influence but does not exercise control are accounted for by the equity method of accounting in accordance with ASC 321 “Investments-Equity securities”. In reaching such a conclusion, the Company first assesses whether it holds variable interests in the investee and further, whether the investee meets the definition of a VIE. The Company then determines whether it is the investee’s primary beneficiary by considering any special rights (in terms of voting, board representation, kick out rights, or otherwise), that grant it with the power to direct the activities of the investee. In case the investee does not fall under the consolidation guidance, the Company records such an investment at cost and adjusts the carrying amount for its share of the earnings or losses of the entity subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received, if any, reduce the carrying amount of the investment. When the carrying value of an equity method investment equals or exceeds the Company’s interest because of losses, the Company does not recognize further losses, unless the Company has made advances, incurred obligations, or has made payments on behalf of the investee and is committed to provide further financial support to the investee. At each reporting period, the Company also evaluates whether a loss in the value of an investment that is other than a temporary decline should be recognized. In its assessment, the Company evaluates indicators such as market conditions, the investee’s performance, and the ability to sustain an earnings capacity that would justify the carrying amount of the investment and its ability to continue as a going concern. Measurement of the impairment loss is based on the fair value of the investment. As of December 31, 2023, with regards to its investment in RFSea, the Company determined that it had variable interests in RFSea and that RFSea was a VIE, but the Company was not the primary beneficiary of such entity. The Company further evaluated that no loss in the value of its investment in RFSea should be recognized (Note 4).

i) Insurance claims: The Company records insurance claims for insured loss recoveries due to fixed assets damage and for insured crew medical expenses. Insurance claims are recorded, net of any deductible amounts, at the time when the Company’s vessels suffer insured damages or at the time when crew medical expenses are incurred, recovery is probable under the related insurance policies, the Company can estimate the amount of such recovery and the claim is not subject to litigation. During 2023, the Company incurred insurance recoveries from damage to one of its vessels and from medical claims amounting to $1,058 in the aggregate, included in the accompanying 2023 consolidated statements of comprehensive (loss)/income under “Vessel operating expenses”. No insurance claim recoveries were incurred during 2022 and the period from inception date (April 15, 2021) to December 31, 2021.

j) Vessels, net: Vessels are stated at cost which consists of the contract price and any material expenses incurred upon acquisition or during construction. Expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise, these amounts are charged to expense as incurred. As of the balance sheet date, vessels are stated at cost less accumulated depreciation expense and impairment charge, if any. In case of vessel acquisitions, if the agreed contract price includes non-cash consideration through the issuance of equity instruments to the seller, the vessel acquisition is accounted for under the provisions of ASC 360 and the non-cash consideration is assessed through fair value measurement.

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023 and 2022 and for the period from inception (April 15, 2021) through December 31, 2021
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
k) Impairment of long-lived assets: Long-lived assets are reviewed for impairment whenever events or changes in circumstances (such as market conditions, obsolesce or damage to the asset, potential sales and other business plans) indicate that the carrying amount of an asset may not be recoverable. When the estimate of undiscounted projected net operating cash flows, expected to be generated by the use of an asset over its remaining useful life and its eventual disposition is less than its carrying amount plus unamortized dry-docking costs, the Company evaluates the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset, determined primarily by third party valuations The bulker sector has recently experienced decreased charter rates and decreased vessel market values, which are conditions that the Company considers as indicators of a potential impairment. In developing estimates of future undiscounted projected net operating cash flows, the Company makes assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to future charter rates for the unfixed days and future fleet utilization rates. Other assumptions used are: charter rates calculated for the fixed days using the fixed charter rate of each vessel from existing time charters, the expected outflows for scheduled vessels’ maintenance, vessel operating expenses, estimated remaining useful life of each vessel, and the vessels’ residual value if sold for scrap. The assumptions used to develop estimates of future undiscounted projected net operating cash flows are based on historical trends as well as future expectations, employment prospects under the then current market conditions and a vessels’ age. In particular, for the unfixed days, the Company uses the most recent historical ten-year average market rates available for each type of vessel over the remaining estimated life of each vessel, as applicable, net of commissions. Historical ten-year average market rates are in line with the Company’s overall chartering strategy, and they reflect the full operating history of vessels of the same type and particulars with the Company’s operating fleet. In addition, effective fleet utilization is assumed to be 98%, which is additionally affected by the period(s) each vessel is expected to undergo her scheduled maintenance, assumptions in line with the Company’s historical performance and its expectations for future fleet utilization under its fleet employment strategy. This calculation is then compared with the vessels’ net book value plus unamortized dry-docking costs. The difference between the carrying amount of the vessel plus unamortized dry-docking costs and their fair value, if any, is recognized in the Company’s accounts as impairment loss. No impairment loss was identified or recorded in the years ended December 31, 2023 and 2022 and for the period from inception (April 15, 2021) through December 31, 2021.

l) Vessel depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage (scrap) value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. In 2023, the Company identified that the estimated scrap rate used for the determination of annual depreciation was not in line with the current average historical rate and as such, the estimated scrap rate is revised (Note 5). Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

m) Accounting for dry-docking costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due. Unamortized dry-docking costs of vessels that are sold or impaired are written off and included in the calculation of the resulting gain or loss in the year of the vessel’s sale or impairment.

n) Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash, trade accounts receivable and amounts due to/from related parties. The Company places its temporary cash investments, consisting mostly of deposits, with various qualified financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk (Note 11).

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023 and 2022 and for the period from inception (April 15, 2021) through December 31, 2021
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
o) Accounting for revenues and expenses: Revenues are generated from time charter agreements which contain a lease as they meet the criteria of a lease under ASC 842. Agreements with the same charterer are accounted for as separate agreements according to their specific terms and conditions. All agreements contain a minimum non-cancellable period and an extension period at the option of the charterer. Each lease term is assessed at the inception of that lease. Under a time charter agreement, the charterer pays a daily hire for the use of the vessel and reimburses the owner for hold cleanings, extra insurance premiums for navigating in restricted areas and damages caused by the charterers. The charterer pays to third parties port, canal and bunkers consumed during the term of the time charter agreement. Such costs are considered direct costs and are not recorded as they are directly paid by charterers, unless they are for the account of the owner, in which case they are included in voyage expenses. The Company incurs voyage expenses such as commissions, bunkers (fuel oil and diesel oil), and port expenses relating to owners’ matters. When a vessel is delivered to a charterer, bunkers are purchased by the charterer and sold back to the Company on the redelivery of the vessel. Bunker gain, or loss, results when a vessel is redelivered by a charterer and delivered to the next charterer at different bunker prices, or quantities. For the years ended December 31, 2023 and 2022 and for the period from inception (April 15, 2021) through December 31, 2021, the Company incurred loss, loss and gain on bunkers amounting to $186, $1,949, and $63 respectively, primarily resulting from the difference in the value of bunkers paid by the Company when the vessel was redelivered to the Company from the charterer under the vessel’s previous time charter agreement and the value of bunkers sold by the Company when the vessel was delivered to a new charterer. This gain or loss is included in “Voyage expenses” in the accompanying consolidated statements of comprehensive (loss)/income. Under a time charter agreement, the owner pays for the operation and the maintenance of the vessel, including crew, insurance, spares and repairs, which are recognized in operating expenses. Revenues from time charter agreements providing for variable lease payments are accounted for as operating leases and thus recognized on a straight-line basis over the non-cancellable rental periods of such agreements, as the service is performed. The Company, as lessor, has elected to apply the practical expedient not to allocate the consideration in the agreement to the separate lease and non-lease components (operation and maintenance of the vessel) as their timing and pattern of transfer to the charterer, as the lessee, are the same and the lease component, if accounted for separately, would be classified as an operating lease, as the criteria of the paragraphs ASC 842-10-15-42A through 42B are met. Additionally, the lease component is considered the predominant component as the Company has assessed that more value is ascribed to the vessel rather than to the services provided under the time charter contracts. Also, the Company elected to apply a package of practical expedients which does not require the Company, as a lessor, to reassess: (1) whether any expired or existing contracts are or contain leases; (2) lease classification for any expired or existing leases; and (3) whether initial direct costs for any expired or existing leases would qualify for capitalization under ASC 842. Apart from the agreed hire rate, the owner may be entitled to an additional income, such as ballast bonus, which is considered as reimbursement of owner’s expenses and is recognized together with the lease component over the duration of the charter. The Company has made an accounting policy election to recognize the related ballast costs incurred, mainly consisting of bunkers’ consumption, over the period between the charter party date or the prior redelivery date (whichever is latest) and the delivery date to the charterer, as contract fulfillment costs are amortized over the charter period in accordance with ASC 340-40. Commissions paid to brokers are deferred and amortized over the related charter period to the extent revenue has been deferred, since commissions are earned as the Company’s revenues are earned. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize revenue have not been met. The majority of the vessels are employed on short to medium-term time charter contracts, which provides flexibility in responding to market developments. The Company monitors developments in the dry bulk shipping industry on a regular basis and adjusts the charter hire periods for the vessels according to prevailing market conditions.

p) Repairs and maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the year incurred. Such costs are included in “Vessel operating expenses” in the accompanying consolidated statements of comprehensive (loss)/income.

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023 and 2022 and for the period from inception (April 15, 2021) through December 31, 2021
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
q) (Loss)/Earnings per common share: Basic (loss)/earnings per common share are computed by dividing net (loss)/income available to common stockholders by the weighted average number of common shares outstanding during the year. Unvested preferred shares granted under the Company’s equity incentive plan, and Class A warrants are entitled to receive dividends which are not refundable, and therefore are considered participating securities for basic earnings per share calculation purposes, using the two-class method. The two-class method is an earnings allocation method under which EPS is calculated for each class of common stock and participating security considering both dividends declared (or accumulated) and participation rights in undistributed earnings as if all such earnings had been distributed during the period. Under this method, net (loss)/income is reduced by the amount of dividends declared or accumulated in the current period for common stockholders and participating security holders. The remaining earnings or “undistributed earnings” are allocated between common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. Once calculated, the (loss)/earnings per common share is computed by dividing the net (loss)/income attributable to common stockholders by the weighted average number of common shares outstanding during each year presented. Diluted (loss)/earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted at the beginning of the periods presented, or issuance date, if later. Diluted (loss)/earnings attributable to common stockholders per common share is computed by dividing the net (loss)/income attributable to common stockholders by the weighted average number of common shares outstanding plus the dilutive effect of warrants and shares issued and outstanding under the Company’s equity incentive plan during the applicable periods and the dilutive effect of convertible securities during the applicable periods as well. The treasury stock method is used to compute the dilutive effect of warrants and shares issued under the Company’s equity incentive plan. The if converted method is used to compute the dilutive effect of shares which could be issued upon conversion of the convertible preferred stock. The two-class method is used for diluted (loss)/earnings per common share when such is the most dilutive method, considering anti – dilution sequencing as per ASC 260. For purposes of the if converted calculation, the conversion price of convertible preferred stock is based on the fixed conversion price or on the average market price when the number of shares that may be issued is variable. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share.

r) Segment reporting: The Company engages in the operation of dry-bulk vessels which has been identified as one reportable segment. The operation of the vessels is the main source of revenue generation, the services provided by the vessels are similar and they all operate under the same economic environment. Additionally, the vessels do not operate in specific geographic areas, as they trade worldwide; they do not trade in specific trade routes, as their trading (route and cargo) is dictated by the charterers; and the Company does not evaluate the operating results for each type of dry bulk vessel (i.e., Panamax or Capesize) for the purpose of making decisions about allocating resources and assessing performance.

s) Fair value measurements: The Company follows the provisions of ASC 820 “Fair Value Measurements and Disclosures”, which defines fair value and provides guidance for using fair value to measure assets, liabilities and equity instruments classified in stockholders’ equity. The guidance creates a fair value hierarchy of measurement and describes fair value as the price that would be received to sell an asset or paid to transfer a liability or the consideration to transfer equity interests issued in an orderly transaction between market participants in the market in which the reporting entity transacts. The fair value measurement assumes that an instrument classified in stockholders’ equity is transferred to a market participant at the measurement date. The transfer of an instrument classified in stockholders’ equity assumes that the instrument would remain outstanding, and the market participant takes on the rights and responsibilities associated with the instrument. In accordance with the requirements of accounting guidance relating to Fair Value Measurements, the Company classifies and discloses its assets, liabilities and equity instruments classified in stockholders’ equity carried at the fair value in one of the following categories: Level 1: Quoted market prices in active markets for identical assets or liabilities or equity instruments; Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data; Level 3: Unobservable inputs that are not corroborated by market data.

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023 and 2022 and for the period from inception (April 15, 2021) through December 31, 2021
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
t) Share based payments: The Company issues restricted share awards which are measured at fair value on their grant date and are not subsequently re-measured. That cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Forfeitures of awards are accounted for when and if they occur. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

u) Going concern: The Company follows the provisions of ASC 205-40 “Presentation of financial statements – Going Concern”, which provides guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and on related required footnote disclosures. Management evaluates, at each reporting period, whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the financial statements are issued.

v) Financial instruments, credit losses: At each reporting date, the Company evaluates its financial assets individually for credit losses and presents such assets in the net amount expected to be collected on such financial asset. When financial assets present similar risk characteristics, these are evaluated on a collective basis. When developing an estimate of expected credit losses the Company considers available information relevant to assessing the collectability of cash flows such as internal information, past events, current conditions and reasonable and supportable forecasts. No provision for credit losses were recorded in 2023, 2022 and the period from inception (April 15, 2021) through December 31, 2021.

w) Evaluation of nonmonetary transactions: When the Company enters into a nonmonetary transaction as defined broadly under ASC 845, it determines whether the transaction is a contribution of an asset or a business by assessing the definition of a business under ASC 805 and whether the transaction is pro-rata. A transaction is considered pro rata if each owner receives an ownership interest in the transferee in proportion to its existing ownership interest in the transferor (even if the transferor retains an ownership interest in the transferee). In accordance with FASB Topic 805 Business Combinations: Clarifying the Definition of a Business, if substantially all of the fair value of the gross assets acquired are concentrated in a single identifiable asset or group of similar identifiable assets, then the set is not a business. To be considered a business, a set must include an input and a substantive process that together significantly contributes to the ability to create an output. All assets contributed under nonmonetary transactions that do not meet the definition of a business, are measured at their fair values on the transaction date in accordance with ASC 845, if the fair value is objectively measurable and clearly realizable in an outright sale at or near the distribution.

x) Distinguishing liabilities from equity: The Company follows the provisions of ASC 480 “Distinguishing liabilities from equity” to determine the classification of certain freestanding financial instruments as either liabilities or equity. In its assessment, the Company analyzes key features of these financial instruments to determine whether they are more akin to equity or to debt. It then identifies any embedded features in those instruments and examines whether the identified embedded features fall under the definition of a derivative according to the provisions of ASC 815 or whether those features require bifurcation (other than those with de minimis value) or affect classification in permanent equity. Financial instruments meeting the classification of liability are initially measured at fair value and are subsequently remeasured at each balance sheet date with the offsetting adjustments recorded within the consolidated statements of comprehensive (loss)/income. Upon settlement or termination, instruments classified as liabilities at fair value are marked to their fair value at the settlement date and then the liability gets settled. The Company values its instruments classified as liabilities using either the Black-Scholes option pricing model or other acceptable valuation models, including the binominal option pricing model (Note 7).

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023 and 2022 and for the period from inception (April 15, 2021) through December 31, 2021
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
y) Redemption of shares or convertible preferred stock for issuance of shares of common stock: In the case of conversion of preferred stock to common stock, with the conversion feature assessed by the Company at first using the provisions of ASC 480-10-25-14 and then determined as requiring evaluation as a redemption feature (Note 2(x)), the Company follows redemption accounting. A redemption of preferred stock according to its original terms may be paid using cash, other instruments issued by the issuer or other assets (individually and collectively, the consideration) and may include a premium or discount. As per ASC 260-10-S99-2, a premium paid on redemption represents a return similar to a dividend to/from the preferred holder. In particular, when the Company determines that on the redemption date there is a difference in the carrying value of the preferred stock, as compared to the fair value of the common shares issued, that value represents a dividend to/from the preferred holders, which should be deducted from (if a premium) or added to (if a discount) the net (loss)/ income to arrive at the net (loss)/income available to common stockholders (Note 8).

z) Offering expenses: Expenses directly attributable to an equity offering are deferred and offset against the proceeds of the offering within additional paid-in capital, unless the offering is aborted, in which case they are written-off and charged to net (loss)/income. Deferred offering expenses in relation to ongoing offerings that have not materialized as of December 31, 2023 and 2022, amounted to $59 and $376, respectively, and are included in “Deferred charges, net” in the accompanying consolidated balance sheets.

New Accounting Pronouncements - Not yet adopted

In October 2023, the Financial Accounting Standards Board issued Accounting Standard Update (“ASU”) No. 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative”. The amendments in this Update modify the disclosure or presentation requirements of a variety of Topics in the Codification. The effective date for each amendment of the ASU 2023-06 will be, the date on which the SEC’s removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. The amendments in ASU 2023-06 should be applied prospectively. The Company has assessed that the adoption of this standard will not have any impact on the Company’s consolidated financial statements and related disclosures.

In November 2023, the FASB issued Accounting Standards Update 2023-07, Segment Reporting - Improvements to Reportable Segment Disclosures (or ASU 2023-07). ASU 2023-07 introduced updates for how significant segment expense categories and amounts for each reportable segment are disclosed. A significant segment expense is defined as an expense that is: a) Significant to the segment, b) Regularly provided to or easily computed from information regularly provided to the chief operating decision maker, and c) Included in the reported measure of segment profit or loss. The additional disclosure for segmented reporting is intended to provide additional information to financial statement users as now expenses such as direct expenses, shared expenses, allocated corporate overhead, or significant interest expense need to be disaggregated and reported separately for each segment. ASU 2023-07 also requires that all segment-related disclosures required by FASB Topic 280 (Segment Reporting) be made also by entities that have a single reportable segment. ASU 2023-07 is effective for public entities for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024, and early adoption is permitted. Upon adoption, a public entity will apply the ASU as of the beginning of the earliest period presented. The Company has assessed that the adoption of this standard will not have any impact on the Company’s consolidated financial statements and related disclosures.

3. Transactions with Related Parties

(a)	Diana Wilhelmsen Management Limited, or DWM:

On November 29, 2021, the Company appointed DWM to provide management services for the vessels of the Company’s fleet pursuant to a management agreement, under which each of the vessel-owning subsidiaries pays, for each vessel, an aggregate of 1.25% on hire and on freight of the vessel’s gross income per month, plus either (i) $20,000 per month that the vessel is employed or available for employment or (ii) $10,000 per month for each month that the vessel is laid-up and not available for employment for at least 15 calendar days during such month. Under the addenda on the management agreements, dated March 1, 2022, the fixed monthly management fee was amended to (i) $18,500 per month that the vessel is employed or available for employment or (ii) $9,250 per month for each month that the vessel is laid-up and not available for employment for at least 15 calendar days during such month. The management agreements, as amended, may be terminated by either party on three months’ prior written notice. DWM is deemed a related party to the Company on the basis that certain members of the Company’s board of directors also act as members of the board of directors at DWM. Management fees charged by DWM for the years ended December 31, 2023 and 2022 and for the period from inception (April 15, 2021) through December 31, 2021, amounted to $1,319, $974 and $79, respectively. Of the management fees charged by DWM for the years ended December 31, 2023 and 2022 and for the period from inception (April 15, 2021) through December 31, 2021, $1,086, $737 and $62, respectively, are included in “Management fees to related parties” and $233, $237, and $17, respectively, are included in “Voyage expenses”, in the accompanying consolidated statements of comprehensive (loss)/income. As of December 31, 2023 and 2022, amounts of $12 and $5, were due to and due from DWM, included in “Due to related parties” and “Due from a related party”, respectively, in the accompanying consolidated balance sheets.

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023 and 2022 and for the period from inception (April 15, 2021) through December 31, 2021
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
(b)	Steamship Shipbroking Enterprises Inc. or Steamship:

On November 29, 2021, the Company appointed Steamship to provide insurance, administrative and brokerage services pursuant to a management agreement for insurance-related services, a brokerage services agreement, and an administrative services agreement. Under each vessel-owning subsidiary’s insurance management agreement with Steamship, the vessel-owning subsidiary pays Steamship a fixed fee of either (i) $500 per month for each month that the vessel is employed or is available for employment or (ii) $250 per month for each month that the vessel is laid-up and not available for employment for at least 15 calendar days during such month. These insurance management agreements may be terminated by either party on three months’ prior written notice. Under the brokerage services agreement, the Company pays Steamship a lumpsum commission and 2.5% on the hire agreed per charter party for each vessel, provided, however, that the Company and Steamship may agree to commissions on a percentage basis for specific deals. Up to December 31, 2022, as per the terms of the brokerage services agreement, the Company paid Steamship a fixed monthly fee of $95,000, which, with effect from January 1, 2023, was increased to $150,000 subject to the provisions of a new brokerage services agreement entered into with Steamship on March 7, 2023, the remaining terms of which remained unaltered. The new brokerage services agreement has an initial term of twelve months that commenced on January 1, 2023, and is automatically thereafter renewed for further periods of one calendar year, unless terminated by either party on three months’ prior written notice. Under the administrative services agreement entered into between the Company and Steamship, the Company pays Steamship a monthly fee of $10,000. The administrative services agreement may be terminated by either party on 30 days’ prior written notice. The administrative services agreement had an initial term of twelve months with effect from November 29, 2021, and an automatic further twelve-month renewal term. On November 29, 2023, the Company entered into a new administrative services agreement with Steamship on substantially the same terms as the expired agreement. Steamship is deemed a related party to the Company on the basis that members of the Company’s board of directors also act as board of directors’ members at Steamship and since January 2023, Steamship is controlled by the Company’s Chairperson. For the years ended December 31, 2023 and 2022 and for the period from inception (April 15, 2021) through December 31, 2021, insurance and administrative management fees amounted to $150, $141 and $12, respectively, and are included in “Management fees to related parties” in the accompanying consolidated statements of comprehensive (loss)/income. For the years ended December 31, 2023 and 2022 and for the period from inception (April 15, 2021) through December 31, 2021, aggregate brokerage fees amounted to $2,266, $1,614 and $178, respectively. Of the brokerage fees charged by Steamship for the years ended December 31, 2023 and 2022 and for the period from inception (April 15, 2021) through December 31, 2021, $1,800, $1,140 and $145, respectively, are included in “General and administrative expenses”, whereas, $466, $474 and $33, respectively, are included in “Voyage expenses” in the accompanying consolidated statements of comprehensive (loss)/income. During 2023, in connection with the Company’s chemical tankers’ investment (Note 4), Steamship charged the Company one off brokerage fee amounting to $150 that is included in “Equity method investment” in the accompanying 2023 consolidated balance sheet.

For the years ended December 31, 2023 and 2022 and for the period from inception (April 15, 2021) through December 31, 2021, accrued performance bonuses of $230, $185 and $nil are included in “General and administrative expenses” in the accompanying consolidated statements of comprehensive (loss)/income (Note 12(c)). As of December 31, 2023 and 2022, there was an amount of $462 and $410, respectively, due to Steamship, included in “Due to related parties” in the accompanying consolidated balance sheets, regarding outstanding fees for the services provided under the agreements discussed above and also resulting from amounts paid by Steamship on behalf of the Company.

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023 and 2022 and for the period from inception (April 15, 2021) through December 31, 2021
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
(c)	Diana Shipping Inc., or DSI:

Spin-Off: On November 29, 2021, the Company completed its Spin-Off from DSI. In connection with the Spin-Off, DSI contributed to the Company three ship-owning companies (Cypres, Darien and Marfort discussed in Note 1) together with $1,000 in working capital, whereas as of the same date, stockholders of DSI received one of the Company’s common shares for every 200 shares of DSI’s common stock owned at the close of business on November 3, 2021 (i.e., 44,101 shares). DSI also received 500,000 of the Company’s Series B Preferred Stock (the “Series B Preferred Stock”) and 10,000 of the Company’s Series C Convertible Preferred Stock (the “Series C Preferred Stock”) (Note 7(c)). DSI did not distribute the Series B Preferred Stock or the Series C Preferred Stock to its stockholders in connection with the Spin-Off, and the Series B and Series C Preferred Stock are non-transferable. The transaction was approved unanimously by the Board of Directors of the Company.

Pursuant to the Contribution and Conveyance agreement dated on November 8, 2021, as amended and restated on November 17, 2021, entered between the Company and DSI, DSI has indemnified the Company and the three above mentioned vessel-owning subsidiaries, for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the Company’s vessels prior to the effective date of the Spin-Off (November 29, 2021). Additionally, pursuant to a Right of First Refusal agreement entered with DSI, dated November 8, 2021, the Company has been granted a right of first refusal over six identified drybulk carriers owned by DSI, effective as of the consummation of the Spin-Off. According to this right of first refusal, the Company has been granted the right, but not the obligation, to purchase one or all of the six identified vessels when and if DSI determines to sell the vessels at fair market value at the time of sale. As of December 31, 2023, following the Company’s refusal to acquire two of the identified vessels and the acquisition of the M/V Melia in February 2023 and the M/V Baltimore in September 2022 (Note 5), two out of six identified vessels remained available for purchase by the Company pursuant to the exercise of the right of first refusal under the agreement entered between the Company and DSI.

Furthermore, the Company as of November 2, 2021, has entered into a Non-Competition agreement with DSI pursuant to which DSI has agreed not to compete with the Company for vessel acquisition or chartering opportunities to the extent that such acquisition or chartering opportunities are suitable for the Company or one of the Company’s vessels.

The Spin-Off was accounted for at fair values. The aggregate fair value of $46,040 for the three vessels contributed to the Company on November 29, 2021, was determined through Level 2 inputs of the fair value hierarchy by taking into consideration third party valuations which were based on the last done sales of vessels with similar characteristics, such as type, size and age at the specific dates (Note 5). The fair value of other assets contributed to the Company, mainly comprising lubricating oils and bunkers, amounting to $1,044 in aggregate, approximated their respective carrying value. The Series B Preferred Stock which has no economic interest was recorded at par, amounting to $5 and the Series C Preferred Stock has been recorded at a fair value of $7,570 determined based on valuation obtained by an independent third party for the purposes of the Spin-Off (Note 7(c)).

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023 and 2022 and for the period from inception (April 15, 2021) through December 31, 2021
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
Vessel acquisitions and issuances of Series D Preferred Stock: On June 13, 2022 and February 1, 2023, pursuant to the exercise of the right of first refusal discussed above, the Company, through Darrit and Fiji, entered into separate Memoranda of Agreement with DSI, as amended, to acquire the Capesize M/V Baltimore and the Panamax M/V Melia, for purchase prices of $22,000 and $14,000, respectively. Of the agreed purchase price for each vessel, $4,400 for Baltimore and $4,000 for Melia was paid in cash upon signing of each Memorandum of Agreement and the remaining amounts of $17,600 and $10,000, respectively, were paid upon delivery of each vessel to the Company, on September 20, 2022 and February 8, 2023, respectively, in the form of 25,000 and 13,157 shares of the Company’s Series D Preferred Stock, respectively (Notes 5 and 7(c)). The vessels’ cost was accounted for at $22,000 and $14,000, respectively, pursuant to the provisions of ASC 360, being the fair value of the consideration that the Company contributed to acquire each vessel, including the fair value of the non-cash consideration. The Series D Preferred Stock has been recorded at a fair value of $17,600 and $10,000, respectively determined based on valuations obtained by an independent third party for the purposes of the transactions (Note 7(c)). Each of the vessel acquisitions was approved by a committee of independent members of the Company’s Board of Directors.

In connection with the issuances of the Series D preferred stock for the acquisitions of the M/V Baltimore and the M/V Melia, DSI declared special stock dividends to all its stockholders of record as of November 28, 2022, and April 24, 2023, respectively, of all of the Company’s shares of Series D Preferred Stock held by DSI at that time. The dividends were paid on December 15, 2022, and June 9, 2023, respectively (Note 7(c)).

Redemption of Series C Preferred Stock: On October 17, 2023, pursuant to the provisions of the Series C Preferred Stock statement of designations, DSI exercised its right to redeem 9,793 of its 10,000 Series C Preferred Stock, through the issuance to DSI of 3,649,474 of the Company’s shares of common stock. The redemption rate which was utilized in connection with the redemption of the Series C Preferred Stock was based on the 10-day trailing VWAP of the Company’s common stock, in accordance with the conversion mechanism prescribed in the Series C Preferred Stock statement of designations. As a result of this redemption, the 9,793 Series C preferred shares have been cancelled and retired and 207 Series C Preferred Stock of the Company remained in DSI’s possession. The Company’s valuation determined that the redemption on October 17, 2023 of 9,793 Series C Preferred Stock for the issuance of the above Company’s shares of common stock resulted in an excess value of the shares of common stock of $2,549 or $0.70 per common share, as compared to the carrying value of the Series C Preferred Stock redeemed (which have been recorded at inception at a fair value of $7,414 determined based on valuation obtained by an independent third party for the purposes of the Spin-Off), that was transferred to DSI on the measurement date (i.e. October 17, 2023), and thus this value represented a deemed dividend to DSI, that was deducted from the net loss to arrive at the net loss available to common stockholders (Note 8). The fair value of the common shares issued on the measurement date of $9,963 was determined through Level 1 inputs of the fair value hierarchy (quoted market price on the date of the redemption of the Series C Preferred Stock for issuance of common stock). As of December 31, 2023, and 2022, there was no amount due to or from DSI.

(d)	Issuance of Series E Preferred Stock:

On March 20, 2023, the Company issued 1,200 shares of its newly designated Series E Perpetual Convertible Preferred Stock (the “Series E Preferred Stock”), par value $0.01 per share, to an affiliated company of its Chairperson, for a purchase price of $35. The Series E Preferred Stock votes with the common shares of the Company, and each share of the Series E Preferred Stock entitles the holder thereof to up to 25,000 votes on all matters submitted to a vote of the stockholders of the Company, subject up to 15% of the total number of votes entitled to be cast on matters put to stockholders of the Company. The issuance of shares of Series E Preferred Stock to the Company’s Chairperson was approved by an independent committee of the Company’s Board of Directors, which received a fairness opinion from an independent third party that the transaction was fair from a financial point of view to the Company (Note 7(c)).

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023 and 2022 and for the period from inception (April 15, 2021) through December 31, 2021
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
(e)	Altair Travel Agency S.A. (“Altair”):

The Company uses from time to time the services of a travel agent, Altair, on which the Company’s Chairperson, holds equity interests. Travel expenses charged by Altair for the year ended December 31, 2023 amounted to $55 and are mainly included in “Vessel operating expenses” and “Deferred charges, net” in the accompanying consolidated financial statements.

4. Equity Method Investment

On August 29, 2023, the Company agreed to make a 27.5% investment in a Norwegian limited liability company, RFSea, that is constructing under separate newbuilding contracts, two 6,600 dwt methanol-ready, stainless steel chemical tankers, with expected delivery dates between the fourth quarter of 2025 and the first quarter of 2026. As a result of entering this transaction, the Company committed an aggregate amount of $4,125, due in three equal installments of $1,375 each. The first installment was paid in mid-September 2023, and the two remaining installments are due in late 2024 and mid-2025, respectively. In assessing the accounting treatment for this transaction, the Company evaluated ASC 810 and concluded that RFSea is a VIE and that the Company does not individually have the power to direct the activities of the VIE that most significantly affect its performance. The noncontrolling interest of 27.5% into RFSea was accounted for under the equity method due to the Company’s significant influence over RFSea. As of December 31, 2023, the investment in RFSea amounted to $1,645 and is included in “Equity method investment” in the accompanying 2023 consolidated balance sheet.

For the year ended December 31, 2023, the gain from this investment amounted to $2 and is presented in “Gain from equity method investment” in the accompanying 2023 consolidated statement of comprehensive (loss)/income. Furthermore, the Company incurred net transaction costs in connection with this transaction which amounted to $268 and are presented in “Equity method investment” in the accompanying 2023 consolidated balance sheet. The Company’s maximum exposure to a loss as a result of its investment in RFSea, is limited to its committed amounted in this investment, $4,125.

5. Vessels, net

The amounts reflected in “Vessels, net” in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2021	$46,082	$(354)	$45,728
-Vessel acquisitions	22,000	-	22,000
-Additions for improvements	694	-	694
- Depreciation for the year	-	(4,750)	(4,750)
Balance, December 31, 2022	$68,776	$(5,104)	$63,672
-Vessel acquisition	14,064	-	14,064
-Additions for improvements	304	-	304
- Depreciation for the year	-	(6,940)	(6,940)
Balance, December 31, 2023	$83,144	$(12,044)	$71,100

Vessel acquisitions

In June 2022, Darrit entered into a memorandum of agreement, as amended, to purchase from DSI, the Capesize dry bulk carrier M/V Baltimore, for the purchase price of $22,000 pursuant to the right of first refusal granted by DSI (Notes 3(c) and 7(c)). The vessel was delivered to the Company on September 20, 2022.

In February 2023, Fiji entered into a memorandum of agreement, as amended, to purchase from DSI, the Panamax dry bulk carrier M/V Melia, for the purchase price of $14,000 pursuant to the right of first refusal granted by DSI (Notes 3(c) and 7(c)). The vessel was delivered to the Company on February 8, 2023. Predelivery expenses amounted to $64.

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023 and 2022 and for the period from inception (April 15, 2021) through December 31, 2021
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
Vessel improvements

Vessel improvements mainly relate to the implementation of ballast water treatment system and other works necessary for the vessels to comply with new regulations and be able to navigate to additional ports. During 2023 and 2022, the additions to vessels’ cost amounted to $304 and $694, respectively.

Change in scrap rate estimate

Effective July 1, 2023, the Company changed the estimated scrap rate of all of its vessels from $250 per lightweight ton to $400 per lightweight ton. This change was made because the historical scrap rates over the past ten years have increased and as such the $250 rate was no longer considered representative. For 2023, this increase in the vessels’ salvage value has reduced depreciation and net loss by approximately $917 and basic and diluted loss per share by approximately $0.28 and $0.27, respectively.

6. Commitments and Contingencies

(a)  Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance, and other claims with suppliers relating to the operations of the Company’s vessels. The Company accrues for the cost of environmental and other liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. The Company’s vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the P&I Association in which the Company’s vessels are entered. The Company’s vessels are subject to estimated total calls payable to their P&I Association and may be subject to supplementary calls which are calculated as a percentage of the net estimated total calls for each year and after deducting any applicable rebates, laid up returns and other deductions. A decision to levy supplementary calls is made by the Board of Directors of the Association at any time during or after the end of the relevant policy year. There is no limit to the number or amount of supplementary calls that can be levied in respect of a policy year. Supplementary calls, if any, are issued when they are announced and according to the period they relate to. The Company, so far, has not been made aware of any supplementary calls outstanding in respect of any policy year.

The Company has certain outstanding amounts from disputes with two charterers for revenues recognized during the year ended December 31, 2022, which in aggregate amounted to $236 as of December 31, 2023 and are included in Prepaid expenses and other assets, net, in the accompanying 2023 consolidated balance sheet. In connection with the respective open cases, the Company has estimated as of December 31, 2023, that loss contingencies of $19 may arise, and has further established aggregate allowances for doubtful accounts of $170, both included in “Other operating loss/(income)” in the accompanying 2023 consolidated statement of comprehensive loss.

(b)  As of December 31, 2023, all of the Company’s vessels were fixed under time charter agreements, considered as operating leases and accounted for as per the provisions of ASC 842. The minimum contracted revenues expected to be generated (gross of charterers’ commissions), based on the existing commitments to non-cancelable time charter contracts as of December 31, 2023 and until their expiration dates, all falling with the first semester of 2024, are estimated at $4,038.

(c)  As of December 31, 2023, the total contractual obligations in connection with the Company’s chemical tankers’ investment amounted to $2,750, of which $1,375 is expected to be due in the fourth quarter of 2024 and $1,375 is expected to be due in the second quarter of 2025 (Note 4).

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023 and 2022 and for the period from inception (April 15, 2021) through December 31, 2021
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
7. Capital Stock and Changes in Capital Accounts

(a)	Common Stock

As of April 15, 2021, the date of Company’s incorporation, the Company’s authorized share capital was 500 shares of common stock, par value $0.01 per share, issued to DSI. On November 29, 2021, the Company’s articles of incorporation were amended and restated. Under the Company’s amended and restated articles of incorporation, the Company’s authorized common stock consists of 1 billion shares of common stock, par value $0.01 per share, of which 44,101 shares were issued and outstanding on November 29, 2021, immediately upon the Spin-Off consummation (Note 3(c)) and remained issued and outstanding as of December 31, 2021 (all shares of common stock in registered form). As of December 31, 2023, and 2022, following the events described below, 7,448,601 and 509,200 shares of common stock were issued and outstanding (all shares of common stock in registered form).

(i)	Receipt of Nasdaq Notices and Reverse Stock Splits:

On March 8, 2022, the Company received a written notification from Nasdaq indicating that because the closing bid price of the Company’s common shares for 30 consecutive business days, i.e., from January 21, 2022 to March 7, 2022, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the original applicable grace period to regain compliance was 180 days, or until September 5, 2022. On September 6, 2022, the Company was granted an additional 180-day period from the Nasdaq Capital Market, through March 6, 2023, to regain compliance with the $1.00 minimum bid price requirement for continued listing on the Nasdaq Capital Market. Effective December 22, 2022, the Company effected a one-for-ten reverse stock split on its issued and outstanding common stock. The one-for ten ratio was approved by the Company’s Board on December 19, 2022. The Company’s common stock began trading on a split-adjusted basis on the Nasdaq Capital Market at the opening of trading on December 22, 2022. As a result of this reverse stock split, the number of the Company’s issued and outstanding common shares was reduced with no change in the number of the Company’s authorized shares or the par value of the Company’s common stock. As of January 6, 2023, the Company’s common stock remained at $1.00 per share or higher for ten consecutive days. As such, on January 9, 2023, the Company received a letter from the Nasdaq confirming that it regained compliance with the minimum bid price requirement.

On March 27, 2023, the Company further received a written notification from Nasdaq indicating that because the closing bid price of the Company’s common shares for 32 consecutive business days, i.e., from February 8, 2023 to March 24, 2023, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance was 180 days, or until September 25, 2023. On May 24, 2023, pursuant to shareholder approval granted on May 3, 2023 which authorized the Company’s Board of Directors to effect one or more reverse stock splits of its issued common shares, in the aggregate ratio of not more than 1-for-250, with the exact ratio to be determined by the Board of Directors in its discretion, the Company’s board of directors approved a one-for-20 reverse stock split of the Company’s common shares. The reverse stock split took effect and the Company’s common shares began trading on a split-adjusted basis on Nasdaq Capital Market, as of the opening of trading on June 8, 2023, under the existing trading symbol “OP”. As a result of this reverse stock split, on June 8, 2023, the number of the Company’s issued and outstanding common shares was reduced to 1,259,135 with no change in the number of the Company’s authorized shares or the par value of the Company’s common stock. As of June 22, 2023, the Company’s common stock had remained at $1.00 per share or higher for ten consecutive business days. As such, on June 23, 2023, the Company received a letter from the Nasdaq confirming that it regained compliance with the minimum bid price requirement.

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023 and 2022 and for the period from inception (April 15, 2021) through December 31, 2021
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
(ii)	Equity Offerings:

January 2022 Underwritten Public Offering:

On January 12, 2022, the Company filed a registration statement with the SEC on Form F-1, which was declared effective on January 20, 2022. On January 25, 2022, the Company closed an underwritten public offering of 15,571,429 units at a price of $0.77 per unit, 200 units consisting of one share of the Company’s common stock (or 200 prefunded warrants in lieu of one share of the Company’s common stock) and 200 Class A warrants to purchase one common share of the Company’s common stock and was immediately separated upon issuance (the “January 2022 Offering”). In particular, upon the closing of the offering, 65,357 shares of common stock, 2,500,000 prefunded warrants to purchase 12,500 shares of common stock, and 15,571,429 Class A warrants to purchase 77,857 shares of common stock were sold.

In addition, the Company had previously agreed with certain of its’ executive officers and significant stockholders (the “selling stockholders”) to register their resale of shares of common stock, whereas an aggregate of 8,886 shares of common stock of certain of the selling stockholders were registered in connection with the January 2022 offering. As such, certain selling stockholders sold an aggregate of 3,143 shares of common stock in the primary offering. Each of the 3,143 shares of common stock sold by the selling stockholders on the primary offering was delivered to the underwriters with 200 additional Class A warrants to purchase one share of common stock (sold by the Company), on a firm commitment basis. In addition, the underwriter for the offering fully-exercised its option to purchase an additional 5,743 common shares sold from the selling stockholders and 6,407 common shares along with 2,430,000 Class A warrants to purchase 12,150 shares of common stock sold from the Company. Each of the 5,743 shares of common stock sold by the selling stockholders upon exercise of the underwriters’ over-allotment option, was sold with 200 Class A warrants (sold by the Company) to purchase one share of common stock, on a firm commitment basis. The Company did not receive any of the proceeds from the sale of common shares by the selling stockholders and only received the proceeds for the Class A warrants sold together with the selling stockholders’ shares of common stock (i.e., Class A warrants to purchase 8,886 shares of common stock in aggregate). The net proceeds received during 2022, under the January 2022 Offering, including the exercise of Class A and prefunded warrants discussed in Note 7(b) below and after deducting underwriting commissions and offering expenses paid by the Company, amounted to $14,736. The Company has recorded the excess of the proceeds received over the par value of common stock to additional paid in capital.

February 2023 Registered Direct Offering and Concurrent Private Placement:

On February 8, 2023, the Company closed a registered direct offering of 15,000,000 units, at a price of $1.01 per unit, with each twenty units consisting of one share of the Company’s common stock and twenty Class B warrants exercisable for one share of the Company’s common stock. The Company also offered to each purchaser, with respect to the purchase of units that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% of the Company’s outstanding common stock immediately following the consummation of the offering, the opportunity to purchase twenty prefunded warrants in lieu of one share of common stock. As a result of the above, on February 10, 2023, the Company issued and sold 15,000,000 units comprising of 615,000 shares of the Company’s common stock, 2,700,000 prefunded warrants to purchase 135,000 shares of common stock, and 15,000,000 Class B warrants to purchase 750,000 shares of the Company’s common stock.

The Company, concurrently with this transaction, also conducted a private placement of 15,000,000 additional unregistered at that time warrants to purchase up to an aggregate 750,000 shares of the Company’s common stock (Note 7(b)). On February 23, 2023, the Company filed with the SEC a resale registration agreement on Form F-1 for the registration of the private placement warrants in this transaction, which was declared effective on March 8, 2023.

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023 and 2022 and for the period from inception (April 15, 2021) through December 31, 2021
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
The gross and net proceeds received in the February 2023 Registered Direct Offering and the Concurrent Private Placement, including the proceeds from the exercise of the 2,700,000 prefunded warrants discussed above, amounted to $15,150 and $13,296, respectively.

(b)	Warrants

As discussed under 7(a)(ii) above, all prefunded warrants (i.e., 2,500,000) and 4,156,000 Class A warrants in the January 2022 Offering have been exercised resulting in the issuance of an aggregate 33,280 shares of common stock during 2022. The Class A warrants were immediately exercisable and expire in five years from issuance, i.e., in January 2027. The Company may at any time during the term of the Class A warrants reduce the then current exercise price of each warrant to any amount and for any period of time deemed appropriate by the board of directors of the Company, subject to terms disclosed in the warrants’ agreements. The Class A warrants also contain a cashless exercise provision, whereby if at the time of exercise, there is no effective registration statement, then the Class A warrants can be exercised by means of a cashless exercise as disclosed in the warrants’ agreement. All Class A warrants are classified as equity, in accordance with the Company’s accounting policy (Note 2(x)). In particular, the Company in its assessment for the accounting of the Class A and the prefunded warrants issued in connection with the January 2022 Offering, analyzed key features of the warrants and determined that classification as permanent equity is appropriate, and no features required bifurcation (other than those with de minimis value) or fall under the scope exceptions from derivative accounting. Based on the terms of the Class A warrants’ agreement, each holder of a Class A warrant is, at any time after the issuance of the warrants, entitled to participate in the distribution of dividends by the Company, if and when declared, to the same extent that the holder would participate for each common share that such holder would be entitled to receive upon complete exercise of their Class A warrants (Notes 7(a) and 8).

Further, as also discussed under 7(a)(ii) above, the Company, in connection with the February 2023 Registered Direct Offering and the Concurrent Private Placement, issued 15,000,000 Class B Warrants to purchase 750,000 common shares, 15,000,000 private placement warrants to purchase 750,000 common shares, and 2,700,000 prefunded warrants to purchase 135,000 common shares. The prefunded warrants were exercisable at an exercise price of $0.20 per common share and were exercisable at any time after their original issuance date (i.e., February 10, 2023) until they were exercised in full. The Class B warrants have an exercise price of $20.20 per common share and are exercisable at any time after their original issuance up to the date that is five years after their original issue date, i.e., February 10, 2028. The private placement warrants also had an exercise price of $20.20 per common share and an identical to the Class B warrants exercise period. Alternatively, the holder of each private placement warrant, could elect to exercise such warrants on a cashless basis at the rate of 0.75 common share per twenty warrants on or after the later of (i) the date the selling shareholders’ registration statement was declared effective, (ii) March 24, 2023, and (iii) the date the aggregate cumulative trading volume of the Company’s common shares beginning on February 8, 2023 exceeds 60 million shares. The latter of the above conditions was satisfied on June 8, 2023, and, as a result, from that date onwards holders of the private placement warrants could elect to exercise their warrants on an alternative cashless basis. The Class B warrants and the private placement warrants also contain/contained a cashless exercise provision, whereby, if at the time of exercise there is no effective registration statement registering those warrants for resale, then these warrants can/could be exercised by means of a cashless exercise as per the mechanism prescribed in the respective warrants’ agreements. The Company may/could at any time during the term of its Class B warrants and private placement warrants reduce the then current exercise price of each warrant to any amount and for any period of time deemed appropriate by the board of directors of the Company, subject to terms disclosed in the respective warrants’ agreements.

As of December 31, 2023, all of the 2,700,000 prefunded warrants issued in the February 2023 Registered Direct Offering have been exercised. Further, during 2023, the Company received notices of alternative cashless exercises for all the 15,000,000 private placement warrants issued in the Concurrent Private Placement which resulted in the issuance of 562,501 shares of common stock.

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023 and 2022 and for the period from inception (April 15, 2021) through December 31, 2021
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
The Company in its assessment for the accounting of the Class B warrants, private placement warrants, and the prefunded warrants issued in the February 2023 Registered Direct Offering and the Concurrent Private Placement, has taken into consideration the provisions enumerated under ASC 480 and ASC 815 (Note 2(x)). With regards to the Class B warrants and the prefunded warrants, the Company determined that they are out of the scope of ASC 480 and, by further analyzing their key features, that classification in permanent equity is appropriate and no features required bifurcation. In its assessment of the accounting treatment of the private placement warrants, the Company determined that the alternative cashless exercise of the private placement warrants precluded them from being considered indexed to the Company’s stock. In this respect, the Company initially recorded the private placement warrants as noncurrent liabilities at their fair value under Warrants’ liability on the accompanying consolidated balance sheet, with subsequent changes in their respective fair values recognized in line “Changes in fair value of warrants’ liability” in the accompanying consolidated statement of comprehensive (loss)/income. Estimating fair values of liability-classified financial instruments requires the development of estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. In addition, option-based techniques are highly volatile and sensitive to changes in the trading market price of the Company’s common stock. Because liability-classified financial instruments are recorded at fair value, the Company’s financial results reflected the volatility and changes in these estimates and assumptions until the respective liability was fully extinguished. As of the date the Company completed the 2023 February Registered Direct Offering and the concurrent private placement (i.e. February 10, 2023), the private placement warrants were valued using the Black-Scholes option pricing model at a fair value of $7,504 in aggregate, while the remaining gross proceeds of the offering amounting to $7,619 (net proceeds of $6,699) were allocated to common shares, prefunded warrants, and Class B warrants using the residual value method. Issuance costs amounting to $909 were expensed using the pro rata method by taking into account the portion of the liability recorded at inception and are included in “Finance costs” in the accompanying consolidated statements of comprehensive (loss)/income. As mentioned above, pursuant to the exercises of all the private placement warrants during 2023, on an alternative cashless basis for 562,501 shares of common stock, the warrants were marked to their fair value at their respective settlement dates and then the respective warrants’ liability aggregating to an amount of $1,282 got settled with relevant transfers of $6 to par value and $1,276 to additional paid-in-capital within the accompanying consolidated statement of stockholders’ equity for the year ended December 31, 2023. The gain of $6,222 resulting from the settlement of the warrants’ liability throughout the period was accounted for as a change in fair value of the warrants’ liability and is presented in “Change in fair value of the warrants’ liability” in the accompanying consolidated statements of comprehensive (loss)/income. The private placement warrants’ fair value as of their initial measurement and subsequent settlement dates per discussion above, was determined through Level 3 inputs of the fair value hierarchy as determined by management. The Company weighed the probability that such warrants were alternatively cashless exercised for common shares in the initial fair value measurement of the private placement warrants, while the Black-Scholes option pricing model was applied under the following assumptions: (a) expected volatility (b) risk free rate (c) market value of common stock of, which was the current market price at each fair value measurement date. Fair value sensitivity was driven by the stock price at the time of valuation and is limited in terms of the other parameters.

As of December 31, 2023, and 2022, pursuant to the January 2022 Offering, 14,474,000 Class A warrants to purchase 72,370 shares of common stock remained available for exercise at an exercise price of $154 dollars per common share. As of December 31, 2023, all the 15,000,000 Class B warrants to purchase an aggregate 750,000 common shares in the February 2023 Registered Direct Offering remained available for exercise at an exercise price of $20.20 dollars per common share.

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023 and 2022 and for the period from inception (April 15, 2021) through December 31, 2021
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
Dividends to common stock and Class A warrant holders:

On March 18, 2022, the Company’s Board of Directors declared a cash dividend of $10 per share for the fourth quarter ended December 31, 2021, to its common stockholders of record as of April 1, 2022. The Company had 149,145 shares of common stock issued and outstanding on the record date (April 1, 2022). Holders of the Company’s Class A warrants as of April 1, 2022, received a cash payment in the amount of $10 for each common share that such holder would be entitled to receive upon exercise of their Class A warrants. As of the record date (April 1, 2022), there were Class A warrants exercisable for an aggregate of 72,370 common shares. On April 11 and 13, 2022, the Company paid a dividend of $1,491 on common stock and of $724 on Class A warrant holders of record on April 1, 2022, amounting to $2,215 in aggregate.

On May 30, 2022, the Company’s Board of Directors declared a cash dividend of $2 per share for the first quarter ended March 31, 2022, to its’ common stockholders of record as of June 14, 2022. The Company had 149,145 shares of common stock issued and outstanding on the record date (June 14, 2022). Holders of the Company’s Class A warrants as of June 14, 2022, received a cash payment in the amount of $2 for each common share that such holder would be entitled to receive upon exercise of their Class A warrants. As of record date June 14, 2022, there were Class A warrants exercisable for an aggregate of 72,370 common shares. On June 21, 2022, the Company paid a dividend of $299 on common stock and of $144 on Class A warrants holders of record on June 14, 2022, amounting to $443 in aggregate.

On July 27, 2022, the Company’s Board of Directors declared a cash dividend of $2 per share for the second quarter ended June 30, 2022, to its’ common stockholders of record as of August 12, 2022. The Company had 149,145 shares of common stock issued and outstanding on the record date (August 12, 2022). Holders of the Company’s Class A warrants as of August 12, 2022, received a cash payment in the amount of $2 for each common share that such holder would be entitled to receive upon exercise of their Class A warrants. As of record date August 12, 2022, there were Class A warrants exercisable for an aggregate of 72,370 common shares. On August 31, 2022, the Company paid a dividend of $299 on common stock and of $144 on Class A warrants holders of record on August 12, 2022, amounting to $443 in aggregate.

(c)	Preferred Stock

As of December 31, 2023, and 2022, the Company’s authorized preferred stock consisted of 100,000,000 shares of preferred stock, par value $0.01 per share, designated as Series A Participating Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock. As of December 31, 2023, and 2022, there were no Series A Participating Preferred Stock issued and outstanding.

(i)	Series B Preferred Stock

As of December 31, 2023 and 2022, the Company had outstanding 500,000 Series B Preferred Stock, with par value $0.01 per share, issued to DSI. The Series B Preferred Stock votes with the common shares of the Company, and each share of Series B Preferred Stock entitles the holder thereof to 2,000 votes on all matters on which the Company’s stockholders are entitled to vote of up to 34% of the total number of votes entitled to be cast for all matters for which the Company’s stockholders are entitled to vote on, but with no economic rights. To the extent the aggregate voting power of any holder of Series B Preferred Stock, together with any affiliate of such holder, would exceed 49% of the total number of votes that may be cast on any matter submitted to a vote of the Company’s stockholders, the number of votes of the Series B Preferred Stock shall be automatically reduced so that such holder’s aggregate voting power, together with any affiliate of such holder, is not more than 49%. Furthermore, the Series B Preferred Stock has no dividend, distribution or liquidation rights and cannot be transferred without the consent of the Company except to the holder’s affiliates or successors.

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023 and 2022 and for the period from inception (April 15, 2021) through December 31, 2021
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
(ii)	Series C Preferred Stock

The Series C Preferred Stock, with liquidation preference $1,000 per share, has no voting rights except (1) in respect of amendments to the articles of incorporation which would adversely alter the preferences, powers or rights of the Series C Preferred Stock or (2) in the event that the Company proposes to issue any parity stock if the cumulative dividends payable on outstanding Series C Preferred Stock are in arrears or any senior stock. Also, holders of Series C Preferred Stock, rank prior to (i) the holders of common shares, (ii) if issued, any Series A Participating Preferred Stock, the Series B Preferred Stock and (iii) any other class or series of capital stock established after their original issuance date (i.e. November 29, 2021) with respect to dividends, distributions and payments upon liquidation. The Series C Preferred Stock has a cumulative preferred dividend accruing from the date of original issuance which is payable on the 15th day of January, April, July and October of each year at the dividend rate of 8.0% per annum, and is convertible into common shares at the holders’ option commencing upon the first anniversary of the original issuance date, at a conversion price equal to the lesser of $1,300.00 (subject to change under anti-dilution provisions) and the 10-trading day trailing VWAP of the common shares, or at any time after the issuance date (i.e. November 29, 2021) in case of any fundamental change (i.e. liquidation, change of control, dissolution or winding up of the affairs) of the Company. The Series C Preferred Stock is also optionally redeemable at the holder’s option in case of fundamental change, if the holder does not exercise its conversion right discussed above, and optionally redeemable at the option of the holder in case of certain corporate events as defined in the statement of designations of the Series C Preferred Stock. The holder, however, is prohibited from converting the Series C Preferred Stock into common shares to the extent that, as a result of such conversion, the holder (together with its affiliates) would beneficially own more than 49% of the total outstanding common shares of the Company.

The Series C Preferred Stock is not mandatorily redeemable and does not meet any other criteria under ASC 480 to be classified as liability, and under the Company’s assessment is classified in permanent equity, according to the Company’s accounting policy (Note 2(x)). In particular, the Company assessed that certain of the aforementioned features requiring bifurcation under ASC 815 had de minimis value at inception and in each measurement date, while others were clearly and closely related to the host instrument thus no bifurcation was required or falling under the scope exceptions from derivative accounting.

As of December 31, 2023, the Series C Preferred Stock remained outside the scope of ASC 480, classified as permanent equity, while all features requiring bifurcation under ASC 815 at inception, were determined of de minimis value upon reassessment as of December 31, 2023.

Further, on October 17, 2023, DSI elected to redeem 9,793 of the 10,000 Series C Preferred Stock issued to DSI in the Spin-Off (Note 3(c)). The 10,000 Series C Preferred Stock issued in the Spin-Off have been recorded at inception at a fair value of $7,570 determined based on valuation obtained by an independent third party for such purpose.

As a result of the above and the issuance of Series C Preferred Stock discussed below (Note 7(v)) as of December 31, 2023, and 2022, the Company had 5,521 and 10,000 shares of Series C Preferred Stock issued and outstanding, respectively, with par value of $0.01 per share.

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023 and 2022 and for the period from inception (April 15, 2021) through December 31, 2021
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
Dividend payments and declarations on Series C Preferred Stock:

On January 17, 2023, pursuant to a dividend declared on December 27, 2022, the Company paid a quarterly dividend of $20 per share, or $240 in aggregate, on its outstanding 10,000 Series C Preferred Stock and the 1,982 shares of Series C Preferred Stock awarded to the Company’s board of directors on April 15, 2022, for the period from October 15, 2022, up to and including January 14, 2023.

On April 17, 2023, pursuant to a dividend declared on March 27, 2023, the Company paid a quarterly dividend of $20 per share, or $268 in the aggregate on i) the Company’s outstanding 10,000 Series C Preferred Stock, ii) the 1,982 shares of Series C Preferred Stock awarded to the Company’s board of directors on April 15, 2022, for the period from January 15, 2023 up to and including April 14, 2023, and iii) the 3,332 shares of Series C Preferred Stock awarded to the Company’s board of directors on March 7, 2023, for the period from March 7, 2023 up to and including April 14, 2023.

On July 17, 2023, pursuant to a dividend declared on June 28, 2023, the Company paid a quarterly dividend of $20 per share, or $307 in the aggregate on the Company’s then outstanding 15,314 Series C Preferred Stock, to Series C Preferred Stockholders of record date July 14, 2023, for the period from April 15, 2023 up to and including July 14, 2023.

On October 16, 2023, pursuant to a dividend declared on September 25, 2023, the Company paid a dividend of $20 per share, or $306 in the aggregate on the Company’s then outstanding 15,314 Series C Preferred Stock, to Series C Preferred Stockholders of record date October 13, 2023, for the period from July 15, 2023 up to and including October 14, 2023.

For the year ended December 31, 2022, dividends declared and paid on Series C Preferred Stock at $20.0 per share amounted to $950 and $780, respectively.

(iii)	Series D Preferred Stock

The Series D Preferred Stock, with liquidation preference $1,000 per share, has no voting rights except (1) in respect of amendments to the articles of incorporation which would adversely alter the preferences, powers or rights of the Series D Preferred Stock or (2) in the event that the Company proposes to issue any parity stock if the cumulative dividends payable on outstanding Series D Preferred Stock are in arrears or any senior stock. Also, holders of Series D Preferred Stock, rank equal to Series C Preferred Stock, prior to (i) the holders of common shares, (ii) if issued, any Series A Participating Preferred Stock, and any Series B Preferred Stock and (iii) any other class or series of capital stock established after their original issuance date (September 21, 2022) with respect to dividends, distributions and payments upon liquidation. The Series D Preferred Stock has a cumulative preferred dividend accruing from the date of original issuance (i.e. September 21, 2022) which is payable on the 15th day of January, April, July and October of each year at the dividend rate of 7.0% per annum, and is convertible into common shares at the holders’ option at any time after the original issuance date, at a conversion price equal to the 10-trading day trailing VWAP of the common shares. The Series D Preferred Stock is also optionally redeemable at the holder’s option in case of fundamental change or in case of certain corporate events as defined in the statement of designation of the Series D Preferred Stock. Holders of the Series D Preferred Stock, however, are prohibited from converting the Series D Preferred Stock into common shares to the extent that, as a result of such conversion, holders (together with their affiliates) would beneficially own more than 49% of the total outstanding common shares of the Company.

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023 and 2022 and for the period from inception (April 15, 2021) through December 31, 2021
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
Issuances of Series D Preferred Stock to DSI and DSI special stock dividends:

As discussed under Note 3(c) above, as partial consideration for the acquisitions of the M/V Baltimore and the M/V Melia, the Company issued on September 21, 2022 and on February 8, 2023, 25,000 and 13,157 shares of Series D Preferred Stock, respectively, with par value $0.01 per share, at a stated value of $1,000 per share with liquidation preference at $1,000 (i.e., $25,000 and $13,157 aggregate liquidation preference, respectively). The 25,000 and 13,157 Series D Preferred Stock issued have been recorded at inception at a fair value of $17,600 and $10,000 determined based on valuations obtained by an independent third party for the purposes of each acquisition (Note 3(c)). DSI declared two separate special stock dividends of the M/V Baltimore and the M/V Melia Series D Preferred Stock issued to it as part of these transactions, to all of its common stockholders as of certain record dates (the “Baltimore Stock Dividend” and the “Melia Stock Dividend”, respectively, and, together, the “Special Stock Dividends”), through offering to convert the shares of the Company’s Series D Preferred Stock into the Company’s shares of common stock on the Baltimore Stock Dividend and the Melia Stock Dividend payment dates and distributing the Company’s shares of common stock to each of its common stockholders. DSI common stockholders, in their sole discretion, were given the opportunity to opt out, in whole but not in part, of the conversion of the shares of Series D Preferred Stock into the Company’s shares of common stock and instead receive shares of Series D Preferred Stock in connection with the Special Stock Dividends. On December 15, 2022, and June 9, 2023, in connection with the Special Stock Dividends, 15,828 and 8,590, respectively, of the Company’s Series D Preferred Stock were redeemed through the issuance of 360,055 and 1,977,106, respectively, of the Company’s shares of common stock, whereas 9,172 and 4,567 shares of the Company’s Series D Preferred Stock, respectively, were distributed to DSI stockholders. Because the value the holders received upon conversion was not based on the price of the common shares and the Series D Preferred Stock settled by providing the holders with a variable number of common shares with an aggregate fair value that equaled the stock instrument’s liquidation preference, the Company assessed that, for accounting purposes, such separate transactions should be considered as redemptions of the Series D Preferred Stock, rather than conversions. The redemption rate which was utilized in connection with each of the two distributions of the Series D Preferred Stock was based on the 10-day trailing VWAP of the Company’s common stock at each election deadline date (i.e., December 13, 2022 and May 25, 2023, respectively) in accordance with the Series D Preferred Stock statement of designations. The Company’s valuations determined that the redemptions on December 15, 2022 and on June 9, 2023, of 15,828 and 8,590 Series D Preferred Stock for the issuance of 360,055 and 1,977,106, respectively, of the Company’s shares of common stock, resulted in an excess value of the shares of common stock of $134 and $154, respectively, or $0.0372 and $0.0779 per share of common stock, respectively as compared to the fair value of the Series D Preferred Stock redeemed, that was transferred from the Series D Preferred Stock holders to the common holders on each measurement date (i.e. December 15, 2022 and June 9, 2023, respectively), and that this value represented a deemed dividend to the common holders, that should be deducted from the net loss to arrive at the net loss available to common stockholders (Note 8). The fair value of the common shares issued on each measurement date (i.e., December 15, 2022, and June 9, 2023, respectively) of $11,277 and $6,683, respectively, was determined through Level 1 inputs of the fair value hierarchy (quoted market price on the date of the redemption of the Series D Preferred Stock for issuance of common stock).

DSI’s stockholders electing to receive shares of the Company’s Series D Preferred Stock by opting out of the automatic conversion, received a number of shares of Series D Preferred Stock equal to such common stockholder’s pro-rata portion of all the shares of the Company’s Series D Preferred Stock, rounded down to the nearest whole number. Any fractional shares of the Series D Preferred Stock that would otherwise be distributed were converted into shares of common stock of the Company at the applicable conversion rate and sold, and the net proceeds therefrom were delivered to such common stockholder. DSI’s common stockholders receiving shares of common stock of the Company received the pro-rata number of shares of common stock of the Company to which they were entitled following conversion, rounded down to the nearest whole number, and any fractional shares were aggregated and sold, and the net proceeds thereof were delivered to DSI’s common stockholders. All of the fractional share calculations and the payment of cash in lieu thereof were determined at the stockholder nominee level.

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023 and 2022 and for the period from inception (April 15, 2021) through December 31, 2021
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
Other Series D Preferred Stock redemptions:

During 2023, one holder of the Company’s Series D preferred stock, unaffiliated with the Company, exercised his right to redeem one share of Series D Preferred Stock to common stock, resulting in the issuance of 385 shares of common stock of the Company.

Following the conclusion of the above transactions, as of December 31, 2023 and 2022, the Company had 13,738 and 9,172 shares of Series D Preferred Stock, respectively, issued and outstanding.

The Series D Preferred Stock is not mandatorily redeemable and does not meet any other criteria under ASC 480 to be classified as liability and under the Company’s assessment are classified in equity, according to the Company’s accounting policy (Note 2(x)). In particular, the Company assessed that certain of the features requiring bifurcation under ASC 815 had de minimis value at inception and in each measurement date, while others were clearly and closely related to the host instrument thus no bifurcation was required.

As of December 31, 2023, the Series D Preferred Stock remained outside the scope of ASC 480, classified as permanent equity, while all features requiring bifurcation under ASC 815 had de minimis value upon reassessment as of December 31, 2023.

Dividend payments and declarations on Series D Preferred Stock:

On January 17, 2023, the Company declared and paid a quarterly dividend of $17.5 per share on its then outstanding 9,172 Series D Preferred Stock, amounting to $161, for the period from October 15, 2022, up to and including January 14, 2023.

On April 17, 2023, the Company declared and paid a quarterly dividend of $17.5 per share or $327 in the aggregate on i) the Company’s previously outstanding Series D Preferred Stock (9,172 shares) for the period from January 15, 2023 up to and including April 14, 2023, and ii) the 13,157 shares of Series D Preferred Stock issued in connection with the acquisition of M/V Melia, for the period from February 8, 2023 up to and including April 14, 2023.

On July 17, 2023, pursuant to a dividend declared on June 30, 2023, the Company paid a quarterly dividend of $17.5 per share or $240 in the aggregate on the Company’s outstanding then 13,739 shares of Series D Preferred Stock to Series D Preferred Stockholders of record date July 14, 2023, for the period from April 15, 2023 up to and including July 14, 2023.

On October 16, 2023, the Company declared and paid a quarterly dividend of $17.5 per share or $240 in the aggregate on the Company’s then outstanding 13,739 shares of Series D Preferred Stock to Series D Preferred Stockholders of record date October 13, 2023, for the period from July 15, 2023 up to and including October 14, 2023.

For the year ended December 31, 2022, dividends declared and paid on Series D Preferred Stock, at $17.50 per share, amounted to $117 and $117, respectively, as regards the period from September 21, 2022 (original issuance date) to October 14, 2022, to Series D Preferred Stockholders of record date October 14, 2022 (i.e. 25,000).

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023 and 2022 and for the period from inception (April 15, 2021) through December 31, 2021
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
(iv)	Series E Preferred Stock

As discussed under Note 3(d) above, on March 20, 2023, the Company issued 1,200 shares of its newly designated Series E Perpetual Convertible Preferred Stock (the “Series E Preferred Stock”), par value $0.01 per share, to an affiliated entity to the Company’s Chairperson for a purchase price of $35. The Series E Preferred Stock has no dividend or liquidation rights. The Series E Preferred Stock votes with the common shares of the Company, and each share of the Series E Preferred Stock entitles the holder thereof to up to 25,000 votes, on all matters submitted to a vote of the stockholders of the Company, subject up to 15% of the total number of votes entitled to be cast on matters put to stockholders of the Company. The Series E Preferred Stock is convertible, at the election of the holder, in whole or in part, into shares of the Company’s common stock at a conversion price equal to the 10-trading day trailing VWAP of the Company’s common stock, subject to certain adjustments, at any time after (i) the cancellation of all of the Company’s Series B Preferred Stock or (ii) the transfer for all of the Company’s Series B Preferred Stock (collectively a “Series B Event”). The 15% limitation discussed above shall terminate upon the occurrence of a Series B Event. The Series E Preferred Stock is transferable only to the holder’s immediate family members and to affiliated persons or entities, with the Company’s prior consent.

The Series E Preferred Stock is classified in equity, in accordance with the Company’s accounting policy (Note 2(x)). Upon its initial assessment, the Company followed the provisions of ASC 480 “Distinguishing liabilities from equity” in order to assess the classification of the Series E Preferred Stock as well as that of their embedded features and determined that the Series E Preferred Stock should be classified as permanent equity. In particular, the Company assessed that certain of the aforementioned embedded features requiring bifurcation under ASC 815 had de minimis value at inception and in each subsequent measurement date, while other fell under the scope exceptions from derivative accounting, thus no bifurcation was required. As of December 31, 2023, the Series E Preferred Stock remained outside the scope of ASC 480, classified as permanent equity, while all features requiring bifurcation under ASC 815 had de minimis value upon reassessment as of December 31, 2023.

(v)	Equity Incentive Plan

On March 23, 2022, the Company’s 2021 Equity Incentive Plan was amended and restated to, among other things, permit grants of Series C Preferred Stock thereunder, in an aggregate amount of up to 10,000 shares.

On April 15, 2022, the Company’s Board of Directors approved the award and grant of 1,982 shares of Series C Preferred Stock to the Company’s board of directors, pursuant to the Company’s amended and restated plan, for a fair value of $1,590, to vest over a service period of two years. The fair value of the Series C Preferred Stock awarded on March 23, 2022, was determined based on valuation obtained by an independent third party for the purposes of the transaction.

On March 7, 2023, the Company’s Board of Directors approved the award and grant of 3,332 shares of Series C Preferred Stock to the Company’s board of directors, pursuant to the Company’s amended and restated plan, for a fair value of $2,679, to vest over a service period of two years. The fair value of the Series C Preferred Stock awarded on March 7, 2023, was determined based on a valuation obtained from an independent third party for the purposes of the transaction.

On April 15, 2023, 991 previously restricted shares of Series C preferred stock pursuant to the March 2022 restricted stock award were fully vested in accordance with the terms of the respective restricted stock award agreements.

The fair values of the above instruments as of their measurement dates were based on the aggregate of the present values of the future cash outflows derived from (i) the dividends payable under each equity instrument, assuming the instruments are held until the end of the vessels’ useful life, and (ii) each instrument’s liquidation proceeds. In determining the fair value of the 2023 and 2022 restricted stock awards, the Company applied discount factors of 12.5% and 12.7%, respectively, determined based on the Company’s estimated weighted average cost of capital comprising of (i) risk-free rates of 3.4% and 1.0%, respectively (ii) representative beta of 1.3, for each fair value measurement and (iii) equity market average return of 10.4% and 10%, respectively.

The Company assessed the issuance of the Series C Preferred Stock and their features pursuant to these awards and concluded that they should be classified in permanent equity with no embedded derivative requiring bifurcation other than those that were assessed with de minimis value.

As of December 31, 2023, 4,686 shares of Series C Preferred Stock remained reserved for issuance according to the Company’s amended and restated equity incentive plan. For the years ended December 31, 2023, and 2022, and for the period from inception (April 15, 2021) through December 31, 2021, compensation cost on restricted stock awards amounted to $1,893, $568 and nil, respectively, and is included in “General and administrative expenses” in the accompanying consolidated statements of comprehensive (loss)/income. As of December 31, 2023, and 2022, the total unvested Series C Preferred Stock pursuant to the above restricted stock awards was 4,323 and 1,982, respectively, whereas total unrecognized compensation cost relating to the Company’s outstanding restricted stock awards was $1,808 and $1,022, respectively. As of December 31, 2023, and 2022, the average period over which the total compensation cost related to non-vested restricted stock, was expected to be recognized, was 0.73 years and 1.29 years, respectively.

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023 and 2022 and for the period from inception (April 15, 2021) through December 31, 2021
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
8. (Loss)/Earnings per Share

All of the Company’s common stock issued and outstanding (including any restricted shares issued under the Company’s amended and restated equity incentive plan) have equal rights to vote and participate in dividends, subject to forfeiture provisions as set forth in the respective stock award agreements, as applicable. Furthermore, the Class A warrants are entitled to receive dividends which are not refundable, and therefore are considered participating securities for basic earnings per share calculation purposes. The Class A warrants do not participate in losses. For the year ended December 31, 2023, the Company declared and paid aggregate cash dividends on its Series C preferred stock of $991 and $1,121, respectively. With regards to the Series D preferred stock, during the year ended December 31, 2023, the Company declared and paid aggregate cash dividends of $968, which excludes any amounts accrued in prior periods, as applicable. Also, during the year ended December 31, 2023, in connection with the M/V Melia Stock Dividend and the DSI Series C preferred stock redemption, the Company recorded deemed dividends amounting to $154 and $2,549, respectively. No dividends were declared on the Company’s common stock and its Class A warrants during 2023. For the year ended December 31, 2022, the Company declared and paid aggregate cash dividends to its common and Class A warrants’ holders of $2,089 and $1,012, respectively. Further, in the same year, the Company declared and paid aggregate cash dividends on its Series C preferred stock of $950 and $780, respectively. With regards to the Series D preferred stock, during 2022, the Company declared and paid aggregate cash dividends of $117, which excludes any amounts accrued in prior periods, as applicable. Also, during 2022, in connection with the M/V Baltimore Stock Dividend, the Company recorded a deemed dividend amounting to $134. No dividends were declared to Company’s common holders during the period from inception (April 15, 2021) through December 31, 2021. For the period from inception (April 15, 2021) through December 31, 2021, dividends on Series C Preferred Stock amounted to $69, not paid as of December 31, 2021.

For the year ended December 31, 2023, the calculation of basic loss per share does not treat the non-vested shares (considered non-participating securities) as outstanding until the time/service-based vesting restrictions have lapsed. The dilutive effect, if any, of the Company’s share-based compensation arrangements (following assumed conversion of the Series C preferred stock to common under the “if converted method”) and the Class A, Class B, and private placement warrants, is computed using the treasury stock method, which assumes that the “proceeds” upon exercise of these awards or warrants are used to purchase common shares at the average market price for the period. The dilutive effect, if any, from the conversion of outstanding Series C and Series D preferred stock is calculated with the “if converted” method, to the extent that such conversion would not result in beneficial ownership by the preferred stockholders of more than 49% of the total outstanding common shares of the Company, in accordance with the terms of the respective agreements governing the Series C and Series D preferred stock. The dilutive effect, if any, from the conversion of outstanding Series E Preferred Stock is calculated with the “if converted” method, to the extent the contingencies triggering such conversion are satisfied by the end of the reporting period (Note 7(iv)). Incremental shares are the number of shares assumed issued under the i) treasury stock method and the ii) “if converted” method weighted for the periods the non-vested shares, warrants and convertible preferred stock were outstanding. For the year ended December 31, 2023, the computation of diluted earnings per share reflects the potential dilution resulting from the exercise of the outstanding private placement warrants during the period using the treasury stock method which resulted in 56,688 incremental common shares. During 2023, no incremental shares were calculated from the application of the treasury stock method on i) the Class A and Class B warrants and ii) the share-based compensation arrangements (following assumed conversion of the Series C Preferred Stock to common under the “if converted” method) and the “if converted” method for the Series C and Series D preferred stock, because to do so would be anti-dilutive. In addition, for the year ended December 31, 2023, the Company has not applied the if converted method to the Series E Preferred Stock, since none of the contingencies triggering such conversion were satisfied as of December 31, 2023. Similarly, for the year ended December 31, 2022, no incremental shares were calculated from the application of the treasury stock method for i) the Class A warrants and ii) the share-based compensation arrangements (following assumed conversion of Series C Preferred Stock to common under the “if converted method”) and the “if converted” method for the Series C and Series D preferred stock as the effect of such shares was anti-dilutive. For the period from inception date (April 15, 2021) through December 31, 2021, the computation of diluted earnings per share reflects the potential dilution from conversion of the outstanding Series C Preferred Stock calculated with the “if converted” method described above and resulted in 17,277 shares.

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023 and 2022 and for the period from inception (April 15, 2021) through December 31, 2021
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
Also, net (loss)/income in each year/period is adjusted by the amount of dividends declared and/or accumulated on the Series C and D preferred stock, deemed dividends on the Series C and Series D preferred stock in connection with redemptions incurred in the year/period, dividends on Class A warrants and undistributed earnings on Class A warrants, as applicable in each period, as follows:

	December 31, 2023	December 31, 2022	From April 15, 2021 through December 31, 2021

Net (loss)/income and comprehensive (loss)/income	$(1,977)	$(326)	$134
Less deemed dividend on Series C Preferred Stock upon issuance of common stock	(2,549)	-	-
Less deemed dividend on Series D Preferred Stock upon issuance of common stock	(154)	(134)	-
Less dividends on Series C Preferred Stock	(991)	(950)	(69)
Less dividends on Series D Preferred Stock	(1,036)	(252)	-
Less dividends on Class A warrants	-	(1,012)	-
Net (loss)/income and comprehensive (loss)/income attributable to common stockholders for basic (loss)/ earnings per share purposes	$(6,707)	$(2,674)	$65
Less changes in fair value of warrants’ liability	(6,222)	-	-
Net (loss)/earnings and comprehensive (loss)/earnings attributable to common stockholders for diluted (loss)/earnings per share purposes	$(12,929)	$(2,674)	$65

Weighted average number of common stock, basic	3,315,519	155,655	44,101
Effect of dilutive securities	56,688	-	17,277
Weighted average number of common stock, diluted	3,372,207	155,655	61,378

(Loss)/ Earnings per share, basic	$(2.02)	$(17.18)	$1.47
(Loss)/ Earnings per share, diluted	$(3.83)	$(17.18)	$1.06

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023 and 2022 and for the period from inception (April 15, 2021) through December 31, 2021
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
9. Vessel Operating Expenses

The amounts reflected in “Vessel Operating expenses” in the accompanying consolidated statements of comprehensive (loss)/income are analyzed as follows:

	December 31,	December 31,	From April 15, 2021 through December 31,
Vessel Operating Expenses	2023	2022	2021
Crew & crew related costs	$5,254	$$3,770	$248
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	2,865	1,769	19
Lubricants	638	415	31
Insurances	781	534	39
Annual taxes and registration fees	232	151	10
Other	651	241	13
Total Vessel operating expenses	$10,421	$6,880	$360

10. Income Taxes

Under the laws of the countries of the companies’ incorporation and / or vessels’ registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in “Vessel operating expenses” in the accompanying consolidated statements of comprehensive (loss)/income.

The Company is potentially subject to a four percent U.S. federal income tax on 50% of its gross income derived by its charters that begin or end in the United States. However, under Section 883 of the Internal Revenue Code of the United States (the “Code”), a corporation is exempt from U.S. federal income taxation on its U.S.-source shipping income if: (a) it is organized in a foreign country that grants an equivalent exemption from tax to corporations organized in the United States (an “equivalent exemption”); and (b) either (i) more than 50% of the value of its common stock is owned, directly or indirectly, by “qualified stockholders”, which is referred to as the “50% Ownership Test” or (ii) its common stock is “primarily and regularly traded on an established securities market” in the United States or in a country that grants an “equivalent exemption”, which is referred to as the “Publicly-Traded Test.”

The Company and each of its subsidiaries expects it qualifies for this statutory tax exemption for the 2023 taxable year, and the Company takes this position for United States federal income tax return reporting purposes. Therefore, the Company does not expect to have any U.S. federal income tax liability in any of the year ended December 31, 2023.

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023 and 2022 and for the period from inception (April 15, 2021) through December 31, 2021
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
11. Financial Instruments and Fair Value Disclosures

Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable and amounts due from related parties. The ability and willingness of each of the Company’s counterparties to perform their obligations under a contract depend upon several factors that are beyond the Company’s control and may include, among other things, general economic conditions, the state of the capital markets, the condition of the shipping industry and charter hire rates. The Company’s credit risk with financial institutions is limited as it has temporary cash investments, consisting mostly of deposits, placed with qualified financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions. The Company limits its credit risk with accounts receivable and related parties by performing ongoing credit evaluations of these counterparties’ financial condition and by receiving payments of hire in advance. The Company, generally, does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

For the years ended December 31, 2023 and 2022 and for the period from inception (April 15, 2021) through December 31, 2021 charterers that individually accounted for 10% or more of the Company’s time charter revenues were as follows:

Charterer	2023	2022	2021
A	25%	-	-
B	16%	20%	-
C	10%	-	-
D	-	14%	-
E	-	12%	-
F	-	11%	32%
G	-	-	35%
H	-	-	26%

The maximum aggregate amount of loss due to credit risk that the Company would incur if the aforementioned charterers failed completely to perform according to the terms of the relevant time charter parties, amounted to $1,640, $215 and $811 as of December 31, 2023, 2022 and 2021, respectively.

Fair value of assets and liabilities

The principal financial assets of the Company consist of cash at banks, accounts receivable trade, net, insurance claims, and amounts due from related party(ies). The principal financial liabilities of the Company consist of accounts payable, trade and other, and amounts due to related party(ies). During 2023, the Company also incurred fair value measurements with regards to the settled as of December 31, 2023 private placement warrants.

Cash and cash equivalents, accounts receivable, insurance claims, amounts due from related party/(ies) and accounts payable: The carrying values reported in the accompanying consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term maturity nature. The carrying value of these instruments is separately reflected in the accompanying consolidated balance sheets.

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023 and 2022 and for the period from inception (April 15, 2021) through December 31, 2021
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
Warrants’ liability: The private placement warrants were initially recorded at fair value on their issuance date and subsequent settlement dates with the offsetting adjustments recorded in “Change in fair value of warrants’ liability” within the consolidated statements of comprehensive (loss)/income. The fair value of the private placement warrants at issuance date (i.e., February 10, 2023), and subsequent settlement dates (as set forth below), has been determined through Level 3 inputs of the fair value hierarchy (Note 7(b)).

The non-recurring fair value measurements related to the warrants’ liability during 2023, were as follows:

Non-recurring fair value measurements (warrants’ liability settlement dates):

•	At partial settlement date as of June 8, 2023, a fair value of $286;
•	At partial settlement date as of June 15, 2023, a fair value of $276;
•	At partial settlement date as of June 16, 2023, a fair value of $141;
•	At partial settlement date as of June 20, 2023, a fair value of $58;
•	At partial settlement date as of July 10, 2023, a fair value of $33;
•	At partial settlement date as of August 9, 2023, a fair value of $268; and
•	At final settlement date as of September 29, 2023, a fair value of $220.

12. Subsequent Events

(a)	Dividend Payments on Series C and Series D Preferred Stock

On January 16, 2024, the Company paid a cash dividend on its then outstanding Series C Preferred Stock i) issued to Diana Shipping Inc. and ii) awarded on April 15, 2022, and March 7, 2023 as part of the 2021 Equity Incentive Plan (i.e. 5,521 shares in aggregate), for the period from October 15, 2023 to January 14, 2024, inclusive, in the aggregate amount of $110.

On January 16, 2024, the Company also paid a dividend of $240 in the aggregate on the Company’s then outstanding 13,738 shares of Series D Preferred Stock to Series D Preferred Stockholders of record date January 12, 2024, for the period from October 15, 2023 up to and including January 14, 2024.

(b)	Redemption of Series D Preferred Stock

During the period from January 1, 2024, to April 10, 2024, holders of the Company’s Series D preferred stock unaffiliated with the Company, exercised their right to redeem nine Series D Preferred Stock to common stock, resulting in the issuance of 3,376 shares of common stock of the Company.

(c)	Restricted stock award and cash bonus

On February 21, 2024, the Company’s Board of Directors approved the award of 3,332 shares of restricted Series C Preferred Stock to the Company’s directors, pursuant to the Company’s amended and restated 2021 Equity Incentive Plan, as annual bonus. The cost of these awards will be recognized in income ratably over the restricted shares vesting period which will be two years. The Board of Directors also approved an aggregate performance cash bonus of $230 to Steamship, which has been accrued for as of December 31, 2023, in the accompanying consolidated financial statements.

(d)	Amendment and restatement to 2021 Equity Incentive Plan

On April 10, 2024, the Company further amended and restated its 2021 Equity Incentive Plan so that the maximum aggregate number of shares of common stock that may be delivered pursuant to awards granted under the 2021 Equity Incentive Plan, as amended and restated, is 2,000,000.

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

OceanPal Inc. Predecessors
Notes to combined carve-out financial statements
November 29, 2021
(Expressed in U.S. Dollars — unless otherwise stated)
1. Basis of Presentation and General Information
OceanPal Inc., (the “Company”, or “OceanPal”), was incorporated by Diana Shipping Inc. (or ”DSI” or “Parent”), as a wholly owned subsidiary, on April 15, 2021 under the laws of the Republic of the Marshall Islands, having an authorized share capital of 500 shares, par value $0.01 per share, issued to the Parent. The Company was formed to serve as the holding company of the following three of the Parent’s vessel-owning subsidiaries (the “Subsidiaries”, or “OceanPal Inc. Predecessors”):
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

2. Significant Policies
a) Basis of presentation: The accompanying combined carve-out financial statements include the accounts of the legal entities comprising OceanPal Inc. Predecessors as discussed in Note 1. OceanPal Inc. Predecessors have historically operated as part of the Parent and not as a standalone company. Financial statements representing the historical operations of Parent’s business have been derived from Parent’s historical accounting records and are presented on a carve-out basis. All revenues, costs, assets and liabilities directly associated with the business activity of OceanPal Inc. Predecessors are included in the combined carve-out financial statements. The combined financial statements are prepared in conformity with the U.S. generally accepted accounting principles and reflect the financial position, results of operations and comprehensive income/(loss) and cash flows associated with the business activity of the OceanPal Inc. Predecessors as they were historically managed.

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

b) Use of Estimates: The preparation of combined carve-out financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined carve-out financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Other Comprehensive Income / (Loss): OceanPal Inc. Predecessors have no other comprehensive income / (loss) and accordingly comprehensive income / (loss) equals net income / (loss) for all periods presented.

d) Foreign Currency: The functional currency of OceanPal Inc. Predecessors is the U.S. dollar because the OceanPal Inc. Predecessors vessels operate in international shipping markets, and therefore primarily transact business in U.S. dollars. OceanPal Inc. Predecessors’ accounting records are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities which are denominated in other currencies are translated into U.S. dollars at the year-end exchange rates. Resulting gains or losses are included in “Other income/(loss)” in the accompanying combined carve-out statements of operations and comprehensive income/(loss).

e) Cash and Cash Equivalents: OceanPal Inc. Predecessors consider time deposits, certificates of deposit and their equivalents with an original maturity of up to about three months to be cash equivalents.

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

g) Inventories: Inventories consist of lubricants which are stated, on a consistent basis, at the lower of cost or net realizable value. Cost is determined by the first in, first out method. Amounts removed from inventory are also determined by the first in first out method. Inventories may also consist of bunkers when on the balance sheet date a vessel is without employment. Bunkers, if any, are also stated at the lower of cost or net realizable value and cost is determined by the first in, first out method.

h) Insurance claims. Claims receivable are recorded on accrual basis, net of deductibles, through each balance sheet date, for which recovery from insurance companies is probable and the claim is not subject to litigation.

OceanPal Inc. Predecessors
Notes to combined carve-out financial statements
November 29, 2021
(Expressed in U.S. Dollars — unless otherwise stated)
i) Vessel, net: Vessels are stated at cost which consists of the contract price and any material expenses incurred upon acquisition or during construction. Expenditures for conversions and improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred. As at balance sheet date, vessels are stated at cost less accumulated depreciation expense and impairment charge, if any.

j) Vessels held for sale: OceanPal Inc. Predecessors classify assets as being held for sale when the respective criteria are met. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. The fair value less cost to sell of an asset held for sale is assessed at each reporting period it remains classified as held for sale. When the plan to sell an asset changes, the asset is reclassified as held and used, measured at the lower of its carrying amount before it was recorded as held for sale, adjusted for depreciation, and the asset’s fair value at the date of the decision not to sell.

k) Impairment of Long-Lived Assets: Long-lived assets are reviewed for impairment whenever events or changes in circumstances (such as market conditions, obsolesce or damage to the asset, potential sales and other business plans) indicate that the carrying amount plus unamortized dry-docking costs of an asset may not be recoverable. When the estimate of undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use of an asset over its remaining useful life and its eventual disposition is less than its carrying amount plus unamortized dry-docking costs, OceanPal Inc. Predecessors evaluate the asset for impairment loss. Measurement of impairment loss is based on the fair value of the asset, determined mainly by third party valuations.

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

l) Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage (scrap) value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of the OceanPal Inc. Predecessors’ vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

m) Accounting for Dry-Docking Costs: OceanPal Inc. Predecessors follow the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due. Unamortized dry-docking costs of vessels that are sold or impaired are written off and included in the calculation of the resulting gain or loss in the year of the vessel’s sale or impairment (Note 4).

OceanPal Inc. Predecessors
Notes to combined carve-out financial statements
November 29, 2021
(Expressed in U.S. Dollars — unless otherwise stated)
n) Concentration of Credit Risk: Financial instruments, which potentially subject OceanPal Inc. Predecessors to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. OceanPal Inc. Predecessors place temporary cash investments, consisting mostly of deposits, with various qualified financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the OceanPal Inc. Predecessors’ investment strategy. OceanPal Inc. Predecessors limit their credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally do not require collateral for accounts receivable and do not have any agreements to mitigate credit risk.

o) Accounting for Revenues and Expenses: Revenues are generated from time charter agreements which contain a lease as they meet the criteria of a lease under ASC 842. Agreements with the same charterer are accounted for as separate agreements according to their specific terms and conditions. All agreements contain a minimum non-cancellable period and an extension period at the option of the charterer. Each lease term is assessed at the inception of that lease. Under a time charter agreement, the charterer pays a daily hire for the use of the vessel and reimburses the owner for hold cleanings, extra insurance premiums for navigating in restricted areas and damages caused by the charterers. Additionally, the charterer pays to third parties port, canal and bunkers consumed during the term of the time charter agreement. Such costs are considered direct costs and are not recorded as they are directly paid by charterers, unless they are for the account of the owner, in which case they are included in voyage expenses. OceanPal Inc. Predecessors incur voyage expenses that mainly include commissions because all of vessels are employed under time charters that require the charterer to bear voyage expenses such as bunkers (fuel oil), port and canal charges. When a vessel is delivered to a charterer, bunkers are purchased by the charterer and sold back to OceanPal Inc. Predecessors on the redelivery of the vessel. Bunker gain, or loss, result when a vessel is redelivered by her charterer and delivered to the next charterer at different bunker prices, or quantities. For the period From January 1, 2021, to November 29, 2021, and for the years ended December 31, 2020 and 2019, respectively, the OceanPal Inc. Predecessors incurred gain on bunkers amounting to $330,454, and loss on bunkers amounting to $287,352 and $229,481, respectively, resulting mainly from the difference in the value of bunkers paid by OceanPal Inc. Predecessors when the vessel is redelivered to OceanPal Inc. Predecessors from the charterer under the vessel’s previous time charter agreement and the value of bunkers sold by OceanPal Inc. Predecessors when the vessel is delivered to a new charterer. This gain/loss is included in “Voyage expenses” in the accompanying combined carve-out statements of comprehensive income / (loss). Additionally, the owner pays commissions on the hire revenue, to both the charterer and to brokers, which are direct costs and are recorded in voyage expenses. Under a time charter agreement, the owner pays for the operation and the maintenance of the vessel, including crew, insurance, spares and repairs, which are recognized in operating expenses. Revenues from time charter agreements providing for varying annual rates are accounted for as operating leases and thus recognized on a straight-line basis over the non-cancellable rental periods of such agreements, as service is performed. Deferred revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met. OceanPal Inc. Predecessors, as lessors, have elected not to allocate the consideration in the agreement to the separate lease and non-lease components (operation and maintenance of the vessel) as their timing and pattern of transfer to the charterer, as the lessee, are the same and the lease component, if accounted for separately, would be classified as an operating lease. Additionally, the lease component is considered the predominant component as OceanPal Inc. Predecessors have assessed that more value is ascribed to the vessel rather than to the services provided under the time charter contracts.

p) Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the year incurred. Such costs are included in vessel operating expenses in the accompanying combined carve-out statements of operations and comprehensive income/(loss).

q) Segmental Reporting: OceanPal Inc. Predecessors engage in the operation of dry-bulk vessels which has been identified as one reportable segment. The operation of the vessels is the main source of revenue generation, the services provided by the vessels are similar and they all operate under the same economic environment. Additionally, the vessels do not operate in specific geographic areas, as they trade worldwide; they do not trade in specific trade routes, as their trading (route and cargo) is dictated by the charterers; and OceanPal Inc. Predecessors do not evaluate the operating results for each type of dry bulk vessels (Panamax or Capesize) for the purpose of making decisions about allocating resources and assessing performance.

OceanPal Inc. Predecessors
Notes to combined carve-out financial statements
November 29, 2021
(Expressed in U.S. Dollars — unless otherwise stated)
r) Fair Value Measurements: OceanPal Inc. Predecessors classify and discloses their assets and liabilities carried at fair value in one of the following categories: Level 1: Quoted market prices in active markets for identical assets or liabilities; Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data; Level 3: Unobservable inputs that are not corroborated by market data.

s) Going concern: Management evaluates, at each reporting period, whether there are conditions or events that raise substantial doubt about OceanPal Inc. Predecessors’ ability to continue as a going concern within one year from the date the combined carve-out financial statements are issued.

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

OceanPal Inc. Predecessors
Notes to combined carve-out financial statements
November 29, 2021
(Expressed in U.S. Dollars — unless otherwise stated)
3. Transactions with Related Parties
a) Diana Wilhelmsen Management Limited, or DWM: DWM is a joint venture established by Diana Ship Management Inc., a wholly owned subsidiary of the Parent, and Wilhelmsen Ship Management Holding Limited, an unaffiliated third party, each holding 50% of DWM. The DWM office is located in Athens, Greece. Effective July 1, 2020 Wilhelmsen Ship Management Holding Limited, was replaced by Wilhelmsen Ship Management Holding AS, which assumed all the liabilities and obligations of the former company under the Joint venture agreement. Until October 8, 2019, DWM provided management services to the OceanPal Predecessors’ fleet for a fixed monthly fee and commercial services charged as a percentage of the vessels’ gross revenues pursuant to management agreements between the vessel owning companies and DWM. Management fees to DWM for 2019 amounted to $554,000 and are included in “Management fees to related parties” in the accompanying 2019 combined carve-out statement of comprehensive income/(loss). Commercial fees in 2019, amounted to $192,550, and are included in “Voyage expenses”. As at December 31, 2020 there was an amount of $1,169,637 due from DWM mainly related to Protefs’ environmental incident (Note 5), included in “Due from a related party” in the accompanying combined carve-out balance sheet. Since October 9, 2019 and up to May 24, 2021, DWM provided technical management services to the vessels through Diana Shipping Services S.A. (Note 3(b)) and since May 24, 2021 directly. For the provision of management services, the vessels pay monthly fees which for the period from May 24, 2021 until November 29, 2021 amounted to $373,484 and are included in “Management fees to related parties” in the accompanying combined carve-out statements of operations and comprehensive income/(loss). In addition, the vessels pay a commercial fee, which is a percentage of the daily hire, and which for the period from May 24, 2021 to November 29, 2021 amounted to $80,896 and is included in “Voyage expenses” in the accompanying combined carve-out statement of comprehensive income/(loss).
b) Diana Shipping Services S.A., or DSS: From October 8, 2019 until May 24, 2021, the fleet vessels were managed by DSS, a wholly owned subsidiary of the Parent, for a fixed monthly fee and a commission on the vessels’ gross revenues. DSS was outsourcing the management of the vessels to DWM from October 8, 2019 until May 24, 2021 and since May 24, 2021, provides insurance services to the vessels for a fixed monthly fee of $500. During the period from January 1, 2021 to May 24, 2021, during 2020, and during the period from October 9, 2019 to December 31, 2019, respectively, management fees to DSS amounted to $300,300, $756,000 and $174,300, respectively and are included in “Management fees to related parties” in the accompanying combined carve-out statements of operations and comprehensive income/(loss). During the period from May 24, 2021 to November 29, 2021, insurance service fees to DSS amounted to $9,337 and are included in “Management fees to related parties” in the accompanying combined carve-out statements of operations and comprehensive income/(loss). Similarly, commissions charged by DSS for the period from January 1, 2021 to May 24, 2021, for 2020 and from October 9, 2019 to December 31, 2019, respectively amounted to $94,672, 186,223 and $63,721, respectively and are included in “Voyage expenses” in the accompanying combined carve-out statements of operations and comprehensive income/(loss). As at December 31, 2020, there was an amount of $115,280 respectively, due to DSS, separately presented in “Due to a related party” in the accompanying combined carve-out balance sheet.

4. Vessels
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

5. Commitments and Contingencies
a) Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Subsidiaries’ vessels. OceanPal Inc. Predecessors accrue for the cost of environmental and other liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Subsidiaries’ vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the P&I Association in which the Subsidiaries’ vessels are entered.
b) On July 9, 2020, DWM placed a security bond in the amount of $1.75 million for any potential fines or penalties for alleged violations of law concerning maintenance of books and records and the handling of oil wastes of the vessel Protefs, as a consequence of a environmental incident involving the vessel in 2020. As this amount was paid by the ship owning company of Protefs, a portion of the security bond relating to DWM, amounting to $1 million, was included in “Due from related parties”, as of December 31, 2020 in the accompanying combined carve-out balance sheet. As of December 31, 2020, vessel Protefs also recorded an accrual of about $1.0 million, as the Parent determined that Protefs could be liable for part of a fine related to this incident, as part of its management agreement with DWM and recognized an expense which is presented in “Vessel operating expenses” in the combined carve-out statements of operations and comprehensive income/(loss) for the year ended December 31, 2020, representing the OceanPal Inc. Predecessors’ best estimate for the liability of Protefs in relation to this incident. In February 2021, DWM entered into a plea agreement with the United States pursuant to which DWM, as defendant, agreed to waive indictment, plead guilty pursuant to the terms thereof, accepted a fine of $2.0 million and the placement of DWM on probation for four years, subject to court approval. On September 23, 2021, in the sentencing hearing of the Protefs case, the judge accepted DWM’s guilty pleas, adjudged DWM guilty and imposed the agreed upon sentence of a combined fine of $2 million, a total special assessment and a four-year term of probation. The total amount of the fine was settled during 2021 through the security bond placed by DWM on July 9, 2020, whereas the remaining balance of the fine amounting to $0.25 million was settled by the ship owning company of Protefs.

OceanPal Inc. Predecessors
Notes to combined carve-out financial statements
November 29, 2021
(Expressed in U.S. Dollars — unless otherwise stated)
c) As at November 29, 2021, all of the vessels were fixed under time charter agreements, considered as operating leases accounted for as per ASC 842 requirements. The minimum contractual gross charter revenues expected to be generated from fixed and non-cancelable time charter contracts existing as at November 29, 2021 and until their expiration is estimated at $3.1 million.
6. Parent Investment, net
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

7. Fair Value Measurements and Risk Management
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
F-14

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

8. Income Taxes
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

9. Subsequent Events
a) Contribution by Parent of the three ship-owning companies to OceanPal Inc.: On November 29, 2021, the spin-off transaction was materialized and the three ship-owning companies were contributed to the Company by the Parent. Following the spin-off consummation OceanPal Inc. and Diana Shipping are independent publicly traded companies with separate independent boards of directors.
b) Uncertainties caused by the Russo-Ukrainian War: The recent outbreak of war between Russia and the Ukraine has disrupted supply chains and caused instability in the global economy, while the United States and the European Union, among other countries, announced sanctions against Russia, including sanctions targeting the Russian oil sector, among those a prohibition on the import of oil from Russia to the United States. The ongoing conflict could result in the imposition of further economic sanctions against Russia and the Company’s business may be adversely impacted.

