Form 20-F
period 2024-12-31
OceanPal Inc.
filed 2025-04-15
CIK 1869467

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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

Margarita Veniou Pendelis 26, 175 64 Palaio Faliro, Athens, Greece Tel: + 30-210-9485-360 E-mail: mveniou@oceanpal.com
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
As of December 31, 2024, there were 7,504,982 outstanding shares of common stock, par value $0.01 per share.
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
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐  Yes  ☐ No

i

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

Please note in this annual report, “we”, “us”, “our” and “the Company” all refer to OceanPal Inc. and its subsidiaries, unless otherwise indicated.

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

In addition to these important factors and matters discussed elsewhere herein, including under the heading “Item 3. Key Information-D. Risk Factors,” and in the documents incorporated by reference herein important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to:

•	the strength of world economies;

•	fluctuations in currencies, interest rates and inflationary pressures;

•
market conditions and trends, including volatility in charter rates for our vessels, factors affecting supply and demand for dry bulk commodities as well as oil and oil-related products, fluctuating vessel values, and opportunities for the profitable operations of dry bulk carriers and tankers;

•	changes in the supply of vessels, including when caused by new newbuilding vessel orders or changes to or terminations of existing orders, and vessel scrapping levels;

•	changes in worldwide oil production;

•	changes in our operating and capitalized expenses, including bunker prices, crew costs, dry-docking, costs associated with regulatory compliance, and insurance costs;

•	our future operating or financial results;

•	changes in our ability to continue as a going concern;

•	our ability to pay dividends to holders of our securities;

•
our ability to borrow under future debt agreements on favorable terms or at all, and our ability to comply with the covenants contained in any debt agreements we may enter into in the future, in particular due to economic, financial or operational reasons;

•	our continued ability to enter into time or voyage charters with existing and new customers, and to re-charter our vessels upon the expiry of any existing charters;

•
changes to our financial condition and liquidity, including our ability to fund capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue), and other general corporate activities;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from pending or future disputes, proceedings or litigation, and potential costs due to environmental damage and vessel collisions;

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

•	general economic conditions and conditions in the oil industry;

•	effects of new products and new technologies in our industry;

•	potential cyber-attacks or other disruption of information technology systems which may disrupt our business operations;

•	the failure of counterparties to fully perform their contracts with us;

•	our dependence on key personnel;

•	adequacy of insurance coverage;

•	our ability to obtain indemnities from customers;

•	the volatility of the price of our common shares;

•	future sales of our securities in the public market and our ability to maintain our compliance with Nasdaq listing requirements;

•	our incorporation under the laws of the Marshall Islands and the different rights to relief that may be available compared to other countries, including the United States;

•
general domestic and international political conditions or labor disruptions, including “trade wars”, such as the armed conflicts in the Ukraine and the Middle East, acts of piracy or maritime aggression or other hostilities, such as recent maritime incidents involving vessels in and around the Red Sea, global public health threats and major outbreaks of diseases;

•	the impact of port or canal congestion or disruptions;

•	impacts of outbreaks of global or regional epidemic and pandemic diseases on the shipping industry;

•	potential physical disruption of shipping routes due to accidents, climate-related reasons (acute and chronic), political events, public health threats, international hostilities and instability; and

•	other important factors described from time to time in the reports we file with the U.S. Securities and Exchange Commission, or the SEC.

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

Summary of Risk Factors

This summary does not address all the risks that we face. The following is a summary of the risk factors which are described in further detail in this section.

Risks Relating to our Industry

•
Charter hire rates in the shipping industry are volatile and have fluctuated significantly in the past years, which may adversely affect our business, financial condition, operating results and our ability to comply with loan covenants in any future borrowing facilities we may enter into.

•
The current state of the global financial markets and current economic conditions may adversely impact our results of operations, cash flows, and ability to obtain future financing or refinance any future credit facilities on acceptable terms, or at all, which may negatively impact our business.

•	Global economic conditions may continue to negatively impact the tanker and dry bulk shipping industry.

•
Geopolitical conditions, such as political instability, terrorist or other attacks, war, international hostilities, economic sanctions restrictions or other trade restrictions, and global public health concerns, may affect the seaborne transportation industry and adversely affect our business.

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

•
If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government, the United Kingdom, the European Union, the United Nations, or other governmental authorities, or engage in other such transactions or dealings that would be violative of applicable sanctions laws, it could lead to monetary fines or penalties and may adversely affect our reputation and the market for our securities.

•	We conduct business in China, where the legal system has inherent uncertainties that could limit the legal protections available to us.

•	Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties and an adverse effect on our business.

•	Changing laws and evolving reporting requirements could have an adverse effect on our business.

Risks Relating to our Company

•
A decline in the market values of our vessels could limit our ability to borrow funds in the future, trigger breaches of certain financial covenants contained in any future borrowing facilities we may enter into, and/or result in impairment charges or losses on sale.

•
We primarily charter our vessels on time charter trips with short to medium duration in a volatile shipping industry and a decline in charter hire rates could affect our results of operations and our ability to pay dividends.

•	We may not be able to execute our growth strategy, and we may not realize the benefits we expect from past acquisitions or future acquisitions or other strategic transactions.

•
We operate secondhand vessels with an age above the industry average which may lead to increased technical problems for our vessels, higher operating expenses, affect our ability to finance and profitably charter our vessels, to comply with environmental standards and future maritime regulations and result in a more rapid depreciation in our vessels’ market and book values.

•	We and certain of our principal officers and directors have affiliations with other entities that could create conflicts of interest detrimental to us.

•	Companies affiliated with our officers and directors, may acquire vessels that compete with vessels in our fleet.

•
Certain of our officers and directors participate in business activities not associated with us, and do not devote all of their time to our business, which may create conflicts of interest and hinder our ability to operate successfully.

•
We depend entirely on other entities to provide the management of our fleet. The termination of our arrangements with these entities, or their failure to perform their obligations under our management agreements with them, may adversely affect our operations.

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

•	We may be unable to attract and retain qualified key management personnel, key employees or key consultants, which may delay our development efforts or otherwise harm our business.

•	Technological innovation and quality and efficiency requirements from our customers could reduce our charter income and the value of our vessels.

•	We may not have adequate insurance to compensate us if we lose our vessels or to compensate third parties.

•	We are exposed to U.S. dollar and foreign currency fluctuations and devaluations that may adversely affect our results of operations.

•	We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our operating results and financial performance.

•
We are an “emerging growth company” and we cannot be certain that the reduced disclosure and other requirements applicable to emerging growth companies will not make our common shares less attractive to investors.

•	We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations.

•	Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

•	If we expand our business further, we may need to improve our operating and financial systems and will need to recruit suitable employees and crew for our vessels.

•	We may be subject to United States federal income tax on United States source income, which would reduce our earnings.

•	United States tax authorities could treat the Company as a “passive foreign investment company,” which could have adverse United States federal income tax consequences to United States holders.

Risks Relating to our Securities

•	We do not have a declared dividend policy and cannot assure you that our board of directors will declare dividend payments in the future.

•	If we do not have sufficient cash to pay dividends on our Series C Preferred Stock and Series D Preferred Stock when due, we may suffer adverse consequences.

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

Risk Factors

Risks Relating to our Industry

Charter hire rates depend on the demand for, and supply of, product tanker and dry-bulk vessels.

All of our revenues are generated from operating a fleet comprised of dry-bulk carriers and a product tanker. Rates (including both trip charter rates and freight rates) among different types of vessels in these sectors can be highly volatile. The factors affecting the supply and demand for product tankers and dry-bulk vessels are beyond our control, and the nature, timing and degree of changes in industry conditions are unpredictable and we may not be able to correctly assess the nature, timing and degree of these.

The factors that influence the demand for dry-bulk vessel capacity include:

•	supply of and demand for and seaborne transportation of energy resources (e.g. coal), commodities, and semi-finished and finished consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, and semi-finished and finished consumer and industrial products;

•	the location of regional and global exploration, production and manufacturing facilities;

•
changes in seaborne and other transportation patterns, including the distance cargo is transported by sea for reasons including but not limited to reductions in canal capacities, any geopolitical conflict and military responses;

•	the location of consuming regions for energy resources, commodities, and semi-finished and finished consumer and industrial products; and

•	the globalization of production and manufacturing.

Factors that influence demand for product tanker capacity include:

•	demand and supply for refined petroleum products and other liquid bulk products such as vegetable and edible oils;

•	competition from alternative sources of energy and a shift in consumer demand towards other energy resources such as wind, solar or water energy as well as greater use of electric powered vehicles;

•
increases in the production of refined petroleum products in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to refined petroleum products pipelines in those areas;

•	the introduction of new, expansion or closure of crude oil refineries, the distance oil and refined petroleum products are moved by sea and changes in transportation patterns; and

•	competition from other shipping companies and other modes of transportation, such as railroads that compete with product tankers.

The factors that influence the demand for both product tanker and dry-bulk carrier capacity include:

•	technological developments, which affect the efficiency of vessels and time to vessel obsolescence;

•	the globalization of manufacturing and developments of transportation services;

•
global and regional economic and political conditions, armed conflicts, including the conflicts between Russia and Ukraine and between Israel and Hamas and fluctuations in industrial and agricultural production;

•	disruptions and developments in international trade, including the increased vessel attacks and piracy in the Red Sea and Gulf of Aden in connection with the conflict between Israel and Hamas;

•	international sanctions, embargoes, import and export restrictions, trade disputes, tariffs, nationalizations, piracy and terrorist attacks;

•	legal and regulatory changes including regulations adopted by supranational authorities and/or industry bodies, such as safety and environmental regulations and requirements;

•	weather, natural and health disasters, generally; and

•	currency exchange rates.

Demand for our oceangoing vessels is dependent upon economic growth in the world’s economies, seasonal and regional changes in demand and changes to the capacity of the global dry bulk fleet and tanker fleet and the sources and supply of dry bulk cargo and petroleum and other liquid bulk products transported by sea. Continued adverse economic, political or social conditions or other developments could further negatively impact charter rates and therefore have a material adverse effect on our business results, results of operations and ability to pay dividends, if and when declared.

The factors that influence the supply for both dry-bulk carrier and product tanker capacity include:

•	the number of newbuilding orders and deliveries, including delays in vessel deliveries;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	port or canal congestion;

•	potential disruption, including supply chain disruptions, of shipping routes due to accidents or political events;

•	scrapping of older vessels;

•	speed of vessel operation;

•	vessel casualties;

•	technological advances in vessel design, capacity, propulsion technology and fuel consumption efficiency;

•	the degree of scrapping or recycling of older vessels, depending, among other things, on scrapping or recycling rates and international scrapping or recycling regulations;

•	the price of steel and vessel equipment;

•	product imbalances (affecting the level of trading activity) and developments in international trade;

•	number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire;

•	availability of financing for new vessels and shipping activity;

•	changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and

•	changes in environmental and other regulations that may limit the useful lives of vessels.

The volatility in charter rates affects our revenues and operating results and also affects the value of our vessels, which follow the trends of each industry charter rates. The charter hire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange. These references are based on actual charter hire rates under charters entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers

The Baltic Dry Index, or the BDI, a daily average of charter rates for key dry bulk routes published by the Baltic Exchange, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market as well as the performance of the entire dry bulk shipping market and has been very volatile. In 2024, the BDI ranged from a high of 2,419 on March 18, 2024, to a low of 976 on December 19, 2024. During the first months of 2025, BDI ranged from a low of 715 on January 30, 2025, to a high of 1,669 on March 14, 2025 and closed at 1,274 on April 11, 2025. There can be no assurance that the dry bulk charter market will improve or continue at the current levels, and the market could again decline in the future.

The Baltic Dirty Tanker Index, or the BDTI, a daily average of charter rates issued by the Baltic Exchange that takes into account input from brokers around the world regarding crude oil fixtures for various routes and oil tanker vessel sizes, is volatile. In 2024, the BDTI ranged from a high of 1,552 on January 16, 2024, to a low of 860 on September 26, 2024. During the first months of 2025, BDTI ranged from a low of 799 on January 9, 2025, to a high of 1,132 on April 11, 2025.The Baltic Clean Tanker Index, or BCTI, a comparable index to the BDTI, has similarly been volatile in 2024 with a high of 1,411 on January 1, 2024 and a low of 460 on November 12, 2024. BCTI ranged from a low of 574 on January 8, 2025, to a high of 848 on March 21, 2025 and closed at 679 on April 11, 2025.There can be no assurance that the crude oil and petroleum products charter market will improve or continue at the current levels, and the market could again decline in the future.

We anticipate that future demand for our vessels, and in turn our future charter rates, will be dependent upon economic growth in the world’s economies, as well as seasonal and regional changes in demand and changes in the capacity of the world’s fleet. There can be no assurance that economic growth will not stagnate or decline leading to a decrease in vessel values and charter rates. A decline in vessel values and charter rates would have an adverse effect on our business, financial condition, results of operation and ability to pay dividends.

These factors influencing the supply of and demand for dry-bulk carrier and product tanker capacity and charter rates are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. We cannot assure you that we will be able to successfully charter our dry-bulk vessels and our product tankers in the future at all or at rates sufficient to allow us to meet our contractual obligations, including repayment of any future indebtedness.

Furthermore, if new dry-bulk carriers and product tankers are built that are more efficient, more flexible, have longer physical lives or use more environmentally friendly fuel than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease. In addition, we may not be able to provide or maintain Environmental, Social and Governance standards (“ESG”) acceptable to customers, regulators and financing sources.

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

Global economic conditions may continue to negatively impact dry bulk and the product tanker shipping industry.

Major market disruptions and adverse changes in market conditions and the regulatory climate in China, the United States, the European Union and worldwide may adversely affect our business.

In past years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving forces behind increases in shipping trade and the demand for marine transportation. Accordingly, our financial condition and operating results, as well as our future prospects, would likely be hindered by an economic downturn in any of these countries or geographic regions. While China, in particular, has enjoyed rates of economic growth significantly above the world average, slowing economic growth rates may reduce the country’s contribution to world trade growth, especially in view of deteriorating real estate property values. If economic growth declines in China, India and other countries in the Asia Pacific region, we may face decreases in shipping trade and demand. The level of imports to and exports from China may also be adversely affected by changes in political, economic, and social conditions (including a slowing of economic growth) or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, internal political instability, changes in currency policies, changes in trade policies and territorial or trade disputes. It is also possible that tariffs (or other laws and regulations) will be adopted, and trade agreements will be renegotiated with China also causing adverse effects on the industry. Furthermore, a slowdown in the economies of the United States or the European Union, or certain other Asian countries may also have adverse impacts on economic growth in the Asia Pacific region. Therefore, a negative change in the economic conditions (including any negative changes resulting from any pandemic) of any of these countries or elsewhere may reduce demand for certain goods and, thus shipping, which could have a material adverse effect on our business, financial condition and operating results, as well as our prospects.

An increase in trade protectionism, the unravelling of multilateral trade agreements and a decrease in the level of China’s export of goods and import of raw materials could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism may adversely affect our business. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of imports, thereby depressing the demand for shipping.

Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in (i) the cost of goods exported from exporting countries, (ii) the length of time required to deliver goods from exporting countries, (iii) the costs of such delivery and (iv) the risks associated with exporting goods. These factors may result in a decrease in the demand of goods to be shipped. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade, including trade between the United States and China, among other countries. These developments would also have an adverse impact on our charterers’ business, operating results and financial condition which could, in turn, affect our charterers’ ability to make timely payments to us and impair our ability to renew charters and grow our business. Any of these developments could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

The U.S. government has made statements and taken actions that may impact U.S. and international trade policies, including tariffs affecting certain Chinese industries. The new tariffs announced by the Trump administration include tariffs on imports from Canada, Mexico and China, as well as on imports of steel and aluminum and automobiles and auto parts. The administration also announced the imposition of a reciprocal tariff policy on most foreign imports subject to certain specified exclusions, that applies a baseline 10% duty beginning on April 5, 2025, and additional country-specific duties beginning on April 9, 2025. It is unknown whether and to what extent these new tariffs  will be retained, expanded or otherwise modified by the U.S., or the effect that any such actions would have on us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to, among other things, the ongoing U.S.-China trade tensions or in response to the imposition of retaliatory tariffs from other countries, such changes could have an adverse effect on our business, results of operations and financial condition.

Additionally, U.S. trade tensions with China may further escalate as a result of a proposal by the Trump administration to impose significant fees on any vessel entering a U.S. port where that vessel is owned by a Chinese shipping company or by a vessel operator whose fleet includes one or more Chinese-built vessels, or that has newbuilding orders at a Chinese shipyard. The initial proposal of the U.S. trade representative (USTR), if adopted as proposed, would require Chinese shipping companies to pay up to $1 million per port call and those companies operating Chinese-built vessels to be charged up to $1.5 million per U.S. port call, depending on the percentage of vessels in their fleet built at Chinese shipyards or newbuilding orders with Chinese shipyards. It is unknown whether and to what extent these new port fees on Chinese shipping companies and vessels will be adopted, or the effect that they would have on us or our industry generally.

Furthermore, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition.

Regulations relating to ballast water discharge may adversely affect our revenues and profitability.

The IMO has imposed updated guidelines for ballast water treatment systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention (‘IOPP’) renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 Discharge Performance Standard (‘D-2 standard’) on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Vessels constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. The IMO has imposed updated guidelines for ballast water management systems specifying the maximum number of viable organisms allowed to be discharged from a vessel’s ballast water. Vessels are required to meet the D-2 standard by installing an approved Ballast Water Management System (or BWMS). BWMSs installed on or after October 28, 2020, shall be approved in accordance with BWMS Code, while BWMSs installed before October 23, 2020 must be approved taking into account guidelines developed by the IMO or the BWMS Code. All of our vessels have installed approved ballast water management systems.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. On September 24, 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance. USCG must develop corresponding implementation, compliance and enforcement regulations regarding ballast water within two years. While all our vessels are equipped with ballast water treatment system and we believe all our vessels are in compliance with the new regulations, any changes in such regulations could require the installation of new equipment may cause us to incur substantial costs.

Geopolitical conditions, such as political instability, terrorist or other attacks, war, international hostilities, economic sanctions or other trade restrictions, and global public health concerns, may affect the seaborne transportation industry and adversely affect our business.

We are an international shipping company that conducts most of our operations outside the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends, if and when declared, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East (including in Israel and Gaza), Ukraine, the South China Sea region and other geographic countries and areas, geopolitical events, terrorist or other attacks, war (or threatened war) and international hostilities. The response of the United States and others to terrorist attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world’s financial markets and may affect our business, operating results, and financial condition. Continuing conflicts and recent developments in Ukraine and the Middle East, and increased tensions between the U.S. and China, Russia, Iran and certain terrorist organizations, as well as the presence of U.S. or other armed forces in various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs. Additionally, events in other jurisdictions could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region, in and around the Red Sea with attacks on vessels by armed Houthi groups in connection with the ongoing conflict in the Gaza Strip between Israel and Hamas, and in the Black Sea in connection with the ongoing conflict in Ukraine. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia, among others. Any of these occurrences could have a material adverse impact on our future performance, operating results, cash flows and financial position.

Beginning in February of 2022, the United States, the United Kingdom and the European Union, among other countries, announced various economic sanctions against Russia in connection with the aforementioned conflict in the Ukraine region, which may adversely impact our business. The ongoing conflict could result in the imposition of further economic sanctions or new categories of export restrictions against individuals or entities in or connected to Russia. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, operating results and cash flows.

The United States has issued several Executive Orders that prohibit certain transactions related to Russia, including the importation of certain energy products of Russian Federation origin into the United States (including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal), and all new investments in Russia by U.S. persons, among other prohibitions and export controls, and has issued numerous determinations authorizing the imposition of sanctions on persons who operate or have operated in the energy, metals and mining, and marine sectors of the Russian Federation economy, among others. Increased restrictions on these sectors, or the expansion of sanctions to new sectors, may pose additional risks that could adversely affect our business and operations.

Furthermore, the United States and the G7 have implemented a Russian petroleum “price cap policy” which prohibits a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that requires each party in the supply chain of seaborne Russian oil to demonstrate or attest that oil has been purchased at or below the price cap. Further, effective as of February 27, 2025, the United States has also prohibited the provision of petroleum services by U.S. persons to persons located in Russia. An exception exists for the provision of petroleum services in certain specified circumstances, including for the provision of services for products purchased at or below the aforementioned price caps. Violations of the prohibition on petroleum services or the price cap policy, including the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false, may pose additional risks adversely affecting our business.

Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities between the United States or other countries and countries in the Middle East, Asia, or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures, including as a result of ongoing tensions involving Russia, Iran, and China and the current conflicts between Russia and Ukraine and in the Middle East.

Governments may also turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us. This could have a material adverse effect on our business, financial condition and operating results.

In particular, and as discussed further above, leaders in the United States have indicated the United States may seek to implement more protective trade measures. There is significant uncertainty about the future relationship between the United States and China and other exporting countries, such as Canada, Mexico, and the European Union, among others, including with respect to trade policies, treaties, government regulations, and tariffs. For example, U.S.-China trade tensions, including the introduction by the U.S. government of tariffs affecting certain goods imported by China, has already provoked retaliatory trade actions from China, and may provoke additional tariffs or trade restrictions. Additionally, new tariffs have recently been imposed by the U.S. on imports from Canada and Mexico, among other countries, on goods including steel and aluminum and automobiles and auto parts. The U.S. has also announced the imposition of a reciprocal tariff policy on most foreign imports subject to certain specified exclusions, that applied an additional 10% duty against all trading partners beginning on April 5, 2025. Additional country-specific duties against certain trading partners were initially effective beginning on April 9, 2025, but are now subject to a suspension for 90 days until July 9, 2025 (although additional tariffs against China presently remain in effect). It is unknown whether and to what extent such tariffs will be retained, expanded, or otherwise modified by the U.S., or the effect that any such actions or any actions taken by other countries in response will have on us or our industry, but such measures could have an adverse effect on our business, financial condition, and results of operations.

The United States has also proposed certain service fees to be levied against Chinese maritime transport operators, maritime transport operators with fleets comprised in whole or in part of Chinese-built vessels, and maritime transport operators with prospective orders for Chinese-built vessels, together with certain restrictions on services to promote the transport of U.S. goods on U.S. vessels, and other measures as outlined in the Office of the United States Trade Representative’s (USTR) public notice.  It remains uncertain whether and to what extent the USTR’s proposed action will be implemented in whole or in part, or the effect that it would have on us or our industry generally.

In addition, public health threats, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, Japan and South Korea, which may even become pandemics, could lead to a significant decrease of demand for the transportation of dry bulk or refined petroleum cargoes. Such events may also adversely impact our operations, including timely rotation of our crews, the timing of completion of any outstanding or future repair works in drydock as well as the operations of our customers. Delayed rotation of crew may adversely affect the mental and physical health of our crew and the safe operation of our vessels as a consequence.

Outbreaks of epidemic and pandemic diseases and governmental responses thereto could adversely affect our business.

The extent to which our business, the global economy and the seaborne transportation industry may be negatively affected by future pandemics, epidemics or other outbreaks of infectious diseases is highly uncertain and will depend on numerous evolving factors that we cannot predict, including, but not limited to (i) the duration and severity of the infectious disease outbreak; (ii) the imposition of restrictive measures to combat the outbreak and slow disease transmission; (iii) the introduction of financial support measures to reduce the impact of the outbreak on the economy; (iv) volatility in the demand for and price of oil and gas; (v) shortages or reductions in the supply of essential goods, services or labor; and (vi) fluctuations in general economic or financial conditions tied to the outbreak, such as a sharp increase in interest rates or reduction in the availability of credit. We cannot predict the effect that an outbreak of any future infectious disease outbreak, pandemic or epidemic may have on our business, results of operations and financial condition, which could be material and adverse. Organizations across industries, including ours, are rightly focusing on their employees’ well-being, whilst making sure that their operations continue undisrupted and at the same time, adapting to the new ways of operating.

Our operating results are subject to seasonal fluctuations, which could affect our operating results.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The dry bulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. For the product tanker segment, markets are typically stronger in the fall and winter months as well in anticipation of increased oil and petroleum products consumption in the norther hemisphere and refinery maintenance that is typically conducted in the summer months. In addition, unpredictable weather patterns in these months and variations in oil reserves tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be weaker during the fiscal quarters ending June 30 and September 30, and, conversely, our revenues may be stronger in fiscal quarters ending December 31 and March 31. While this seasonality will not directly affect our operating results, it could materially affect our operating results to the extent our vessels are employed in the spot market in the future.

An increase in the price of fuel may adversely affect our operating results and cash flows.

While we generally do not bear the cost of fuel for vessels operating on time charters, fuel is also a significant factor in negotiating charter rates and the largest expense in our shipping operations when our vessels are off-hire and/or idle or when our vessels operate in the spot market under voyage charters. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability as relevant circumstances may arise at the time of charter negotiation and can affect us in both direct and indirect ways. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries (the “OPEC”), and other oil and gas producers, war and armed conflicts and other hostilities such as the ongoing conflict between Russia and the Ukraine and Israel and Hamas, maritime incidents in and around the Red Sea, the unrest in oil producing countries and regions, regional production patterns and environmental concerns. Any future increase in the cost of fuel may reduce the profitability and competitiveness of our business. Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters, that cost may affect the level of charter rates that charterers are prepared to pay.Any increases to bunker costs for our vessels when off-hire and/or idle or under voyage charter have, could have an adverse impact on our operating results and cash flows. This might lead to a decrease in the economic viability of older vessels that lack fuel efficiency and a reduction of useful lives of these vessels.

A shift in consumer demand from oil products towards other energy sources or changes to trade patterns for refined petroleum products may have a material adverse effect on our business.

A significant percentage of seaborne cargoes on product tankers consist of refined petroleum products for the transportation sector, including diesel, gasoline and jet fuel. A shift in or disruption of consumer demand from oil products towards other energy sources such as electricity, natural gas, liquified natural gas, hydrogen or ammonia could potentially affect the demand for our product tanker vessel. A shift from the use of internal combustion engine vehicles may also reduce the demand for oil products. These factors could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

“Peak oil” is the year when the maximum rate of extraction of oil is reached. The U.S. Energy Information Administration forecasts “peak oil” demand could occur anytime between 2030 to 2040, depending on economics and how governments respond to global warming. However, OPEC forecasts that demand for oil will reach 116 million barrels per day by 2045, despite transition toward other energy sources. Irrespective of “peak oil”, the continuing shift in consumer demand from oil towards other energy resources such as wind energy, solar energy, hydrogen energy or nuclear energy as well shifts in government commitments and support for energy transition programs, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Seaborne trading and distribution patterns are primarily influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials and seasonality, and, more recently, government sanctions. Changes to the trade patterns of refined oil products may have a significant negative or positive impact on the ton-miles and therefore the demand for our tanker. For example, the ongoing armed conflict in Ukraine has resulted in significant changes to the movement of transportation fuels, primarily diesel, within the EU. These activities could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Worldwide inflationary pressures could negatively impact our results of operations and cash flows.

Over the last few years, worldwide economies have experienced inflationary pressures, with price increases seen across many sectors globally, though showing signs of de-escalation as compared with previous years. The ongoing effects of inflation in the global economy generally and more specifically in the shipping industry, could result in increased operating, voyage and administrative costs for our vessels. Furthermore, the effects of inflation on the supply and demand of the products we transport could alter demand for our services. Interventions in the economy by central banks in response to inflationary pressures may slow down economic activity, including by altering consumer purchasing habits and reducing demand for the commodities and products we carry, and cause a reduction in trade. As a result, the volumes of goods we deliver and/or charter rates for our vessels may be affected. Any of these factors could have an adverse effect on our business, financial condition, cash flows and operating results.

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

The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, armed conflicts, terrorism, piracy, labor strikes, boycotts and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. Damage to the environment could also result from our operations, particularly through spillage of fuel, lubricants or other chemicals and substances used in operations, or extensive uncontrolled fires. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting, any of which may subject us to litigation. As a result, we could be exposed to substantial liabilities not recoverable under our insurances. Further, the involvement of our vessels in a serious accident or the loss of any of our vessels could harm our reputation as a safe and reliable vessel operator and lead to a loss of business. Epidemics and other public health incidents may also lead to crew member illness, which can disrupt the operations of our vessels, or to public health measures, which may prevent our vessels from calling on ports or discharging cargo in the affected areas or in other locations after having visited the affected areas.

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

The operation of tankers has unique operational risks associated with the transportation of oil. Oil spills can cause significant environmental damage, and a catastrophic spill could exceed the insurance coverage available. Tankers are often exposed to a higher risk of damage and loss by fire due to the high flammability and high volume of oil transported in tankers.

In addition, international shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures can result in the seizure of the cargo and/or our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, operating results, cash flows and financial condition.

If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition or operating results.

If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government, the United Kingdom, the European Union, the United Nations, or other governmental authorities, or engage in other such transactions or dealings that would be violative of applicable sanctions laws, it could lead to monetary fines or penalties and may adversely affect our reputation and the market for our securities.

Our contracts with our charterers prohibit them from causing our vessels to call on ports located in sanctioned countries or territories or carrying cargo for entities or from countries and territories that are the subject of sanctions. Although our charterers may, in certain causes, control the operation of our vessels, we have monitoring processes in place reasonably designed to ensure our compliance with applicable economic sanctions and embargo laws. Nevertheless, it remains possible that our charterers may cause our vessels to trade in violation of sanctions provisions without our consent. If such activities result in a violation of applicable sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected.

The applicable sanctions and embargo laws and regulations vary in their application, and by jurisdiction, and do not all apply to the same covered persons or proscribe the same activities. In addition, the sanctions and embargo laws and regulations of each jurisdiction may be amended to increase or reduce the restrictions they impose over time, and the lists of persons and entities designated under these laws and regulations are amended frequently. Moreover, many sanctions regimes provide that entities owned or controlled by the persons or entities designated in such lists are also subject to sanctions. The U.S., U.K., and EU have enacted new sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have, and in the future will, become the target of sanctions. These require us to be diligent in ensuring our compliance with sanctions laws. Further, the U.S. has increased its focus on sanctions enforcement with respect to the shipping sector. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions or embargoes imposed by the United States, U.K., EU, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our operating results may be adversely affected, or we may suffer reputational harm.

As a result of Russia’s actions in Ukraine, the U.S., EU and United Kingdom, together with numerous other countries, have imposed significant sanctions on persons and entities associated with Russia and Belarus, as well as comprehensive sanctions on certain areas within the Donbas region of Ukraine, and such sanctions apply to entities owned or controlled by such designated persons or entities. EU and countries, such as Canada and the United Kingdom, have also broadly prohibited Russian-affiliated vessels from entering their waters and/or ports. These sanctions have adversely altered trade patterns across the shipping industry and thus, affect our ability to operate in the region and also restrict parties whose cargo we may carry.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2024 and up to the date of this annual report, and intend to maintain such compliance, there can be no assurance that we or our charterers will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business and could result in our reputation and the markets for our securities to be adversely affected and/or in some investors deciding, or being required, to divest their interest, or not to invest, in us. For example, certain investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our shares may adversely affect the price at which our shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Further, our reputation and the market for our securities may be adversely affected if, for example, we enter into charters with individuals or entities who, pursuant to contracts with third parties, provide services to or engage in operations associated with countries or territories that are the subject of certain U.S. sanctions or embargo laws. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in countries or territories that we operate in. Any of these factors could adversely affect our business, financial condition, and operating results.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels may call in ports in areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband or stowaways, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, operating results, cash flows and financial condition. Under some jurisdictions, vessels used for the conveyance of illegal drugs could result in forfeiture of the subject vessel to the government of such jurisdiction.

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

We conduct business in China, where the legal system has inherent uncertainties that could limit the legal protections available to us.

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

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Although none of our vessels have been requisitioned by a government for title or hire, a government requisition of one or more of our vessels may negatively impact our revenues and reduce the amount of cash we may have available for distribution as dividends to our shareholders, if and when any such dividends are declared.

Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries suspected to have a risk of corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted measures designed to ensure compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”). We are subject, however, to the risk that we, our affiliated entities or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, earnings or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Changing laws and evolving reporting requirements could have an adverse effect on our business.

Changing laws, regulations and standards relating to reporting requirements, including the European Union General Data Protection Regulation, or GDPR, may create additional compliance requirements for us. GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. GDPR applies to all companies processing and holding the personal data of data subjects residing in the EU, regardless of the company’s location. GDPR became enforceable on May 25, 2018 and non-compliance may expose entities to significant fines or other regulatory claims which could have an adverse effect on our business, financial condition, and operations.

Risks Relating to our Company

A decline in the market values of our vessels could limit our ability to borrow funds in the future, trigger breaches of certain financial covenants contained in any future borrowing facilities we may enter into, and/or result in impairment charges or losses on sale.

The market values of dry bulk carriers and product tankers have generally experienced high volatility in recent years. While the market values of vessels and the charter market have a very close relationship as the charter market moves from trough to peak, the time lag between the effect of charter rates on market values of vessels can vary, and sometimes, values can be to a greater or lesser extent affected by the respective move in charter rates.

The market values of our vessels fluctuate depending on a number of factors, including:

1.	the prevailing level of charter rates;

2.	general economic and market conditions affecting the shipping industry;

3.	competition from other shipping companies and other modes of transportation;

4.	the types, sizes and ages of vessels;

5.	the supply of and demand for vessels;

6.	applicable governmental or other regulations;

7.	technological advances;

8.	the need to upgrade vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise;

9.	the cost of newbuildings; and

10.	scrap values

If the market value of our vessels decline, we may not be able to comply with certain covenants contained in any future loan facilities we may enter into and we may not be able to incur debt on terms that are acceptable to us or at all or to refinance any debt we may have in the future.

Furthermore, if we sell any of our owned vessels at a time when prices are depressed, our business, operating results, cash flow and financial condition could be adversely affected. Moreover, if we sell a vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s carrying amount in our financial statements, resulting in a loss and a reduction in earnings. In addition, if vessel values decline, we may have to record an impairment adjustment in our financial statements which could adversely affect our financial results. For example, in 2024, we recorded $6.12 million of impairment charges for three vessels in our fleet, as one of these vessels was sold, whereas, for the other two, our impairment exercise indicated that their carrying values were not recoverable.

We primarily charter our vessels on time charter trips with short to medium duration in a volatile shipping industry and a decline in charter hire rates could affect our results of operations and our ability to pay dividends.

Although significant exposure to time charter trips with short to medium duration is not unusual in the dry bulk and tanker shipping industry, the time charter market is highly competitive and spot market charter hire rates (which affect time charter rates) may fluctuate significantly based upon available charters and the supply of, and demand for, seaborne shipping capacity. While the short-term to medium-term time charter market may enable us to benefit in periods of increasing charter hire rates, we must consistently renew our charters and this dependence makes us vulnerable to declining charter rates. As a result of the volatility in the dry bulk carrier and tanker charter markets, we may not be able to employ our vessels upon the termination of their existing charters at favorable charter hire rates or at all. The dry bulk carrier and tanker charter markets are volatile, and in the recent past, charter market rates for time charter trips with short to medium duration and spot voyages for some declined below the operating costs of those vessels before rising. We cannot assure you that future charter hire rates will enable us to operate our vessels profitably, or to pay dividends, if and when declared.

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

Our fleet currently consists of four vessels in operation, with our three Panamax dry bulk carriers having a combined carrying capacity of 223,546 dwt and a weighted average age of 20.3 years as of the date of this annual report and our tanker having a carrying capacity of 49,999 dwt and an age of 16.1 years as of the date of this annual report. In general, the cost of maintaining a vessel in good operating condition and operating it increases with the age of the vessel, because, amongst other things:

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

Charterers may also have age restrictions on the vessels they charter and, in the past, have actively discriminated against chartering older vessels, which may result to a lower utilization of our vessels resulting to lower revenues. Our charterers have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, operate in extreme climates, utilize related shipyards and pass-through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations.

Due to the age of our fleet, we may not be able to obtain external financing at reasonable terms or at all as our vessels may be seen as less valuable collateral.

We face competition from companies with more modern vessels with more fuel-efficient designs than our vessels (‘‘eco-vessels’’). If new vessels are built that are more efficient or more flexible or have longer physical lives than even the current eco-vessels, competition from the current eco-vessels and any more technologically advanced vessels could adversely affect our ability to charter our vessels at favorable rates or at all, the amount of charter payments we receive for our vessels once their charters expire and the resale value of our vessels, which could significantly decrease.

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

We and certain of our principal officers and directors have affiliations with other entities that could create conflicts of interest detrimental to us.

Certain of our principal officers and directors are also principals, officers and employees of other entities (Diana Shipping Inc. (“Diana Shipping”), Steamship Shipbroking Enterprises Inc. (“Steamship”), Diana Wilhelmsen Management Limited (“DWM”) and Sea Transportation Inc. (“START”)). These responsibilities and relationships could create conflicts of interest between us and these counterparties. Conflicts may also arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus other vessels that are or may be managed in the future by these other entities. While we have entered into a non-competition agreement with Diana Shipping, for vessels owned by it, we cannot assure you that such agreement will successfully address all potential conflicts of interest that arise or that all conflicts will be resolved in our favor. Circumstances in any of these instances may make one decision advantageous to us but detrimental to these other entities and vice versa.

Companies affiliated with our officers and directors, may acquire vessels that compete with our fleet.

Companies affiliated with our officers and directors, own dry bulk and tanker vessels and may acquire additional dry bulk and tanker vessels in the future. These vessels could be in competition with our fleet, and companies affiliated with our officers and directors might be faced with conflicts of interest with respect to their own interests and their obligations to us. We cannot assure you that such conflicts will be resolved in our favor.

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

We depend entirely on other entities to provide the management of our fleet. The termination of our arrangements with these entities, or their failure to perform their obligations under our management agreements with them, may temporarily adversely affect our operations.

Our operational success and ability to execute our growth strategy depends significantly upon the satisfactory and continued performance of these services by our managers, as well as their reputations. These entities may fail to perform their obligations to us or may terminate their management agreements with us other than in accordance with the terms of our management agreements with them, either of which could adversely affect our operations during the process of identifying a replacement for them and have a material adverse effect on our financial condition and results of our operations.

Rising crew costs could adversely affect our results of operations.

Due to an increase in the size of the global shipping fleet, the limited supply of and increased demand for crew has created upward pressure on crew costs. Additionally, the ongoing armed conflict in Ukraine has reduced the number of seafarers globally and thereby increased the pressure on crew wages. Continued higher crew costs or further increases in crew costs could adversely affect our results of operations.

A cyber-attack could materially disrupt our business.

We rely on information technology systems and networks in our operations and administration of our business. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. We do not maintain cyber-liability insurance at this time to cover such losses. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations. We have taken extensive measures to enhance our security infrastructure, including establishing security testing, incident response programs as well as developing a training program to enhance vigilance against cyber threats. Despite these improvements we cannot assure you that we will be able to successfully thwart all future attacks with causing material and adverse effect on our business.

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

As cyberattacks become increasingly sophisticated, and as tools and resources become more readily available to malicious third parties, including the risk associated with the use of emerging technologies, such as artificial intelligence and quantum computing for nefarious purposes, there can be no guarantee that our actions, security measures and controls designed to prevent, detect or respond to intrusion, to limit access to data, to prevent destruction or alteration of data or to limit the negative impact from such attacks, can provide absolute security against compromise. Even without actual breaches of information security, protection against increasingly sophisticated and prevalent cyberattacks may result in significant future prevention, detection, response and management costs, or other costs, including the deployment of additional cybersecurity technologies, engaging third-party experts, deploying additional personnel and training employees. Further, as cyber threats are continually evolving, our controls and procedures may become inadequate, and we may be required to devote additional resources to modify or enhance our systems in the future. Such expenses could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

In July 2023, the SEC adopted amendments to its rules on cybersecurity risk management, strategy, governance, and incident disclosure. The amendments require us to report material cybersecurity incidents involving our information systems and periodic reporting regarding our policies and procedures to identify and manage cybersecurity risks, amongst other disclosures. During the year ended December 31, 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. A failure to disclose could result in the imposition of injunctions, fines and other penalties by the SEC. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any cybersecurity incident. For more information, please refer to Item “16K. Cybersecurity”, of this annual report.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. In July 2023, nations at the International Maritime Organization’s Marine Environment Protection Committee (“MEPC”) updated the initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies levels of ambition to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero GHG emissions from international shipping. Furthermore, the following indicative checkpoints were adopted in order to reach net zero GHG emissions from international shipping: (1) reduce the total annual GHG emissions from international shipping by at least 20%, by 2030, compared to the 2008 emission levels; and (2) reduce the total annual GHG emissions from international shipping by at least 70%, by 2040, compared to 2008 levels while pursuing efforts towards phasing them out entirely.

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

In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, or the Paris Agreement, a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the EU Emissions Trading System (“EU ETS”) as part of its “Fit-for-55” legislation to reduce net greenhouse gas emissions by at least 55% by 2030. This will require shipowners to buy permits to cover these emissions. On December 18, 2022, the Environmental Council and European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances equivalent to a portion of their carbon emissions: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the ‘MRV’ on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. In January 2024, the EU ETS was extended to cover CO2 emissions from all large ships (of 5,000 gross tonnage and above) entering EU ports regardless of the flag they fly and will apply to methane and nitrous oxide emissions beginning in 2026. Shipping companies will need to buy allowances that correspond to the emissions covered by the system. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026.

The EU also adopted the FuelEU Maritime regulation, a proposal included in the “Fit-for-55” legislation. From January 1, 2025, FuelEU Maritime sets requirements on the annual average GHG intensity of energy used by ships trading within the EU or European Economic Area (EEA). This intensity is measured as GHG emissions per energy unit (gCO2e/MJ) and, in turn, GHG emissions are calculated in a well-to-wake perspective. The calculation takes into account emissions related to the extraction, cultivation, production and transportation of fuel, in addition to emissions from energy used on board the ship. The baseline for the calculation is the average well-to-wake GHG intensity of the fleet in 2020: 91.16 gCO2e/MJ. This will start at a 2% reduction in 2025, increasing to 6% in 2030, and accelerating from 2035 to reach an 80% reduction by 2050.

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

In February 2021, the former Acting Chair of the SEC issued a statement directing the Division of Corporation Finance to enhance its focus on climate-related disclosure in public company filings and in March 2021 the SEC announced the creation of a Climate and ESG Task Force in the Division of Enforcement (the “Task Force”). The Task Force’s goal is to develop initiatives to proactively identify ESG-related misconduct consistent with increased investor reliance on climate and ESG-related disclosure and investment. To implement the Task Force’s purpose, the SEC has taken several enforcement actions, with the first enforcement action taking place in May 2022, and proposed new rules. On March 21, 2022, the SEC proposed that all public companies are to include extensive climate-related information in their SEC filings. On May 25, 2022, SEC proposed a second set of rules aiming to curb the practice of “greenwashing” (i.e., making unfounded claims about one’s ESG efforts) and would add proposed amendments to rules and reporting forms that apply to registered investment companies and advisers, advisers exempt from registration, and business development companies. On March 6, 2024, the SEC adopted final rules to require registrants to disclose certain climate-related information in SEC filings of all public companies. The final rules require companies to disclose, among other things: material climate-related risks; activities to mitigate or adapt to such risks; information about the registrant’s board of directors’ oversight of climate-related risks and management’s role in managing material climate-related risks; and information on any climate-related targets or goals that are material to the registrant’s business, results of operations, or financial condition. Further, to facilitate investors’ assessment of certain climate-related risks, the final rules require disclosure of Scope 1 and/or Scope 2 greenhouse gas (GHG) emissions on a phased-in basis when those emissions are material; the filing of an attestation report covering the required disclosure of such registrants’ Scope 1 and/or Scope 2 emissions, also on a phased-in basis; and disclosure of the financial statement effects of severe weather events and other natural conditions including, for example, costs and losses. The final rules include a phased-in compliance period for all registrants, with the compliance date dependent on the registrant’s filer status and the content of the disclosure. Almost immediately upon release of the rules, multiple lawsuits challenging the rules were filed in federal court, and the cases were transferred to the Eighth Circuit Court of Appeals.  On April 4, 2024, the SEC voluntarily issued a stay of the climate-related disclosure rules pending the completion of judicial review of the consolidated Eighth Circuit petitions, which is still ongoing.  In addition, on June 28, 2024, in its decision of the combined cases of Relentless v. Department of Commerce and Loper Bright Enterprises v. Raimondo, the Supreme Court of the United States narrowed its view of agency authority by overturning Chevron deference, which required judges to defer to an agency’s interpretation of relevant laws when its regulations are subject to a legal challenge. This decision will raise the burden for administrative agencies to prove they have the authority to create a rule and will likely create a hurdle for SEC’s pending climate-related disclosure rules. The impact of the ongoing litigation with respect to these rules, as well as the change in administration, is uncertain. Costs of compliance with these new rules and any further climate-related disclosure rules that are adopted in the future may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

We have entered into, and may enter into in the future, various contracts, including, among other things, charter agreements, management agreements, shipbuilding contracts and credit facilities. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform their obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. In depressed market conditions, our charterers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Furthermore, it is possible that parties with whom we have charter contracts may be impacted by events in Russia and Ukraine and in the Middle East, including in the Red Sea area, and any resulting sanctions. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, it may be difficult to secure substitute employment for such vessels, and any new charter arrangements we secure may be at lower rates. As a result, this may have a significant impact on our revenues due to our concentrated customer base, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, and as a result, we may be unable to employ our vessels profitably.

The dry-bulk and product tanker markets are extremely competitive and highly fragmented. Competition for the transportation of dry bulk cargoes and refined petroleum products by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Competition arises primarily from other vessel owners, including major dry cargo and oil companies as well as independent operators, some of whom have substantially greater resources than we do. Due in part to the highly fragmented market, competitors with greater resources than us could enter the shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and more modern vessels than we are able to offer. If we are unable to successfully compete with other shipping companies, our results of operations may be adversely impacted.

We may be unable to attract and retain qualified key management personnel, key employees or key consultants, which may delay our development efforts or otherwise harm our business.

Our future development and prospects depend to a large degree on the abilities and efforts of our senior management team. Retention of these services or the identification of suitable replacements in case of future vacancies cannot be guaranteed. There can be no guarantee that the services of the current directors and senior management team will be retained, or that suitably skilled and qualified individuals can be identified and employed, which may adversely impact our commercial and financial performance. The loss of the services of any of these individuals and the costs of recruiting replacements may have a material adverse effect on our business prospects, commercial and financial performance. If we are unable to hire, train and retain such personnel in a timely manner, our operations could be delayed and our ability to grow our business will be impaired and the delay and inability may have a detrimental effect upon our performance.

Technological developments which affect global trade flows and supply chains may affect the demand for our vessels.

Our customers have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related shipyards and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. We face competition from companies with more modern vessels having more fuel efficient designs than our vessels, or eco vessels, and if new vessels are built that are more efficient or more flexible or have longer physical lives than the current eco vessels, competition from the current eco vessels and any more technologically advanced vessels could adversely affect the amount of charter payments we receive for our vessels and the resale value of our vessels could significantly decrease. In these circumstances, we may also be forced to charter our vessels to less creditworthy charterers, either because top tier charters will not charter older and less technologically advanced vessels or will only charter such vessels at lower contracted charter rates than we are able to obtain from these less creditworthy, second tier charterers. Similarly, technologically advanced vessels are needed to comply with environmental laws, the investment in which, along with the foregoing, could have a material adverse effect on our results of operations, charter hire payments and resale value of vessels. This could have an adverse effect on our results of operations, cash flows, financial condition and ability to pay dividends, if and when declared.

Technological developments which affect global trade flows and supply chains may affect the demand for our vessels.

By reducing the cost of labor through automation and digitization and increasing the consumers power to demand goods, technology is changing the business models and production of goods in many industries. Consequently, supply chains are being pulled closer to the end-customer and are required to be more responsive to changing demand patterns. As a result, fewer intermediate and raw inputs are traded, which could lead to a decrease in shipping activity. If automation and digitization become more commercially viable and/or production becomes more regional or local, total trade volumes would decrease, which would adversely affect demand for our services. Supply chain disruptions caused by geopolitical events, rising tariff barriers and environmental concerns may also accelerate these trends.

We may not have adequate insurance to compensate us if we lose our vessels or to compensate third parties.

We procure insurance for our fleet against risks commonly insured by vessel owners and operators. Our current insurance includes hull and machinery insurance, war risk insurance, protection and indemnity insurance (which includes environmental damage and pollution insurance) and freight, demurrage and defense insurance. Despite the above policies, we may not be insured in amounts sufficient to address all risks and we or an intermediary may not be able to obtain adequate insurance coverage for our vessels in the future or may not be able to obtain certain coverage at reasonable rates. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Additionally, our insurers may refuse to pay particular claims, and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs. In addition, we do not presently carry loss-of-hire insurance, which covers the loss of revenue during extended vessel off-hire periods, such as those that might occur during an unscheduled drydocking due to damage to the vessel from a major accident. Any of these factors could have a material adverse effect on our financial condition.

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

Historically, a small number of charterers have accounted for a significant part of our revenues. Indicatively, for 2024 and 2023, we derived 57% and 51%, respectively, of our consolidated operating revenues from three and three charterers, respectively. Our charters may be terminated early due to certain events, such as a client’s failure to make payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform their obligations under a charter with us depends on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping industry, prevailing prices for the commodities and products which we transport and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and could sustain losses. In addition, if we lose an existing client, it may be difficult for us to promptly replace the revenue we derived from that counterparty. Any of these factors could have a material adverse effect on our business, financial condition, cash flows and operating results.

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

We agreed to invest, as a minority interest holder, in the construction of two methanol-ready, stainless steel chemical tankers. As a minority interest holder in this investment, our partners may have interests that are different from ours which may result in conflicting views as to the operation of the vessels and we may not be able to control the operation of these vessels when delivered or otherwise operate the company in which we have invested in a manner that we believe to be most profitable to its equity holders. However, there can be no assurance that we will complete this investment successfully or identify any similar successful opportunities in the future.

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

We may be subject to United States federal income tax on United States source income, which would reduce our earnings.

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

If the Company is not entitled to exemption under Section 883 for any taxable year, the Company, as applicable, could be subject for those years to an effective 2% United States federal income tax on the shipping income such company derives during the year that is attributable to the transport or cargoes to or from the United States. The imposition of this taxation might have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders. See “Item 10. Additional Information-E. Taxation” for a more comprehensive discussion of United States federal income tax considerations.

United States tax authorities could treat the Company as a “passive foreign investment company,” which could have adverse United States federal income tax consequences to United States holders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

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

There is substantial legal authority supporting this position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations changed.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States federal income tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed in the section of this annual report entitled “Item 10. Additional Information-E. Taxation-United States Federal Income Taxation-Passive Foreign Investment Company Status and Significant Tax Consequences”), such shareholders would be subject to U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the United States shareholder’s holding period of our common shares, as applicable.

Based on our current and expected composition and our respective subsidiaries’ assets and income, it is not anticipated that we will be treated as a PFIC this taxable year. Actual PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year. Accordingly, there can be no assurances regarding our status as a PFIC for the current taxable year or any future taxable year. See the discussion in “Item 10. Additional Information-E. Taxation-United States Federal Income Taxation- Passive Foreign Investment Company Status and Significant Tax Consequences”. Our United States shareholders are urged to consult with their own tax advisors regarding the possible application of the PFIC rules.

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

Further, we may incur rapid and substantial increases or decreases in our common stock price in the foreseeable future that may not coincide in timing with the disclosure of news or developments by or affecting us. Accordingly, the market price of our common stock may fluctuate dramatically, and may decline rapidly, regardless of any developments in our business. Overall, there are various factors, many of which are beyond our control, that could negatively affect the market price of our common stock or result in fluctuations in the price or trading volume of our common stock, including but not limited to:

•	actual or anticipated variations in our annual or quarterly results of operations, including our earnings estimates and whether we meet market expectations with regard to our operating results;

•	our ability to pay dividends or other distributions;

•	publication of research reports by analysts or others about us or the shipping industry in which we operate which may be unfavorable, inaccurate, inconsistent or not disseminated on a regular basis;

•	changes in market valuations of similar companies;

•	our continued compliance with Nasdaq’s listing standards;

•	market reaction to any additional equity, debt or other securities that we may issue in the future, and which may or may not dilute the holdings of our existing stockholders;

•	additions or departures of key personnel;

•	actions by institutional or significant stockholders;

•	short interest in our common stock or our other securities and the market response to such short interest;

•	the dramatic increase in the number of individual holders of our common stock and their participation in social media platforms targeted at speculative investing;

•	speculation in the press or investment community about our company or industry in which we operate;

•	strategic actions by us or our competitors, such as acquisitions or other investments;

•	legislative, administrative, regulatory or other actions affecting our business, our industry;

•	investigations, proceedings, or litigation that involve or affect us;

•	the occurrence of any of the events described in other risk factors included in this annual report; and

•	general market and economic conditions.

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

As of April 11, 2025 Diana Shipping owned 48.63% of our issued and outstanding shares of common stock and 207 shares of our Series C Preferred Stock. Through its beneficial ownership of common shares of Series B Preferred Stock, Diana Shipping is able to establish a quorum at any shareholder meeting. While Diana Shipping has no agreement, arrangement or understanding relating to the voting of its common shares or shares of Series B Preferred Stock, it is able to influence the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. In addition, an entity controlled by our Chairperson, also has the ability to cause the vote of up to 15% of the total number of votes entitled to vote on all matters submitted to a vote of our common shareholders through the ownership of our issued and outstanding Series E Preferred Shares. This concentration of ownership may have the effect of delaying, deferring, or preventing a change in control, merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our shares. So long as Diana Shipping continues to have a significant interest on us, even though the amount is less than 50% of our voting power, it will continue to be able to exercise considerable influence over our decisions. The interests of Diana Shipping may be different from your interests.

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

As of April 11, 2025, we had outstanding Class A warrants under the January 2022 Offering (refer to discussion in Item 4. Information on the Company under the section “History and Development of the Company” below) that may obligate us to issue up to an additional of 72,370 common shares, and outstanding Class B warrants under the 2023 Registered Direct Offering that may obligate us to issue up to an additional of 750,000 common shares, or of 822,370 common shares in the aggregate, upon the exercise of these warrants in full. In addition, we may issue additional shares of common stock upon the conversion of one or more series of our preferred shares and may issue additional securities in the future for any purpose and for such consideration and on such terms and conditions as we may determine appropriate or necessary, including in connection with equity awards, financings or other strategic transactions. In addition, our stockholders may elect to sell large numbers of shares held by them from time to time.

Our amended and restated articles of incorporation authorize us to issue up to 1,000,000,000 shares of common stock, of which 7,504,982 shares were issued and outstanding as of April 11, 2025. The number of shares of common stock available for sale in the public market will be limited by restrictions applicable under securities laws.

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

OceanPal Inc. was incorporated by Diana Shipping (NYSE: DSX) under the laws of the Republic of the Marshall Islands on April 15, 2021 to serve as the holding company of the three former vessel owning subsidiaries that were contributed to us by Diana Shipping, together with $1.0 million in working capital, in connection with the distribution by us of all of the 44,101 issued and outstanding common stock to Diana Shipping’s shareholders on November 29, 2021 (the “Spin-Off”). In connection with the Spin-Off, Diana Shipping received 500,000 shares of our Series B Preferred Stock and 10,000 shares of our 8.0% Series C Preferred Stock. Our common stock trades on the Nasdaq Capital Market under the ticker symbol “OP” since November 30, 2021.

We and Diana Shipping are independent publicly traded companies with separate independent boards of directors. Effective December 22, 2022, and June 8, 2023, we effected a 1-for-10 and a 1-for-20 reverse stock splits, respectively, on our common stock. All share and per share amounts disclosed herein, give effect to these reverse stock splits retroactively, for all periods presented, unless indicated otherwise.

We are an independent provider of worldwide ocean-going transportation services. As of the date of this annual report, we own and operate three Panamax dry bulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks with a total cargo carrying capacity of approximately 223,546 dwt and one MR2 product tanker vessel having a carrying capacity of 49,999 dwt. We intend to expand our fleet in the future and may acquire additional dry bulk and tanker vessels as well as vessels in other sectors based on our assessment of market conditions. We intend to acquire additional vessels principally in the secondhand market, including acquisitions from unrelated third parties, and we may also acquire additional vessels from Diana Shipping or other related parties, provided that such related party acquisitions are negotiated and conducted on an arms-length basis. Diana Shipping has granted us a right of first refusal over six identified dry bulk carriers owned by Diana Shipping on the Spin-Off date. As of the date of this annual report, one of the six identified vessels from Diana Shipping remains available for our purchase. Pursuant to this right of first refusal, we have the right, but not the obligation, to purchase this identified vessel when and if Diana Shipping determines to sell the vessel at fair market value at the time of sale. See “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions.” We may also enter into newbuilding contracts to the extent that we believe they present attractive opportunities.

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

January 2022 Offering

On January 25, 2022, we closed an underwritten public offering of 15,571,429 units at a price of $0.77 per unit, 200 units consisting of one share of our common stock (or 200 pre-funded warrants in lieu of one share of our common stock) and 200 Class A warrants to purchase one share of our common stock. In addition, certain selling shareholders affiliated with us (the “Selling Shareholders”) sold an aggregate of 3,143 shares of common stock in the offering. Each of the 3,143 shares of common stock sold by the Selling Shareholders on the primary offering, was delivered to the underwriters with 200 additional Class A warrants to purchase one share of common stock (sold by us), on a firm commitment basis. In addition, the underwriter for the offering fully-exercised its option to purchase an additional 5,743 common shares from the Selling Shareholders and 6,407 common shares, along with 2,430,000 Class A warrants from us to purchase 12,150 shares of common stock. Each of the 5,743 shares of common stock sold by the Selling Shareholders upon exercise of the underwriters’ over-allotment option, was sold with 200 Class A warrants (sold by us) to purchase one share of our common stock, on a firm commitment basis. All pre-funded warrants related to this offering were exercised during 2022, whereas, as of April 11, 2025, Class A warrants to purchase 72,370 common shares remained available for exercise at an exercise price of $154.00 per share. The gross proceeds of the offering to us, before underwriting discounts and commissions and estimated offering expenses, were $16.19 million (including the exercise of the overallotment option, the exercise of 4,156,000 Class A warrants to purchase 20,780 shares of common stock, and the exercise of all pre-funded warrants). We did not receive any of the proceeds from the sale of common shares by the Selling Shareholders and we only received the proceeds for the Class A warrants sold together with the Selling Shareholders’ shares of common stock. We refer to this offering as the “January 2022 Offering.”

2023 Registered Direct Offering and Concurrent Private Placement

On February 10, 2023, we issued 15,000,000 units with each twenty units consisting of one share of common stock (or twenty pre-funded warrants in lieu of one share of our common stock) and twenty Class B Warrants. We also offered to each purchaser, with respect to the purchase of units that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% of our outstanding common stock immediately following the consummation of this offering, the opportunity to purchase twenty pre-funded warrants in lieu of one share of common stock. Each twenty pre-funded warrants were exercisable for one share of common stock at an exercise price of $0.20 per share. As of December 31, 2023, all the pre-funded warrants related to this offering have been exercised, and, further, as of April 11, 2025, all Class B warrants to purchase 750,000 common shares remained available for exercise at an exercise price of $20.20 per share. The gross proceeds of the offering to us, before deducting for placement agency fees and estimated offering expenses, including the exercise of pre-funded warrants, were $15.15 million. We refer to this offering as the “February 2023 Registered Direct Offering” On the same date, February 10, 2023, we sold to each purchaser of the units, 15,000,000 unregistered privately placed warrants, to purchase up to an aggregate of 750,000 shares of our common stock at an exercise price of $20.20 per share. On February 23, 2023, we filed with the SEC a resale registration agreement in Form F-1 regarding the privately placed warrants which was declared effective on March 8, 2023. All the privately placed warrants were exercised by September 29, 2023. We did not receive any proceeds from the exercise of the privately placed warrants since these were exercised on an alternative cashless basis, resulting to the issuance of 562,501 shares of common stock. We refer to this offering as the “Concurrent Private Placement” or the “Selling Shareholders Registration Statement”.

2021 Equity Incentive Plan

On February 21, 2024, and March 12, 2025, our Board of Directors approved the award of 3,332 shares and 3,332 shares, respectively, of Series C Preferred Stock to our directors, pursuant to our 2021 Equity Incentive Plan, as amended and restated (the “2021 Equity Incentive Plan”), as an annual incentive bonus.

On April 10, 2024, we further amended and restated our 2021 Equity Incentive Plan so that the maximum aggregate number of shares of common stock that may be delivered pursuant to awards granted under the 2021 Equity Incentive Plan, is 2,000,000.

On March 11, 2025, we further amended and restated our 2021 Equity Incentive Plan so that the maximum aggregate number of shares Series C Preferred Stock that may be delivered pursuant to awards granted under the 2021 Equity Incentive Plan, is 25,000.

Vessel Acquisition

On July 15, 2024, we, through a separate wholly-owned subsidiary, entered into a Memorandum of Agreement to acquire an MR2 product tanker vessel, the m/t Zeze Start, for a total consideration of $27.0 million from an entity controlled by a director of the Company. Of the agreed purchase price, $18.9 million was paid in cash and the remaining amount was settled through the issuance on September 11, 2024, of 9,442 shares of the Company’s Series D Preferred Stock. Of the cash consideration, $10.9 million was repaid to the sellers along with interest after the delivery of the vessel, on November 19, 2024, pursuant to a seller’s agreement entered into between us and the seller on August 13, 2024. The vessel was delivered to us on September 9, 2024. The acquisition of the vessel was approved by a committee of independent members of our Board of Directors.

Vessel Sales

On April 30, 2024, we, through a separate wholly owned subsidiary, entered into a Memorandum of Agreement to sell to a third party, for a sale price of $18.2 million, the 2005-built vessel m/v Baltimore, which was delivered to its buyers on November 19, 2024.

On January 21, 2025, we, through a separate wholly owned subsidiary, entered into a Memorandum of Agreement to sell to a third party, for a sale price of $16.1 million, the 2005-built vessel m/v Salt Lake City, with was delivered to its buyers on February 13, 2025.

Support Agreement

On May 17, 2024, we entered into a Support Agreement with Sphinx Investment Corp. (“Sphinx”), which currently owns approximately 14.0% of the Company’s outstanding common stock, providing for the future support of the Company and its Board by Sphinx. In exchange for Sphinx’s support and strategic advice, the Company paid Sphinx a non-refundable lumpsum amount of $6.75 million which included reimbursement for certain of its out of pocket and other expenses.

Stockholders’ Rights Agreement

On January 22, 2025, we entered into Amended and Restated Stockholders’ Rights Agreement (the “Rights Agreement”) with Computershare Trust Company, N.A., as rights agent, which amended the Rights Agreement to update the definition of an “Acquiring Person”.

Dividend Payments

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

On April 15, 2024, we paid a quarterly cash dividend of $20.0 per share, or $0.15 million in the aggregate, on (i) our then outstanding 5,521 Series C Preferred Stock for the period from January 15, 2024, up to and including April 14, 2024, and (ii) the 3,332 shares of Series C Preferred Stock awarded to directors on February 21, 2024 for the period from February 21, 2024 up to and including April 14, 2024, to Series C Preferred Stockholders of record date April 12, 2024.

On April 15, 2024, we paid a quarterly cash dividend of $17.5 per share, or $0.24 million in the aggregate, on our then outstanding 13,729 shares of Series D Preferred Stock to Series D Preferred Stockholders of record date April 12, 2024, for the period from January 15, 2024, up to and including April 14, 2024.

On July 15, 2024, we paid a quarterly cash dividend of $20.0 per share, or $0.18 million in the aggregate, on our then outstanding 8,853 Series C Preferred Stock to Series C Preferred Stockholders of record date July 12 ,2024, for the period from April 15, 2024, up to and including July 14, 2024.

On July 15, 2024, we paid a quarterly cash dividend of $17.5 per share, or $0.24 million in the aggregate, on our then outstanding 13,729 shares of Series D Preferred Stock to Series D Preferred Stockholders of record date July 12, 2024, for the period from April 15, 2024, up to and including July 14, 2024.

On October 15, 2024, we paid a quarterly cash dividend of $20.0 per share, or $0.18 million in the aggregate, on our then outstanding 8,853 Series C Preferred Stock to Series C Preferred Stockholders of record date October 14, 2024, for the period from July 15, 2024, up to and including October 14, 2024.

On October 15, 2024, we paid a quarterly cash dividend of $17.5 per share, or $0.30 million in the aggregate, on i) our previously outstanding Series D Preferred Stock (13,641 shares) for the period from July 15, 2024 up to and including October 14, 2024, and ii) the 9,442 shares of Series D Preferred Stock issued in connection with the acquisition of m/t Zeze Start, for the period from September 11, 2024 up to and including October 14, 2024.

On January 15, 2025, we declared and paid a quarterly cash dividend of $17.5 per share, or $0.4 million in the aggregate, on our then outstanding 23,083 Series D Preferred Stock to Series D Preferred Stockholders of record date January 14, 2025, for the period from October 15, 2024, up to and including January 14, 2025.

On January 15, 2025, we paid a quarterly cash dividend of $20.0 per share, or $0.18 million in the aggregate, on our then outstanding 8,853 Series C Preferred Stock to Series C Preferred Stockholders of record date January 14, 2025, for the period from October 15, 2024, up to and including January 14, 2025.

On April 15, 2025, we declared and paid a quarterly cash dividend of $17.5 per share, or $0.4 million in the aggregate, on our then outstanding 23,083 Series D Preferred Stock to Series D Preferred Stockholders of record date April 14, 2025, for the period from January 15, 2025, up to and including April 14, 2025.

On April 15, 2025, we paid a quarterly cash dividend of $20.0 per share, or $0.2 million in the aggregate, on (i) our then outstanding 8,853 Series C Preferred Stock for the period from January 15, 2025, up to and including April 14, 2025, and (ii) the 3,332 shares of Series C Preferred Stock awarded to directors on March 12, 2025 for the period from March 12, 2025 up to and including April 14, 2025, to Series C Preferred Stockholders of record date April 14, 2025.

Exercises of Series D Preferred Stock

During 2024 holders of the Company’s Series D preferred stock unaffiliated with the Company, in accordance with the provisions and the conversion mechanism prescribed in the Series D statement of designations, exercised their right to redeem 97 Series D Preferred Stock to common stock, resulting in the issuance of 56,381 common shares. No exercises of Series D preferred stock took place during the period from January 1, 2025, to April 11, 2025. As a result of these exercises, as of April 11, 2025, we had issued and outstanding 23,083 shares of Series D Preferred Stock.

Investment in Methanol-Ready Chemical Tanker Newbuildings

On August 29, 2023, we invested in a Norwegian entity, RFSea Infrastructure II AS, that is constructing, under two separate newbuilding contracts, two 6,600 dwt methanol-ready, stainless steel chemical tankers with expected delivery dates between the fourth quarter of 2025 and the first quarter of 2026. In connection with this transaction, we committed an aggregate amount of $4.13 million, due in three equal installments of $1.38 million each. The second installment was paid in October 2024, and the last installment was paid in March 2025.

B.	Business overview

We are a global provider of shipping transportation services. We specialize in the ownership of vessels. Each of our vessels is owned through a separate wholly owned subsidiary.

As of the date of this annual report, our operating fleet consists of three Panamax dry bulk carriers with a carrying capacity of 223,546 dwt and a weighted average age of 20.3 years and one MR2 product tanker vessel with a carrying capacity of 49,999 dwt and an age of 16.1 years. Our vessels transport bulk commodities, including iron ore, coal, and grain, as well as refined petroleum products.

Our Current Fleet

The following table presents certain information concerning the vessels in our fleet, as of April 11, 2025:

Fleet Employment Profile

	Dry Bulk Vessels BUILT DWT	Gross Rate (USD/Day)	Com*	Charterers	Delivery Date to Charterers**	Redelivery Date to Owners***	Notes
				3 Panamax Bulk Carriers
1	PROTEFS	$4,150	5.00%	TONGLI SHIPPING PTE. LTD.	13-Dec-24	06-Jan-25
	2004 73,630	$1,750	5.00%		06-Jan-25	24-Jan-25
		$4,250	5.00%	PASSSPARTOUT SHIPPING LIMITED	30-Jan-25	15-Feb-25
		$3,200	5.00%	FULLINKS MARINE COMPANY LIMITED	15-Feb-25	16-Mar-25
		$6,250	5.00%	ITG SHIPPING PTE. LTD.	16-Mar-25	08-Apr-25
		$8,500	5.00%	TONGLI SHIPPING PTE. LTD.	08-Apr-25	26-Apr-25	1
2	CALIPSO	$10,150	5.00%	ASL BULK SHIPPING LIMITED	03-Sep-24	08-Jan-25
	2005 73,691	$2,850	4.75%	CARGILL INTERNATIONAL S.A.	08-Jan-25	19-Mar-25
		$9,000	5.00%	FULLINKS MARINE COMPANY LIMITED	19-Mar-25	12-Apr-25	2
3	MELIA 2005 76,225	$7,100	5.00%	CHINA RESOURCE CHARTERING LIMITED	09-Jan-25	25-May-25 - 24-Aug-25	3
				1 Capesize Bulk Carrier
4	SALT LAKE CITY 2005 171,810	$6,000	5.00%	DEYESION SHIPPING & TRADING COMPANY LIMITED	19-Dec-24	30-Jan-25	4
	Tanker Vessel BUILT DWT	Employment	Com*	Charterers	Delivery Date to Charterers**	Redelivery Date to Owners***	Notes
				1 MR2 Tanker
5	ZEZE START 2009 49,999	Spot	-	VITOL INTERNATIONAL SHIPPING PTE LTD	-	-
		$16,750	1.25%	ABU DHABI MARINE INTERNATIONALCHARTERING HOLDINGS LIMITED	16-Feb-25	17-May-25 - 15-Aug-25	5

*	Total commission percentage paid to third parties.
**	In case of newly acquired vessel with new time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
***	Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1 Redelivery date on an estimated time charter trip duration of about 18 days.
2 Redelivery date on an estimated time charter trip duration of about 24 days.
3 The charter rate will be US$3,600 per day for the first forty-four (44) days of the charter period.
4 Vessel has been sold and delivered to her new Owners on February 13, 2025.
5 The charter rate will be US$19,500 per day from the 91st day of the charter period until the actual redelivery date.

For those vessels employed in the spot market and where rates are quoted the Company has calculated the estimated rates under current specific contracted voyages. The Company gives no guarantee that these rates are correct or that the rates are sustainable beyond the duration of the current voyage. The quoted rates are not indications of future earnings, and the Company gives no assurance or guarantee of future rates after the current voyage.

Management of Our Fleet

Our business is the ownership of vessels. We are a holding company that wholly owns the subsidiaries which own the vessels that comprise our fleet. The holding company sets general overall direction for the company and interfaces with various financial markets. The commercial and technical management, except for insurance services, of our dry bulk fleet is carried out by DWM, a 50/50 joint venture between Wilhelmsen Ship Management and Diana Shipping. As regards our MR2 product tanker vessel, the commercial management is carried out by START, a related party company, whereas the technical management (including insurances) is carried out by Anglo-Eastern Shipmanagement (Singapore) Pte. Ltd, an unrelated company. In exchange for providing us with commercial and technical services, we pay these counterparties a fixed monthly management fee per vessel and a percentage of the vessels’ gross revenues. Insurance and handling of claims services, brokerage services of our dry bulk fleet and the provision of certain administrative management services of our holding company are carried out by Steamship, an affiliated company. Brokerage services relate to the purchase, sale or chartering of our vessels, brokerage services relating to the repairs and other maintenance of our vessels, and any relevant consulting services. Administrative management services may include budgeting, reporting, monitoring of bank accounts, compliance with banks, payroll services, legal and securities compliance services, and any other possible administrative management services that we require to perform our business activities. Please see “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions.”

Our Customers

Our customers include regional and international companies. During 2022, 2023 and 2024, four, three, and three of our charterers accounted for 57%, 51%, and 57%, respectively, of our revenues.

Currently, our dry bulk and product tanker vessels are employed on time charter trips with short duration. Under our time charters, the charterer typically pays us a fixed daily charter rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and canal and port charges. We remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel. Our time charters are for fixed terms and will expire in accordance with the scheduled set forth in the table above, and charter-hire is generally paid twice a month in arrears. During 2022, 2023 and 2024, we paid commissions on our dry bulk fleet of 5.0% of the total daily charter hire rate of each charter to unaffiliated ship brokers and to our managers (which excludes address commissions of 3.75 % paid directly to the charterer). During 2024, we paid commissions on our product tanker vessel ranging from 4.25%-5.50% of the total freight of each charter to unaffiliated ship brokers and to our manager (which excludes address commissions of 2.50 % paid directly to the charterer). Our time charters are subject to earlier termination in the event one of our vessels is a total or constructive loss as the result of casualty or is off hire for more than a specified period.

Following the expiration of our existing time charters, we expect to employ our fleet in time charter trips with short to medium duration, by either entering into short-term to medium-term trip time charters or spot voyages, with the exact terms depending on the vessel route, although we may employ our vessels on long-term time charters depending on market conditions. Under a voyage charter, we are responsible for both the vessel operating expenses and the voyage expenses incurred in performing the charter, while under a time charter, we are responsible for vessel operating expenses while the charterer is responsible for voyage expenses. We strategically monitor developments in the dry bulk and tanker shipping industry on a regular basis and, subject to market demand, seek to adjust the charter hire periods for our vessels according to prevailing market conditions. Currently, our vessels are employed on time charter trips/period with short to medium duration, which provides us with flexibility in responding to market developments, but in the future we may employ vessels in the spot market or on longer-term time charters. We continuously evaluate the duration of our charters and extend or reduce the charter hire periods of the vessels in our fleet according to the developments in the dry bulk and tanker shipping industry.

The Shipping Industry

The seaborne transportation industry is a vital link in international trade, with ocean going vessels representing the most efficient and often the only method of transporting large volumes of basic commodities and finished products.

Shipping demand, measured in ton-miles, is a product of (a) the amount of cargo transported in ocean going vessels, multiplied by (b) the distance over which this cargo is transported. The distance is the more variable element of the ton-mile demand equation and is determined by seaborne trading patterns, which are principally influenced by the locations of production and consumption. Seaborne trading patterns are also periodically influenced by geo-political events that divert vessels from normal trading patterns, as well as by inter-regional trading activity created by commodity supply and demand imbalances.

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

(v)
Ultramax. Ultramax is the largest class before Panamax and is the newer form of the smaller Supramax with a maximum length of 200 meters and capacity that ranges from 60,000 dwt and 66,000 dwt. This class is considered an upgrade to Supramax class as it offers a better all-around investment for Charterers and Shipowners due to its higher cargo carrying capacity and better bunker efficiency. Ultramax class bulk carriers have 5 cargo holds. are fitted with 4 cranes and usually are equipped with grabs allowing them to call more ports with no such facilities giving them more versatility.

(vi)
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

(vii)
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

The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped was 33 years in 2024, 30 years in 2023 and 32 years in 2022.

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

The Oil Tanker Industry

In broad terms, the demand for oil products traded by sea is primarily affected by global and regional economic conditions, as well as other factors such as changes in the location of productive capacity and variations in regional prices.

Demand for tankers is dictated by world oil demand and trade, which is influenced by many factors, including international economic activity; geographic changes in oil production, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States, China and India. The amount of oil shipped is primarily a function of global oil consumption, which is driven by economic activity as well as the long-term impact of oil prices on the location and related volume of oil production. Tonnage of oil shipped is also influenced by transportation alternatives (such as pipelines) and the output of refineries.

Demand cycles move broadly in line with developments in the global economy, with growth rate of demand for products slowing significantly and becoming negative in some years in the period immediately after the global economic downturn in late 2008. Thereafter, demand started recovering gradually from 2011 with general improvement in the global macro-economic environment. Low crude prices between 2015 and 2017 induced greater consumption and thereby higher seaborne trade of crude oil as well as refined products, but this growth slowed down in 2018 because of inventory drawdown in crude as well as refined products. This decline continued in 2019 on account of lower refinery runs and weaker economic growth. More recently, a steady rise in oil demand out of Asia has outweighed decreasing demand in Europe and the United States, with a notable exception for 2020 and 2021 in which years the COVID 19 epidemic dramatically reduced oil demand.

Global seaborne tanker trade grew 3.2% in 2023, driven by robust oil demand and increased chemical trade. Oil demand benefited from the post-Covid rebound in China’s oil consumption and a healthy growth in demand in developing countries of Asia and Latin America. In 2023, 3.377 million tons of crude oil, products, and vegetable oils/chemicals moved by sea, of these crude shipments constituted 2,033 million tons of cargo, 1,025 million tons of products, with the balance made up of other liquids, including vegetable oils, chemicals, and associated products.

Charter Hire Rates

Charter hire rates fluctuate by varying degrees among the various shipping sectors and size categories of the vessels. The volume and pattern of trade in a small number of commodities (major bulks) affect demand for larger vessels. Therefore, charter rates and vessel values of larger vessels often show greater volatility. Conversely, trade in a greater number of commodities (minor bulks and oil products) drives demand for smaller dry bulk vessels. Accordingly, charter rates and vessel values for those vessels are usually subject to less volatility.

Charter hire rates paid are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role. Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and the different categories. In the time charter market, rates vary depending on the length of the charter period and vessel-specific factors such as age, speed and fuel consumption.

In the voyage charter market, rates are, among other things, influenced by cargo size, commodity carried, port dues and canal transit fees, as well as commencement and termination regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates than routes with low port dues and no canals to transit. Voyages with a load port within a region that includes ports where vessels usually discharge cargo or a discharge port within a region with ports where vessels load cargo also are generally quoted at lower rates, because such voyages generally increase vessel utilization by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.

The main factors affecting vessel charter rates are primarily the supply and demand for dry bulk and tanker shipping. The shorter the charter period, the greater the vessel charter rate is affected by the current supply to demand balance and by the current phase of the market cycle (high point or low point). For longer charter periods, vessel charter rates tend to be more stable and less cyclical because the period may cover not only a particular phase of a market cycle but a full market cycle or several market cycles. Other factors affecting charter rates include the age and characteristics of the ships (fuel consumption, speed), the price of new-built and secondhand ships (buying as an alternative to chartering ships), and market conditions.

Vessel Prices

The second-hand sale and purchase markets for dry bulk and tanker vessels has traditionally been relatively liquid, with vessels changing hands between owners on a regular basis.  During 2024, dry bulk vessel values generally were lower compared to vessel values during 2023. Consistent with these trends were the market values of our dry bulk carriers. For tanker vessels, second-hand prices were relatively strong until the end of 2024, however started to decline towards the end of the year. There can be no assurance as to how long charter rates for dry bulk and tanker vessels and vessel values for these vessels will remain at their current levels or whether they will decrease or improve to any significant degree in the near future.

Competition

We operate in international markets that are highly competitive. As a general matter, competition is based primarily on the supply and demand of commodities and petroleum products and the number of vessels operating at any given time. We compete for charters, in particular, on the basis of price and vessel location, size, age and condition, as well as the acceptability of the vessel’s operator to the charterer and on our reputation. We will arrange charters for our vessels typically through the use of brokers, who negotiate the terms of the charters based on market conditions. Competition for product tankers arises primarily from other owners, including major oil companies as well as independent tanker companies. Competition within the dry-bulk sector ranges from major international producers and traders of various dry-bulk commodities to a long list of ocean freight service companies. Ownership of product tankers and especially dry-bulk carriers is highly fragmented and is divided among publicly listed companies, state-controlled owners and independent shipowners, some of which also have other types of tankers or vessels that carry diverse cargoes. Many of these competitors have substantially greater financial and other resources than we do. Although we believe that no single competitor has a dominant position in the markets in which we compete, the trend towards consolidation in the industry is creating an increasing number of global enterprises capable of competing in multiple markets, which will likely result in greater competition to us. Our competitors may be better positioned to devote greater resources to the development, promotion and employment of their businesses than we are.

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

Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syrian Human Rights Act

Section 219 of the U.S. Iran Threat Reduction and Syria Human Rights Act of 2012, or the ITRA, added new Section 13(r) to the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, requiring each SEC reporting issuer to disclose in its annual and, if applicable, quarterly reports whether it or any of its affiliates have knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran or certain designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the report.

Pursuant to Section 13(r) of the Exchange Act, we note that none of our vessels made port calls to Iran in 2024 and to the date of this annual report.

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

In 2012, the IMO’s Marine Environmental Protection Committee, or the “MEPC,” adopted a resolution amending the International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk, or the “IBC Code.” The provisions of the IBC Code are mandatory under MARPOL and the SOLAS Convention. These amendments, which entered into force in June 2014 and took effect on January 1, 2021, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. All our vessels complying have been issued new certificates accordingly.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or “PCBs”) are also prohibited. We ensure that all our vessels are currently compliant in all material respects with these regulations.

The Marine Environment Protection Committee, or “MEPC”, adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, MEPC 70 agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.5%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect March 1, 2020, with the exception of vessels fitted with exhaust gas cleaning equipment (“scrubbers”) which can carry fuel of higher sulfur content. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs as none of our vessels are fitted with scrubbers.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated five ECAs, including specified portions of the Baltic Sea area, Mediterranean Sea area, North Sea area, North American area and United States Caribbean area. The Mediterranean Sea became an ECA on May 1, 2024, and compliance obligations will begin May 1, 2025. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In July 2023, MEPC 80 announced three new ECA proposals, including the Canadian Arctic waters and the North-East Atlantic Ocean, which were adopted in draft amendments to Annex IV that will enter into force in March 2026. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

The amended Annex VI also established new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Tier III NOx standards were designed for the control of NOx produced by vessels and apply to ships that operate in the North American and U.S. Caribbean Sea ECAs with marine diesel engines installed and constructed on or after January 1, 2016. Tier III requirements could apply to additional areas designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. For the moment, this regulation relates to new building vessels and has no retroactive application to existing fleet. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

At MEPC 70, Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO used such data as part of its initial roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

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

Additionally, in 2022, MEPC amended Annex VI to impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. All ships above 400 gross tonnage must also have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP needs to include certain mandatory content. That same year, MEPC amended MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. In 2021, MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic.

MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 also revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. These amendments entered into force on May 1, 2024. In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by January 1, 2026. This review commenced at MEPC 82 in Fall 2024, and there will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.

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

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) marking, packing and classification requirements for dangerous goods, and (3) mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) provisions regarding IMO type 9 tank, (2) abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments, which came into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions. The newest edition of the IMDG Code took effect on January 1, 2024, although the changes are largely incremental.

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

The MEPC maintains guidelines for approval of ballast water treatment systems (G8). At MEPC 72, amendments were adopted to extend the date existing vessels are subject to certain ballast water standards. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. The standards have been in force since 2019, and for most ships, compliance with the D-2 standard involved installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water treatment systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). Since September 8, 2024, all ships must meet the D-2 standard. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water treatment system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments have entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort.

In July 2023, MEPC 80 approved a plan for a comprehensive review of the BWM Convention over the next three years and the corresponding development of a package of amendments to the Convention. MEPC 80 also adopted further amendments relating to Appendix II of the BWM Convention concerning the form of the Ballast Water Record Book, which are expected to enter into force in February 2025. A protocol for ballast water compliance monitoring devices and unified interpretation of the form of the BWM Convention certificate were also adopted. In March 2024, MEPC 81 adopted amendments to the BWM Convention concerning the use of Ballast Water Record Books in electronic form, which are expected to enter into force in October 2025.  Pursuant to the ongoing review, in Fall 2024, MEPC 82 approved the 2024 Guidance on ballast water record keeping and reporting and the 2024 Guidance for Administrations on the type approval process for ballast water management systems to support harmonized evaluation by Administrations.

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

The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000 (“CLC”).  Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. All of our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force.

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

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities prohibit vessels not in compliance with the ISM Code by applicable deadlines from trading in U.S. and European Union ports, respectively. As of the date of this annual report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective November 12, 2019, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,200 per gross ton or $997,100 (subject to periodic adjustment for inflation). On December 23, 2022, the USCG issued a final rule to adjust the limitation of liability under the OPA. Effective March 23, 2023, the new adjusted limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,300 per gross ton or $1,076,000 (subject to periodic adjustment for inflation).

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised as a result of political changes. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, in August 2023, the BSEE released a final Well Control Rule, which strengthens testing and performance requirements, and may affect offshore drilling operations.

In January 2021, the Biden administration issued an executive order temporarily blocking new leases for oil and gas drilling in federal waters, but ultimately, the order waw rendered ineffective by a permanent injunction issued by a Louisiana court. After being blocked by the courts, in September 2023, the Biden administration announced a scaled back offshore oil drilling plan, including just three oil lease sales in the Gulf of Mexico. In December 2024, the Biden administration also gave approval for the sales of oil and gas leases in Alaska.  On January 6, 2025, the Biden administration announced a ban on new offshore oil and gas drilling in more than 625 million acres of U.S. waters on the Atlantic and Pacific coasts and in Alaska, but Louisiana-led states and fossil fuel groups are challenging the ban. The Trump administration indicated it will attempt to revoke this ban at the beginning of his administration and also proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for oil spills, and many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. These laws may be more stringent than U.S. federal law. The Company intends to comply with all applicable state regulations in the ports where the Company’s vessels call.

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

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. On September 24, 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance, which means that the USCG must now develop corresponding regulations regarding ballast water within two years of that date. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost or may otherwise restrict our vessels from entering U.S. waters.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the EU Emissions Trading System (“EU ETS”) as part of its “Fit-for-55” legislation to reduce net greenhouse gas emissions by at least 55% by 2030. This will require shipowners to buy permits to cover these emissions. On December 18, 2022, the Environmental Council and European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances equivalent to a portion of their carbon emissions: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the ‘MRV’ on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. In January 2024, the EU ETS was extended to cover CO2 emissions from all large ships (of 5,000 gross tonnage and above) entering EU ports regardless of the flag they fly and will apply to methane and nitrous oxide emissions beginning in 2026. Shipping companies will need to buy allowances that correspond to the emissions covered by the system. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026.

The EU also adopted the FuelEU Maritime regulation, a proposal included in the “Fit-for-55” legislation. From January 1, 2025, FuelEU Maritime sets requirements on the annual average GHG intensity of energy used by ships trading within the EU or European Economic Area (EEA). This intensity is measured as GHG emissions per energy unit (gCO2e/MJ) and, in turn, GHG emissions are calculated in a well-to-wake perspective. The calculation takes into account emissions related to the extraction, cultivation, production and transportation of fuel, in addition to emissions from energy used on board the ship. The baseline for the calculation is the average well-to-wake GHG intensity of the fleet in 2020: 91.16 gCO2e/MJ. This will start at a 2% reduction in 2025, increasing to 6% in 2030, and accelerating from 2035 to reach an 80% reduction by 2050.

Compliance with the Maritime EU ETS and FuelEU maritime regulations will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s “Fit-for-55,” could also affect our financial position in terms of compliance and administration costs when they take effect.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, the Trump administration announced that the United States intends to withdraw from the Paris Agreement, and the withdrawal became effective on November 4, 2020. On January 20, 2021, the Biden administration issued an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021. In January 2025, President Trump signed an executive order to begin the withdrawal of the United States from the Paris Agreement.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reduce greenhouse gas (“GHG”) emissions and notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the ambitions. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the “levels of ambition.” In July 2023, MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which builds upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero GHG emissions from international shipping. Furthermore, the following indicative checkpoints were adopted in order to reach net zero GHG emissions from international shipping: (1) reduce the total annual GHG emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008 levels; and (2) reduce the total annual GHG emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008 levels. In March 2024, MEPC 81 further developed the goal-based marine fuel standard regulating the phased reduction of marine fuel’s GHG intensity as part of its mid-term measures.  In Fall 2024, MEPC 82 made further progress on the development of these mid-term measures, and the Committee is expected to approve amendments at MEPC 83 (Spring 2025) for adoption in October 2025.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. Under the European Climate Law, the EU committed to reduce its net greenhouse gas emissions by at least 55% by 2030 through its “Fit-for-55” legislation package. As part of this initiative, the European Union’s carbon market, EU ETS, has been extended to cover CO2 emissions from all large ships entering EU ports starting January 2024.

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

Hull & Machinery and War Risks Insurance

We maintain marine hull and machinery and war risks insurance, which cover, among other marine risks, the risk of actual or constructive total loss, for all of our vessels. Our vessels are each covered up to at least fair market value with the hull & machinery deductibles ranging to a maximum of $100,000 per vessel per incident.

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

For a discussion of our results for the year ended December 31, 2023, compared to the year ended December 31, 2022, please refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 15, 2024.

The following management’s discussion and analysis should be read in conjunction with our historical consolidated financial statements and the notes to these financial statements included in “Item 18. Financial Statements.” This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled “Risk Factors” and elsewhere in this annual report.

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

To the extent that we purchase a vessel and assume or renegotiate a related time charter, among others, we will be required to take the following steps before the vessel will be ready to commence operations:

a)	obtain the charterer’s consent to us as the new owner;

b)	obtain the charterer’s consent to a new technical manager;

c)	in some cases, obtain the charterer’s consent to a new flag for the vessel;

d)	arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;

e)	replace all hired equipment on board, such as gas cylinders and communication equipment;

f)	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

g)	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

h)	implement a new planned maintenance program for the vessel; and

i)	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is mainly comprised of the following elements:

a)	acquisition and disposition of vessels;

b)	employment and operation of our vessels; and

c)	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

The employment and operation of our vessels mainly require the following components:

a)	vessel maintenance and repairs;

b)	crew selection and training;

c)	vessel spares and stores supply;

d)	contingency response planning;

e)	onboard safety procedures auditing;

f)	accounting;

g)	vessel insurance arrangements;

h)	vessel chartering;

i)	vessel security training and security response plans (ISPS);

j)	performing an ISM audit and obtaining ISM certification for each vessel after taking over a vessel;

k)	vessel hiring management;

l)	vessel surveying; and

m)	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels mainly requires the following components:

•	management of our financial resources, including banking relationships;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

a)	charter rates and charter periods;

b)	levels of vessel operating expenses;

c)	depreciation expenses;

d)	capital expenditures, dry-docking and special survey costs;

e)	financing costs, if any;

f)	geopolitical conditions such as the conflicts in Ukraine and the Middle East;

g)	inflation; and

h)	fluctuations in foreign exchange rates.

A.	Operating results

We charter our vessels to customers pursuant to time charter trips and time charter voyages with short to medium duration, although we may also charter our vessels in the spot market and on longer-term time charters.

Factors Affecting Our Results of Operations

Our results of operations are affected by numerous factors. The principal factors that have impacted the business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact our business are the following:

Vessel Revenues

Vessel revenues were historically primarily generated from time charters. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and other compensation costs related to the charter contracts (such as ballast positioning compensation, holds cleaning compensation, etc.) and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. However, our voyage results may be affected by differences in bunker prices as we may incur gain/loss on bunkers when the cost of the bunker fuel sold to the new charterer is greater or less than the cost of the bunker fuel acquired. Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the daily charter hire rates that our vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of our charters;

•	our decisions relating to vessel acquisitions and disposals;

•	the amount of time that we spend positioning our vessels;

•	the amount of time that our vessels spend in undergoing drydock and/or special survey repairs;

•	maintenance and upgrade work;

•	the age, condition and specifications of our vessels; and

•	levels of supply and demand in the dry bulk and tanker shipping industry;

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time but can yield lower profit margins than vessels operating in the spot time or voyage charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on period charters, future spot charter rates may be higher or lower than the rates at which we have employed our vessels on period charters. Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor their obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Voyage Expenses

We incur voyage expenses that primarily consist of commissions and any gains or losses related to bunker prices as all our vessels are usually employed under time charters that require the charterer to bear voyage expenses such as bunkers (fuel oil), port and canal charges. Although the charterer bears the cost of bunkers, our voyage expenses may be affected by differences in bunker prices, and we may record a gain or a loss deriving from such price differences as well as bunker consumption costs during periods when our vessels are repositioning, off-hire or idle. When a vessel is delivered to a charterer, bunkers are purchased by the charterer and sold back to us on the redelivery of the vessel. Bunkers’ gain, or loss, results when a vessel is redelivered by her charterer and delivered to the next charterer at different bunker prices, or quantities. We pay commissions on each charter to one or more unaffiliated ship brokers for arranging our charters. In addition, we pay commissions to DWM, Steamship and START for the provision of management, brokerage and commercial services, pursuant to the terms of our management, brokerage and commercial management agreements (see also “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions”.)

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

Vessel Depreciation

The cost of our vessels is depreciated on a straight-line basis over the estimated useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated salvage value. We estimate the useful life of our dry bulk and tanker vessels to be 25 years from the date of initial delivery from the shipyard, which we believe is common in the dry bulk and tanker shipping industry. Furthermore, we estimate the salvage values of our vessels based on historical average prices of the cost of the light-weight ton of vessels being scrapped, which we believe is common in the shipping industry. In 2023, we identified that the estimated scrap rate used for the determination of annual depreciation was not in line with the current average prices of the cost of the light-weight ton of vessels being scrapped, which we believe is common in the shipping industry. In 2023, we identified that the estimated scrap rate used for the determination of annual depreciation was not in line with the current average historical rate and as such, the estimated scrap rate was revised from $250 per lightweight ton to $400 per lightweight ton. For 2024 and 2023, this increase in the vessels’ salvage value has reduced depreciation and net loss by approximately $1.54 million and $0.92 million, respectively. A decrease in the useful life of a vessel or in its salvage value would have the effect of increasing the annual depreciation charge. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted at the date such regulations are adopted.

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

Consolidated Results of Operations

(in millions of U.S. dollars) except for share and per share data	For the year ended December 31, 2024	For the year ended December 31, 2023
Results of Operations
Vessel revenues, net	$25.70	$18.96
Voyage expenses	(3.71)	(1.94)
Vessel operating expenses	(12.49)	(10.42)
Depreciation and amortization of deferred charges	(7.20)	(7.67)
Impairment loss	(6.12)	-
General and administrative expenses	(6.21)	(5.28)
Support agreement costs	(6.75)	-
Management fees	(1.34)	(1.24)
Changes in fair value of warrants’ liability	-	6.22
Finance costs	(0.11)	(0.91)
Interest income	0.31	0.50
Net loss and comprehensive loss	(17.86)	(1.98)
Net loss and comprehensive loss attributable to common stockholders	$(19.73)	$(6.71)
Loss per share, basic	(2.64)	(2.02)
Loss per share, diluted	(2.64)	(3.83)
Weighted average number of common shares, basic	7,465,136	3,315,519
Weighted average number of common shares, diluted	7,465,136	3,372,207

Year ended December 31, 2024, compared to the year ended December 31, 2023

Vessel Revenues. Vessel revenues increased by $6.74 million, to $25.70 million in the year ended December 31, 2024, from $18.96 million in the year ended December 31, 2023, mainly due to (i) the increase in our average time charter rates as a result of the overall stronger capesize market conditions during the year ended December 31, 2024, and (ii) the increase in our Operating days to 1,747 in 2024 from 1,691 in 2023, due to the increased size of our fleet.

Voyage Expenses. Voyage expenses increased by $1.77 million, to $3.71 million in the year ended December 31, 2024, compared to $1.94 million in the year ended December 31, 2023, mainly due to (i) the increase in commissions as a result of the increase in vessel revenues, and (ii) the increase in bunker losses primarily arising from bunkers costs of our newly acquired MR2 product tanker vessel that was engaged in voyage charters and underwent dry dock repairs during 2024, as well at the price differences in the cost of bunker fuel paid by the Company to the previous charterers on vessel re-delivery and the bunker fuel sold to the new charterers on same vessel delivery under certain of our dry bulk vessel time charters.

Vessel Operating Expenses. Vessel operating expenses increased by $2.07 million, to $12.49 million in the year ended December 31, 2024, from $10.42 million in the year ended December 31, 2023, mainly due to the increased ownership days related to the increased average size of our fleet, as well as the increased repair, spares and stores costs for certain of our vessels.

Depreciation and amortization of deferred charges. Depreciation and amortization of deferred charges decreased by $0.47 million, to $7.20 million in the year ended December 31, 2024, compared to $7.67 million in the year ended December 31, 2023, due to the $1.11 million decrease in depreciation expense following (i) the change in the estimated scrap rates of our vessels from $250 per lightweight ton to $400, effective July 1, 2023, and, (ii) the classification of the M/V Baltimore as current asset held for sale, partially offset by the increase in our ownership days for which depreciation expense is calculated. Such decrease was further offset by the $0.64 million increase in deferred dry-docking amortization costs due to four vessels incurring deferred amortization costs during the year ended December 31, 2024, versus three vessels during the year ended December 31, 2023. As of December 31, 2024, the M/V Melia was also undergoing dry dock repairs.

Impairment loss. Impairment loss in the year ended December 31, 2024 amounted to $6.12 million and related to (i) the aggregate $5.03 million impairment recorded as of December 31, 2024 on the M/V Melia and the M/T Zeze Start whose carrying value was written down to their market value and (ii) the $1.08 million impairment charges recorded following the classification of the M/V Baltimore as current asset held for sale, which was measured at its fair value (agreed sale price) less estimated costs to sell. No impairment loss was recognized during the year ended December 31, 2023.

General and Administrative Expenses. General and administrative expenses increased by $0.93 million, to $6.21 million during the year ended December 31, 2024, compared to $5.28 million during the year ended December 31, 2023. This increase is mainly attributed to additional expenses incurred by the Company related to compensation cost of restricted convertible Series C preferred stock awards in effect under the 2021 Equity Incentive Plan, as amended and restated, and increased insurance costs.

Support agreement costs. Support agreement costs in the year ended December 31, 2024, related to the Support Agreement that we entered into on May 17, 2024, with Sphinx which provided for a payment of $6.75 million in exchange for Sphinx’s support and for the reimbursement of certain of its out of pocket and other expenses.

Management fees. Management fees increased by $0.1 million, to $1.34 million in the year ended December 31, 2024, compared to $1.24 million in the year ended December 31, 2023. This variation was mainly due to the increase in the size of our fleet year over year and the resulting increase in our Ownership days. Management fees paid for each year were in accordance with the terms of the management agreements then in place.

Changes in fair value of warrants’ liability. The $6.22 million gain from changes in the fair value of warrant liability during the year ended December 31, 2023, resulted from (i) the change in the fair value of the liability for the outstanding during the year private placement warrants as compared to the fair value that those warrants were initially measured, and (ii) the fair value changes from initial measurement date to the various settlement dates for those private placement warrants. The private placement warrants were fully exercised during the year ended December 31, 2023, whereas there was no such transaction in the year ended December 31, 2024.

Finance costs. Finance costs of $0.11 million for the year ended December 31, 2024 related to the interest charged by the M/T Zeze Start sellers on the outstanding purchase price for the period from September 9, 2024 (delivery of the vessel to the Company) until November 19, 2024 (full purchase price repayment) in accordance with the terms of the memorandum of agreement. The $0.91 million finance costs incurred during the year ended December 31, 2023, represent the pro rata portion of the aggregate fees and costs incurred in the registered direct offering and the private placement of February 2023 allocated to the private placement warrants liability at their issuance date that were expensed as incurred as of such date.

Interest income. Interest income decreased by $0.19 million, to $0.31 million in the year ended December 31, 2024, compared to $0.50 million in the year ended December 31, 2023. The amount relates solely to interest earned from time deposits.

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

Finally, trade tariffs from the new US administration could pose risks for dry bulk and tanker vessels. The administration’s tariffs could lead to higher import costs and trade imbalances. These tariffs may affect shipping volumes, routes, and demand patterns, potentially impacting the dry bulk and tanker market. We may need to adjust our operational strategies to navigate these changes.

B.	Liquidity and Capital Resources

We have historically financed our capital requirements with cash flow from operations and proceeds from equity offerings. Our operating cash flow is generated from charters on our vessels, through our subsidiaries. Our main uses of funds have been capital expenditures for the acquisition of new vessels and the funding of our chemical tankers’ investment, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards and dry-dock surveys, and payments of preferred stock dividends.

As of December 31, 2024, our contractual obligations related to (i) our Series C and Series D preferred shares dividends and (ii) our investment in the construction of two chemical tankers which was paid in March 2025. Since January 1, 2025, and up to the date of this annual report, we paid cash dividends on our Series C and D preferred holders as of record date April 14, 2025, amounting to $1.19 million in the aggregate and settled the last installment of $1.38 million regarding our chemical tankers’ investment, which amounts were funded through available cash (see also “Item 4. Information on the Company-A. History and Development of the Company-”).

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

We will require capital to fund ongoing operations, vessel improvements to meet requirements under new regulations and the payment of dividends on our Series C and Series D preferred stock. We intend to finance our future growth through a combination of cash generated from operations, proceeds from equity offerings, borrowings from debt transactions, as well as funds from the sale of M/V Salt Lake City in February 2025, as deemed appropriate by our management and board of directors.

As at December 31, 2024 and 2023, working capital, which is current assets minus current liabilities, amounted to $9.02 million and $17.76 million, respectively.

Management monitors the Company’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements. We anticipate that our primary sources of funds for at least twelve months from the date of this report will be available cash, internally generated cash flows from our anticipated revenues and equity offering proceeds. We believe that our working capital and these anticipated sources of funds, as well as our ability to access the equity capital markets if needed, will be sufficient to meet our liquidity needs for at least twelve months from the date of this annual report.

Cash Flows

Cash and cash equivalents as of December 31, 2024, and 2023 was $7.16 million and $14.84 million, respectively. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of around three months or less to be cash equivalents. Cash and cash equivalents are held in U.S. dollars.

Net Cash (Used in)/Provided by Operating Activities

Net cash used in operating activities in 2024, amounted to $3.53 million compared to net cash provided by operating activities of $0.82 million in 2023, representing a decrease of $4.35 million. This decrease in cash from operating activities was attributable to the decrease in net income after adjusting for non-cash items during 2024 by $3.99 million compared to 2023, and the increase of $0.36 million in working capital outflows.

Net Cash Used in Investing Activities

Net cash used in investing activities during 2024 amounted to $2.52 million and represents payments of (i) $18.91 million being the cash consideration of the purchase price and other minor predelivery costs regarding the acquisition of the M/T Zeze Start in July 2024, in accordance with the terms of the relevant Memorandum of Agreement, and (ii) $1.38 million regarding the second instalment in connection with the chemical tankers investment, which were partially offset by the $17.77 million relating to net cash proceeds from the sale of the M/V Baltimore in November 2024. Net cash used in investing activities in 2023 amounted to $6.01 million and represents payments of (i) $4.00 million being the cash consideration of the purchase price regarding the acquisition of the M/V Melia in February 2023, in accordance with the terms of the relevant Memorandum of Agreement, (ii) $1.64 million regarding the first instalment and other transactions costs in connection with the chemical tankers investment, and (iii) $0.37 million relating to vessel improvement costs.

Net Cash (Used in)/Provided by Financing Activities

Net cash used in financing activities in 2024 amounted to $1.64 million and consisted of dividends paid to Series C and Series D preferred holders.

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

Our results of operations depend primarily on the charter hire rates that we are able to realize, and the demand for dry bulk and product tanker vessel services.

The volatility in charter rates in the dry bulk and product tanker market reflects in part the supply of dry bulk and product tanker vessels and the number of newbuilding vessels on order. Demand for dry bulk and product tanker vessel services is influenced by global financial conditions. Global financial markets and economic conditions have been, and continue to be, volatile. Our revenues and results of operations in 2025 will be subject to demand for our services, the level of inflation, market disruptions and interest rates. Demand for our dry bulk and product tanker oceangoing vessels is dependent upon economic growth in the world’s economies, seasonal and regional changes in demand and changes to the capacity of the global dry bulk sand product tanker fleet and the sources and supply for dry bulk and product tanker cargo transported by sea. Continued adverse economic, political or social conditions or other developments could further negatively impact charter rates and therefore have a material adverse effect on our business and results of operations.

We believe that the important measures for analyzing trends in our results of operations consist of the following:

	For the year ended December 31, 2024	For the year ended December 31, 2023
Fleet Data:
Average number of vessels (1)	5.2	4.9
Number of vessels at year-end	5.0	5.0
Weighted average age of vessels at year-end (in years)	19.3	18.8
Ownership days (2)	1,901	1,787
Available days (3)	1,805	1,707
Operating days (4)	1,747	1,691
Fleet utilization (5)	96.8%	99.1%

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

Amounts in the tables below are in U.S dollars	For the year ended December 31, 2024	For the year ended December 31, 2023
Average Daily Results:
Time charter equivalent (TCE) rate (6)	$12,184	$9,969
Daily vessel operating expenses (7)	6,568	5,832

(6)
Time charter equivalent rates, or TCE rates, are defined as our time charter and voyage revenues, less voyage expenses during a period divided by the number of our Available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE rate is a non-GAAP measure, and management believes it is useful to investors because it is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts. The following table reflects the calculation of our TCE rates for the periods presented.

(7)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Amounts in the tables below are in thousands of U.S dollars except for Available days and TCE rate	For the year ended December 31, 2024	For the year ended December 31, 2023
Vessel revenues	$25,702	$18,957
Less: voyage expenses	(3,710)	(1,940)
Time charter equivalent (TCE) revenues	$21,992	$17,017

Available days	1,805	1,707
Time charter equivalent (TCE) rate	$12,184	$9,969

E.	Critical Accounting Estimates

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

Impairment of Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances (such as market conditions, obsolesce or damage to the asset, potential sales and other business plans) indicate that the carrying amount of an asset may not be recoverable. When the estimate of undiscounted projected net operating cash flows, expected to be generated by the use of an asset over its remaining useful life and its eventual disposition is less than its carrying amount plus unamortized dry-docking costs, the Company evaluates the asset for impairment loss. Measurement of the impairment loss is based on the fair value of the asset, determined mainly by third party valuations. The current conditions in the dry bulk and tanker sector with decreased charter rates and decreased vessel market values are conditions that the Company considers indicators of a potential impairment. In developing estimates of future undiscounted projected net operating cash flows, the Company makes assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to future charter rates for the unfixed days and future fleet utilization rate. Other assumptions used, are charter rates calculated for the fixed days using the fixed charter rate of each vessel from existing time charters; the expected outflows for scheduled vessels’ maintenance; vessel operating expenses; estimated remaining useful life of each vessel and the vessels’ residual value if sold for scrap. The assumptions used to develop estimates of future undiscounted projected net operating cash flows are based on historical trends as well as future expectations, employment prospects under the then current market conditions and vessels’ age. In particular, for the unfixed days, the Company uses the most recent ten-year average of historical market charter rates available for each type of vessel over the remaining estimated life of each vessel, net of commissions. Historical ten-year average market charter rates are in line with the Company’s overall chartering strategy, they reflect the full operating history of vessels of the same type and particulars with the Company’s operating fleet and they cover at least a full business cycle, where applicable. In addition, for 2024, the effective fleet utilization is assumed to 98% in the Company’s exercise for our dry bulk vessels and 97% for our product tanker vessel, in line with the Company’s historical performance and its expectations for future fleet utilization under its fleet employment strategy, which is additionally affected with the period(s) each vessel is expected to undergo its scheduled dry-docking and/or special survey maintenance works. This calculation is then compared with the vessels’ net book value plus unamortized dry-docking and special survey costs. The difference between the carrying amount of the vessel plus unamortized dry-docking and special survey costs and their fair value is recognized in the Company’s accounts as impairment loss.

The review of the carrying amounts in connection with the estimated recoverable amount of our vessels as of December 31, 2024, resulted in an impairment loss of $5.03 million in two of our vessels. In addition, an impairment loss of $1.09 million was recorded during 2024, as a result of the classification of the M/V Baltimore as current asset held for sale in April 2024. No impairment loss was identified or recorded during the year ended December 31, 2023. According to our assessment, the carrying value plus unamortized dry-docking and special survey costs, if any, of vessels for which impairment indicators existed but no impairment was recorded as at December 31, 2024 and 2023, was $20.1 and $73.1 million, respectively.

Historically, the market values of vessels have experienced volatility, which from time to time may be substantial. As a result, the charter-free market value of certain of our vessels may have declined below those vessels’ carrying value plus unamortized dry-docking and special survey costs, even though we would not impair those vessels’ carrying value under our accounting impairment policy. Based on: (i) the carrying value plus unamortized dry-docking and special survey costs of each of our vessels as of December 31, 2024 and 2023 and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2024 and 2023, the aggregate carrying value of four and five of the vessels in our fleet as of December 31, 2024 and 2023, respectively, exceeded their aggregate charter-free market value by approximately $2.7 million and $13.1 million, respectively, as noted in the table below. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to further increase our loss if we sold all of such vessels at December 31, 2024 and 2023, on a charter-free basis, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy. For purposes of this calculation, we have assumed that these vessels, would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2024, and 2023.

Vessels	Dwt	Year Built	Carrying value plus unamortized dry dock cost (in millions of US Dollars)
(In millions of USD)			2024		2023

1. Protefs	73,630	2004	$10.1	*	$11.4	*
2. Calipso	73,691	2005	$10.0	*	$11.2	*
3. Salt Lake City***	171,810	2005	$16.6		$18.4	*
4. Baltimore**	177,243	2005	$-		$19.4	*
5. Melia	76,225	2005	$10.3		$12.7	*
6. Zeze Start	49,999	2009	$25.4		$-
Total			$72.4		$73.1

*
Indicates vessels for which we believe, as of December 31, 2024, and 2023, the charter-free market value was lower than the vessel’s carrying value plus unamortized dry-docking and special survey costs. We believe that the aggregate carrying value plus unamortized dry-docking and special survey costs of these vessels exceeded their aggregate charter-free market value by approximately $2.7 million and $13.1 million, respectively.

**	Vessel sold on November 19, 2024.

***	Vessel sold on February 13, 2025.

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

Our impairment test exercise is sensitive to variances in the time charter rates and utilization rates. Our current analysis, which also involved a sensitivity analysis by assigning possible alternative values to these significant inputs, indicated that time charter rates and utilization would need to be reduced by 8.4% to 31.5% to result in impairment of individual non-impaired long-lived assets with indication of impairment as of December 31, 2024. In particular, a minimum decrease of 8.6% in the time charter rates for the unfixed days as shown in detail in the table below and a minimum fleet utilization rate of 89.8% used instead in our impairment test exercise would result in $1.55 million impairment charge for one of our vessels. However, there can be no assurance as to how long charter rates and vessel values will remain at their current levels. If charter rates decrease and remain depressed for some time, it could adversely affect our revenue and profitability and future assessments of vessel impairment.

A comparison of the average estimated daily time charter equivalent rate used in our impairment analysis with the average “break-even rate” for each major class of non-impaired as of December 31, 2024 vessels is presented below:

	Average estimated daily time charter equivalent rate used	Average break-even rate*

Panamax	$13,250	$12,157
Capesize	$16,632	$11,386

*	Excludes impaired vessels as of December 31, 2024

Additionally, the use of the 1-year, 3-year and 5-year average blended rates would not have any effect on the Company’s impairment analysis for the remaining non impaired as of December 31, 2024, vessels, and as such on the Company’s results of operations:

	1-year (period)	Impairment charge in USD million	3-years (period)	Impairment charge in USD million	5-years (period)	Impairment charge in USD Million
Panamax	$14,145	$-	$15,958	$-	$16,715	$-
Capesize	$25,651	$-	$20,024	$-	$20,867	$-

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

On February 21, 2024, our Board of Directors approved the award and grant of 3,332 shares of Series C Preferred Stock to our directors, pursuant to the Company’s amended and restated equity incentive plan, for a fair value of $2.8 million, to vest over a service period of two years. The fair value of the Series C Preferred Stock was determined based on a valuation obtained by an independent third party for the purposes of the transaction. The fair value of the above equity instrument issued by the Company were based as of the measurement date on the present values of the future cash outflows derived from the dividends payable assuming the instruments are held in perpetuity. In determining the fair value of the 2024 restricted stock awards, the Company applied a discount factor of 9.3%, determined based on the Company’s estimated weighted average cost of capital comprising of (i) risk-free rate of 4.25%, (ii) representative beta of 0.81 and (iii) equity market average return of 10.5%. The fair value of the instruments is sensitive to changes in the discount factor applied.
On April 25, 2024, the M/V Baltimore was classified as vessel held for sale and was measured at a fair value of $18.25 million, less costs to sell, by reference to its agreed sale price as per the memorandum of agreement terms less estimated costs.

On September 9, 2024, the Company accounted for the M/T Zeze Start acquisition at a fair value of $27.5 million based on a valuation provided by an independent third-party broker.

As of December 31, 2024, following the Company’s exercise, the M/V Melia and M/T Zeze Start were impaired to their fair values at that time, amounting to $10.36 million and $25.38 million, respectively, by making use of available market data.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. Our Board of Directors consists of seven members that will be elected annually on a staggered basis, and each director elected will hold office for a three-year term and until his or her successor is elected and has qualified, except in the event of such director’s death, resignation, removal or the earlier termination of his or her term of office. Officers are appointed from time to time by our board of directors and hold office until a successor is appointed or their employment is terminated.

Name	Age	Position
Semiramis Paliou	50	Class I Director and Chairperson
Robert Perri	52	Chief Executive Officer
Vasiliki Plousaki	39	Chief Financial Officer
Ioannis Zafirakis	53	Class III Director
Eleftherios Papatrifon	55	Class II Director
Styliani Alexandra Sougioultzoglou	51	Class I Director
Grigorios-Filippos Psaltis	50	Class II Director
Nikolaos Veraros	54	Class III Director
Alexios Chrysochoidis	51	Class I Director
Margarita Veniou	46	Chief Corporate Development and Governance Officer and Secretary

The term of our Class I directors expires in 2025, the term of our Class II directors expires in 2026 and the term of our Class III directors expires in 2027. The business address of each officer and director is the address of our principal executive offices, which are located at Pendelis 26, 175 64 Palaio Faliro, Athens, Greece.

Biographical information with respect to each of our directors and executive officers is set forth below.

Semiramis Paliou has served as a Director since April 2021. Mrs. Paliou is the Chairperson of the Board of Directors and of the Executive Committee of the Company since November 2021. Mrs. Paliou has served as a Director of Diana Shipping Inc. since March 2015. She has also served as Chief Executive Officer, Chairperson of the Executive Committee and a member of the Sustainability Committee of Diana Shipping Inc. since March 1, 2021. She previously served as Deputy Chief Executive Officer of Diana Shipping Inc. from October 2019 until February 2021. Mrs. Paliou also served as member of the Executive Committee and the Chief Operating Officer of Diana Shipping Inc. from August 2018 until February 2021. Mrs. Paliou also serves as Chief Executive Officer of Diana Shipping Services S.A. From November 2018 to February 2020 Mrs. Paliou also served as Chief Operating Officer of Performance Shipping Inc. Mrs. Paliou has over 20 years of experience in shipping operations, technical management and crewing. Mrs. Paliou began her career at Lloyd’s Register of Shipping from 1996 to 1998 as a trainee ship surveyor. She was then employed by Diana Shipping Agencies S.A. From 2007 to 2010 she was employed as a Director and President of Alpha Sigma Shipping Corp. From February 2010 to November 2015, she was the Head of the Operations, Technical and Crew department of Diana Shipping Services S.A. From November 2015 to October 2016, she served as Vice- President of the same company. From November 2016 to the end of July 2018, she served as Managing Director and Head of the Technical, Operations, Crew and Supply department of Unitized Ocean Transport Limited. Ms. Paliou obtained her BSc in Mechanical Engineering from Imperial College, London and her MSc in Naval Architecture from University College, London. Ms. Paliou completed courses in “Finance for Senior Executives” and in “Authentic Leader Development” and a certificate program on “Sustainable Business Strategy” all at Harvard Business School. She is the daughter of Simeon Palios, the Chairman of Diana Shipping Inc., and is Vice-Chairperson of the Greek committee of Det Norske Veritas, a member of the Greek committee of Nippon Kaiji Kyokai and a member of the Greek committee of Bureau Veritas. Since March 2018, Ms. Paliou has served on the board of directors of the Hellenic Marine Environment Protection Association (HELMEPA) and serves as the Chairperson since June 2020. As of July 2023, she serves as Chairperson of INTERMEPA. She previously served as Vice-Chairperson of INTERMEPA from July 2021 until July 2023. Also, she is a member of the board of directors of the UK P&I Club since November 2020, as of February 2022 member of the Union of Greek Shipowners and as of April 2022 member of the Global Maritime Forum.

Robert Perri has served as the Chief Executive Officer of the Company since February 2023. From June 2021 to December 2022, Mr. Perri worked in the Finance Department of Costamare Inc. From November 2016 to June 2021, Mr. Perri was the Chief Financial Officer of TMS Cardiff Gas, Ltd. Mr. Perri has served as a Director of Kalon Acquisition Group since 2019. Mr. Perri has over 28 years of experience in the maritime transportation and finance sectors and has held various senior management positions for both public and private shipping companies and financial institutions, including ten years in equity research for several investment banks covering various industries including shipping, technology and IT services. Mr. Perri is a member of the Chartered Financial Analyst (CFA) Institute and a CFA charterholder. Mr. Perri received his Bachelor of Science degree in Accounting and Finance from Drexel University in 1995 and received his MBA with a focus on finance and banking from SDA Bocconi in 1999.

Ioannis Zafirakis has served as a Director of the Company since April 2021. He has also served as the Company’s President, Secretary and Interim Chief Financial Officer from November 2021 to April 2023. Mr. Zafirakis is also member of the Executive Committee of the Company. He has served as a Director of Diana Shipping Inc. from February 2005. He has also been the Co-Chief Financial Officer since January 2025, having previously served as Diana Shipping Inc.’s Chief Financial Officer from February 2020 (Interim Chief Financial Officer until February 2021). In addition, he has held the role of Treasurer since February 2020 and he is also the Chief Strategy Officer of Diana Shipping Inc. Mr. Zafirakis is also member of the Executive Committee of Diana Shipping Inc. He   has held various executive positions such as Chief Operating Officer, Executive Vice-President and Vice-President. In addition, Mr. Zafirakis has served as the Chief Strategy Officer and Co-Chief Financial Officer of Diana Shipping Services S.A. since January 2025. Prior to this, he was Diana Shipping Services S.A, Chief Financial Officer from March 2020 (Interim Financial Officer until February 2021) and continues to hold the positions of Director and Treasurer. From June 1997 to February 2005, Mr. Zafirakis was employed by Diana Shipping Agencies S.A., where he held a number of positions in finance and accounting. From January 2010 to February 2020, he also served as Director and Secretary of Performance Shipping Inc. (ex. Diana Containerships Inc.) (NASDAQ: PSHG), where he held various executive positions such as Chief Operating Officer and Chief Strategy Officer. Mr Zafirakis, currently also acts as Director, President, Secretary and Treasurer for Sea Transportation Inc. Mr. Zafirakis is a member of the Business Advisory Committee of the Shipping Programs of ALBA Graduate Business School at The American College of Greece. In 2024, Mr. Zafirakis attended and completed the Advanced Management Programme at INSEAD Business School in Singapore. Mr. Zafirakis has also obtained a certificate in “Blockchain Economics: An Introduction to Cryptocurrencies” from Panteion University of Social and Political Sciences in Greece. He holds a bachelor’s degree in business studies from City University Business School in London and a master’s degree in International Transport from the University of Wales in Cardiff.

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

Margarita Veniou has served as the Chief Corporate Development and Governance Officer of the Company since November 2021 and also served as the Secretary of the Company since April 2023 and she has been responsible for the implementation and supervision of the general corporate matters, including the development of our strategic plans. Ms. Veniou also serves` as the Chief Corporate Development, Governance & Communications Officer of Diana Shipping Inc. (NYSE:DSX) and the Corporate Development, Governance & Communications Manager of Diana Shipping Services S.A., a ship management company, since July 2022. From September 2004 to June 2022, she has worked for the same companies holding various positions as Associate, Officer, and Manager in the fields of corporate planning and governance. Ms. Veniou held the position of Corporate Planning & Governance Officer from January 2010 to February 2020 in Performance Shipping Inc. (ex. Diana Containerships Inc.) (NASDAQ: PSHG), a US-listed company. She is also the General Manager of Steamship Shipbroking Enterprises Inc. since April 2014. She is a member of WISTA Hellas, holds a bachelor΄s degree in Maritime Studies and a masters degree in Maritime Economics & Policy from the University of Piraeus. She completed the “Sustainability Leadership and Corporate Responsibility” program at  London Business School. She has obtained Certification in Shipping Derivatives from Athens University of Economics and Business. Ms. Veniou is also an ISO 14001 certified by Lloyd’s Register.

Styliani Alexandra Sougioultzoglou has served as a Director of the Company since November 29, 2021. She is member of the Compensation Committee of the Company. Since October 2019, Ms. Sougioultzoglou has managed the Centre of Entrepreneurship and Innovation of the Municipality of Athens, where she has been involved in numerous green entrepreneurship projects as well as EU-funded tech initiatives that assist young entrepreneurs and has managed the Centre’s international relations. Furthermore, she has been curating multiple cultural events at Technopolis City of Athens. She is the fourth generation of a shipping family that has owned and operated dry cargo and passenger vessels. She has been a Director of the Human Resources department of Estamar Shipmanagement Company, owners/operators of dry cargo vessels. Ms. Sougioultzoglou graduated from the London School of Economics and Political Science with a degree in International Relations & History.

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

Aggregate executive compensation (including amounts paid to Steamship Shipbroking Enterprises Inc.) for 2024 was $3.06 million. Since November 2021, the services of our officers have been provided by Steamship Shipbroking Enterprises Inc., a related party to the company, pursuant to the agreements described in “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions”. We consider part of these fees under these agreements to constitute the compensation paid to our executives.

All directors receive annual compensation in the amount of $30,000 plus reimbursement of out-of-pocket expenses. In addition, each director serving as chairman of a committee, other than the executive committee, receives additional annual compensation of $20,000, plus reimbursement for out-of-pocket expenses. Each director serving as member of a committee, other than the executive committee, receives additional annual compensation of $10,000, plus reimbursement for out-of-pocket expenses. For 2024, fees and expenses of our directors amounted to $0.27 million.

We do not have a retirement plan for our officers or directors.

Equity Incentive Plan

Our board of directors has approved, and the Company has adopted the 2021 Equity Incentive Plan, as amended and restated, pursuant to which the Company may issue up to 2,000,000 common shares, all of which remain available for issuance and 25,000 Series C Preferred Shares, of which 13,022 remain available to be granted as of April 11, 2025.

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

During 2024 and up to the date of this annual report, our Board of Directors awarded 3,332 in 2024 and 3,332 in 2025 of our Series C Preferred Shares to our directors, pursuant to our 2021 Equity Incentive Plan, as amended and restated, as an annual incentive bonus. All restricted shares vest ratably over two years from their grant date. The restricted shares are subject to forfeiture until they become vested. Unless they forfeit, grantees have the right to receive and retain all dividends paid and to exercise all other rights, powers and privileges of a holder of shares.

In 2024, non-cash compensation costs under our restricted stock awards amounted to $2.78 million.

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

We have no employees, but we pay Steamship for the services of our officers. DWM is responsible for identifying the appropriate officers and seamen mainly through crewing agencies. The crewing agencies handle each seaman’s training, travel and payroll. DWM ensures that all our seamen have the qualifications and licenses required to comply with international regulations and shipping conventions. As of December 31, 2024, 2023, and 2022, 87, 106, and 86 seafarers, respectively, were employed by our vessel-owning subsidiaries.

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

The following table sets forth information regarding ownership of our common stock as of April 11, 2025 who we know to beneficially own more than five percent of our outstanding common shares, and our executive officers and directors. All of our stockholders listed in this table, are entitled to one vote for each common share held.

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

	Shares Beneficially Owned
Identity of person or group	Number	Percentage*
Diana Shipping Inc. (1)	3,924,119	49.00%
Semiramis Paliou (2)(3)(4)	19,083,187	71.77%
Ioannis Zafirakis (2)(3)	5,729,069	43.29%
Eleftherios Papatrifon (2)(3)	2,834,730	27.35%
Anamar Investments Inc. (5)	2,623,059	14.99%
Coronis Investments Inc. (6)	2,623,059	14.99%
Taracan Investments S.A (7)	2,226,452	14.99%
Sphinx Investment Corp. (8)	1,050,505	14.00%
Nikolaos Veraros (3)	465,702	5.84%
Grigorios-Filippos Psaltis (3)	311,795	3.99%
Alexios Chrysochoidis (3)	293,220	3.76%
Styliani Alexandra Sougioultzoglou (3)	354,252	4.51%

*	Based on 7,504,982 common shares outstanding as of April 11, 2025.

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

(2)
Semiramis Paliou, Ioannis Zafirakis and Eleftherios Papatrifon may be deemed to have beneficial ownership of common shares through their ownership of Series C and D Preferred Stock which may be converted into common shares at a conversion price equal to the 10-day trailing VWAP of common shares subject to certain adjustments. The above ownership reflects the number of common shares into which such Series C and Series D Preferred Stock may be converted at an assumed 10-day trailing VWAP of $0.7537 as of the closing date of April 11, 2025.

(3)
On April 15, 2022, March 7, 2023, February 21, 2024, and March 12, 2025, our Board of Directors approved the award of 1,982, 3,332, 3,332, and 3,332 shares, respectively, of our Series C Preferred Stock to our directors, pursuant to our 2021 Equity Incentive Plan, as amended and restated, of which 6,980 have been vested as of April 11, 2025. The information in the table above does not include the common shares into which the unvested shares of Series C Preferred Stock under these awards may be converted. The 4,998 unvested Series C Preferred Stock as of April 11, 2025, under the restricted stock awards of February 21, 2024, and March 12, 2025, will be convertible at the holders’ election at such time.

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

(5)	This information is derived from a Schedule 13D/A filed with the SEC on April 15, 2025.

(6)	This information is derived from a Schedule 13G/A filed with the SEC on April 15, 2025.

(7)	This information is derived from a Schedule 13G/A filed with the SEC on April 15, 2025.

(8)	The information regarding number of common shares beneficially owned is derived from a Schedule 13D/A filed with the SEC on May 17, 2024.

As of April 11, 2025, we had 51 shareholders of record, 33 of which were located in the United States and held an aggregate of 3,862,634 of our common shares, representing 51.07% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 3,831,732 of our common shares as of that date. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.	Related Party Transactions

Related Party Transactions

Steamship

Steamship, a related party that since January 2023 is controlled by our Chairperson, provides us insurance, administrative and brokerage services pursuant to a Management Agreement for insurance-related services, an Administrative Services Agreement, and a Brokerage Services Agreement.

Under each dry bulk vessel-owning subsidiary’s Management Agreement for insurance-related services with Steamship, the dry bulk vessel-owning subsidiary pays Steamship a fixed fee of either (i) $500 per month for each month that the vessel is employed or is available for employment or (ii) $250 per month for each month that the vessel is laid-up and not available for employment for at least 15 calendar days of such month. These Management Agreements may be terminated by either party on three months’ prior written notice.

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

Under our Brokerage Services Agreement with Steamship, we pay Steamship a lump sum commission of $150,000 per month, plus 2.5% on the hire agreed per charter party for each dry bulk vessel (subject to required deductions and withholdings); provided, however, that we and Steamship may agree to commissions on a percentage basis for specific deals. This Brokerage Services Agreement had an initial term of twelve months commencing on January 1, 2023 (unless terminated earlier on the basis of any other provision contained therein) and is automatically renewed for further periods of one calendar year. On March 12, 2025, the Brokerage Services Agreement between us and Steamship was terminated, and replaced with a new agreement with retroactive effect from January 1, 2025, ending on December 31, 2025 (unless terminated earlier on the basis of any other provision contained therein) and is automatically renewed for further periods of one calendar year. The remaining agreement terms remained unaltered.

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

Diana Wilhelmsen Management Limited

Diana Wilhelmsen Management Limited, or DWM, is a 50/50 joint venture of Diana Shipping and an unaffiliated entity of us, which provides management services to the dry bulk vessels in our fleet pursuant to a management agreement, under which each of our dry bulk vessel-owning subsidiaries pays, for each vessel, an aggregate of 1.25% on hire and on freight of the vessel’s gross income, plus either (i) $18,500 for each month that the vessel is employed or available for employment or (ii) $9,250 per month for each month that the vessel is laid-up and not available for employment for at least 15 calendar days of such month. The management agreement may be terminated by either party on three months’ prior written notice. DWM, pursuant to a supervision agreement entered on October 1, 2024, also provides the Company’s tanker vessel-owning subsidiary with technical supervision and technical advice services in exchange for a fee of $1,000 per calendar month, plus reimbursement of expenses. This agreement may be terminated by either party on fifteen days’ prior written notice.

Altair Travel Agency S.A.

Altair Travel Agency S.A., or Altair, an entity in which the Company’s Chairperson holds equity interests, provides us from time to time with travel related services.

Acquisition of M/T ZeZe Start

On July 15, 2024, we entered into a memorandum of agreement, as amended, with an entity controlled by a director of the Company, to acquire the M/T Zeze Start, for a purchase price of $27.0 million. Of the purchase price, $18.9 million, was paid in cash and the remaining amount was paid in 9,442 shares of our Series D Preferred Stock. We took delivery of the m/t Zeze Start on September 9, 2024.

START

START, a company controlled by a director of the Company, provides commercial services to the M/T Zeze Start pursuant to a commercial services agreement, for (i) a fixed fee of $300 per day, and (ii) 3.0% on the vessel’s revenues. This agreement may be terminated by either party giving two months’ notice.

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

We believe that, under current law, any dividends that we may pay in the future from earnings and profits constitute “qualified dividend income” and as such are generally subject to a 20% United States federal income tax rate with respect to non-corporate United States shareholders. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States shareholder’s tax basis in its common stock on a dollar-for-dollar basis and thereafter as capital gain. Please see the section of this annual report entitled “Item 10. Additional Information-E. Taxation” for additional information relating to the tax treatment of our dividend payments.

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

On May 17, 2024, we entered into a Support Agreement with Sphinx Investment Corp. (“Sphinx”), which currently owns approximately 14.0% of the Company’s outstanding common stock, providing for the future support of the Company and its Board by Sphinx. In exchange for Sphinx’s support and strategic advice, the Company paid Sphinx a non-refundable lumpsum amount of $6.75 million which included reimbursement for certain of its out of pocket and other expenses.

As of April 11, 2025, we have not entered into any other new material contracts in the last two years, other than those disclosed herein, entered in the ordinary course of business or already attached in the exhibits. We also refer you to “Item 4. Information on the Company -A. History and Development of the Company,” “Item 5. Operating and Financial Review and Prospects -B. Liquidity and Capital Resources” and “Item 7. Major Shareholders and Related Party Transactions -B. Related Party Transactions” for a discussion of existing material agreements.

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

The Company does not expect that it will be able to satisfy the Publicly-Traded Test for 2024. The Company’s ability to satisfy the 50% Ownership Test is discussed below.

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

Notwithstanding the foregoing, the Treasury Regulations provide that, in pertinent part, a non-U.S. corporation’s common stock will not be considered to be “regularly traded” on an established securities market for any taxable year if 50% or more of the outstanding shares of such corporation’s common stock is owned, actually or constructively under specified attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the common stock of the corporation (the “5% Override Rule”).

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

If more than 50% of the value of a foreign corporation’s outstanding stock is owned, or treated as owned, for at least half of the number of days in the foreign corporation’s taxable year by one or more qualified shareholders, the foreign corporation will be considered to satisfy the 50% Ownership Test.

Our common stock, which is our sole class of issued and outstanding stock that is traded, were traded on the Nasdaq Capital Market in 2024. We anticipate that we will be able to establish that among the closely-held group of 5% Shareholders, sufficient shares are owned by 5% Shareholders that are considered to be “qualified shareholders,” as defined above, to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of the total value of our common shares for more than half the number of days during the taxable year. Therefore, we believe that we satisfied the 50% Ownership Test in 2024.

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

In accordance with these requirements, we will file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits are available at http://www.sec.gov. In addition, our filings will be available on our website www.oceanpal.com. This web address is provided as an inactive textual reference only. None of the information contained on these websites is incorporated into or forms a part of this annual report.

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

On January 25, 2022, we closed an underwritten public offering of 15,571,429 units at a price of $0.77 per unit, 200 units consisting of one share of our common stock (or 200 pre-funded warrants in lieu of one share of our common stock) and 200 Class A warrants to purchase one share of our common stock. In addition, certain selling shareholders affiliated with us (the “Selling Shareholders”) sold an aggregate of 3,143 shares of common stock in the offering. Each of the 3,143 shares of common stock sold by the Selling Shareholders on the primary offering, was delivered to the underwriters with 200 additional Class A warrants to purchase one share of common stock (sold by us), on a firm commitment basis. In addition, the underwriter for the offering fully-exercised its option to purchase an additional 5,743 common shares from the Selling Shareholders and 6,407 common shares, along with 2,430,000 Class A warrants from us to purchase 12,150 shares of common stock. Each of the 5,743 shares of common stock sold by the Selling Shareholders upon exercise of the underwriters’ over-allotment option, was sold with 200 Class A warrants (sold by us) to purchase one share of our common stock, on a firm commitment basis. All pre-funded warrants related to this offering were exercised during 2022, whereas as of April 11, 2025, Class A warrants to purchase 72,370 common shares remained available for exercise at an exercise price of $154.00 per share. The gross proceeds of the offering to us, before underwriting discounts and commissions and estimated offering expenses, were approximately $16.19 million (including the exercise of the overallotment option, the exercise of 4,156,000 Class A warrants to purchase 20,780 shares of common stock, and the exercise of all pre-funded warrants). We did not receive any of the proceeds from the sale of common shares by the Selling Shareholders and only received the proceeds for the Class A warrants sold together with the Selling Shareholders’ shares of common stock.

On February 10, 2023, we issued 15,000,000 units with each twenty units consisting of one share of common stock (or twenty pre-funded warrants in lieu of one share of our common stock) and twenty Class B Warrants. We also offered to each purchaser, with respect to the purchase of units that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% of our outstanding common stock immediately following the consummation of this offering, the opportunity to purchase twenty pre-funded warrants in lieu of one share of common stock. Each twenty pre-funded warrants were exercisable for one share of common stock at an exercise price of $0.20 per share. As of December 31, 2023, all the pre-funded warrants related to this offering have been exercised, and, further, as of April 11, 2025, all Class B warrants to purchase 750,000 common shares remained available for exercise at an exercise price of $20.20 per share. The gross proceeds of the offering to us, before deducting for placement agency fees and estimated offering expenses, including the exercise of all pre-funded warrants, were approximately $15.15 million, as of the date of this annual report. On the same date, we sold to each purchaser of the units, 15,000,000 unregistered privately placed warrants, to purchase up to an aggregate of 750,000 shares of our common stock at an exercise price of $20.20 per share. On February 23, 2023, we filed with the SEC a resale registration agreement in Form F-1 regarding the privately placed warrants which was declared effective on March 8, 2023. All privately placed warrants were exercised by September 29, 2023. We did not receive any proceeds from the exercise of the privately placed warrants since these were exercised on an alternative cashless basis, resulting to the issuance of 562,501 shares of common stock.

As of the date of this annual report, we have committed substantially all the net proceeds of the January 2022 Underwritten Offering and the February 2023 Registered Direct Offering for general corporate purposes.

Item 15.	Controls and Procedures

(a)	Disclosure Controls and Procedures.

Management assessed the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report, being December 31, 2024. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company’s disclosure controls and procedures are effective as of the evaluation date.

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

Management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2024, is effective.

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

Our Board of Directors has determined that Nikolaos Veraros and Alexios Chrysochoidis qualify as independent audit committee financial experts.

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

Our principal accountants, Ernst & Young (Hellas) Certified Auditors Accountants S.A., have billed us for audit services. Aggregate audit fees in 2024 and 2023, amounted to €129,780 and €198,000, or approximately $138,022 and $214,162, respectively, and relate to audit services provided in connection with the audit of our consolidated financial statements.

(b)	Audit-related Fees

None.
(c)	Tax Fees

During 2024 and 2023, we received tax services for which fees amounted to $9,225 and $9,000, respectively, and relate to the calculation of Earnings and Profits of the Company.

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
(a) We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to us.

(b) Please see our Insider Trading Policy of the Company, which has been filed as Exhibit 11.2 to this annual report.

Item 16K.	Cybersecurity
Risk management and strategy
We believe that cybersecurity is fundamental in our operations and, as such, we are committed to maintaining robust governance and oversight of cybersecurity risks and to implementing comprehensive processes and procedures for identifying, assessing, and managing material risks from cybersecurity threats as part of our broader risk management system and processes. We maintain various cybersecurity measures and protocols to safeguard our systems and data and continuously monitor and assess potential threats to pre-emptively address any emerging cyber risks. We have implemented various processes for assessing, identifying, and managing material risks from cybersecurity threats, which are integrated into our overall risk management framework. These risk assessments include identifying reasonably foreseeable potential internal and external risks, the likelihood of occurrence and any potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, controls, and other safeguards in place to manage such risks. As part of our risk management process, we engage third party experts to help identify and assess risks from cybersecurity threats.
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

Governance
Our board of directors considers cybersecurity risk as part of its risk oversight function and has delegated the day-to-day oversight of cybersecurity and other technology risks to an outside consultant who is over sought by Company’s senior management and is responsible for assessing and managing cybersecurity threats and for reporting cybersecurity updates, including updates on monitoring and strategies to prevent cybersecurity threats to the board of directors on a quarterly basis or more often as needed. Senior management regularly discusses cyber risks and trends and, should they arise, any material incidents with our board of directors. Certain of our management team oversees the cybersecurity policy and have relevant expertise in day-to-day oversight of cybersecurity policies.
Cybersecurity Threats
During the year ended December 31, 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. For more information about the cybersecurity risks we face, please see Item 3. Key Information - D. Risk Factors - “A cyber-attack could materially disrupt our business.”

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The financial statements required by this Item 18 are filed as a part of this annual report beginning on page F-1.

Item 19.	Exhibits

Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation of the Company (1)

1.2	Amended and Restated Bylaws of the Company (1)

2.1	Form of Common Share Certificate (2)

2.2	Certificate of Designations of the Series A Participating Preferred Stock of the Company (2)

2.3	Statement of Designations of the Series B Preferred Shares of the Company (2)

2.4	Amended and Restated Statement of Designations of the 8.0% Series C Preferred Stock of the Company

2.5	Amended and Restated Statement of Designations of the 7.0% Series D Preferred Stock of the Company (3)

2.6	Statement of Designations of the Series E Preferred Stock of the Company (6)

2.7	Form of Class A Warrant (9)

2.8	Warrant Agency Agreement by and between Computershare Trust Company, N.A. and the Company, as to the Class A Warrants (5)

2.9	Form of Class B Warrant (4)

2.10	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act

4.1	Stockholders Rights Agreement (7)

4.2	2021 Equity Incentive Plan, as amended and restated

4.3	Form of Management Agreement with Diana Wilhelmsen Management Limited (2)

4.4	Form of Amendment to the Management Agreement with Diana Wilhelmsen Management Limited (5)

4.5	Non-Competition Agreement, by and between the Company and Diana Shipping Inc. (2)

4.6	Right of First Refusal Agreement with Diana Shipping Inc. (2)

4.7	Amended and Restated Contribution and Conveyance Agreement between the Company and Diana Shipping Inc. (9)

4.8	Form of Management Agreement with Steamship Shipbroking Enterprises Inc. (2)

4.9	Administrative Services Agreement with Steamship Shipbroking Enterprises Inc. (10)

4.10	Brokerage Services Agreement with Steamship Shipbroking Enterprises Inc.

4.11	Shareholders Agreement with RFSea Infrastructure II AS. (10)

4.12	Support Agreement with Sphinx Investment Corp.

4.13	Commercial Services Agreement with Sea Transportation Inc.

4.14	Technical Management Agreement with ANGLO-EASTERN SHIPMANGEMENT PTE LTD.

8.1	Subsidiaries of the Company

11.1	Code of Ethics (2)

11.2	Insider Trading Policy

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

97.1	Policy Regarding the Recovery of Erroneously Awarded Compensation (10)

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Schema Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(1)	Filed as an exhibit to the Company’s Report on Form 6-K on June 30, 2023, and incorporated by reference herein.

(2)	Filed as an exhibit on Form 20-FR12B/A filed on November 2, 2021, and incorporated by reference herein.

(3)	Filed as an exhibit on Form 6-K filed on September 9, 2024, and incorporated by reference herein.

(4)	Filed as an exhibit to the Company’s Registration Statement on Form F-1 on February 23, 2023, as amended, and incorporated by reference herein.

(5)	Filed as an exhibit to the Company’s annual report on Form 20-F for the year ended December 31, 2021, filed with the Commission on April 6, 2022.

(6)	Filed as an exhibit to the Company’s annual report on Form 20-F for the year ended December 31, 2022, filed with the Commission on March 30, 2023.

(7)	Filed as an exhibit on Form 6-K filed on January 22, 2025, and incorporated by reference herein.

(8)	Filed as an exhibit on Form 20-FR12B/A filed on November 17, 2021, and incorporated by reference herein.

(9)	Filed as an exhibit on Form 6-K filed on January 25, 2022, and incorporated by reference herein.

(10)	Filed as an exhibit to the Company’s annual report on Form 20-F for the year ended December 31, 2023, filed with the Commission on April 15, 2024.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

OCEANPAL INC.

/s/ Vasiliki Plousaki
Vasiliki Plousaki
Chief Financial Officer
Dated: April 15, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of OceanPal Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of OceanPal Inc. (the Company) as of December 31, 2024, and 2023, the related consolidated statements of comprehensive loss, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

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

Athens, Greece

April 15, 2025

OCEANPAL INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2024 and 2023
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31, 2024	December 31, 2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2(e))	$7,160	$14,841
Accounts receivable trade, net (Note 2(f))	3,064	2,963
Inventories (Note 2(g))	1,598	287
Prepaid expenses and other assets, net (Note 6)	2,198	895
Insurance claims (Note 2(i))	92	1,058
Total current assets	14,112	20,044

FIXED ASSETS:
Vessels, net (Notes 2(j), 2(l) and 5)	71,263	71,100
Total fixed assets	71,263	71,100
OTHER NON-CURRENT ASSETS:
Deferred charges, net (Note 2(n))	1,117	2,056
Equity method investment (Notes 2(h) and 4)	2,970	1,645
Total assets	$89,462	$94,845

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable, trade and other	1,853	405
Due to related parties (Notes 3(a), 3(b), and 3(h))	458	474
Dividends payable (Note 7(c))	177	110
Accrued liabilities	2,420	898
Unearned revenue (Note 2(p))	184	399
Total current liabilities	5,092	2,286

Commitments and contingencies (Note 6)	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 100,000,000 shares authorized, 533,136 issued and outstanding as of December 31, 2024, and 520,459 issued and outstanding as of December 31, 2023 (Note 7)	5	5
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 7,504,982 issued and outstanding as of December 31, 2024, and 7,448,601 issued and outstanding as of December 31, 2023 (Note 7)	75	74
Additional paid-in capital (Note 7)	110,198	100,500
Accumulated deficit	(25,908)	(8,020)
Total stockholders’ equity	84,370	92,559
Total liabilities and stockholders’ equity	$89,462	$94,845

The accompanying notes are an integral part of these consolidated financial statements.

OCEANPAL INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the years ended December 31, 2024, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2024	2023	2022
REVENUES:
Vessel revenues, net (Notes 2(f), 2(p) and 9)	$25,702	$18,957	$19,085

EXPENSES:
Voyage expenses (Note 2(p))	3,710	1,940	3,680
Vessel operating expenses (Notes 2(q) and 10)	12,486	10,421	6,880
Depreciation and amortization of deferred charges (Notes 2(j), 2(n) and 5)	7,198	7,670	4,896
Impairment loss (Note 5)	6,122	-	-
Loss on sale of vessel (Note 5)	7	-	-
General and administrative expenses	6,212	5,281	3,083
Support agreement costs (Note 3(g))	6,750	-	-
Management fees (Notes 3(a), 3(b) and 3(h))	1,343	1,236	878
Other operating (income)/loss (Note 6)	(81)	131	(6)
Operating loss	$(18,045)	$(7,722)	$(326)

OTHER INCOME:
Changes in fair value of warrants’ liability (Note 7(b))	-	6,222	-
Finance costs (Notes 3(f) and 7(b))	(109)	(909)	-
Interest income	312	504	-
(Loss)/Gain on equity method investment (Note 4)	(50)	2	-
Other income/(expenses)	30	(74)	-
Total other income, net	$183	$5,745	$-

Net loss and comprehensive loss	$(17,862)	$(1,977)	$(326)

Deemed dividend upon redemption of Series D Preferred Stock (Note 7(c))	(26)	(154)	(134)
Deemed dividend upon redemption of Series C Preferred Stock (Note 7(c))	-	(2,549)	-
Dividends on Series C Preferred Stock (Note 7(c))	(681)	(991)	(950)
Dividends on Series D Preferred Stock (Note 7(c))	(1,160)	(1,036)	(252)
Dividends on Class A warrants (Note 7(b))	-	-	(1,012)
Loss and comprehensive loss attributable to common stockholders	$(19,729)	$(6,707)	$(2,674)

Loss per common share, basic (Note 8)	$(2.64)	$(2.02)	$(17.18)
Loss per common share, diluted (Note 8)	$(2.64)	$(3.83)	$(17.18)

Weighted average number of common stock, basic (Note 8)	7,465,136	3,315,519	155,655
Weighted average number of common stock, diluted (Note 8)	7,465,136	3,372,207	155,655

The accompanying notes are an integral part of these consolidated financial statements.

OCEANPAL INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the years ended December 31, 2024, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except for share and per share and warrants data)

	Preferred Stock Series B		Preferred Stock Series C		Preferred Stock Series D		Preferred Stock Series E		Common Stock
	# of Shares	Par Value	# of Shares	Par Value	# of Shares	Par Value	# of Shares	Par Value	# of Shares	Par Value	Additional Paid-in Capital	Accumulated Deficit	Total Equity
BALANCE, December 31, 2021	500,000	$5	10,000	$-	-	$-	-	$-	44,101	$0	$48,079	$65	$48,149
Net loss	-	$-	-	$-	-	-	-	-	-	$-	$-	$(326)	$(326)
Issuance of 15,571,429 units (comprising from common stock or prefunded warrants and warrants) and 628,751 warrants at primary offering, net of issuance costs (Note 7(a))	-	-	-	-	-	-	-	-	65,357	1	10,694	-	10,695
Issuance of 6,407 shares of common stock upon exercise of underwriters’ over- allotment option and exercise of 2,430,000 Class A warrants (Note 7(a))	-	-	-	-	-	-	-	-	6,407	-	898	-	898
Issuance of common stock following exercise of 4,156,000 Class A warrants and 2,500,000 prefunded warrants (Note 7(a))	-	-	-	-	-	-	-	-	33,280	-	3,143	-	3,143
Issuance of Series D Preferred Stock (Note 7(c))	-	-	-	-	25,000	-	-	-	-	-	17,600	-	17,600
Compensation cost under the Equity Incentive Plan (Note 7(c))	-	-	-	-	-	-	-	-	-	-	568	-	568
Dividends declared ($10 per share of common stock and Class A warrant) (Note 7(b))	-	-	-	-	-	-	-	-	-	-	(1,767)	(448)	(2,215)
Dividends declared and paid ($2 per share of common stock and Class A warrant) (Note 7(b))	-	-	-	-	-	-	-	-	-	-	-	(886)	(886)
Series D Preferred Stock redemption and issuance of common stock (Note 7(c))	-	-	-	-	(15,828)	-	-	-	360,055	4	130	(134)	-
Dividends on Series D Preferred Stock (Note 7(c))	-	-	-	-	-	-	-	-	-	-	-	(117)	(117)
Dividends on Series C Preferred Stock (Note 7(c))	-	-	-	-	-	-	-	-	-	-	(475)	(475)	(950)
BALANCE, December 31, 2022	500,000	$5	10,000	$-	9,172	$-	-	$-	509,200	$5	$78,870	$(2,321)	$76,559
Net loss	-	$-	-	$-	-	$-	-	$-	-	$-	$-	$(1,977)	$(1,977)
Issuance of Series D Preferred Stock (Notes 3(f) and 7(c))	-	-	-	-	13,157	-	-	-	-	-	10,000	-	10,000
Issuance of 15,000,000 units (comprising from 615,000 shares of common stock, 2,700,000 prefunded warrants and 15,000,000 Class B warrants) at primary offering, net of issuance costs (the “February 2023 Registered Direct Offering”) (Note 7(a))	-	-	-	-	-	-	-	-	615,000	6	6,693	-	6,699
Issuance of common shares pursuant to exercises of 2,700,000 pre-funded warrants in the February 2023 Registered Direct Offering (Note 7(a))	-	-	-	-	-	-	-	-	135,000	1	26	-	27
Issuance of Series E Preferred Stock (Notes 3(d) and 7(c))	-	-	-	-	-	-	1,200	-	-	-	35	-	35
Retirement of fractional common shares in June reverse stock split (Note 7(a))	-	-	-	-	-	-	-	-	(65)	-	-	-	-
Series C Preferred Stock redemption and issuance of common stock (Note 7(c))	-	-	(9,793)	-	-	-	-	-	3,649,474	36	2,513	(2,549)	-
Series D Preferred Stock redemption and issuance of common stock (Note 7(c))	-	-	-	-	(8,591)	-	-	-	1,977,491	20	134	(154)	-
Alternative cashless exercise of private placement warrants (Note 7(b))	-	-	-	-	-	-	-	-	562,501	6	1,276	-	1,282
Issuance of restricted Series C Preferred Stock and compensation cost under the Equity Incentive Plan (Note 7(c))	-	-	5,314	-	-	-	-	-	-	-	1,893	-	1,893
Dividends declared and paid on Series D Preferred Stock (Note 7(c))	-	-	-	-	-	-	-	-	-	-	(255)	(713)	(968)
Dividends declared on Series C Preferred Stock (Note 7(c))	-	-	-	-	-	-	-	-	-	-	(685)	(306)	(991)
BALANCE, December 31, 2023	500,000	$5	5,521	$-	13,738	$-	1,200	-	7,448,601	$74	$100,500	$(8,020)	$92,559
Net loss	-	$-	-	$-	-	$-	-	$-	-	$-	$-	$(17,862)	$(17,862)
Series D Preferred Stock redemption and issuance of common stock (Note 7(c))	-	-	-	-	(97)	-	-	-	56,381	1	25	(26)	-
Issuance of restricted Series C Preferred Stock and compensation cost under the Equity Incentive Plan (Note 7(c))	-	-	3,332	-	-	-	-	-	-	-	2,776	-	2,776
Issuance of Series D Preferred Stock (Note 7(c))	-	-	-	-	9,442	-	-	-	-	-	8,600	-	8,600
Dividends declared and paid on Series D Preferred Stock (Note 7(c))	-	-	-	-	-	-	-	-	-	-	(1,022)	-	(1,022)
Dividends declared on Series C Preferred Stock (Note 7(c))	-	-	-	-	-	-	-	-	-	-	(681)	-	(681)
BALANCE, December 31, 2024	500,000	$5	8,853	$-	23,083	$-	1,200	-	7,504,982	$75	$110,198	$(25,908)	$84,370

The accompanying notes are an integral part of these consolidated financial statements.

OCEANPAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2024, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2024	2023	2022
Cash Flows (used in)/provided by Operating Activities:
Net loss	$(17,862)	$(1,977)	$(326)
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities:
Depreciation and amortization of deferred charges (Note 5)	7,198	7,670	4,896
Impairment loss (Note 5)	6,122	-	-
Loss on sale of vessel (Note 5)	7	-	-
Compensation cost on restricted stock awards (Note 7(c))	2,776	1,893	568
Finance costs	-	909	-
Changes in fair value of warrants’ liability (Note 7(c))	-	(6,222)	-
Loss/(Gain) on equity method investment (Note 4)	50	(2)	-
(Increase) / Decrease in:
Accounts receivable, trade, net	(101)	1,289	(3,441)
Due from a related party	-	5	65
Inventories	(1,311)	47	(148)
Prepaid expenses and other assets, net	(1,303)	231	(666)
Insurance claims	966	(1,058)	-
Deferred charges	-	-	152
Increase / (Decrease) in:
Accounts payable, trade and other	1,448	124	18
Due to related parties	(16)	64	351
Accrued liabilities	1,522	(256)	842
Unearned revenue	(215)	25	146
Dry-dock costs	(2,811)	(1,927)	(944)
Net cash (used in)/provided by Operating Activities	$(3,530)	$815	$1,513

Cash Flows used in Investing Activities:
Payments for vessel improvements and vessel acquisitions (Note 5)	(18,906)	(4,368)	(5,094)
Payment for equity method investment (Note 4)	(1,375)	(1,643)	-
Proceeds from sale of vessel, net (Note 5)	17,766	-	-
Net cash used in Investing Activities	$(2,515)	$(6,011)	$(5,094)

Cash Flows (used in)/provided by Financing Activities:
Proceeds from issuance of units and warrants (Note 7(a))	-	15,123	16,195
Proceeds from exercise of prefunded warrants (Note 7(a))	-	27	-
Proceeds from issuance of Series E Preferred Stock (Note 3(d) and 7(c))	-	35	-
Payments of equity issuance and financing costs (Note 7(a))	-	(1,513)	(1,835)
Payments of dividends on common stockholders and Class A warrant holders	-	-	(3,101)
Payments of dividends on Series C Preferred Stock (Note 7(c))	(614)	(1,121)	(780)
Payments of dividends on Series D Preferred Stock (Note 7(c))	(1,022)	(968)	(117)
Net cash (used in)/provided by Financing Activities	$(1,636)	$11,583	$10,362

Net (decrease)/increase in cash and cash equivalents	$(7,681)	$6,387	$6,781
Cash and cash equivalents at beginning of the year	14,841	8,454	1,673
Cash and cash equivalents at end of the year	$7,160	$14,841	$8,454

SUPPLEMENTAL CASH FLOW INFORMATION

Series C Preferred Stock dividends declared, not paid (Note 7(c))	$(177)	$(110)	$(240)
Deemed dividend on Series C Preferred Stock upon issuance of common stock (Note 7(c))	-	(2,549)	-
Deemed dividend upon redemption of Series D Preferred Stock (Note 7(c))	(26)	(154)	(134)
Non-cash consideration for vessel acquisition through the issuance of Series D Preferred Stock (Note 7(c))	(8,600)	(10,000)	(17,600)
Alternative cashless exercise of private placement warrants	-	1,282	-

The accompanying notes are an integral part of these consolidated financial statements.

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)

1. Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of OceanPal Inc. (the ‘‘Company”, or “OceanPal”, or “OP”), and its wholly owned subsidiaries (collectively, the “Company”). OP was incorporated on April 15, 2021, under the laws of the Republic of the Marshall Islands, having a share capital of 500 shares, par value $0.01 per share. On November 29, 2021, the Company’s articles of incorporation and bylaws were amended. Under the amended articles of incorporation, the Company’s authorized share capital increased from 500 to one billion shares of common stock at par value $0.01 and 100,000,000 preferred stock at par value $0.01. In June 2023, the Company’s articles of incorporation and bylaws were further amended. The Company’s shares trade on the Nasdaq Capital Market (or “Nasdaq”) under the ticker symbol “OP”.

Effective December 22, 2022, and June 8, 2023, the Company effected a one-for-ten and a one-for-twenty reverse stock split, respectively, on its then issued and outstanding common stock (Note 7(a)). All share and per share amounts disclosed in the accompanying consolidated financial statements give effect to this reverse stock split, retroactively as applicable, for all periods presented.

Following the acquisition of a tanker vessel in September 2024 (Note 5), the Company has determined that it operates under two reportable segments, one relating to its operations of its dry bulk carrier vessels (dry bulk segment) and one to the operations of its tanker vessel (tanker segment). The accounting policies that apply to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements (Notes 2 and 11).

The Company is a global provider of shipping transportation services, specializing in the ownership and operation of dry bulk vessels and product tankers. Each of the vessels is owned through a separate wholly owned subsidiary. As of December 31, 2024, the Company was the sole owner of all outstanding shares of the following subsidiaries:

•	Cypres Enterprises Corp. (“Cypres”), a company incorporated in the Republic of Panama on September 7, 2000, owner of the 2004 built Panamax dry bulk carrier Protefs,
•	Darien Compania Armadora S.A. (“Darien”), a company incorporated in the Republic of Panama on December 22, 1993, owner of the 2005 built Panamax dry bulk carrier Calipso,
•	Marfort Navigation Company Limited (“Marfort”), a company incorporated in the Republic of Cyprus on August 10, 2007, owner of the 2005 built Capesize dry bulk carrier Salt Lake City (Note 14),
•	Darrit Shipping Company Inc. (“Darrit”), a company incorporated in the Republic of the Marshall Islands on June 2, 2022, owner of the 2005 built Capesize dry bulk carrier Baltimore (Note 5), and
•	Fiji Shipping Company Inc. (“Fiji”), a company incorporated in the Republic of the Marshall Islands on January 27, 2023, owner of the 2005 built Panamax dry bulk carrier Melia.
•	Batiki Shipping Company Inc. (“Batiki”), a company incorporated in the Republic of the Marshall lslands on July 10, 2024, owner of the 2009 built MR2 tanker vessel Zeze Start (Note 5).

The Company operates its dry-bulk fleet through Diana Wilhelmsen Management Limited (or “DWM”) (Note 3(a)), Steamship Shipbroking Enterprises Inc. (or “Steamship”) (Note 3(b)) and its tanker vessel through Sea Transportation Inc. (Note 3(h)) and Anglo-Eastern Shipmanagement (Singapore) Pte. Ltd.

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
Uncertainties caused by worldwide health and geopolitical events: As of December 31, 2024, and to date, no apparent consequences have been identified on the Company’s business, or counterparties, by public health threats, such as COVID-19, influenza, or other highly communicable diseases or viruses, or the armed conflicts in Ukraine and the Middle East and their implications. Further, none of the Company’s contracts have been affected by the events in Ukraine and the Middle East.

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

The Company is constantly monitoring the developing situations, as well as its charterers’ and other counterparties’ response to the market and continuously evaluates the effect on its operations. Also, the Company monitors inflation in the United States of America (U.S.), Eurozone and other countries, including ongoing global prices pressures that are driving up energy and commodity prices in the wake of the armed conflicts in Ukraine and the Middle East, which continue to have a moderate effect on the Company’s operating expenses.

Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, may significantly reduce global trade, and could adversely impact the Company’s business and financial position. Recently, the current U.S. administration has implemented more protective trade measures. There is significant uncertainty about the future relationship between the U.S. and China and other exporting countries, such as Canada, Mexico, and the European Union, among others, including with respect to trade policies, treaties, government regulations, and tariffs. In addition, the U.S. Trade Representative’s public notice, to promote the transport of U.S. goods on U.S. vessels, has proposed certain service fees to be levied against Chinese maritime transport operators and other operators with fleets of or orders for Chinese-built vessels. It is unknown whether and to what extent such tariffs and proposed tariffs will be retained, expanded, or otherwise modified by the U.S., or the effect that any such actions or any actions taken by other countries in response will have on the Company’s business and industry, and the efficacy of any measures the Company may take in response to the challenges presented by these protective trade measures, will depend on how those events will further develop.

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
2. Significant Accounting Policies – Recent Accounting Pronouncements

a) Principles of consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of OceanPal Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation. Under Accounting Standards Codification (“ASC”) 810 “Consolidation”, the Company consolidates entities in which it has a controlling financial interest, by first considering if an entity meets the definition of a variable interest entity (“VIE”) for which the Company is deemed to be the primary beneficiary under the VIE model, or if the Company controls an entity through a majority of voting interest based on the voting interest model. The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist. For entities in which the Company has a variable interest, the Company determines if the entity is a VIE by considering whether the entity’s equity investment at risk is sufficient to finance its activities without additional subordinated financial support and whether the entity’s at-risk equity holders have the characteristics of a controlling financial interest. In performing the analysis of whether the Company is the primary beneficiary of a VIE, the Company considers whether it individually has the power to direct the activities of the VIE that most significantly affect the entity’s performance and also has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. If the Company holds a variable interest in an entity that previously was not a VIE, the Company reconsiders the initial determination of whether the entity has become a VIE if certain types of events (“reconsideration events”) occur. The Company has identified it has variable interests in RFSea Infrastructure II AS (“RFSea”) and that RFSea is a variable interest entity as of December 31, 2024, but is not the primary beneficiary of such entity (Note 4). The Company’s evaluation did not result in identification of consolidated variable interest entities as of December 31, 2024, and 2023.

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

d) Foreign currency translation: The functional currency of the Company is the U.S. dollar because the Company’s vessels operate in international shipping markets, and therefore primarily transact business in U.S. dollars. The Company’s accounting records are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities which are denominated in other currencies are translated into U.S. dollars at the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of comprehensive loss.

e) Cash and cash equivalents: The Company considers highly liquid investments such as time deposits, certificates of deposit and their equivalents with an original maturity of up to about three months to be cash equivalents. Interest earned on cash and cash equivalents is separately presented in the accompanying consolidated statements of comprehensive loss under “Interest Income”.

f) Accounts receivable, trade, net: The amount shown as accounts receivable, trade, net at each balance sheet date, includes receivables from charterers for hire from lease agreements and freight and demurrage, net of allowance for doubtful accounts and provision for credit losses related to expected uncollectible accounts receivable, if any. Impairment of accounts receivable arising from voyage charters, which are accounted in accordance with ASC 606, are within the scope of Subtopic 326 and must therefore, be assessed for expected credit losses. Under ASC 326 entities are required to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade accounts receivable. Under this guidance, an entity recognizes as an allowance its estimate of lifetime expected credit losses which will result in more timely recognition of such losses. The Company maintains an allowance for credit losses for expected uncollectable accounts receivable, which is recorded as an offset to trade accounts receivable and changes in such, if any, are classified as allowance for credit losses in the consolidated statement of comprehensive loss. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, customer-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to determine adjustments to historical loss data. No credit loss allowance was recognized in any of the years ended December 31, 2024, 2023 and 2022. The Company assesses that any impairment of accounts receivable arising from operating leases, i.e. time charters, should be accounted in accordance with ASC 842. The Company recognizes allowance for doubtful accounts deriving from the collectability assessment of operating leases as direct reduction to lease income, which for 2024, 2023 and 2022 amounted to $34, $33, and $15, respectively. The Company does not recognize interest income on trade receivables as all balances are usually settled within a year. The Company classifies accounts receivable, trade, net from charterers in dispute within “Prepaid expenses and other assets, net” in the accompanying consolidated balance sheets (Note 6).

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
g) Inventories: Inventories consist of bunkers, lubricants and victualling which are stated, on a consistent basis, at the lower of cost or net realizable value. Bunkers inventories exist when the vessel operates under voyage charter, or when a vessel is without employment or remains idle as of the balance sheet date. Net realizable value is defined as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. When evidence exists that the net realizable value of inventory is lower than its cost, the difference is recognized as a loss in earnings in the period in which it occurs. Cost is determined by the first in, first out method.

h) Equity method investments: Investments in the equity of entities over which the Company exercises significant influence but does not exercise control are accounted for by the equity method of accounting in accordance with ASC 321 “Investments-Equity securities”. In reaching such a conclusion, the Company first assesses whether it holds variable interests in the investee and further, whether the investee meets the definition of a VIE. The Company then determines whether it is the investee’s primary beneficiary by considering any special rights (in terms of voting, board representation, kick out rights, or otherwise), that grant it with the power to direct the activities of the investee. In case the investee does not fall under the consolidation guidance, the Company records such an investment at cost and adjusts the carrying amount for its share of the earnings or losses of the entity subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received, if any, reduce the carrying amount of the investment. When the carrying value of an equity method investment equals or exceeds the Company’s interest because of losses, the Company does not recognize further losses, unless the Company has made advances, incurred obligations, or has made payments on behalf of the investee and is committed to provide further financial support to the investee. At each reporting period, the Company also evaluates whether a loss in the value of an investment that is other than a temporary decline should be recognized. In its assessment, the Company evaluates indicators such as market conditions, the investee’s performance, and the ability to sustain an earnings capacity that would justify the carrying amount of the investment and its ability to continue as a going concern. Measurement of the impairment loss is based on the fair value of the investment. As of December 31, 2024, and 2023, with regards to its investment in RFSea, the Company determined that it had variable interests in RFSea and that RFSea was a VIE, but the Company was not the primary beneficiary of such entity. The Company further evaluated that no loss in the value of its investment in RFSea should be recognized (Note 4).

i) Insurance claims: The Company records insurance claims for insured loss recoveries due to fixed assets damage and for insured crew medical expenses. Insurance claims are recorded, net of any deductible amounts, at the time when the Company’s vessels suffer insured damages or at the time when crew medical expenses are incurred, recovery is probable under the related insurance policies, the Company can estimate the amount of such recovery, and the claim is not subject to litigation. During 2024, 2023 and 2022, the Company raised insurance claims relating to medical and cargo claims as well as vessel damages amounting to $92, $1,058, and $nil in the aggregate, respectively, mainly included in “Vessel operating expenses” in the accompanying consolidated statements of comprehensive loss.

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

k) Vessels held for sale: The Company classifies a vessel as being held for sale when all of the following criteria, under ASC 360 “Property, Plant, and Equipment”, are met: (i) management has committed to a plan to sell the asset; (ii) the asset is available for immediate sale in its present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. The resulting difference, if any, is recorded under “Impairment loss” in the consolidated statement of comprehensive loss. The vessels are not depreciated once they meet the criteria to be classified as held for sale. No vessel was classified as held for sale as of December 31, 2024, and 2023. Following the classification on April 25, 2024, of the M/V Baltimore as held for sale, the Company recognized an impairment loss of $1,087 which is included in “Impairment loss” in the accompanying consolidated statements of comprehensive loss (Note 5).

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
l) Impairment of long-lived assets: Long-lived assets are reviewed for impairment whenever events or changes in circumstances (such as market conditions, obsolesce or damage to the asset, potential sales and other business plans) indicate that the carrying amount of an asset may not be recoverable. When the estimate of undiscounted projected net operating cash flows, expected to be generated by the use of an asset over its remaining useful life and its eventual disposition is less than its carrying amount plus unamortized dry-docking costs, the Company evaluates the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset, determined primarily by third party valuations. Both bulker and tanker sectors have recently experienced decreased charter rates and decreased vessel market values, which are conditions that the Company considered as indicators of a potential impairment. In developing estimates of future undiscounted projected net operating cash flows, the Company makes assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to future charter rates for the unfixed days and future fleet utilization rates. Other assumptions used are charter rates calculated for the fixed days using the fixed charter rate of each vessel from existing time charters, the expected outflows for scheduled vessels’ maintenance, vessel operating expenses, estimated remaining useful life of each vessel, and the vessels’ residual value if sold for scrap. The assumptions used to develop estimates of future undiscounted projected net operating cash flows are based on historical trends as well as future expectations, employment prospects under the then current market conditions and a vessels’ age. In particular, for the unfixed days, the Company uses the most recent historical ten-year average market rates available for each type of vessel over the remaining estimated life of each vessel, as applicable, net of commissions. Historical ten-year average market rates are in line with the Company’s overall chartering strategy, and they reflect the full operating history of vessels of the same type and particulars with the Company’s operating fleet. In addition, effective fleet utilization for the Company’s dry bulk and tanker segments is assumed to be 98% and 97%, respectively, which is additionally affected by the period(s) each vessel is expected to undergo her scheduled maintenance, assumptions in line with the Company’s historical performance and its expectations for future fleet utilization under its fleet employment strategy. This calculation is then compared with the vessels’ net book value plus unamortized dry-docking costs. The difference between the carrying amount of the vessel plus unamortized dry-docking costs and their fair value, if any, is recognized in the Company’s accounts as impairment loss. The review of the bulker and tanker segments’ vessel carrying values in connection with their estimated recoverable amounts for 2024 indicated impairment charges of $1,307 and $3,728, respectively (Notes 5 and 11), which are included in “Impairment loss” in the accompanying consolidated statements of comprehensive loss (Note 5).  No impairment loss was identified or recorded in the years ended December 31, 2023, and 2022.

m) Vessel depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage (scrap) value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. In 2023, the Company identified that the estimated scrap rate used for the determination of annual depreciation was not in line with the current average historical rate and as such, the estimated scrap rate was revised (Note 5). Management estimates the useful life of the Company’s dry bulk and tanker vessels to be 25 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

n) Accounting for dry-docking costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due. Unamortized dry-docking costs of vessels that are sold or impaired are written off and included in the calculation of the resulting gain or loss in the year of the vessel’s sale or impairment. For vessels undergoing scheduled dry-dock/ special survey as of the balance sheet date, costs incurred in the year under consideration are capitalized under “Deferred charges, net”, in the accompanying consolidated balance sheets. Amortization of deferred charges in each of the years ended December 31, 2024, 2023, and 2022 amounted to $1,368, $730, and $146, respectively.

o) Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash, trade accounts receivable and amounts due to/from related parties. The Company places its temporary cash investments, consisting mostly of deposits, with various qualified financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk (Note 12).

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
p) Accounting for revenues and expenses: Since the Company’s vessels are employed under time and voyage charter contracts, the Company disaggregates its revenue from contracts with customers by the type of charter (time charters and spot charters). Agreements with the same charterer are accounted for as separate agreements according to their specific terms and conditions.

Time charter agreements, contain a lease and are therefore accounted for as operating leases in accordance with ASC 842. Charter agreements contain a minimum non-cancellable period and an may further provide for an extension period at the option of the charterer. Each lease term is assessed at the inception of that lease.  Under a time charter agreement, the charterer pays a daily hire for the use of the vessel and reimburses the owner for hold cleanings, extra insurance premiums for navigating in restricted areas and damages caused by the charterers. The charterer pays to third parties port, canal and bunkers consumed during the term of the time charter agreement. Such costs are considered direct costs and are not recorded as they are directly paid by charterers, unless they are for the account of the owner, in which case they are included in voyage expenses. Revenues from time charter agreements providing for variable lease payments are accounted for as operating leases and thus recognized on a straight-line basis over the non-cancellable rental periods of such agreements, as the service is performed. The Company, as lessor, has elected to apply the practical expedient not to allocate the consideration in the agreement to the separate lease and non-lease components (operation and maintenance of the vessel) as their timing and pattern of transfer to the charterer, as the lessee, are the same and the lease component, if accounted for separately, would be classified as an operating lease, as the criteria of the paragraphs ASC 842-10-15-42A through 42B are met. Additionally, the lease component is considered the predominant component as the Company has assessed that more value is ascribed to the vessel rather than to the services provided under the time charter contracts. Also, the Company elected to apply a package of practical expedients which does not require the Company, as a lessor, to reassess: (1) whether any expired or existing contracts are or contain leases; (2) lease classification for any expired or existing leases; and (3) whether initial direct costs for any expired or existing leases would qualify for capitalization under ASC 842. Apart from the agreed hire rate, the owner may be entitled to an additional income, such as ballast bonus, which is considered as reimbursement of owner’s expenses and is recognized together with the lease component over the duration of the charter. The Company has made an accounting policy election to recognize the related ballast costs incurred, mainly consisting of bunkers’ consumption, over the period between the charter party date or the prior redelivery date (whichever is latest) and the delivery date to the charterer, as contract fulfillment costs are amortized over the charter period in accordance with ASC 340-40. Commissions paid to brokers are deferred and amortized over the related charter period to the extent revenue has been deferred, since commissions are earned as the Company’s revenues are earned. Under time charter agreements, the owner pays for the operation and the maintenance of the vessel, including crew, insurance, spares and repairs, which are recognized in operating expenses.

A spot or voyage charter is a charter where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified freight rate per ton, regardless of time to complete. The Company has determined that under voyage charters, the charterer has no right to control any part of the use of the vessel. Thus, the Company’s voyage charters do not contain lease and are accounted for in accordance with ASC 606. Under a voyage charter agreement, the Company satisfies its single performance obligation to transfer cargo under the contract over the voyage period. Thus, revenues from voyage charters on the spot market are recognized ratably from the date of loading to discharge date of cargo (loading-to-discharge). Voyage charter payments are due upon discharge of the cargo. Demurrage revenue, which is included in voyage revenues, represents charterers’ reimbursement for any potential delays exceeding the allowed lay time as per charter party agreement, represents form of variable consideration and is recognized as the performance obligation is satisfied. The Company has taken the practical expedient not to disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

Under a time charter, the Company incurs voyage expenses such as commissions, bunkers (fuel oil and diesel oil), and port expenses relating to owners’ matters. Commissions are expensed as incurred. Also, for time charter agreements, when a vessel is delivered to a time charterer, bunkers are purchased by the charterer and sold back to the Company on the redelivery of the vessel. Bunker gain, or loss, results when a vessel is redelivered by a time charterer and delivered to the next time charterer at different bunker prices, or quantities. For the years ended December 31, 2024, 2023 and 2022, the Company incurred loss on bunkers amounting to $1,160, $186, and $1,949 respectively, primarily resulting from the difference in the value of bunkers paid by the Company when the vessel was redelivered to the Company from the time charterer under the vessel’s previous time charter agreement and the value of bunkers sold by the Company when the vessel was delivered to a new time charterer for our vessels engaged in time charter contracts and the bunkers consumed during the period our product tanker vessel was engaged under a voyage charter within 2024. This loss is included in “Voyage expenses” in the accompanying consolidated statements of comprehensive loss.

Under spot charter arrangements, voyage expenses that are unique to a particular charter are paid for by the Company. Voyage expenses that qualify as contract fulfilment costs (mainly consisting of bunkers expenses and port dues) and are incurred by the Company from the latter of the end of the previous vessel employment, provided that the vessel is fixed, or from the date of inception of a voyage charter contract until the arrival at the loading port, are capitalized to Deferred Expenses and amortized ratably over the total transit time of the voyage (loading-to-discharge). Vessel voyage expenses that do not qualify as contract fulfilment costs, and operating expenses are expensed when incurred.

Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize revenue have not been met. The majority of the vessels are employed on short to medium-term time charter contracts, which provides flexibility in responding to market developments. The Company monitors developments in the dry bulk and tanker shipping industries on a regular basis and adjusts the charter hire periods for the vessels according to prevailing market conditions.

q) Repairs and maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the period incurred. Such costs are included in “Vessel operating expenses” in the accompanying consolidated statements of comprehensive loss.

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
r) Loss per common share: Basic loss per common share are computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the year. Unvested preferred shares granted under the Company’s equity incentive plan and Class A warrants are entitled to receive dividends which are not refundable, and therefore are considered participating securities for basic earnings per share calculation purposes, using the two-class method. The two-class method is an earnings allocation method under which EPS is calculated for each class of common stock and participating security considering both dividends declared (or accumulated) and participation rights in undistributed earnings as if all such earnings had been distributed during the period. Under this method, net (loss)/income is reduced by the amount of dividends declared or accumulated in the current period for common stockholders and participating security holders. The remaining earnings or “undistributed earnings” are allocated between common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. Once calculated, the (loss)/earnings per common share is computed by dividing the net (loss)/income attributable to common stockholders by the weighted average number of common shares outstanding during each year presented. Diluted (loss)/earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted at the beginning of the periods presented, or issuance date, if later. Diluted (loss)/earnings attributable to common stockholders per common share is computed by dividing the net (loss)/income attributable to common stockholders by the weighted average number of common shares outstanding plus the dilutive effect of warrants and shares issued and outstanding under the Company’s equity incentive plan during the applicable periods and the dilutive effect of convertible securities during the applicable periods as well. The treasury stock method is used to compute the dilutive effect of warrants and shares issued under the Company’s equity incentive plan. The if converted method is used to compute the dilutive effect of shares which could be issued upon conversion of the convertible preferred stock. The two-class method is used for diluted (loss)/earnings per common share when such is the most dilutive method, considering anti – dilution sequencing as per ASC 260. For purposes of the if converted calculation, the conversion price of convertible preferred stock is based on the fixed conversion price or on the average market price when the number of shares that may be issued is variable. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share.

s) Segment reporting: The Company has determined that it operates under two reportable segments, one relating to its operations of its dry bulk carrier vessels and one to the operations of its tanker vessel. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different services. For both segments, the Company reports financial information and evaluates the operations of the two segments by charter revenues and not by the length of ship employment for its customers, i.e. voyage or time charters. Management, including the chief operating decision-makers (or “CODMs”, which consist of the Company’s Chief Executive Officer and the members of its Executive Committee which comprises of the Company’s Chairperson and two more directors of the board), review operating results solely by revenue per day and the operating results of the two fleets. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable. The CODMs are responsible for assessing performance, allocating resources, and making strategic decisions across the Company’s business segments. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements (Note 11).

t) Fair value measurements: The Company follows the provisions of ASC 820 “Fair Value Measurements and Disclosures”, which defines fair value and provides guidance for using fair value to measure assets, liabilities and equity instruments classified in stockholders’ equity. The guidance creates a fair value hierarchy of measurement and describes fair value as the price that would be received to sell an asset or paid to transfer a liability or the consideration to transfer equity interests issued in an orderly transaction between market participants in the market in which the reporting entity transacts. The fair value measurement assumes that an instrument classified in stockholders’ equity is transferred to a market participant at the measurement date. The transfer of an instrument classified in stockholders’ equity assumes that the instrument would remain outstanding, and the market participant takes on the rights and responsibilities associated with the instrument. In accordance with the requirements of accounting guidance relating to Fair Value Measurements, the Company classifies and discloses its assets, liabilities and equity instruments classified in stockholders’ equity carried at the fair value in one of the following categories: Level 1: Quoted market prices in active markets for identical assets or liabilities or equity instruments; Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data; Level 3: Unobservable inputs that are not corroborated by market data.

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
u) Share based payments: The Company issues restricted share awards which are measured at fair value on their grant date and are not subsequently re-measured. That cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Forfeitures of awards are accounted for when and if they occur. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

v) Going concern: The Company follows the provisions of ASC 205-40 “Presentation of financial statements – Going Concern”, which provides guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and on related required footnote disclosures. Management evaluates, at each reporting period, whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the financial statements are issued.

w) Financial instruments, credit losses: At each reporting date, the Company evaluates its financial assets individually for credit losses and presents such assets in the net amount expected to be collected on such financial asset. When financial assets present similar risk characteristics, these are evaluated on a collective basis. When developing an estimate of expected credit losses the Company considers available information relevant to assessing the collectability of cash flows such as internal information, past events, current conditions and reasonable and supportable forecasts. No provision for credit losses were recorded in 2024, 2023 and 2022.

x) Distinguishing liabilities from equity: The Company follows the provisions of ASC 480 “Distinguishing liabilities from equity” to determine the classification of certain freestanding financial instruments as either liabilities or equity. In its assessment, the Company analyzes key features of these financial instruments to determine whether they are more akin to equity or to debt. It then identifies any embedded features in those instruments and examines whether the identified embedded features fall under the definition of a derivative according to the provisions of ASC 815 or whether those features require bifurcation (other than those with de minimis value) or affect classification in permanent equity. Financial instruments meeting the classification of liability are initially measured at fair value and are subsequently remeasured at each balance sheet date with the offsetting adjustments recorded within the consolidated statements of comprehensive loss. Upon settlement or termination, instruments classified as liabilities at fair value are marked to their fair value at the settlement date and then the liability gets settled. The Company values its instruments classified as liabilities using either the Black-Scholes option pricing model or other acceptable valuation models, including the binominal option pricing model.

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
y) Redemption of shares or convertible preferred stock for issuance of shares of common stock: In the case of conversion of preferred stock to common stock, with the conversion feature assessed by the Company at first using the provisions of ASC 480-10-25-14 and then determined as requiring evaluation as a redemption feature (Note 2(z)), the Company follows redemption accounting. A redemption of preferred stock according to its original terms may be paid using cash, other instruments issued by the issuer or other assets (individually and collectively, the consideration) and may include a premium or discount. As per ASC 260-10-S99-2, a premium paid on redemption represents a return similar to a dividend to/from the preferred holder. In particular, when the Company determines that on the redemption date there is a difference in the carrying value of the preferred stock, as compared to the fair value of the common shares issued, that value represents a dividend to/from the preferred holders, which should be deducted from (if a premium) or added to (if a discount) the net (loss)/ income to arrive at the net (loss)/income available to common stockholders (Note 8).

z) Offering expenses: Expenses directly attributable to an equity offering are deferred and offset against the proceeds of the offering within additional paid-in capital, unless the offering is aborted, in which case they are written-off and charged to net (loss)/income. Deferred offering expenses in relation to ongoing offerings that have not materialized as of December 31, 2024, and 2023, amounted to $59 and $59, respectively, and are included in “Deferred charges, net” in the accompanying consolidated balance sheets.

aa) Acquisition transactions: When the Company enters an acquisition transaction, it determines whether the acquisition transaction is a purchase of an asset or this of a business based on the facts and circumstances of the transaction and in accordance with the provisions of ASC 805, Business Combinations. All the Company’s acquisition transactions that took place during the years ended December 31, 2024, 2023 and 2022 were determined as and accounted for as asset acquisitions (Note 5). For asset acquisitions, net assets acquired should be measured following a cost accumulation and allocation model under which the cost of the acquisition is allocated on a relative fair value basis to the qualifying assets acquired. Transaction costs associated with asset acquisitions are capitalized. When the consideration for the assets acquired includes equity interests issued, the Company determines the cost of the assets acquired generally based on the fair value of the consideration given, unless the fair value of the assets acquired is more reliably measurable.

Recent Accounting Pronouncements - Adopted

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which requires a public entity to disclose significant segment expenses and other segment items by reportable segment on an annual basis and expands the extent of interim segment disclosures. The guidance is applied retrospectively to all periods presented in the financial statements, unless it is impracticable to do so. The ASU does not change how a public entity identifies its operating segments, aggregates them, or applies the quantitative thresholds to determine its reportable segments. The Company adopted the new standard with effect from January 1, 2024. The adoption of this ASU affected only the Company’s disclosures, with no impact to its financial condition and results of operations (Notes 2(s) and 11).

Recent Accounting Pronouncements - Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments of this Update require more extensive presentation and disclosure of additional information about specific expense and cost categories on the face of the income statement and in the notes to financial statements at interim and annual reporting periods. The amendments in this Update do not change or remove those presentation requirements or any other current presentation requirements. The amendments in this Update do not change or remove current expense disclosure requirements. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on its consolidated financial statements and related disclosures.

3. Transactions with Related Parties

(a)	Diana Wilhelmsen Management Limited, or DWM:

DWM provides management services for the Company’s dry bulk vessels pursuant to management agreements, as amended, under which each of the dry bulk vessel-owning subsidiaries pays, for each vessel, an aggregate of 1.25% on hire and on freight of the vessel’s gross income per month, plus either (i) $18.5 per month ($20.0 until March 1, 2022)  that the vessel is employed or available for employment or (ii) $9.25 ($10.0 until March 1, 2022)  per month for each month that the vessel is laid-up and not available for employment for at least 15 calendar days during such month. The management agreements, as amended, may be terminated by either party on three months’ prior written notice. DWM, pursuant to a supervision agreement entered on October 1, 2024, also provides the Company’s tanker vessel-owning subsidiary with technical supervision and technical advice services in exchange for a fee of $1 per calendar month, plus reimbursement of expenses. This technical supervision agreement may be terminated by either party on fifteen days’ prior written notice. DWM is deemed a related party to the Company on the basis that certain members of the Company’s board of directors also act as members of the board of directors at DWM. Management fees charged by DWM for the years ended December 31, 2024, 2023, and 2022, amounted to $1,416, $1,319, and $974, respectively. Of the management fees charged by DWM for the years ended December 31, 2024, 2023, and 2022, $1,110, $1,086, and $737, respectively, are included in “Management fees” and $306, $233, and $237, respectively, are included in “Voyage expenses”, in the accompanying consolidated statements of comprehensive loss. Technical supervision fees and expenses charged by DWM for the year ended December 31, 2024, amounted to $11, $5 of which are included in “Deferred charges, net” and $6 of which are included in “Vessel operating expenses” in the accompanying consolidated financial statements. As of December 31, 2024, and 2023, amounts of $21 and $12, respectively, were due to DWM, included in “Due to related parties” in the accompanying consolidated balance sheets.

(b)	Steamship Shipbroking Enterprises Inc. or Steamship:

Steamship provides insurance services to the Company’s dry bulk vessel owning subsidiaries pursuant to management agreement for insurance-related services, and administrative and brokerage services to OceanPal pursuant to an administrative services agreement and a brokerage services agreement, respectively. Under each vessel-owning subsidiary’s insurance management agreement with Steamship, the vessel-owning subsidiary pays Steamship a fixed fee of either (i) $0.5 per month for each month that the vessel is employed or is available for employment or (ii) $0.25 per month for each month that the vessel is laid-up and not available for employment for at least 15 calendar days during such month. These insurance management agreements may be terminated by either party on three months’ prior written notice. Under the brokerage services agreement, the Company pays Steamship a lumpsum commission and 2.5% on the hire agreed per charter party for each dry bulk vessel, provided, however, that the Company and Steamship may agree to commissions on a percentage basis for specific deals. Up to December 31, 2022, as per the terms of the brokerage services agreement, the Company paid Steamship a fixed monthly fee of $95 which, with effect from January 1, 2023, was increased to $150 subject to the provisions of a new brokerage services agreement entered into with Steamship on March 7, 2023, the remaining terms of which remained unaltered. This brokerage services agreement had an initial term of twelve months that commenced on January 1, 2023, and is automatically thereafter renewed for further periods of one calendar year, unless terminated by either party on three months’ prior written notice (Note 15). Under the administrative services agreement entered into between the Company and Steamship, the Company pays Steamship a monthly fee of $10. The administrative services agreement may be terminated by either party on 30 days’ prior written notice. The administrative services agreement had an initial term of twelve months with effect from November 29, 2021, and an automatic further twelve-month renewal term.  On November 29, 2023, the Company entered into a new administrative services agreement with Steamship on substantially the same terms as the expired agreement. Steamship is deemed a related party to the Company on the basis that members of the Company’s board of directors also act as board of directors’ members at Steamship and since January 2023, Steamship is controlled by the Company’s Chairperson.

For the years ended December 31, 2024, 2023 and 2022, insurance and administrative management fees amounted to $149, $150, and $141, respectively, and are included in “Management fees” in the accompanying consolidated statements of comprehensive loss. For the years ended December 31, 2024, 2023 and 2022, aggregate brokerage fees amounted to $2,686, $2,266, and $1,614, respectively. Of the brokerage fees charged by Steamship for the years ended December 31, 2024, 2023, and 2022, $1,800, $1,800, and $1,140, respectively, are included in “General and administrative expenses”, $612, $466, and $474, respectively, are included in “Voyage expenses”, and $274, $nil and $nil, are included in “Loss on sale of vessel” in the accompanying consolidated statements of comprehensive loss. Further, during 2023, in connection with the Company’s chemical tankers’ investment (Note 4), Steamship charged the Company one off brokerage fee amounting to $150 that is included in “Equity method investment” in the accompanying 2023 consolidated balance sheet.

For the years ended December 31, 2024, 2023 and 2022, accrued performance bonuses of $225, $230, and $185 are included in “General and administrative expenses” in the accompanying consolidated statements of comprehensive loss (Note 14(c)). As of December 31, 2024, and 2023, there was an amount of $436 and $462, respectively, due to Steamship, included in “Due to related parties” in the accompanying consolidated balance sheets, regarding outstanding fees for the services provided under the agreements discussed above and also resulting from amounts paid by Steamship on behalf of the Company.

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
(c)	Altair Travel Agency S.A. (“Altair”):

The Company uses from time to time the services of a travel agent, Altair, on which the Company’s Chairperson, holds equity interests. Travel expenses charged by Altair for the year ended December 31, 2024, and 2023, amounted to $63 and $55, respectively, and are mainly included in “Vessel operating expenses” and “Deferred charges, net” in the accompanying consolidated financial statements.

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

(e)	Redemption of Series C Preferred Stock – Diana Shipping Inc. (“DSI”):

On October 17, 2023, pursuant to the provisions of the Series C Preferred Stock statement of designations, DSI exercised its right to redeem 9,793 of its 10,000 Series C Preferred Stock, through the issuance to DSI of 3,649,474 of the Company’s shares of common stock. The redemption rate which was utilized in connection with the redemption of the Series C Preferred Stock was based on the 10-day trailing VWAP of the Company’s common stock, in accordance with the conversion mechanism prescribed in the Series C Preferred Stock statement of designations. As a result of this redemption, the 9,793 Series C preferred shares have been cancelled and retired and 207 Series C Preferred Stock of the Company remained in DSI’s possession. The Company’s valuation determined that the redemption on October 17, 2023 of 9,793 Series C Preferred Stock for the issuance of the above Company’s shares of common stock resulted in an excess value of the shares of common stock of $2,549 or $0.70 per common share, as compared to the carrying value of the Series C Preferred Stock redeemed (which have been recorded at inception at a fair value of $7,414 determined based on valuation obtained by an independent third party for the purposes of the spin-off of the Company by DSI on November 29, 2021), that was transferred to DSI on the measurement date (i.e. October 17, 2023), and thus this value represented a deemed dividend to DSI, that was deducted from the net loss to arrive at the net loss available to common stockholders (Note 8). The fair value of the common shares issued on the measurement date of $9,963 was determined through Level 1 inputs of the fair value hierarchy (quoted market price on the date of the redemption of the Series C Preferred Stock for issuance of common stock). As of December 31, 2024, and 2023, there was no amount due to or from DSI.

(f)	Vessel Acquisitions and issuances of Series D Preferred Stock:

On July 15, 2024, the Company, through Batiki, entered into a memorandum of agreement, as amended, with an entity controlled by a director of the Company, to acquire the M/T Zeze Start for a purchase price of $27,000. The vessel was delivered to the Company on September 9, 2024. Of the agreed purchase price, $18,900 was paid in cash and the $8,100 balance consideration was paid through the issuance on September 11, 2024, of 9,442 shares of the Company’s Series D Preferred Stock (Note 7(c)). Of the agreed cash consideration, $8,000 was paid as of September 30, 2024, whereas, the remaining $10,900 has been agreed, pursuant to a seller’s credit agreement entered between Batiki and the seller on August 13, 2024, to be paid to the seller after the delivery of the vessel but not later than November 26, 2024. The seller’s credit bore interest at the rate of 5.0% per annum and included a covenant that provided for failure to pay credit and interest payable thereto when due.  The seller’s credit was repaid to the seller on November 19, 2024, along with interest amounting to $109, which is presented in “Finance Costs” in the accompanying 2024 consolidated statement of comprehensive loss. The vessel’s cost was accounted for at $27,500 pursuant to the provisions of ASC 805, representing the fair value of the asset acquired. The vessel acquisition was approved by a committee of independent members of the Company’s Board of Directors.

On June 13, 2022, and February 1, 2023, pursuant to the exercise of the right of first refusal entered, upon the spin-off consummation of the Company by Diana Shipping Inc. (or “DSI”) in November 2021, the Company through Darrit and Fiji entered into two separate Memoranda of Agreement with DSI, as amended, to acquire the Capesize M/V Baltimore and the Panamax M/V Melia, for purchase prices of $22,000 and $14,000, respectively. Of the agreed purchase price for each vessel, $4,400 for the M/V Baltimore and $4,000 for the M/V Melia was paid in cash upon signing of each Memorandum of Agreement and the remaining amounts, were paid upon delivery of each vessel to the Company, on September 20, 2022 and February 8, 2023, respectively, in the form of 25,000 and 13,157 shares of the Company’s Series D Preferred Stock, respectively (Note 7(c)). The vessels’ cost was accounted for at $22,000 and $14,000, respectively, pursuant to the provisions of ASC 805. The Series D Preferred Stock has been recorded at a fair value of $17,600 and $10,000, respectively determined based on valuations obtained by an independent third party for the purposes of the transactions (Note 7(c)). Each of the vessel acquisitions was approved by a committee of independent members of the Company’s Board of Directors.

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

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
(g)	Support Agreement with Sphinx Investment Corp (“Sphinx”):

On May 17, 2024, the Company entered into a support agreement with Sphinx, a company affiliated with Mr. George Economou, which as of the latest publicly reported date (April 26, 2024), owned 14.1% of the Company’s outstanding common stock (the “Support Agreement”). The Support Agreement was unanimously approved by the Company’s Board. Pursuant to the Support Agreement, Sphinx has agreed to withdraw its shareholder proposals and director nominations contained in its prior notice delivered to the Company in respect of the Company’s 2024 Annual Meeting of Shareholders, held on May 17, 2024, and to commit to voting in favor of the Board’s slate of recommended directors and with respect to certain other proposals at each Company shareholder meeting through the 2029 annual meeting of the Company’s shareholders. In addition, Sphinx and the Company have agreed on a non-binding basis to a structure for the provision by Mr. Economou of strategic advice to the Board with respect to future opportunities for creating shareholder value. In exchange for Sphinx’s support and for the reimbursement of certain of its out of pocket and other expenses, the Company agreed to pay Sphinx a non-refundable sum of $6,750 which is presented in “Support Agreement costs” in the accompanying 2024 consolidated statement of comprehensive loss. Pursuant to the Support Agreement, the Company agreed not to convert, among other securities, preferred shares held by its directors and officers into common shares from the time of the execution of the Support Agreement to the first anniversary thereof. The agreement also includes customary standstill provisions, mutual releases, and non-disparagement terms, among others.

(h)	Sea Transportation Inc. (“START”)

On September 2, 2024, Batiki entered into a commercial services agreement with START, a company controlled by a director of the Company, pursuant to which the latter provides commercial services to M/T Zeze Start, for (i) a fixed fee of $0.3 per day, and (ii) 3.0% on the vessel’s revenues. The commercial services agreement may be terminated by either party giving two months’ notice. For the year ended December 31, 2024, aggregate commercial service fees amounted to $51, of which $17 are included in “Voyage expenses” and $34 are included in “Management fees” in the accompanying consolidated statements of comprehensive loss. As of December 31, 2024, there was an amount of $1 due to Start, included in “Due to related parties” in the accompanying 2024 consolidated balance sheet.

4. Equity Method Investment

On August 29, 2023, the Company agreed to make a 27.5% investment in a Norwegian limited liability company, RFSea, that is constructing under separate newbuilding contracts, two 6,600 dwt methanol-ready, stainless steel chemical tankers, with expected delivery dates between the fourth quarter of 2025 and the first quarter of 2026. As a result of entering this transaction, the Company committed an aggregate amount of $4,125, due in three equal installments of $1,375 each. The first installment was paid in September 2023, the second in October 2024 and the last installment was paid in March 2025 (Note 14). In assessing the accounting treatment of this transaction, the Company evaluated ASC 810 and concluded that RFSea was at inception of the transaction and continued as of December 31, 2024, to be a VIE and that the Company does not individually have the power to direct the activities of the VIE that most significantly affect its performance. The noncontrolling interest of 27.5% into RFSea was accounted for under the equity method due to the Company’s significant influence over RFSea. As of December 31, 2024, and 2023, the investment in RFSea amounted to $2,970 and $1,645, respectively, and is included in “Equity method investment” in the accompanying consolidated balance sheets.

For the years ended December 31, 2024, and 2023, the loss and gain from this investment amounted to $50 and $2, respectively, and is presented in “(Loss)/Gain on equity method investment” in the accompanying consolidated statements of comprehensive loss. Furthermore, during 2023, the Company incurred net transaction costs in connection with this transaction which amounted to $268 and are presented in “Equity method investment” in the accompanying 2023 consolidated balance sheet. The Company’s maximum exposure to a loss as a result of its investment in RFSea, is limited to its committed amounted in this investment, $4,125.

5. Vessels, net

The amounts reflected in “Vessels, net” in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2022	$68,776	$(5,104)	$63,672
-Vessel acquisition	14,064	-	14,064
-Additions for improvements	304	-	304
- Depreciation for the year	-	(6,940)	(6,940)
Balance, December 31, 2023	$83,144	$(12,044)	$71,100
- Vessel acquisition	27,506	-	27,506
- Vessels’ impairment	(6,164)	3,511	(2,653)
- Vessel disposal	(22,024)	3,164	(18,860)
- Depreciation for the year	-	(5,830)	(5,830)
Balance, December 31, 2024	$82,462	$(11,199)	$71,263

Vessel acquisitions

In February 2023, Fiji entered into a memorandum of agreement, as amended, to purchase from DSI, the Panamax dry bulk carrier M/V Melia, for the purchase price of $14,000 pursuant to the right of first refusal granted by DSI (Notes 3(f) and 7(c)). The vessel was delivered to the Company on February 8, 2023.

On July 15, 2024, Batiki entered into a memorandum of agreement, as amended, to purchase from an entity controlled by one of the Company’s directors, the M/T Zeze Start, for a purchase price of $27,000 (Notes 3(h) and 7(c)). The vessel was delivered to the Company on September 9, 2024. As also noted under Note 3(f) above, the vessel’s cost was accounted for at $27,500.

For the years ended December 31, 2024, and 2023, pre-delivery expenses amounted to $6 and $64, respectively.

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
Vessel disposal

On April 30, 2024, the Company, through its wholly owned subsidiary Darrit, entered into an agreement with an unrelated party to sell the vessel M/V Baltimore for a sale price of $18,250, before commissions and other sale expenses. On April 25, 2024, according to the provisions of ASC 360, the vessel was classified in current assets as “Vessel held for sale” and was measured at its fair value (as determined through Level 1 inputs of the fair value hierarchy by reference to its agreed sale price as per the memorandum of agreement terms) less estimated costs to sell, which was lower than the vessel’s carrying amount. Such classification resulted in an impairment loss of $1,087 which is separately presented in “Impairment loss” in the accompanying 2024 consolidated statement of comprehensive loss. The fair value of the impaired vessel as of its impairment date was $18,250. The vessel was delivered to its buyers on November 19, 2024. Upon conclusion of the sale, the Company recognized an additional loss of $7 representing additional expenses related to the sale, which is separately reflected in “Loss of sale of vessel” in the accompanying 2024 consolidated statement of comprehensive loss.

Vessels’ impairment

During 2024, the carrying value of two vessels was impaired as a result of the Company’s impairment exercise. More specifically, an impairment loss of $1,307 and $3,728 was recognized for the vessels M/V Melia, and M/T Zeze Start, respectively, that were classified as held and used as at December 31, 2024, as the Company’s impairment exercise concluded that their carrying values were not recoverable as of that date. The carrying value plus unamortized dry-docking costs of the M/V Melia and the M/T Zeze Start prior to the impairment amounted to $11,667 and $29,108, respectively. The vessels were measured at fair value on a non-recurring basis based on Level 2 inputs of the fair value hierarchy by making use of available market data. The aggregate fair value of the impaired vessels as of their impairment date was $35,740. The aggregate impairment loss recognized by the Company during the year ended December 31, 2024, amounted to $6,122 which is presented in “Impairment loss” in the accompanying 2024 consolidated statement of comprehensive loss (Note 11).

Aggregate impairment charges for the year ended December 31, 2024, for the dry bulk and tanker segments amounted to $2,394 and $3,728, respectively (Note 11).

Vessel improvements

Vessel improvements mainly relate to the implementation of ballast water treatment system and other works necessary for the vessels to comply with new regulations and be able to navigate to additional ports. During 2024 and 2023, the additions to vessels’ cost amounted to $nil and $304, respectively.

Change in scrap rate estimate

Effective July 1, 2023, the Company changed the estimated scrap rate of all of its vessels from $250 per lightweight ton to $400 per lightweight ton. This change was made because the historical scrap rates over the past ten years have increased and as such the $250 rate was no longer considered representative. For 2024, this increase in the vessels’ salvage value reduced depreciation and net loss by approximately $1,538 and basic and diluted loss per share by approximately $0.21 and $0.21, respectively. For 2023, it reduced depreciation and net loss by approximately $917 and basic and diluted loss per share by approximately $0.28 and $0.27, respectively.

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

The Company has an open balance from a dispute with one charterer for revenues recognized during 2022, which as of December 31, 2024, and 2023 amounted to $116 and is included in Prepaid expenses and other assets, net, in the accompanying consolidated balance sheets. In connection with the respective open case, the Company estimated as of December 31, 2023, that loss contingencies of $19 could arise, and has further established allowance for doubtful accounts of $75, included in “Other operating loss/(income)” in the accompanying 2023 consolidated statement of comprehensive (income)/loss. No additional loss contingency or allowance was recorded in 2024.

In May 2024, in connection with its previously outstanding balance as of December 31, 2023 regarding another dispute with one of its charterers amounting to $120, the Company reached an amicable settlement in the amount of $111 and recorded, as a result, in the year ended December 31, 2024, an additional loss of $9 which is included in “Other operating (income)/loss” in the accompanying 2024 consolidated statement of comprehensive loss.

(b)          As of December 31, 2024, all of the Company’s dry bulk vessels (apart from the M/V Melia which was undergoing dry-dock repairs) were fixed under time charter agreements, considered as operating leases and accounted for as per the provisions of ASC 842, while the newly acquired tanker vessel was idle. The minimum contracted revenues expected to be generated (gross of charterers’ commissions), based on the existing commitments to non-cancelable time charter contracts as of December 31, 2024, and until their earliest expiration dates, all falling within the first quarter of 2025, were estimated at $315.

(c)          As of December 31, 2024, the total contractual obligations in connection with the Company’s chemical tankers’ investment amounted to $1,375, which was paid in March 2025 (Notes 4 and 14).

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
7. Capital Stock and Changes in Capital Accounts

(a)	Common Stock

As of December 31, 2024, and 2023, 7,504,982 and 7,448,601, respectively, shares of common stock were issued and outstanding (all shares of common stock in registered form).

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
For the years ended December 31, 2024, 2023 and 2022
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
For the years ended December 31, 2024, 2023 and 2022
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

As of December 31, 2023, all of the 2,700,000 prefunded warrants issued in the February 2023 Registered Direct Offering had been exercised. Further, during 2023, the Company received notices of alternative cashless exercises for all the 15,000,000 private placement warrants issued in the Concurrent Private Placement which resulted in the issuance of 562,501 shares of common stock.

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
The Company in its assessment for the accounting of the Class B warrants, private placement warrants, and the prefunded warrants issued in the February 2023 Registered Direct Offering and the Concurrent Private Placement, has taken into consideration the provisions enumerated under ASC 480 and ASC 815 (Note 2(x)). With regards to the Class B warrants and the prefunded warrants, the Company determined that they are out of the scope of ASC 480 and, by further analyzing their key features, that classification in permanent equity is appropriate and no features required bifurcation. In its assessment of the accounting treatment of the private placement warrants, the Company determined that the alternative cashless exercise of the private placement warrants precluded them from being considered indexed to the Company’s stock. In this respect, the Company initially recorded the private placement warrants as noncurrent liabilities at their fair value under Warrants’ liability on the accompanying consolidated balance sheet, with subsequent changes in their respective fair values recognized in line “Changes in fair value of warrants’ liability” in the accompanying 2023 consolidated statement of comprehensive loss. Estimating fair values of liability-classified financial instruments requires the development of estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. In addition, option-based techniques are highly volatile and sensitive to changes in the trading market price of the Company’s common stock. Because liability-classified financial instruments are recorded at fair value, the Company’s financial results reflected the volatility and changes in these estimates and assumptions until the respective liability was fully extinguished. As of the date the Company completed the 2023 February Registered Direct Offering and the concurrent private placement (i.e. February 10, 2023), the private placement warrants were valued using the Black-Scholes option pricing model at a fair value of $7,504 in aggregate, while the remaining gross proceeds of the offering amounting to $7,619 (net proceeds of $6,699) were allocated to common shares, prefunded warrants, and Class B warrants using the residual value method. Issuance costs amounting to $909 were expensed using the pro rata method by taking into account the portion of the liability recorded at inception and are included in “Finance costs” in the accompanying 2023 consolidated statement of comprehensive loss. As mentioned above, pursuant to the exercises of all the private placement warrants during 2023, on an alternative cashless basis for 562,501 shares of common stock, the warrants were marked to their fair value at their respective settlement dates and then the respective warrants’ liability aggregating to an amount of $1,282 got settled with relevant transfers of $6 to par value and $1,276 to additional paid-in-capital within the accompanying consolidated statement of stockholders’ equity for the year ended December 31, 2023. The gain of $6,222 resulting from the settlement of the warrants’ liability throughout the period was accounted for as a change in fair value of the warrants’ liability and is presented in “Change in fair value of the warrants’ liability” in the accompanying 2023 consolidated statement of comprehensive loss. The private placement warrants’ fair value as of their initial measurement and subsequent settlement dates per discussion above, was determined through Level 3 inputs of the fair value hierarchy as determined by management. The Company weighed the probability that such warrants were alternatively cashless exercised for common shares in the initial fair value measurement of the private placement warrants, while the Black-Scholes option pricing model was applied under the following assumptions: (a) expected volatility (b) risk free rate (c) market value of common stock of, which was the current market price at each fair value measurement date. Fair value sensitivity was driven by the stock price at the time of valuation and is limited in terms of the other parameters.

As of December 31, 2024, and 2023, pursuant to the January 2022 Offering, 14,474,000 Class A warrants to purchase 72,370 shares of common stock remained available for exercise at an exercise price of $154.00 dollars per common share. As of December 31, 2024, all the 15,000,000 Class B warrants to purchase an aggregate 750,000 common shares in the February 2023 Registered Direct Offering remained available for exercise at an exercise price of $20.20 dollars per common share.

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
(c)	Preferred Stock

As of December 31, 2024, and 2023, the Company’s authorized preferred stock consisted of 100,000,000 shares of preferred stock, par value $0.01 per share, designated as Series A Participating Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock. As of December 31, 2024, and 2023, there were no Series A Participating Preferred Stock issued and outstanding.

(i)	Series B Preferred Stock

As of December 31, 2024, and 2023, the Company had outstanding 500,000 Series B Preferred Stock, with par value $0.01 per share, issued to DSI. The Series B Preferred Stock votes with the common shares of the Company, and each share of Series B Preferred Stock entitles the holder thereof to 2,000 votes on all matters on which the Company’s stockholders are entitled to vote of up to 34% of the total number of votes entitled to be cast for all matters for which the Company’s stockholders are entitled to vote on, but with no economic rights. To the extent the aggregate voting power of any holder of Series B Preferred Stock, together with any affiliate of such holder, would exceed 49% of the total number of votes that may be cast on any matter submitted to a vote of the Company’s stockholders, the number of votes of the Series B Preferred Stock shall be automatically reduced so that such holder’s aggregate voting power, together with any affiliate of such holder, is not more than 49%. Furthermore, the Series B Preferred Stock has no dividend, distribution or liquidation rights and cannot be transferred without the consent of the Company except to the holder’s affiliates or successors.

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
(ii)	Series C Preferred Stock

The Series C Preferred Stock, with liquidation preference $1,000 per share, has no voting rights except (1) in respect of amendments to the articles of incorporation which would adversely alter the preferences, powers or rights of the Series C Preferred Stock or (2) in the event that the Company proposes to issue any parity stock if the cumulative dividends payable on outstanding Series C Preferred Stock are in arrears or any senior stock. Also, holders of Series C Preferred Stock, rank prior to (i) the holders of common shares, (ii) if issued, any Series A Participating Preferred Stock, the Series B Preferred Stock and (iii) any other class or series of capital stock established after their original issuance date with respect to dividends, distributions and payments upon liquidation. The Series C Preferred Stock has a cumulative preferred dividend accruing from the date of original issuance which is payable on the 15th day of January, April, July and October of each year at the dividend rate of 8.0% per annum, and is convertible into common shares at the holders’ option commencing upon the first anniversary of the original issuance date, at a conversion price equal to the lesser of $1,300.00 (subject to change under anti-dilution provisions) and the 10-trading day trailing VWAP of the common shares, or at any time after their issuance date in case of any fundamental change (i.e. liquidation, change of control, dissolution or winding up of the affairs) of the Company. The Series C Preferred Stock is also optionally redeemable at the holder’s option in case of fundamental change, if the holder does not exercise its conversion right discussed above, and optionally redeemable at the option of the holder in case of certain corporate events as defined in the statement of designations of the Series C Preferred Stock. The holder, however, is prohibited from converting the Series C Preferred Stock into common shares to the extent that, as a result of such conversion, the holder (together with its affiliates) would beneficially own more than 49% of the total outstanding common shares of the Company.

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

On April 15, 2022, March 7, 2023, and February 21, 2024, the Company awarded and granted its directors with 1,982, 3,332 and 3,332, respectively, shares of Series C Preferred Stock, as per the terms of the amended and restated Equity Incentive Plan (refer to (iv) below).

On October 17, 2023, DSI elected to redeem 9,793 of the 10,000 Series C Preferred Stock issued to DSI in the Company’s spin-off transaction from DSI that was completed on November 29, 2021. The 10,000 Series C Preferred Stock issued in the spin-off transaction have been recorded at inception at a fair value of $7,570 determined based on valuation obtained by an independent third party for such purpose.

As of December 31, 2024, the Series C Preferred Stock remained outside the scope of ASC 480, classified as permanent equity, while all features requiring bifurcation under ASC 815 at inception, were determined of de minimis value upon reassessment as of December 31, 2024.

As of December 31, 2024, and 2023, the Company had 8,853 and 5,521, respectively, shares of Series C Preferred Stock issued and outstanding with par value of $0.01 per share. As of December 31, 2024, 4,998 shares of Series C Preferred Stock awarded under the amended and restated 2021 Equity Incentive Plan remained unvested.

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
Dividend payments and declarations on Series C Preferred Stock:

During the year ended December 31, 2024, the Company declared and paid cash dividends on its Series C preferred stock of $80 per share, aggregating the amount of $681 and $614, respectively.

During the year ended December 31, 2023, the Company declared and paid cash dividends on its Series C preferred stock of $80 per share, aggregating the amount of $991 and $1,121, respectively.

(iii)	Series D Preferred Stock

The Series D Preferred Stock, with liquidation preference $1,000 per share, has no voting rights except (1) in respect of amendments to the articles of incorporation which would adversely alter the preferences, powers or rights of the Series D Preferred Stock or (2) in the event that the Company proposes to issue any parity stock if the cumulative dividends payable on outstanding Series D Preferred Stock are in arrears or any senior stock. Also, holders of Series D Preferred Stock, rank equal to Series C Preferred Stock, prior to (i) the holders of common shares, (ii) if issued, any Series A Participating Preferred Stock, and any Series B Preferred Stock and (iii) any other class or series of capital stock established after their original issuance date with respect to dividends, distributions and payments upon liquidation. The Series D Preferred Stock has a cumulative preferred dividend accruing from the date of original issuance which is payable on the 15th day of January, April, July and October of each year at the dividend rate of 7.0% per annum, and is convertible into common shares at the holders’ option at any time after the original issuance date, at a conversion price equal to the 10-trading day trailing VWAP of the common shares. The Series D Preferred Stock is also optionally redeemable at the holder’s option in case of fundamental change or in case of certain corporate events as defined in the statement of designation of the Series D Preferred Stock. Holders of the Series D Preferred Stock, however, are prohibited from converting the Series D Preferred Stock into common shares to the extent that, as a result of such conversion, holders (together with their affiliates) would beneficially own more than 49% of the total outstanding common shares of the Company.

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
Issuances of Series D Preferred Stock:

As discussed under Note 3(f) above, as partial consideration for the acquisition of the M/T Zeze Start, the Company issued on September 11, 2024, 9,442 shares of Series D Preferred Stock, with par value $0.01 per share, at a stated value of $1,000 per share with liquidation preference at $1,000 (i.e., $9,442 aggregate liquidation preference). The Series D Preferred Stock is not mandatorily redeemable and does not meet any other criteria under ASC 480 to be classified as liability and under the Company’s assessment are classified in equity, according to the Company’s accounting policy. In particular, the Company assessed that certain of the features requiring bifurcation under ASC 815 had de minimis value at inception, while others were clearly and closely related to the host instrument thus no bifurcation was required.

Further, as partial consideration for the acquisitions of the M/V Baltimore and the M/V Melia, the Company issued on September 21, 2022, and on February 8, 2023, 25,000 and 13,157 shares of Series D Preferred Stock, respectively, with par value $0.01 per share, at a stated value of $1,000 per share with liquidation preference at $1,000 (i.e., $25,000 and $13,157 aggregate liquidation preference, respectively). DSI declared two separate special stock dividends of the M/V Baltimore and the M/V Melia Series D Preferred Stock issued to it as part of these transactions, to all of its common stockholders as of certain record dates (the “Baltimore Stock Dividend” and the “Melia Stock Dividend”, respectively, and, together, the “Special Stock Dividends”), through offering to convert the shares of the Company’s Series D Preferred Stock into the Company’s shares of common stock on the Baltimore Stock Dividend and the Melia Stock Dividend payment dates and distributing the Company’s shares of common stock to each of its common stockholders. DSI common stockholders, in their sole discretion, were given the opportunity to opt out, in whole but not in part, of the conversion of the shares of Series D Preferred Stock into the Company’s shares of common stock and instead receive shares of Series D Preferred Stock in connection with the Special Stock Dividends. On December 15, 2022, and June 9, 2023, in connection with the Special Stock Dividends, 15,828 and 8,590, respectively, of the Company’s Series D Preferred Stock were redeemed through the issuance of 360,055 and 1,977,106, respectively, of the Company’s shares of common stock, whereas 9,172 and 4,567 shares of the Company’s Series D Preferred Stock, respectively, were distributed to DSI stockholders. Because the value the holders received upon conversion was not based on the price of the common shares and the Series D Preferred Stock settled by providing the holders with a variable number of common shares with an aggregate fair value that equaled the stock instrument’s liquidation preference, the Company assessed that, for accounting purposes, such separate transactions should be considered as redemptions of the Series D Preferred Stock, rather than conversions. The redemption rate which was utilized in connection with each of the two distributions of the Series D Preferred Stock was based on the 10-day trailing VWAP of the Company’s common stock at each election deadline date (i.e., December 13, 2022, and May 25, 2023, respectively) in accordance with the Series D Preferred Stock statement of designations. The Company’s valuations determined that the redemptions on December 15, 2022 and on June 9, 2023, of 15,828 and 8,590 Series D Preferred Stock for the issuance of 360,055 and 1,977,106, respectively, of the Company’s shares of common stock, resulted in an excess value of the shares of common stock of $134 and $154, respectively, or $0.0372 and $0.0779 per share of common stock, respectively as compared to the fair value of the Series D Preferred Stock redeemed, that was transferred from the Series D Preferred Stock holders to the common holders on each measurement date (i.e. December 15, 2022 and June 9, 2023, respectively), and that this value represented a deemed dividend to the common holders, that should be deducted from the net loss to arrive at the net loss available to common stockholders (Note 8). The fair value of the common shares issued on each measurement date (i.e., December 15, 2022, and June 9, 2023, respectively) of $11,277 and $6,683, respectively, was determined through Level 1 inputs of the fair value hierarchy (quoted market price on the date of the redemption of the Series D Preferred Stock for issuance of common stock).

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
For the years ended December 31, 2024, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
Other Series D Preferred Stock redemptions:

During 2024, holders of the Company’s Series D preferred stock unaffiliated with the Company, exercised their right to redeem 97 Series D Preferred Stock to common stock, resulting in the issuance of 56,381 shares of common stock of the Company and a deemed dividend of $26 to Series D preferred holders, being the excess value of the shares of common stock of as compared to the fair value of the Series D Preferred Stock redeemed.
During 2023, one holder of the Company’s Series D preferred stock, unaffiliated with the Company, exercised his right to redeem one share of Series D Preferred Stock to common stock, resulting in the issuance of 385 shares of common stock of the Company.

Following the conclusion of the above transactions, as of December 31, 2024, and 2023, the Company had 23,083 and 13,738, respectively, shares of Series D Preferred Stock issued and outstanding.

As of December 31, 2024, the Series D Preferred Stock remained outside the scope of ASC 480, classified as permanent equity, while all features requiring bifurcation under ASC 815 had de minimis value upon reassessment as of December 31, 2024.

Dividend payments and declarations on Series D Preferred Stock:

During the year ended December 31, 2024, the Company declared and paid cash dividends on its Series D preferred stock of $70 per share, aggregating the amount of $1,022 and $1,022, respectively.

During the year ended December 31, 2023, the Company declared and paid cash dividends on its Series D preferred stock of $70 per share, aggregating the amount of $968 and $968, respectively.

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
(iv)	Equity Incentive Plan

On March 23, 2022, the Company’s 2021 Equity Incentive Plan was amended and restated to, among other things, permit grants of Series C Preferred Stock thereunder, in an aggregate amount of up to 10,000 shares. On April 10, 2024, the Company further amended and restated its 2021 Equity Incentive Plan so that the maximum aggregate number of shares of common stock that may be delivered pursuant to awards granted under the 2021 Equity Incentive Plan, as amended and restated, is 2,000,000 (Note 14).

The Company assessed the issuance of the Series C Preferred Stock and their features pursuant to these awards and concluded that they should be classified in permanent equity with no embedded derivative requiring bifurcation other than those that were assessed with de minimis value.

A summary of the Company’s restricted stock awards pursuant to the amended and restated Equity Incentive Plan as of December 31, 2022, 2023 and 2024, and the movement during these years are presented below.

Summary of Series C Preferred Stock awards

Issuance date	Series C shares awarded/issued	Fair value of award	Vesting period	Valuation method used	Discount factor applied	Risk free rate applied	Beta applied	Equity market average return applied
15 April 2022	1,982	$1,590	2 years	Dividends’ Present value (1) plus liquidation proceeds	12.7%	1.0%	1.3	10.0%
7 March 2023	3,332	$2,679	2 years	Dividends’ Present value (1) plus liquidation proceeds	12.5%	3.4%	1.3	10.4%
21 February 2024	3,332	$2,800	2 years	Dividends’ Present value (2) plus liquidation proceeds	9.3%	4.25%	0.8	10.5%

(1)	Assuming the shares are held until the end of the vessels’ useful life
(2)	Assuming the shares are held in perpetuity

The fair value of all Series C Preferred Stock restricted stock awards was determined based on valuations obtained by an independent third party for the purposes of these transactions.

Movement of Series C Preferred Stock awards

	Number of shares of Series C Preferred Stock	Weighted average grant-date fair value
Unvested as of December 31, 2023	4,323	$793
Granted	3,332	840
Vested	(2,657)	786
Unvested as of December 31, 2024	4,998	$828

As of December 31, 2024, 1,354 shares of Series C Preferred Stock remained reserved for issuance according to the Company’s amended and restated Equity Incentive Plan (Note 14). For the years ended December 31, 2024, 2023, and 2022, compensation cost on restricted stock awards amounted to $2,776, $1,893, and $568, respectively, and is included in “General and administrative expenses” in the accompanying consolidated statements of comprehensive loss. As of December 31, 2024, and 2023, the total unrecognized compensation cost relating to the Company’s outstanding restricted stock awards was $1,832 and $1,808, respectively. As of December 31, 2024, and 2023, the average period over which the total compensation cost related to non-vested restricted stock, was expected to be recognized, was 0.66 years and 0.73 years, respectively.

(v)	Series E Preferred Stock

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

The Series E Preferred Stock is classified in equity, in accordance with the Company’s accounting policy (Note 2(x)). Upon its initial assessment, the Company followed the provisions of ASC 480 “Distinguishing liabilities from equity” in order to assess the classification of the Series E Preferred Stock as well as that of their embedded features and determined that the Series E Preferred Stock should be classified as permanent equity. In particular, the Company assessed that certain of the aforementioned embedded features requiring bifurcation under ASC 815 had de minimis value at inception and in each subsequent measurement date, while other fell under the scope exceptions from derivative accounting, thus no bifurcation was required. As of December 31, 2024, the Series E Preferred Stock remained outside the scope of ASC 480, classified as permanent equity, while all features requiring bifurcation under ASC 815 had de minimis value upon reassessment as of December 31, 2024.

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
8. Loss per Common Share

All of the Company’s issued and outstanding common stock (including any restricted shares issued under the Company’s amended and restated equity incentive plan) have equal rights to vote and participate in dividends, subject to forfeiture provisions as set forth in the respective stock award agreements, as applicable. Furthermore, the Class A warrants are entitled to receive dividends, if and when declared, which are not refundable, and therefore are considered participating securities for basic earnings per share calculation purposes. The Class A warrants do not participate in losses. For the year ended December 31, 2024, the Company declared and paid aggregate cash dividends on its Series C preferred stock of $681 and $614, respectively. With regards to the Series D preferred stock, during the year ended December 31, 2024, the Company declared and paid aggregate cash dividends of $1,022, which excludes any amounts accrued in prior periods, as applicable. Also, during the year ended December 31, 2024, certain Series D preferred stockholders redeemed 97 shares of Series D preferred stock, for which the Company recorded deemed dividend amounting to $26. For the year ended December 31, 2023, the Company declared and paid aggregate cash dividends on its Series C preferred stock of $991 and $1,121, respectively. With regards to the Series D preferred stock, during the year ended December 31, 2023, the Company declared and paid aggregate cash dividends of $968, which excludes any amounts accrued in prior periods, as applicable. Also, during the year ended December 31, 2023, in connection with the M/V Melia Stock Dividend and the DSI Series C preferred stock redemption, the Company recorded deemed dividends amounting to $154 and $2,549, respectively (Note 7(c)). No dividends were declared on the Company’s common stock and its Class A warrants during 2024 and 2023. For the year ended December 31, 2022, the Company declared and paid aggregate cash dividends to its common and Class A warrants’ holders of $2,089 and $1,012, respectively. Further, in the same year, the Company declared and paid aggregate cash dividends on its Series C preferred stock of $950 and $780, respectively. With regards to the Series D preferred stock, during 2022, the Company declared and paid aggregate cash dividends of $117, which excludes any amounts accrued in prior periods, as applicable. Also, during 2022, in connection with the M/V Baltimore Stock Dividend, the Company recorded a deemed dividend amounting to $134.

For the year ended December 31, 2024, the calculation of basic loss per share does not treat the non-vested shares (considered non-participating securities) as outstanding until the time/service-based vesting restrictions have lapsed. The dilutive effect, if any, of the Company’s share-based compensation arrangements (following assumed conversion of the Series C preferred stock to common under the “if converted method”) and the Class A and Class B warrants is computed using the treasury stock method, which assumes that the “proceeds” upon exercise of these awards or warrants are used to purchase common shares at the average market price for the period. The dilutive effect, if any, from the conversion of outstanding Series C and Series D preferred stock is calculated with the “if converted” method, to the extent that such conversion would not result in beneficial ownership by the preferred stockholders of more than 49% of the total outstanding common shares of the Company, in accordance with the terms of the respective agreements governing the Series C and Series D preferred stock. The dilutive effect, if any, from the conversion of outstanding Series E Preferred Stock is calculated with the “if converted” method, to the extent the contingencies triggering such conversion are satisfied by the end of the reporting period. Incremental shares are the number of shares assumed issued under the i) treasury stock method and the ii) “if converted” method weighted for the periods the non-vested shares, warrants and convertible preferred stock were outstanding. During the year ended December 31, 2024, no incremental shares were calculated from the application of the treasury stock method on i) the Class A and Class B warrants and ii) the share-based compensation arrangements (following assumed conversion of the Series C Preferred Stock to common under the “if converted” method) and the “if converted” method for the Series C and Series D preferred stock, because to do so would be anti-dilutive. In addition, for the year ended December 31, 2024, the Company has not applied the if converted method to the Series E Preferred Stock, since none of the contingencies triggering such conversion were met as of December 31, 2024. For the year ended December 31, 2023, the computation of diluted earnings per share reflects the potential dilution resulting from the exercise of the private placement warrants issued, amongst other securities, as part of the February 2023 Registered Direct Offering and Concurrent Private Placement fully exercised until September 29, 2023, using the treasury stock method which resulted in 56,688 common shares. No incremental shares were calculated for the year ended December 31, 2023 from the application of the treasury stock method for the Class A warrants, the Class B warrants, and the share-based compensation arrangements (following assumed conversion of the Series C Preferred Stock to common under the “if converted” method) and the “if converted” method for the Series C and Series D preferred stock, as the effect of such shares would be anti-dilutive. Similarly, for the year ended December 31, 2022, no incremental shares were calculated from the application of the treasury stock method for i) the Class A warrants and ii) the share-based compensation arrangements (following assumed conversion of Series C Preferred Stock to common under the “if converted method”) and the “if converted” method for the Series C and Series D preferred stock as the effect of such shares was anti-dilutive.

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
Also, net loss in each year is adjusted by the amount of dividends declared and/or accumulated on the Series C and D preferred stock, deemed dividends on the Series C and Series D preferred stock in connection with redemptions incurred in the year, dividends on Class A warrants and undistributed earnings on Class A warrants, as applicable in each year, as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
Net loss and comprehensive loss	$(17,862)	$(1,977)	$(326)
Less deemed dividend upon redemption of Series C Preferred Stock	-	(2,549)	-
Less deemed dividend upon redemption of Series D Preferred Stock	(26)	(154)	(134)
Less dividends on Series C Preferred Stock	(681)	(991)	(950)
Less dividends on Series D Preferred Stock	(1,160)	(1,036)	(252)
Less dividends on Class A warrants	-	-	(1,012)
Net loss and comprehensive loss attributable to common stockholders for basic loss per share purposes	$(19,729)	$(6,707)	$(2,674)
Less changes in fair value of warrants’ liability	-	(6,222)	-
Net loss and comprehensive loss attributable to common stockholders for diluted loss per share purposes	$(19,729)	$(12,929)	$(2,674)

Weighted average number of common stock, basic	7,465,136	3,315,519	155,655
Effect of dilutive securities	-	56,688	-
Weighted average number of common stock, diluted	7,465,136	3,372,207	155,655

Loss per share, basic	$(2.64)	$(2.02)	$(17.18)
Loss per share, diluted	$(2.64)	$(3.83)	$(17.18)

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
9. Vessel Revenues

The following table includes the voyage revenues earned by the Company by type of contract (time charter, voyage charter) in each of the years ended December 31, 2024, 2023 and 2022, as presented in the accompanying consolidated statements of comprehensive loss:

	December 31, 2024	December 31, 2023	December 31, 2022
Time charter revenues	24,768	18,957	19,085
Voyage charter revenues	934	-	-
Total Vessel Revenues	$25,702	$18,957	$19,085

As of December 31, 2024, trade accounts receivable related to voyage charters amounted to $40.

10. Vessel Operating Expenses

The amounts reflected in “Vessel Operating expenses” in the accompanying consolidated statements of comprehensive loss are analyzed as follows:

	December 31,	December 31,	December 31,
Vessel Operating Expenses	2024	2023	2022
Crew & crew related costs	$6,235	$5,254	$3,770
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	2,828	2,865	1,769
Lubricants	660	638	415
Insurances	816	781	534
Annual taxes and registration fees	255	232	151
Other	1,692	651	241
Total Vessel operating expenses	$12,486	$10,421	$6,880

11. Segment information

The Company has determined that it operates under two reportable segments from which it derives its revenues, the dry bulk segment and the tanker segment. The table below presents information about the Company’s reportable segments for the year ended December 31, 2024. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s consolidated financial statements. Segment results are evaluated based on income/(loss) from operations.

	December 31, 2024			December 31, 2023	December 31, 2022
	Dry Bulk segment	Tanker segment	Total	Dry Bulk segment	Dry Bulk segment
-Time charter revenues	$24,768	$-	$24,768	$18,957	$19,085
-Voyage charter revenues	-	934	934	-	-
Vessel revenues, net	$24,768	$934	$25,702	$18,957	$19,085
Voyage expenses	3,104	606	3,710	1,940	3,680
Vessel operating expenses	10,961	1,525	12,486	10,421	6,880
Management fees	1,139	84	1,223	1,116	758
Impairment loss	2,394	3,728	6,122	-	-
Loss on sale of vessel	7	-	7	-	-
General and administrative expenses	8	1	9	7	5
Depreciation and amortization of deferred charges	6,368	830	7,198	7,670	4,896
Other operating (income)/loss	(81)	-	(81)	125	-
Segments’ operating income/(loss)	$868	$(5,840)	$(4,972)	$(2,322)	$2,866
Less: Unallocated general and administrative expenses (1)	-	-	(6,203)	(5,274)	(3,078)
Less: Unallocated management fees (1)	-	-	(120)	(120)	(120)
Less: Unallocated support agreement costs (1)	-	-	(6,750)	-	-
Less: Unallocated other operating (loss)/gain (1)	-	-	-	(6)	6
Total consolidated operating loss			$(18,045)	$(7,722)	$(326)

(1)	Refers to general and administrative expenses, support agreement costs, management fees and other operating loss of the parent company, OceanPal Inc.

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets of December 31, 2024, and December 31, 2023, is as follows:

	December 31, 2024	December 31, 2023
Dry bulk segment	$53,205	$78,480
Tanker segment	26,873	-
Cash and cash equivalents (1)	6,284	14,584
Equity method investment (1)	2,970	1,645
Prepaid expenses and other current assets, net (1)	130	136
Total consolidated assets	$89,462	$94,845

(1)	Refers to the assets of the parent company, OceanPal Inc.

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
12. Financial Instruments and Fair Value Disclosures

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
For the years ended December 31, 2024, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
For the years ended December 31, 2024, 2023 and 2022, charterers that individually accounted for 10% or more of the Company’s revenues, all derived from the Company’s dry bulk segment, were as follows:

Charterer	2024	2023	2022
A	31%	10%	-
B	16%	-	-
C	10%	-	-
D	-	25%	-
E	-	16%	20%
F	-	-	14%
G	-	-	12%
H	-	-	11%

The maximum aggregate amount of loss due to credit risk that the Company would incur if the aforementioned charterers failed completely to perform according to the terms of the relevant time charter parties, amounted to $1,294, $1,640, and $215 as of December 31, 2024, 2023 and 2022, respectively.

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

2023- Non-recurring fair value measurements related to the warrants’ liability.

Warrants’ liability: The private placement warrants were initially recorded at fair value on their issuance date and subsequent settlement dates with the offsetting adjustments recorded in “Change in fair value of warrants’ liability” within the accompanying consolidated statements of comprehensive loss. The fair value of the private placement warrants at their issuance date (i.e., February 10, 2023), and subsequent settlement dates, has been determined through Level 3 inputs of the fair value hierarchy (Note 7(a)).

Non-recurring fair value measurements from warrants’ subsequent settlements:

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
For the years ended December 31, 2024, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)

13. Income Taxes

Under the laws of the countries of the companies’ incorporation and / or vessels’ registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in “Vessel operating expenses” in the accompanying consolidated statements of comprehensive loss.

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

The Company and each of its subsidiaries expects it qualifies for this statutory tax exemption for the 2024 taxable year, and the Company takes this position for United States federal income tax return reporting purposes. Therefore, the Company does not expect to have any U.S. federal income tax liability the year ended December 31, 2024.

OCEANPAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except share, per share, warrants’ and scrap rate data, unless otherwise stated)
14. Subsequent Events

(a)	Dividend Payments on Series C and Series D Preferred Stock

On January 15, 2025, the Company declared and paid a quarterly cash dividend of $17.5 per share, or $404 in the aggregate, on the Company’s then outstanding 23,083 Series D Preferred Stock to Series D Preferred Stockholders of record date January 14, 2025, for the period from October 15, 2024 up to and including January 14, 2025.
On January 15, 2025, the Company also paid a quarterly cash dividend of $20.0 per share, or $177 in the aggregate, on its then outstanding 8,853 Series C Preferred Stock to Series C Preferred Stockholders of record date January 14, 2025, for the period from October 15, 2024, up to and including January 14, 2025.

On April 15, 2025, the Company declared and paid a quarterly cash dividend of $117.5 per share, or $404 in the aggregate, on the Company’s then outstanding 23,083 Series D Preferred Stock to Series D Preferred Stockholders of record date April 14, 2025, for the period from January 15, 2025, up to and including April 14, 2025.

On April 15, 2025, the Company also paid a quarterly cash dividend of $20.0 per share, or $202 in the aggregate, on (i) its then outstanding 8,853 Series C Preferred Stock for the period from January 15, 2025, up to and including April 14, 2025, and (ii) the 3,332 shares of Series C Preferred Stock awarded to directors on March 12, 2025 for the period from March 12, 2025 up to and including April 14, 2025, to Series C Preferred Stockholders of record date April 14, 2025.

(b)	Sale of the M/V Salt Lake City

On January 21, 2025, the Company, through Marfort, entered into a Memorandum of Agreement with an unaffiliated third party for the sale of M/V Salt Lake City at an aggregate purchase price of $16,100, before commissions and other sale expenses. The vessel was delivered to its new owners on February 13, 2025. The sale is expected to result to an approximate $0.6 million loss to the Company.

(c)	Restricted stock award and cash bonus

On March 11, 2025, the Company amended and restated its 2021 Equity Incentive Plan so that the maximum aggregate number of shares Series C Preferred Stock that may be delivered pursuant to awards granted under the 2021 Equity Incentive Plan, as amended and restated, is 25,000.

On March 12, 2025, the Company’s Board of Directors further approved the award of 3,332 shares of restricted Series C Preferred Stock to the Company’s directors, pursuant to the Company’s amended and restated 2021 Equity Incentive Plan, as annual bonus. The cost of these awards will be recognized in income ratably over the restricted shares vesting period which will be two years. The Board of Directors also approved an aggregate performance cash bonus of $225 to Steamship, which has been accrued for as of December 31, 2024, in the accompanying consolidated financial statements.

(d)	Payment of equity installment for chemical tankers investment

On March 18, 2025, the Company paid its last installment due in connection with its chemical tankers’ investment (Note 4), amounting to $1,375.

(e)	Renewal of brokerage services agreement with Steamship

On March 12, 2025, the Brokerage Services Agreement between the Company and Steamship was terminated and replaced with a new agreement with retroactive effect from January 1, 2025, ending on December 31, 2025 (unless terminated earlier on the basis of any other provision contained therein) and is automatically renewed for further periods of one calendar year. The remaining agreement terms remained unaltered.